Confidential draft registration statement no. 3 submitted to the Securities and Exchange Commission on May 28, 2015. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TPI Composites, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3511	20-1590775
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

TPI Composites, Inc.

8501 N. Scottsdale Rd.

Gainey Center II, Suite 280

Scottsdale, AZ 85253

(480) 305-8910

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Steven C. Lockard

Chief Executive Officer

TPI Composites, Inc.

8501 N. Scottsdale Rd.

Gainey Center II, Suite 280

Scottsdale, AZ 85253

(480) 305-8910

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

H. David Henken, Esq. Bradley C. Weber, Esq. Ryan S. Sansom, Esq. Goodwin Procter LLP Exchange Place Boston, MA 02109 (617) 570-1000	William E. Siwek Chief Financial Officer Steven Fishbach, Esq. General Counsel TPI Composites, Inc. 8501 N. Scottsdale Rd. Gainey Center II, Suite 280 Scottsdale, AZ 85253 (480) 305-8910	Sandra L. Flow, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. Includes the offering price attributable to additional shares that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 28, 2015

PRELIMINARY    PROSPECTUS

This is the initial public offering of TPI Composites, Inc. We are selling                  shares of our common stock.

We expect the public offering price to be between $         and $         per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on The NASDAQ Global Market under the symbol “TPIC”.

We are an “emerging growth company” under federal securities laws and, as such, will be subject to reduced public company disclosure standards. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 17 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” beginning on page 142 of this prospectus for additional information regarding total underwriter compensation.

The underwriters may also exercise their option to purchase up to an additional                  shares from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2015.

BofA Merrill Lynch	J.P. Morgan

Cowen and Company	Raymond James	FBR

The date of this prospectus is                     , 2015.

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or any free writing prospectus prepared by us or on our behalf. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or of any sale of our common stock.

INDUSTRY AND MARKET DATA

This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications, such as those published by the American Wind Energy Association, or AWEA, Bloomberg New Energy Finance, or BNEF, Global Wind Energy Council, or GWEC, MAKE Consulting, or MAKE, Energy Information Administration, or EIA, or other publicly available information, as well as other information based on our internal sources. Although we believe that the third-party sources referred to in this prospectus are reliable, neither we nor the underwriters have independently verified the information provided by these third parties. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. You should consider, among other things, the matters described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus. Unless the context otherwise requires, we use the terms “TPI Composites,” “TPI,” “we,” “us” and “our” in this prospectus to refer to TPI Composites, Inc. and its consolidated subsidiaries.

TPI Composites, Inc.

Company Overview

We are the largest U.S.-based independent manufacturer of composite wind blades. We enable many of the industry’s leading wind turbine original equipment manufacturers, or OEMs, who have historically relied on in-house production, to outsource the manufacturing of some of their wind blades through our global footprint of advanced manufacturing facilities strategically located to serve large and growing wind markets in a cost-effective manner. Given the importance of wind energy capture, turbine reliability and cost to power producers, the size, quality and performance of wind blades have become highly strategic to our OEM customers. As a result, we have become a key supplier to our OEM customers in the manufacture of wind blades and related precision molding and assembly systems. We have entered into long-term supply agreements pursuant to which we dedicate capacity at our facilities to our customers in exchange for their commitment to purchase minimum annual volumes of wind blade sets, which consist of three wind blades. As of May 19, 2015, our long-term supply agreements provide for estimated minimum aggregate volume commitments from our customers of $1.2 billion and encourage our customers to purchase additional volume up to, in the aggregate, an estimated total contract value of over $2.3 billion through the end of 2019. This collaborative dedicated supplier model provides us with contracted volumes that generate significant revenue visibility, drive capital efficiency and allow us to produce wind blades at a lower total delivered cost, while ensuring critical dedicated capacity for our customers.

Our OEM customers include General Electric International, Inc. and its affiliates (GE Wind), Vestas Wind Systems A/S (Vestas), Gamesa Wind US LLC (Gamesa), Nordex SE (Nordex) and Acciona Windpower, S.A. (Acciona). Prior to 2013, we had one OEM customer that, according to MAKE, represented approximately 10% of the global wind energy market based on megawatts, or MWs of energy capacity installed. Although we don’t supply all of their wind blade volume, we currently have five OEM customers who collectively, according to MAKE, account for over 31% of the global wind energy market over the three years ended December 31, 2014, based on MWs of energy capacity installed. The wind power generation industry is experiencing significant growth in countries belonging to the Organization for Economic Cooperation and Development, or OECD, as well as in emerging growth markets. To meet this growth in demand reliably in a capital-efficient and cost-effective manner, many OEMs are shifting from manufacturing wind blades themselves to the outsourced manufacture of their wind blades. Our collaborative approach, advanced composite technology and global manufacturing footprint have allowed us to capitalize on this trend by replacing or augmenting the in-house capabilities of our customers and efficiently delivering wind blades when and where required. Our facilities in the United States, China, Mexico and Turkey create a geographically-diverse, global production platform to meet our customers’ needs in key large and growing wind markets. We intend to continue expanding in locations that represent growth opportunities for the wind energy market and our customers. We believe our diversification, together with our long-term agreements, allow us to take advantage of growth trends and help to insulate us from potential short-term fluctuations or legislative changes in any one market.

Our wind blade and precision molding and assembly systems manufacturing businesses accounted for 100%, over 99%, 97% and 99% of our total net sales in the three months ended March 31, 2015 and the years ended December 31, 2014, 2013 and 2012, respectively. We also leverage our advanced composite technology and the expertise gained from our history of innovation to supply high strength, lightweight and durable composite solutions for the transportation market.

Global Wind Energy Market

The wind power generation industry has grown rapidly and expanded worldwide in recent years to meet high global demand for clean electricity. According to BNEF, from 2000 to 2014, the cumulative global power generating capacity in gigawatts, or GWs, grew at an average annual rate of 25%. Cumulative installed capacity is led by China (approximately 110 GWs), the United States (approximately 64 GWs) and Germany (approximately 40 GWs). In addition, from 2008 to 2014, the cumulative global power generating capacity of wind turbine installations in GWs increased by more than three times. Wind energy is now used in over 80 countries, 24 of which have more than 1 GW installed. The rapid growth in the wind power generation industry has been driven by population growth and the associated increase in electricity demand, widespread emphasis on expanded use of renewable energy and water resource management, the increasing effectiveness and cost-competitiveness of wind energy and accelerated urbanization in developing countries, among other factors.

In 2014, the wind industry added approximately 49 GWs of generation capacity. According to BNEF, market diversification increased as a result of demand from newer markets in Asia, Latin America and non-EU Europe, which collectively represented approximately 41% of capacity in 2014, as compared to 39% in 2013. Although Europe and the United States led early wind development, since 2010, the majority of wind turbines have been installed in non-OECD countries, particularly in Asia and Latin America. For example, according to BNEF, China accounted for 42.5% of global annual installed wind generation capacity in 2014 with continued growth expected due to rising power consumption and political commitment to a clean energy solution. At the same time, cumulative wind generation capacity grew by 48.6% in Mexico and 29.1% in Turkey from 2013 to 2014, underpinned by strong wind resources, high electricity prices, robust energy demand and key regulatory policies tailored to incentivize usage, among other factors.

Onshore wind LCOE—which reflects the levelized cost of energy per megawatt hour of a generation project over its lifetime—is now on par with combined new cycle gas turbines and substantially below solar photovoltaic, according to IEA. The advancement of turbine technology, including larger rotor diameters and higher hub heights, has increased energy capture, thus reducing LCOE for onshore wind. For a further discussion of LCOE, see “Our Industry—Global Wind Energy Market.” The proliferation of cost-effective wind generation enhances energy resource diversity and mitigates the price volatility associated with fossil fuels, thereby helping to stabilize overall electricity costs in the long term. Wind energy projects do not require any fuel, such as natural gas or coal, during operation, and we believe that they are typically constructed within a substantially shorter period of time relative to conventional generation resources. In addition, to reduce carbon emissions and dependence on fossil fuels, governments in many countries have adopted renewable energy targets and have financially incentivized investment in wind energy projects.

The wind turbine industry, which constitutes our direct customer base, is concentrated among a few established players, with the top twelve OEMs accounting for approximately 75% of the total global market in 2014 based on MWs installed, according to MAKE. We believe MWs installed is the most widely followed measure of market share in the wind turbine industry and also reflects the OEM’s demand for wind blades. We currently have long-term supply agreements with four of these top twelve OEMs and intend to seek to develop new relationships with additional OEMs to grow our business. In addition, we expect growth in the industry itself – by the end of 2019, cumulative global installed wind capacity is projected to be over 635 GWs, according to BNEF, representing a five-year compounded annual growth rate of approximately 12%.

Historically, many wind turbine OEMs manufactured their own wind blades in-house to ensure a high level of quality and dedicated capacity, reflecting the importance of the wind blade supply to turbine production, concerns over protecting their proprietary wind blade designs and the scarcity of independent wind blade suppliers with sufficient manufacturing expertise and capacity. During 2007 and 2008, the U.S. and China markets grew at a rapid pace, which created additional demand in the wind turbine manufacturing supply chain. To balance supply and demand, many leading wind turbine OEMs established a production footprint in high-growth regions.

The current globalization of the wind industry presents a new set of challenges and opportunities for wind turbine OEMs. As opposed to establishing a manufacturing presence in each new core growth market, wind turbine OEMs are now focusing on supply chain efficiencies and their core competencies in the design, marketing and sale of wind turbines. In doing so, wind turbine OEMs are increasingly outsourcing the production of key components, such as wind blades, to select manufacturers to remain competitive and address growth markets. This approach enables wind turbine OEMs to lower their capital costs and shift the production requirements of mission critical components to manufacturers that possess highly specialized expertise in advanced composite, production and process technology. From a product perspective, wind turbine OEMs have adopted a variety of strategies, including the introduction of new turbine models with improved technology, warranty terms, more stringent performance guarantees, and tailor-made turbines for specific countries or regions. During the past three years, all of the top twelve wind turbine suppliers in the world have introduced wind turbines with longer wind blade lengths and taller towers designed to capture more energy at the lower end of the wind speed scale. We believe that installation of wind turbines in regions with lower wind speeds is encouraged due to proximity to energy demand centers, thereby reducing the amount of transmission infrastructure required. We expect this trend of expansion to regions not traditionally classified as high wind resource regions to continue, which we believe will help us continue to expand our global footprint.

According to BNEF, the total wind blade industry generated $10.6 billion in revenues in 2014 and is projected to grow to $12.8 billion by 2019. We believe our addressable market will continue to expand, as outsourced wind blade manufacturing is expected to rise from 52% in 2013 to 59% in 2017, according to MAKE. As the wind energy market continues to expand globally and wind turbine OEMs continue to shift towards increased outsourcing of wind blade manufacturing, we believe we are well-positioned to continue the expansion of our global footprint.

Competitive Strengths

•	Wind industry leader with cost-effective, global footprint. We are the largest U.S.-based independent manufacturer of composite wind blades and have developed a global footprint to serve the growing wind energy market worldwide. We currently have five advanced wind blade plants in strategic locations in the United States, China, Mexico and Turkey. We also have facilities in the United States and China that manufacture precision molding and assembly systems for wind blades. This geographically diverse footprint enables us to leverage our global scale and technological capabilities, serve regional markets and export to ports around the world in a cost-effective manner, thereby enabling our customers to capitalize on the benefits of outsourced wind blade manufacturing. We believe our extensive experience with delivering high quality wind blades to diverse, global markets creates a significant barrier to entry and is the foundation of our leadership position in the independent market for wind blade manufacturing. Moreover, the expansion of our manufacturing footprint in coordination with our customers allows us to scale our capacity to meet demand as well as ensure dedicated manufacturing capacity for each of our customers in our existing facilities or in new facilities located to optimize labor and transportation costs.

•

Positioned to capitalize on significant growth trends in the wind energy market. We believe that our reputation as a reliable, global wind blade manufacturer and our focus on developing replicable and scalable manufacturing facilities and processes positions us to continue to capture opportunities in large and growing wind energy markets. Our ability to capitalize on recent growth trends in the wind energy market and OEM outsourcing has allowed us to grow our revenue 105% from 2012 to 2014 while expanding our global manufacturing footprint by opening three additional advanced wind blade manufacturing facilities. We believe this global growth and the emergence of new wind markets will continue to create opportunities for us as our customers focus on supply chain optimization and wind blade outsourcing as a critical component of their strategy.

•	Advanced composite technology and production expertise. Our significant expertise in advanced composite technology and production enables us to manufacture lightweight and durable wind blades with near-aerospace grade precision at an industrial cost. We have developed and use high-performance composite materials, precision molding and assembly systems, including modular tooling techniques, and advanced process technology, as well as sophisticated measurement, inspection, testing and quality assurance tools, which have allowed us to produce over 20,000 wind blades since 2001 with an excellent field performance record in a market where reliability is critical to our customers’ success. With our culture of continuing innovation and a collaborative “design for manufacturability” approach, we continue to address increasing physical dimensions and the need for rapid model changes, demanding technical specifications and strict quality control requirements for wind blades, which today are generally 50 to 60 meters or more in length. We also invest in ongoing simplification and selective automation of production processes for increased efficiency and precision. We have partnered with the U.S. Department of Energy, government laboratories, universities and our customers to innovate through cost sharing Advanced Manufacturing Innovation Initiative, or AMII programs. We operate a dedicated research and development facility in Fall River, Massachusetts and conduct research and development in our various manufacturing facilities around the world. As of December 31, 2014, our highly experienced engineering and technical workforce includes professionals holding 353 engineering and technical degrees, most of whom have specialized in composites and wind energy for many years and have deep familiarity with the manufacturing of wind blades.

•	Collaborative dedicated supplier model. Our deeply collaborative dedicated supplier model engenders stable, long-term relationships with customers, driving capital efficiency and helping to insulate us from potential short-term fluctuations or legislative changes in any one market. Our collaborative approach to manufacturing wind blades to meet our customers’ unique specifications, coupled with their investment in model-specific tooling in our facilities, promotes significant customer loyalty and creates higher switching costs. Our focused factory model, in which we contractually dedicate production lines to a specific customer in exchange for their commitment to purchase minimum annual volumes, also serves to protect the confidentiality of our customers’ proprietary wind blade and turbine designs. Our ability to manufacture the model-specific tooling for our customers further strengthens our role as a “one stop shop” for our customers, provides an efficient solution to their wind blade supply needs and allows us to produce high-quality wind blades at a lower total delivered cost. We work to continue to drive down the cost of materials and production through innovation and global sourcing, the benefit of which we share with our customers contractually in a manner that reduces LCOE for the customer and improves our margins, further strengthening our deep customer relationships. We manufacture wind blades for five of the largest global wind turbine suppliers: GE Wind, Vestas, Gamesa, Nordex and Acciona. According to MAKE, our customers represented over 31% of the global wind energy market over the three years ended December 31, 2014, and over 76% of the U.S. wind turbine market over the two years ended December 31, 2014, based on MWs of energy capacity installed. GE Wind, in particular, accounted for 53.2%, 73.2%, 91.2% and 92.7% of our total net sales for the three months ended March 31, 2015 and the years ended December 31, 2014, 2013 and 2012, respectively.

•

Long-term supply agreements provide significant revenue visibility. In our collaborative dedicated supplier model, we enter into long-term supply agreements that provide significant incentives for our customers to maximize the volume of wind blades purchased, through increased pricing at lower volumes that contribute to profitability during start up periods, even at minimum volume levels. As of May 19, 2015, our existing wind blade supply agreements provide for estimated minimum aggregate volume commitments of $1.2 billion and encourage customers to purchase additional volume up to, in the aggregate, an estimated total contract value of over $2.3 billion through the end of 2019, providing significant future revenue visibility and helping to insulate us from potential short-term fluctuations or legislative changes in any one market. We believe our strong relationships with leading global turbine OEMs, underpinned by these long-term supply agreements, provide significant stability and visibility into our future performance and growth.

•	Compelling Return on Invested Capital. We believe our highly efficient manufacturing processes and customer arrangements are critical to achieving compelling returns on invested capital. We manufacture our customers’ unique wind blade models at locations where we invest in the plant facility and equipment, while our customers invest alongside us by purchasing model-specific tooling from us or other sources. This focused factory model allows us to concentrate on efficient manufacturing practices and drives cost saving initiatives throughout our facilities. Moreover, our customer relationships and long-term supply agreements result in relatively low sales and marketing and other similar general expenses. The focused factory model is replicated in each of our wind blade manufacturing facilities and is key to our strategy to expand our footprint in specific markets.

•	Experienced management team with a strong track record of delivering growth. Our senior management team has an average of 12 years of experience in the wind industry and the design and manufacture of composite structures. Over the course of the past decade, the team has successfully positioned us as the largest independent U.S.-based manufacturer of wind blades and has developed and deepened customer relationships with leading OEMs in the global wind energy market. At the same time, our team has built a global manufacturing network with five wind blade factories and two precision molding and assembly systems facilities across three continents and has demonstrated the ability to enter new markets quickly and efficiently. Our executives are recognized as thought leaders in the wind energy industry and hold leadership positions in industry organizations, such as AWEA.

Business Strategy

Our long-term success will be driven by our competitive strengths and business strategy. The key elements of our strategy are as follows:

•	Grow our existing relationships and develop new relationships with leading industry OEMs. We plan to continue growing and expanding our relationships with existing customers, who, according to MAKE, represented over 31% of the global wind energy market over the three years ended December 31, 2014, and over 76% of the U.S. wind turbine market over the two years ended December 31, 2014, based on MWs of energy capacity installed as well as developing new relationships with other leading industry OEMs. Over the course of our 14 years in the wind blade market, we have established a reputation as a highly reliable wind blade manufacturer. As a result, we are presented with opportunities to expand our existing relationships and develop new relationships with industry OEMs as they seek to capitalize on the benefits of outsourced wind blade manufacturing while maintaining high quality customization and dedicated capacity.

•

Expand our footprint in large and growing wind markets, capitalize on the continuing outsourcing trend and evaluate strategic acquisitions. As the wind energy market continues to expand globally and wind turbine OEMs continue to shift towards increased outsourcing of wind blade manufacturing, we believe we are well-positioned to continue the expansion of our global footprint. We utilize our strengths in composites technology and manufacturing, combined with our collaborative dedicated supplier model to provide our customers with an efficient solution for their expansion in large and growing wind markets. Our quality, reliability and total delivered cost reduce sourcing risk for our customers. In addition, our demonstrated ability to expand into new markets and the strength of our manufacturing capabilities afford us the optionality either to build new factories or grow through strategic acquisitions.

•	Focus on continuing innovation. We have a history of innovation in advanced composite technologies and production techniques and use several proprietary technologies related to wind blade manufacturing. With this culture of innovation and a collaborative “design for manufacturability” approach, we continue to address increasing physical dimensions, demanding technical specifications and strict quality control requirements for our customers’ most advanced wind blades. We also invest in ongoing simplification and selective automation of production processes for increased efficiency and precision. In addition, we plan to leverage our history of composite industry-first innovations to grow our business in the transportation market, in which there is a demand for high precision, structural composites manufacturing.

•	Continue to drive down costs of wind energy. We continue to work with our customers on larger size wind blade models that maximize the capture of wind energy and drive down the LCOE. We also continue to utilize our advanced technology, regional manufacturing facilities strategically located to cost effectively serve large and growing wind markets and ability to source materials globally at competitive costs to deliver high-performing, composite wind blades at a lower total delivered cost. Our collaborative engineering approach and our advanced precision molding and assembly systems allow us to integrate our customer’s design requirements with cost-efficient, replicable and scalable manufacturing processes. We also continue to collaborate with our customers to drive down the cost of materials and production, the benefit of which we share with our customers contractually in a manner that reduces LCOE for customers, further strengthening our customer relationships and improving our margins.

Risks Related to Our Business

Our business is subject to many risks and uncertainties of which you should be aware before you decide to invest in our common stock. These risks are discussed more fully under “Risk Factors” in this prospectus. Some of these risks include, but are not limited to, the following:

•	A significant portion of our business is derived from a small number of customers, and one wind blade customer in particular, and any loss of or reduction in purchase orders, failure of these customers to fulfill their obligations or our failure to secure long-term supply agreement renewals from these customers would materially harm our business.

•	Defects in materials and workmanship could harm our reputation, expose us to product warranty or other liability claims, decrease demand for our wind blades, or materially harm existing or prospective customer relationships.

•	We have experienced and could in the future experience quality or operational issues in connection with plant construction, expansion and operations, which could result in losses and cause delays in our ability to complete our projects and may therefore materially harm our business, financial condition and results of operations.

•	Demand for our wind blades may fluctuate for a variety of reasons, including the growth of the wind industry, and may not be sufficient to support our growth strategy.

•	We may not be able to manage our future growth effectively, which may materially harm our business, operating results and financial condition.

•	We operate a substantial portion of our business in international markets and we may be unable to effectively manage a variety of currency, legal, regulatory, economic, social and political risks associated with our global operations and those in developing markets.

•	Our financial position, revenue, operating results and profitability are difficult to predict and may vary from quarter to quarter, which could cause our share price to decline significantly.

•	We have a history of net losses and may not achieve or maintain profitability in the future.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a shareholder approval of any golden parachute arrangements.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.0 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. We have irrevocably elected to “opt out” of the exemption for the delayed adoption of certain accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Company and Other Information

We were founded in 1968 and have been providing composite wind blades for 14 years. Our knowledge and experience of composite materials and manufacturing originates with our predecessor company, Tillotson Pearson Inc., a leading manufacturer of high-performance sail and powerboats along with a wide range of composite structures used in other industrial applications. Following the separation from our boat building business in 2004, we reorganized in Delaware as LCSI Holding, Inc. We changed our corporate name to TPI Composites, Inc. in August 2008. Today, we are headquartered in Scottsdale, Arizona, and we have expanded our global footprint to include domestic facilities in Newton, Iowa; Fall River, Massachusetts; Warren, Rhode Island; and Santa Teresa, New Mexico and international facilities in Dafeng, China; Taicang Port, China; Taicang City, China; Juarez, Mexico; and Izmir, Turkey. Together, as of March 31, 2015, our facilities have over 1.8 million square feet of manufacturing space and over 4,500 employees, including materials and process engineers, manufacturing process engineers, quality assurance personnel and production workers.

Our principal executive offices are located at 8501 North Scottsdale Road, Gainey Center II, Suite 280, Scottsdale, Arizona 85253 and our telephone number is (480) 305-8910. Our website address is www.tpicomposites.com. The information contained on our website or that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our common stock.

This prospectus contains references to our trademarks. This prospectus contains additional trade names, trademarks and service marks of other companies. Those other trade names, trademarks and service marks are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

THE OFFERING

Common stock offered by us	shares ( shares in the event the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding immediately after this offering	shares ( shares in the event the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares from us	We have granted the underwriters an option for a period of 30 days to purchase up to an additional shares of our common stock at the public offering price, less underwriting discounts.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million, or $ million if the underwriters fully exercise their option to purchase additional shares, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including financing our existing manufacturing operations, expansion in existing and new geographies and repayment of certain indebtedness. Although we currently have no agreements or commitments for any specific acquisitions, we may also use a portion of the net proceeds to expand our current business through strategic alliances or acquisitions of other businesses, products or technologies. See “Use of Proceeds.”

Concentration of Ownership	Upon the completion of this offering, our executive officers and directors and stockholders holding more than 5% of our capital stock, and their affiliates, will beneficially own, in the aggregate, approximately % of our outstanding shares of common stock.

Dividend Policy	We currently intend to retain earnings, if any, to finance the development and growth of our business and do not anticipate paying cash dividends on the common stock in the future.

Proposed trading symbol	We intend to have our common stock listed on The NASDAQ Global Market under the symbol “TPIC”.

Risk factors	You should read “Risk Factors” beginning on page 16 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

The number of shares of common stock to be outstanding after this offering is based on 70,413 shares of common stock outstanding as of March 31, 2015 and excludes:

•	shares of common stock issuable upon exercise of outstanding options as of at a weighted average exercise price of $ per share;

•	shares of our common stock reserved for issuance in connection with the exercise of our outstanding warrants to purchase common stock issued on December 29, 2014, or the Common Warrants, which we issued in connection with our subordinated convertible promissory notes issued in December 2014, or the December Bridge Notes;

•	884 shares of common stock issuable upon the exercise of outstanding warrants, other than our Common Warrants, to purchase common stock; and

•	shares of our common stock reserved for future issuance under our 2015 Stock Option and Incentive Plan, or 2015 Plan, and which contains provisions that automatically increase its share reserve each year.

Except as otherwise indicated, all information in this prospectus:

•	gives effect to a -for- stock split of our common stock to be effected pursuant to our amended and restated certificate of incorporation prior to the completion of this offering;

•	gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 58,639 shares of our common stock upon the completion of this offering;

•	assumes no exercise by the underwriters of their option to purchase up to an additional shares of our common stock in this offering; and

•	assumes no exercise of the outstanding options described above.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

We have derived the summary consolidated statements of operations data for the three months ended March 31, 2015 and 2014 and the consolidated balance sheet data as of March 31, 2015 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements were prepared on a basis consistent with our audited financial statements and include, in the opinion of management, all adjustments, consisting only of a normal recurring nature, that are necessary for a fair presentation of the financial information set forth in those statements. We have derived the summary consolidated statements of operations data for the years ended December 31, 2014, 2013 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and the results in the three months ended March 31, 2015 are not necessarily indicative of the results that may be expected for the full year or any other period. The following summary consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	$95,589	$61,530	$320,747	$215,054	$156,175

Cost of sales	90,884	50,149	289,528	200,182	147,041
Transition and startup costs	4,154	11,217	16,567	6,607	14,949

Total cost of goods sold	95,038	61,366	306,095	206,789	161,990

Gross profit (loss)	551	164	14,652	8,265	(5,815)

General and administrative expenses	3,208	1,828	9,175	7,566	8,775
Share-based compensation expense	—	—	—	—	(10,417)

Total general and administrative expenses	3,208	1,828	9,175	7,566	(1,642)

Income (loss) from operations	(2,657)	(1,664)	5,477	699	(4,173)

Other income (expense):
Interest income	59	50	186	155	124
Interest expense	(3,551)	(1,061)	(7,236)	(3,474)	(1,933)
Loss on extinguishment of debt	—	—	(2,946)	—	—
Realized gain (loss) on foreign currency remeasurement	163	(842)	(1,743)	(1,892)	(209)
Miscellaneous income	129	246	539	140	28

Total other expense	(3,200)	(1,607)	(11,200)	(5,071)	(1,990)

Loss before income taxes	(5,857)	(3,271)	(5,723)	(4,372)	(6,163)
Income tax benefit (provision)	120	59	(925)	3,346	(914)

Net loss before noncontrolling interest	(5,737)	(3,212)	(6,648)	(1,026)	(7,077)
Net loss attributable to noncontrolling interest(1)	—	—	—	2,305	2,487

Net income (loss)	(5,737)	(3,212)	(6,648)	1,279	(4,590)
Net income attributable to preferred shareholders(2)	2,356	3,643	13,930	14,149	16,209

Net loss attributable to common shareholders	$(8,093)	$(6,855)	$(20,578)	$(12,870)	$(20,799)

Net loss per share attributable to common shareholders, basic and diluted(3)	$(687)	$(582)	$(1,748)	$(1,093)	$(1,767)

Weighted average common shares outstanding, basic and diluted(3)	11,774	11,774	11,774	11,774	11,774

	Three Months Ended March 31,				Year Ended December 31,
	2015		2014		2014		2013		2012
	(in thousands, except per share data)
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)	$		$		$		$		$

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)

Other Financial Information:
Adjusted net sales(4)		$117,090		$70,751		$362,749		$221,057		$150,918
Adjusted net income (loss)(4)		$144		$(3,288)		$(5,746)		$(1,457)		$(8,409)
Adjusted EBITDA(4)		$5,754		$(103)		$14,359		$5,694		$(10,458)
Capital expenditures		$10,605		$4,431		$18,924		$7,065		$4,277
Net debt(5)		$92,720		$36,235		$81,513		$26,232		$10,415
Other Operating Information:
Sets(6)		303		205		966		648		510	(12)
Estimated megawatts(7)		727		459		2,163		1,173		943	(13)
Total manufacturing line capacity(8)		29		29		29		16		16
Dedicated manufacturing lines(9)		28		20		24		16		13
Manufacturing lines in transition(10)		3		—		7		2		6
Manufacturing lines in startup(11)		2		8		11		2		2

(1)	We commenced operations in Turkey as a 75% owner in TPI Kompozit Kanat San. Ve Tic. A.S., or TPI Turkey, in 2012 and in 2013, we became the sole owner of TPI Turkey with the acquisition of the remaining 25% interest.

(2)	Represents the annual accrual of dividends on our convertible and senior redeemable preferred shares, the accretion to redemption amounts on our convertible preferred shares and warrant fair value adjustments.

(3)	Since all the periods are net losses, the weighted average common shares outstanding are the same under the basic and diluted per share calculations.

(4)	See “Non-GAAP Financial Measures” below for more information.

(5)	Represents total debt, other than notes payable, less unrestricted cash and cash equivalents.

(6)	Number of wind blade sets (which consist of three wind blades) invoiced worldwide. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(7)	Estimated megawatts of energy capacity estimated to be generated by our wind blade sets installed worldwide during the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(8)	Number of manufacturing lines our facilities can accommodate. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(9)	Number of manufacturing lines dedicated to our customers under long-term supply agreements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(10)	Number of manufacturing lines that were being transitioned to a new wind blade model during the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(11)	Number of manufacturing lines in a startup phase during the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(12)	Includes 133 sets produced pursuant to our joint venture with Mitsubishi Heavy Industries, which concluded in 2012.

(13)	Includes an estimated 319 MWs related to the wind blades produced pursuant to our joint venture with Mitsubishi Heavy Industries, which concluded in 2012.

	As of March 31, 2015
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$26,562
Total assets	289,806
Total debt	119,282
Total liabilities	294,600
Total convertible and senior redeemable preferred shares and warrants	191,720
Total shareholders’ equity (deficit)	(196,514)

(1)	Reflects the automatic conversion or redemption of all outstanding shares of our convertible preferred stock into 58,639 shares of our common stock and a - for- stock split of shares of our common stock immediately prior to the closing of this offering, which will occur upon closing of this offering, as if the conversion had occurred and our amended and restated certificate of incorporation had become effective on March 31, 2015.

(2)	Gives effect to (i) the pro forma adjustments set forth in footnote 1 above, (ii) the sale and issuance by us of shares of our common stock in this offering, based on an assumed initial public offering price of $ per share, the midpoint of the estimated offering price range reflected on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information set forth in the above table is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the cash and cash equivalents, total assets and total shareholders’ equity (deficit) by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the cash and cash equivalents, total assets and total shareholders’ equity (deficit) by $ million assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Non-GAAP Financial Measures

In addition to providing results that are determined in accordance with GAAP, we have provided certain financial measures that are not in accordance with GAAP. Adjusted net sales, adjusted net income (loss) and adjusted EBITDA are non-GAAP financial measures. We define adjusted net sales as our net sales adjusted for certain revenue that has been deferred in accordance with GAAP. Under GAAP, we do not recognize revenue on our wind blade sales until the wind blades have been delivered to our customers. In many cases, customers request us to store their wind blades for a period of time after we have invoiced them and been paid. The revenues associated with these transactions are deferred and recognized upon delivery.

We define adjusted net income (loss) as net income (loss) adjusted for the effect of the unrecognized revenue related to the transactions described above and the related unrecognized cost of sales.

We define adjusted EBITDA as net income (loss) plus interest expense (net of interest income), income taxes, depreciation and amortization and share-based compensation expense, plus or minus any gains or losses from foreign currency remeasurement, adjusted for the net effect of the unrecognized revenue related to the transactions described above and the related unrecognized cost of sales.

Our use of adjusted net sales, adjusted net income (loss) and adjusted EBITDA has limitations, and you should not consider adjusted net sales, adjusted net income (loss) or adjusted EBITDA in isolation from or as a substitute for measures such as net sales or net income reported under GAAP. See the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used by Management to Measure Performance” for the related reconciliation of adjusted net sales, adjusted net income (loss) and adjusted EBITDA.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following risks and other information contained in this prospectus, including our consolidated financial statements and related notes, before you decide whether to buy our common stock. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations, financial condition and growth prospects could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock. The risks below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business. Certain statements below are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” in this prospectus.

Risks Related to Our Wind Blade Business

A significant portion of our business is derived from a small number of customers, and one wind blade customer in particular, and any loss of or reduction in purchase orders, failure of these customers to fulfill their obligations or our failure to secure long-term supply agreement renewals from these customers would materially harm our business.

Substantially all of our revenues are derived from our five wind blade customers. In addition, one customer, GE Wind, accounted for 53.2%, 73.2%, 91.2% and 92.7% of our total net sales for the three months ended March 31, 2015 and the years ended December 31, 2014, 2013 and 2012, respectively. In addition, three customers, Nordex, Acciona and Gamesa accounted for 16.0%, 14.9% and 11.3% of our net sales for the three months ended March 31, 2015, respectively. In addition, one customer, Nordex, accounted for 13.4% of our net sales for the year ended December 31, 2014. Accordingly, we are substantially dependent on continued business from our current wind blade customers, and GE Wind in particular. GE Wind and other customers may not continue to purchase wind blades from us at similar volumes or on as favorable terms in the future. For example, GE Wind has once in the past informed us of their intention to terminate a supply agreement. However, in that case, the agreement was not terminated but was instead renegotiated. If GE Wind or one or more of our other wind blade customers were to reduce or delay wind blade orders, fail to pay amounts due or satisfactorily perform their respective contractual obligations with us or otherwise terminate or fail to renew their long-term supply agreements with us, our business, financial condition and results of operations could be materially harmed.

Defects in materials and workmanship could harm our reputation, expose us to product warranty or other liability claims, decrease demand for our wind blades, or materially harm existing or prospective customer relationships.

Defects in our wind blades, whether caused by a design, engineering, materials, manufacturing or component failure or deficiencies in our manufacturing processes, are unpredictable and an inherent risk in manufacturing technically advanced products. We have in the past experienced wind blade testing failures and defects at some of our facilities during the startup manufacturing phase of new products, and we may experience failures or defects in the future. For instance, customer qualification of our Iowa facility was delayed due to some wind blade testing failures in 2010, resulting in corresponding delays in our wind blade production at that facility. Any such customer qualification and wind blade testing failures or other product defects in the future could materially harm our existing and prospective customer relationships. Specifically, negative publicity about the quality of our wind blades or defects in the wind blades supplied to our customers could result in a reduction in wind blade orders, increased warranty claims, product liability claims and other damages or termination of our long-term supply agreements or business relationships with current or new customers. Wind blades may also fail due to lightning strikes and other extreme weather, which could also result in negative publicity regarding our wind blades and wind energy in general. In addition, product defects may require costly repairs or replacement components, a change in our manufacturing processes or recall of previously manufactured wind blades, which could result in significant expense and materially harm our existing or prospective customer relationships.

Further, defects or product liability claims, with or without merit, may result in negative publicity that could harm our future sales and our reputation in the industry. Any of the foregoing could materially harm our business, operating results and financial condition.

We have experienced and could in the future experience quality or operational issues in connection with plant construction or expansion, wind blade model transitions and wind blade manufacturing, which could result in losses and cause delays in our ability to complete our projects and may therefore materially harm our business, financial condition and results of operations.

We dedicate most of the capacity of our current wind blade manufacturing facilities to existing customers and, as a result, we may need to build additional manufacturing capacity or facilities to serve the needs of new customers or expanded needs of existing customers. The construction of new plants and expansion of existing plants involves significant time, cost and other risks. We expect our plants to generate losses in their first 12 to 24 months of operations related to production startup expenses. Additionally, numerous factors can contribute, and have in the past contributed, to delays or difficulties in the startup of, or the adoption of our manufacturing lines to produce larger wind blade models, which we refer to as model transitions, in, our manufacturing facilities, including permitting, construction or renovation delays, the engineering and fabrication of specialized equipment, the modification of our general production know-how and customer-specific manufacturing processes to address the specific wind blades to be tested and built, changing and evolving customer specifications and expectations and the hiring and training of plant personnel. If our production or the delivery by any third-party suppliers of any custom equipment is delayed, the construction or renovation of the facility, or the addition of the production line would be delayed. Any delays or difficulties in plant startup or expansion may result in cost overruns, production delays, contractual penalties, loss of revenues and impairment of customer relationships, which could materially harm our business, financial condition and results of operations.

Our long-term supply agreements with our customers are subject to termination on short notice and our failure to perform our obligations under these agreements or the termination of agreements would materially harm our business.

Our current long-term supply agreements expire between the end of 2015 and the end of 2019. Some of our long-term supply agreements contain provisions that allow for the termination of those agreements upon the customer providing us with 15 to 360 days’ advance written notice or, in one instance, upon no advance notice, or upon a material breach that goes uncured for up to 15 to 30 days. Additionally, our long-term supply agreements contain provisions allowing our customers to terminate these agreements upon our failure to deliver the contracted wind blade volumes. Our customers may not continue to maintain long-term supply agreements with us in the future. If one or more of our customers terminate or fail to renew their long-term supply agreements with us, it would materially harm our business, financial condition and results of operations.

We operate in an industry characterized by changing customer demands and associated transition costs, which could materially harm our business.

The wind energy industry is competitive and is characterized by evolving customer demands. As a result, we must adapt quickly to customer requests for changes to wind blade specifications, which increases our costs and can provide periods of reduced revenue and margins. For instance, to satisfy GE Wind’s need for bigger wind turbines with larger wind blades, we recently agreed, at GE Wind’s request, to implement model transitions at our U.S., China, Mexico and Turkey facilities, resulting in unplanned delays in wind blade production and associated transition costs at each of these facilities. We typically are able to share transition costs with the customer in connection with these changing customer demands, but any sharing is the subject of negotiation and the amount is not always contractually defined. If we do not receive transition payments from our customers sufficient to cover our transition costs or lost margins, our business, financial condition and results of operations could be materially harmed.

The concentration of customers in our wind business could enable one or more of our customers to attempt to substantially influence our policies, business and affairs going forward.

Our dependence on five wind blade customers, and GE Wind in particular, for substantially all of our revenues could encourage GE Wind or these customers to attempt to impose new or additional requirements on us that reduce the profitability of our long-term supply agreements with them or otherwise influence our policies, choice of and arrangements with raw material suppliers and other aspects of our business. Our customers could also attempt to influence the outcome of a corporate transaction if the transaction benefits a customer’s competitor or is otherwise perceived as not advantageous to a customer, which could have the effect of delaying, deterring, or preventing a transaction that could benefit us. In addition, although we are not constrained by any exclusivity agreements with any of our existing wind blade customers, they may resist our development of new customer relationships, which could affect our relationships with them or our ability to secure new customers.

Demand for our wind blades may fluctuate for a variety of reasons, including the growth of the wind industry, which could materially harm our business and may not be sufficient to support our growth strategy.

Our revenues, business prospects and growth strategy heavily depend on the continued growth of the wind industry and our customers’ continuing demand for our wind blades. Customer demand could decrease from anticipated levels due to numerous factors outside of our control that may affect the development of the wind energy market generally, portions of the market or individual wind project developments, including:

•	general economic conditions;

•	the general availability and demand for electricity;

•	wind energy market volatility;

•	cost-effectiveness, availability and reliability of alternative sources of energy and competing methods of producing electricity, including non-renewable sources such as natural gas;

•	foreign, federal and state governmental subsidies and tax or regulatory policies;

•	the availability of financing for wind development projects;

•	the development of electrical transmission infrastructure and the ability to implement a proper grid connection for wind development projects;

•	foreign, federal and state laws and regulations regarding avian protection plans, noise or turbine setback requirements and other environmental laws and regulations;

•	administrative and legal challenges to proposed wind development projects; and

•	public perception and localized community responses to wind energy projects.

In addition to factors affecting the wind energy market generally, our customers’ demand may also fluctuate based on other factors beyond our control. Any decline in customer demand below anticipated levels could materially harm our revenues and operating results and could delay or impede our growth strategy.

Changes in customers’ business focus could materially harm our business and results of operations.

Changes in our customers’ business focus could significantly reduce their demand for wind blades. For instance, General Electric, the parent corporation of GE Wind, is a highly diversified company that operates in a number of different industries and could decide to devote more resources to operations outside of wind energy or cease selling wind turbines altogether. If any of our customers change their business focus, it could materially harm our business and results of operations.

We have experienced in the past, and our future wind blade production could be affected by, operating problems at our facilities, which may materially harm our operating results and financial condition.

Our wind blade manufacturing processes and production capacity have in the past been, and could in the future be, disrupted by a variety of problems, including:

•	production outages to conduct maintenance activities that cannot be performed safely during operations;

•	prolonged power failures or reductions;

•	breakdowns, failures or substandard performance of machinery and equipment;

•	our ability to comply with material environmental requirements or permits;

•	disruptions in the transportation infrastructure, including railroad tracks, bridges, tunnels or roads;

•	damage caused by earthquakes, fires, floods, tornadoes, hurricanes or other natural disasters or terrorism; or

•	labor unrest.

The cost of repeated or prolonged interruptions, reductions in production capacity, or the repair or replacement of complex and sophisticated tooling and equipment may be considerable and could result in damages under or the termination of our long-term supply agreements or penalties for regulatory non-compliance, any of which could materially harm our business, operating results and financial condition.

We operate a substantial portion of our business in international markets and we may be unable to effectively manage a variety of currency, legal, regulatory, economic, social and political risks associated with our global operations and those in developing markets.

We currently operate manufacturing facilities in the United States, China, Mexico and Turkey, and we intend to further expand our operations worldwide to meet customer demand. For the three months ended March 31, 2015 and the year ended December 31, 2014, 61% and 55%, respectively, of our net sales were derived from our international operations and we expect that a substantial portion of our projected revenue growth will be derived from those operations. Our overall success depends, in part, upon our ability to succeed in differing legal, regulatory, economic, social and political conditions. The global nature of our operations is subject to a variety of risks, including:

•	difficulties in staffing and managing multiple international locations;

•	increased exposure to foreign currency exchange rate risk or currency exchange controls imposed by foreign countries;

•	the risk of import, export and transportation regulations and tariffs on foreign trade and investment, including boycotts and embargoes;

•	taxation and revenue policies or other restrictions, including royalty and tax increases, retroactive tax claims and the imposition of unexpected taxes;

•	the imposition of, or rapid or unexpected adverse changes in, foreign laws, regulatory requirements or trade policies;

•	restrictions on repatriation of earnings or capital or transfers of funds into or out of foreign countries;

•	limited protection for intellectual property rights in some jurisdictions;

•	inability to obtain adequate insurance;

•	the possibility of being subjected to the jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States;

•	the misinterpretation of local contractual terms, renegotiation or modification of existing long-term supply agreements and enforcement of contractual terms in disputes before local courts;

•	the inability to maintain or enforce legal rights and remedies at a reasonable cost or at all; and

•	the potential for political unrest, expropriation, nationalization, revolution, war or acts of terrorism in countries in which we operate.

In particular, our operations in China are subject to a variety of specific risks which may adversely affect our business, including:

•	the promotion by the Chinese government of indigenous businesses, through the implementation of favorable tax, lending, purchasing and other programs and through local content requirements (which require that wind turbine equipment purchased for wind farm projects in China contain at least a majority of locally-made components) and the uncertainty and inconsistency in the promotion of foreign investment and enterprise in China;

•	the deterioration of the diplomatic and political relationships between the United States and China resulting from such factors as the opposition of the United States to censorship and other policies of the Chinese government, China’s growing trade surpluses with the United States and the potential introduction by the United States of trade restrictions that would impact Chinese imports and any retaliatory measures that could ensue;

•	the uncertainty of the Chinese legal regime generally, and in particular in protecting intellectual property and contractual rights, in securing future land use rights, and the recent adoption of new labor, environmental and tax laws, the impacts of which are not yet fully understood; and

•	various restrictions on our ability to repatriate profits from China to other jurisdictions. See—“We may have difficulty making distributions and repatriating earnings from our Chinese manufacturing operations, which may also occur in some of our other locations.”

We also operate in developing markets, which have in the past experienced, and may in the future experience, social and political unrest. For example, Turkey has experienced problems with domestic terrorist and ethnic separatist groups. The issue of civil rights for Kurdish citizens remains a potential source of political instability, which may be exacerbated by continuing instability in the Middle East.

In addition, Juarez, Mexico, the location of our Mexico manufacturing facility, has been subject to violence related to drug trafficking, including kidnappings and killings. This could negatively impact our ability to hire and retain personnel, especially senior U.S. managers, to continue to work at the facility, or disrupt our operation in other ways, which could materially harm our business.

As we continue to operate our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other related risks. We may be unsuccessful in developing and implementing policies and strategies that will be effective in managing these risks in each country where we do business or conduct operations. Our failure to manage these risks successfully could materially harm our business, operating results and financial condition.

We may not achieve the long-term growth we anticipate if wind turbine OEMs do not continue to shift from in-house production of wind blades to outsourced wind blade suppliers and if we do not expand our customer relationships and add new customers.

Many wind turbine OEMs rely on in-house production of wind blades for some or all of their wind turbines. Our growth strategy depends in large part on the continued expansion of our relationships with our current wind blade customers, and the addition of new key customers. Some of our customers possess the financial, engineering and technical capabilities to produce their own wind blades and many source wind blades from multiple suppliers. Our existing customers may not expand their wind energy operations or, if they do, they may not choose us to supply them with new or additional quantities of wind blades. Our collaborative dedicated supplier model for the manufacture of wind blades is a significant departure from traditional vertically integrated methods. As is typical for rapidly evolving industries, customer demand for new business models is highly uncertain. For instance, although we have entered into long-term supply agreements with four customers, Vestas, Gamesa, Nordex and Acciona, that also produce wind blades for their turbines in-house, we may not be able to maintain these customer relationships or enter into similar arrangements with new customers that produce wind blades in-house in the future. Our business and growth strategies depend in large part on the continuation of a current trend toward outsourcing manufacturing. If that trend does not continue or we are unsuccessful in persuading wind turbine OEMs to shift from in-house production to the outsourcing of their wind blade manufacturing, we may not achieve the long-term growth we anticipate and our market share could be limited.

Our focus on wind energy markets in a limited number of geographic areas could result in a material harm to our business, financial condition and results of operations.

The wind energy industry continues to be dependent on developments within a relatively small number of markets and we have developed our global manufacturing footprint and long-term growth strategy to serve these markets. We cannot assure you that these wind energy markets will continue to demand increasing amounts of wind energy going forward. For example, the connection or access of wind turbines to a power grid is very important when locating wind turbines. In each of these markets, there are various laws, rules or regulations that govern the connection or access of wind turbines to the power grid. If the customers of our customers fail to obtain a connection or access to power grids on a timely basis and on economically reasonable terms and enter agreements to sell the electrical energy generated or the number of MW hours that any of these markets consumes declines, our business, financial condition and results of operations could be materially harmed. In addition, if one of those markets does not develop in line with our expectations, our business, financial condition and results of operations could be materially harmed.

A drop in the price of energy sources other than wind energy, or our inability to deliver wind blades that compete with the price of other energy sources, may materially harm our business, financial condition and results of operations.

We believe that a customer’s decision to purchase wind blades is to a significant degree driven by the relative cost of electricity generated by wind turbines compared to the applicable price of electricity from the utility grid and the cost of traditional and other renewable energy sources. Decreases in the prices of electricity from the relevant utility grid or from renewable energy sources other than wind energy would harm the market for wind blades. In particular, a drop in natural gas prices could lessen the appeal of wind-generated electricity. Technological advancements or the construction of a significant number of power generation plants, including nuclear, coal, natural gas or power plants utilizing other renewable energy technologies, government support for other forms of renewable energy or construction of additional electric transmission and distribution lines could reduce the price of electricity produced by competing methods, thereby making the purchase of wind blades less attractive to customers economically. The ability of energy conservation technologies, public initiatives and government incentives to reduce electricity consumption or support other forms of renewable energy could also lead to a reduction in the price of electricity, which would undermine the attractiveness of wind turbines, and, in turn, our wind blades. If prices for electricity generated by wind turbines are not competitive, our business, financial condition and results of operations may be materially harmed.

If any precision molding and assembly systems needed for our manufacturing process contains a defect or is not fabricated and delivered in a timely manner, our ongoing manufacturing operations, business, financial condition and results of operation may be materially harmed.

We custom fabricate many of the precision molding and assembly systems used in our facilities. Our customers also have the option of using third-party manufactures to produce their custom tooling. If any piece of equipment fails, is determined to produce nonconforming or defective products or is not fabricated and delivered in a timely manner, whether produced by us or a third party, our wind blade production could be interrupted and we could be subject to contractual penalties, warranty claims, loss of revenues and damage to our customer relationships, among other consequences.

Our long-term supply agreements and our backlog is subject to reduction within contractual parameters and we may not realize all of the expected revenue.

Our current long-term wind blade supply agreements generally establish annual purchase requirements on which we rely for our future production and financial forecasts. However, the timing and volume of purchases, within certain parameters, may be subject to change by our customers. As a result, we may not realize the revenue we expect under our long-term supply agreements or pursuant to our backlog, which we define as the value of purchase orders received less the revenue recognized to date on those purchase orders. In addition, fulfillment of our backlog may not result in profits.

The long sales cycle involved in attracting new customers may make the timing of our revenue difficult to predict and may cause our operating results to fluctuate.

The complexity, expense and long-term nature of our supply agreements generally require a lengthy customer education, evaluation and approval process. It can take us from several months to years to identify and attract new customers, if we are successful at all. This long sales cycle for attracting and retaining new customers subjects us to a number of significant risks that may materially harm our business, results of operation and financial condition over which we have limited control, including fluctuations in our quarterly operating results. In addition, we may incur substantial expenses and devote significant management effort to develop potential relationships that do not result in agreements or revenue and may prevent us from pursuing other opportunities.

We encounter intense competition for limited customers from other wind blade manufacturers, as well as in-house production by wind turbine OEMs, which may make it difficult to enter into long-term supply agreements, keep existing customers and potentially get new customers.

We face significant competition from other wind blade manufacturers, and this competition may intensify in the future. The wind turbine market is characterized by a relatively small number of large OEMs. In addition, a significant percentage of wind turbine OEMs, including four of our current customers, produce their own wind blades in-house. As a result, we compete for business from a limited number of customers that outsource the production of wind blades. We also compete with a number of wind blade manufacturers in China, who are growing in terms of their technical capability and aspire to expand outside of China. Many of our competitors have more experience in the wind energy industry, as well as much greater financial, technical or human resources than we do, which may limit our ability to compete effectively with them and maintain or improve our market share. Additionally, our long-term supply agreements dedicate capacity at our facilities to our customers, which may also limit our ability to compete if our facilities cannot accommodate additional capacity. If we are unable to compete effectively for the limited number of customers that outsource production of wind blades, our ability to enter into long-term supply agreements with potential new and existing customers may be materially harmed.

We could be affected by increasing competition from new and existing industry participants, possible consolidation of the industry in the future.

The markets in which we operate are increasingly competitive and any failure on our part to compete effectively on an ongoing basis could materially harm our business, results of operations or financial condition. The key factors affecting competition in the wind energy industry are the capacity and quality of products, technology, price, the ability to fulfill local market requirements and the scope, cost and quality of maintenance services, training and support.

Competition in the wind energy industry has intensified in recent years as a result of a number of factors, including international expansion by existing industry participants exploiting new markets, particularly as political will around the issues of global warming and the environment become more prominent to the political agenda in those new markets. There has also been increasing pressure from Asian manufacturers rapidly improving the quality and reliability of their technologies, and considering moving out of their local markets and into international cross border transactions. Market entry by certain large industrial groups, including those previously unconnected to the wind energy market, through acquisitions and license agreements and numerous greenfield establishments in certain markets, also poses a competition risk.

The competitive environment in the wind energy industry may become more challenging in the years ahead, particularly in the event of greater consolidation in the industry, leading to greater market power and “economies of scale” by such market players which translate into being able to offer greater “cost of energy” savings to wind power plant customers. Our current market position could be undermined by product innovation, changes in pricing and similar factors, including any competitor’s attempt to duplicate our collaborative dedicated supplier model. Such events could materially harm our business, results of operations, financial condition or prospects.

Significant increases in or the prices of raw materials or components that cannot be reflected in the price of our products could negatively affect our operating margins.

The prices of our raw materials and components are subject to price fluctuations resulting from volatility of supply and demand in world markets. Under our long-term supply agreements, our customers generally commit to purchase minimum annual volumes and prices for wind blades are generally set as of the date of our supply agreements and adjusted annually, or in some cases more frequently, for the cost of raw material and our operating expenses in certain cases. As a result, the competitive nature of the wind blade market and our long-term supply agreements with our customers may delay or prevent us from passing cost increases in raw materials and components on to our customers. Significant increases in the price of raw materials or components used in our manufactured wind blades that cannot be reflected in the price of our products, could negatively affect our operating margins and materially harm our business, operating results or financial condition.

We could experience shortages of raw materials or components critical to our manufacturing needs, which may hinder our ability to perform under our supply agreements.

We rely upon third parties for raw materials, such as fiberglass, carbon, resins, foam core and balsa wood, and various components for the manufacture of our wind blades. Some of these raw materials and components may only be purchased from a limited number of suppliers. For example, balsa wood is only grown and produced in a limited number of geographies and is only available from a limited number of suppliers. Additionally, our ability to purchase the appropriate quantities of raw materials is constrained by our customers’ transitioning wind blade designs and specifications. As a result, we maintain relatively low inventory and acquire raw materials and components as needed. Due to significant international demand for these raw materials from many industries, we may be unable to acquire sufficient quantities or secure a stable supply for our manufacturing needs. If shortages or delays occur, we may be unable to provide our products to our customers on time, or at all. In addition, a disruption in any aspect of our global supply chain caused by transportation delays, customs delays, cost issues or other factors could result in a shortage of raw materials or components critical to our manufacturing needs. Any supply shortages, delays in the shipment of materials or components from third party suppliers, or changes in the terms on which they are available could disrupt or materially harm our business, operating results and financial condition.

Significant increases in the cost of transporting our wind blades could negatively affect the demand for our products.

A significant portion of our customers’ costs are transportation costs related to the transport of our manufactured wind blades to their customers’ wind farms. Demand for our products could be negatively affected if the costs our customers bear to transport our wind blades increase.

The nature of our manufacturing processes and unanticipated changes to those processes could significantly reduce our manufacturing yields and product reliability, which could materially harm our business, operating results and financial condition.

The manufacture of our wind blades involves highly complex and precise processes which may be dictated by our customers’ requests requiring production in highly controlled environments. Changes in our manufacturing processes or that are required by our customers could affect product reliability. Furthermore, many of our processes are manual to facilitate production flexibility and compliance with customer requirements. A manually dependent manufacturing process can limit capacity and increase production costs. In some cases, existing manufacturing techniques may be insufficient to achieve the volume or cost targets of our customers. For example, our manufacturing processes may at times require a quantity of raw materials greater than the quantity for which we have contracted, making it difficult for us to achieve the targeted cost levels negotiated with our customers. In order to achieve targeted volume and cost levels, we may need to increase the quantity of raw materials for which we contract or develop new manufacturing processes and techniques. While we continue to devote substantial efforts to the improvement of our manufacturing techniques and processes, we may not achieve manufacturing volumes and cost levels in our manufacturing activities that will fully satisfy customer demands, which could materially harm our business, operating results and financial condition.

Our reserves for warranty expenses might not be sufficient to cover all future costs.

We provide warranties for all of our products, including parts and labor, for periods that range from two to five years depending on the product sold. If a wind blade is found to be defective during the warranty period as a result of a defect in workmanship or materials, or if we are required to cover remediation expenses or other potential remedies, in addition to our regular warranty coverage we may need to repair or replace the wind blade (which could include significant transportation, installation and erection costs) at our sole expense. Our estimate of warranty expense requires us to make assumptions about matters that are highly uncertain, including future rates of product failure, repair costs, shipping and handling and de-installation and re-installation costs at customers’ sites. Our assumptions could be materially different from the actual performance of our products and these remediation expenses in the future. The expenses associated with wind blade repair and remediation activities can be substantial and may include changes to our manufacturing processes. If our estimates prove materially incorrect, we could incur warranty expenses that exceed our reserves and be required to make material unplanned cash expenditures, which could materially harm our business, operating results and financial condition.

We may not be able to meet our customers’ future wind blade supply demands, which may hinder our customer relationships and reputation.

Historically, our existing customers’ demand and MW capacity goals have mirrored the anticipated growth of the wind energy industry. Given the importance of wind energy capture, turbine reliability and cost to power producers, the size, quality and performance of wind blades have become highly strategic to our OEM customers. If we are unable to maintain future manufacturing capacity at levels that meet our customers’ increasing demands, including with respect to volume, technical specifications, or commercial terms, our existing customers may seek relationships with, or give priority to, other wind blade manufacturers or may use or develop their own internal manufacturing capabilities to meet their increased demand, which could materially harm our business, operating results and financial condition. In addition, our reputation could be materially harmed if we are unable to satisfy the requirements of our customers.

We rely on our research and development efforts to remain competitive, and we may fail to develop on a timely basis new wind blade manufacturing technologies that are commercially attractive or permit us to keep up with customer demands.

The market for wind blades is subject to evolving customer needs and expectations. Our research and development is invested in developing faster and more efficient manufacturing processes in order to build the new wind blades designed by our customers that more effectively capture wind energy and are adaptable to new growth segments of the wind energy market. Research and development activities are inherently uncertain and the results of our in-house research and development may not be successful. In addition, our competition may adopt more advanced technologies or develop wind blades that are more effective or commercially attractive. We believe that our future success will depend in large part upon our ability to be at the forefront of technological innovation in the wind energy industry and to rapidly and cost-effectively adapt our wind blade manufacturing processes to keep pace with changing technologies, new wind blade design and changing customer needs. If we are unable to do so, our business, operating results, financial condition and reputation could be materially harmed.

Many of our long-term supply agreements contain liquidated damages provisions, which may require us to make unanticipated payments to our customers.

Many of our long-term supply agreements contain liquidated damages provisions in the event that we fail to perform our obligations thereunder in a timely manner or in accordance with the agreed terms, conditions and standards. Our liquidated damages provisions typically require us to make a payment to the customer if we fail to deliver a product or service on time. We generally try to limit our exposure under any individual long-term supply agreement to a maximum penalty. Nevertheless, if we incur liquidated damages, they may materially harm our business, operating results and financial condition. For example, the supply agreements with respect to our China, Mexico and Iowa facilities provide that each party will bear its own costs except that the prevailing party in a legal action arising thereunder is entitled to its reasonable costs and expenses, including reasonable attorneys’ fees.

We depend on third parties for certain construction, maintenance, engineering, transportation, warehousing and logistics services, and failures of those third parties to perform their obligations may in turn impede our ability to perform our obligations.

We contract with third parties for certain services relating to the design, construction and maintenance of various components of our production facilities and other systems. If these third parties fail to comply with their obligations:

•	we may experience delays in the completion of new facilities or expansion of existing facilities;

•	the facilities may not operate as intended;

•	we may be required to recognize impairment charges; or

•	we could experience production delays, which could cause us to miss our production capacity targets and breach our long-term supply agreements, which could damage our relationships with our customers and subject us to contractual penalties and contract termination.

Any of these events could have a material adverse effect on our business, operating results or financial condition. Our customers also contract with third parties for the transportation of the products we manufacture. In particular, a significant portion of the goods we manufacture are transported to different countries, which requires sophisticated warehousing, logistics and other resources. If our customers fail to contract with third parties for certain construction, maintenance, engineering, transportation, warehousing and logistics services, or there are any disruptions, delays or failures in these services, this could have a material adverse effect on our business, operating results or financial condition.

Various incentives that are expected to support the growth of wind energy in the United States and around the world may not be extended or may be discontinued or changed, which could materially harm wind energy programs and materially decrease demand for our wind blades.

The U.S. wind energy industry is dependent in part upon governmental support through certain incentives including federal tax incentives and renewable portfolio standard, or RPS, programs and may not be economically viable absent such incentives. Government-sponsored tax incentive programs including the Production Tax Credit for Renewable Energy, or PTC, and the Investment Tax Credit, or ITC, are expected to support the U.S. growth of wind energy. In particular, the PTC, as extended, provided the owner of a wind turbine placed in operation before January 1, 2015 with a ten-year credit against its U.S. federal income tax obligations based on the amount of electricity generated by the wind turbine. Additionally, under the applicable PTC safe harbor, a wind turbine is considered to have been placed in operation before January 1, 2015 if the taxpayer incurs 5% or more of the total costs of the wind turbine prior to January 1, 2015. Thereafter, the taxpayer must demonstrate continuous efforts to advance the wind turbine towards completion after meeting such initial 5% safe harbor. The PTC may not be extended or renewed by Congress and any such extension or renewal may not have retroactive effect. In addition, many state governments have adopted measures designed to promote wind energy. For example, according to AWEA, 29 states, as well as the District of Columbia, have implemented RPS programs that mandate that a specific percentage of electricity sales in a state come from renewable energy within a specified period. However, RPS programs have been challenged lately and they may not continue going forward. These programs have spurred significant growth in the wind energy industry in the United States and a corresponding increase in the demand for our manufactured wind blades. However, although the U.S. government and several state governments have adopted these various programs that are expected to drive the growth of wind energy, they may approve new or additional programs that might hinder the wind energy industry and therefore negatively impact our business, operating results or financial condition.

China is currently implementing a five-year plan with a goal of 15% energy from non-fossil fuel sources and targeting 200 GWs of grid-connected wind capacity by 2020, according to MAKE, and employs preferential feed-in tariff schemes, in addition to local tax-based incentives. Mexico has established strict targets, aiming for 35% renewable energy by 2024 and 50% by 2050, according to MAKE, which it is facilitating through tax incentives. Large European Union members have renewable energy targets for 2020 of between 13% and 49% of all energy use derived from renewable energy sources, according to MAKE. Turkey enacted Law No. 5346 in 2005 to promote renewable-based electricity generation within its domestic electricity market by introducing tariffs and purchase obligations for distribution companies requiring purchases from certified renewable energy producers. The World Bank also provided to Turkey an aggregate of $600 million of loan proceeds to encourage investors to construct generation plants with renewable energy resources. These programs have spurred significant growth in the wind energy industry internationally and a corresponding increase in the demand for our manufactured wind blades. However, although foreign governments have adopted various programs that are expected to drive the growth of wind energy, they may approve new or additional programs going forward that might hinder the wind energy industry and therefore negatively impact our business as a result. For example, foreign governments may decide to reduce or eliminate these economic incentives for political, financial or other reasons. They may also favor other forms of energy, including current and new sources of energy such as solar, nuclear and hydropower.

Because of the long lead times necessary to develop wind energy projects, any uncertainty or delay in adopting, extending or renewing these incentives beyond their current or future expiration dates could negatively impact potential wind energy installations and result in industry volatility. These policies or incentives may not be renewed or maintained and any failure to do so could materially harm wind energy programs in the United States and international markets and materially decrease demand for our wind blades and, in turn, materially harm our business, operating results and financial condition.

We may not be able to obtain, or agree on acceptable terms and conditions for, government tax credits, grants, loans and other incentives for which we have in the past applied or may in the future apply, which may materially harm our business, operating results and financial condition.

We have in the past and may in the future rely, in part, on tax credits, grants, loans and other incentives under U.S. and foreign government programs to support the construction of new plants and expansion of existing manufacturing facilities. We may not be successful in obtaining these tax credits, grants, loans and other incentives, and the tax and other incentives that have already been approved may not be continued in the future. Our ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of our applications to participate in these programs. The application process for these funds and other incentives is and will be highly competitive. We may not be able to satisfy the requirements and milestones imposed by the granting authority as conditions to receipt of the funds or other incentives, the timing of the receipt of the funds may not meet our needs, and, even if obtained, we may be unable to successfully execute on our business plan. Moreover, not all of the terms and conditions associated with these incentive funds have been disclosed to us, and once disclosed, there may be terms and conditions with which we are unable to comply or that are commercially unacceptable to us. Further, participation in certain programs may require us to notify the federal government of certain intellectual property we develop and comply with applicable regulations in order to protect our interests in that intellectual property. In addition, these federal government programs may require us to spend a portion of our own funds for every incentive dollar we receive or are permitted to borrow from the government and may impose time limits during which we must use the funds awarded to us that we may be unable to achieve. If we are unable to obtain or comply with the terms of these tax credits, grants, loans or other incentives, our business, operating results and financial condition may be harmed.

Adverse weather conditions could impact the wind energy industry in some regions and could materially harm our business, operating results and financial condition.

Our business may be subject to fluctuations in sales volumes due to adverse weather conditions that could delay the erection of wind turbines, the installation of wind blades and the ability of wind turbines to generate electricity efficiently. Moreover, any remediation efforts we could be required to undertake pursuant to wind blade warranties could be delayed or otherwise adversely impacted by poor weather. Although our consumer base and geographical footprint is geographically diversified, enduring weather patterns or seasonal variations may impact the expansion of the wind energy industry in certain regions. A resulting reduction or delay in demand for the wind blades we manufacture for our customers could materially harm our business, operating results and financial condition.

Risks Related to Our Business as a Whole

We may not be able to manage our future growth effectively, which may materially harm our business, operating results and financial condition.

We expect to continue to expand our business significantly to meet our current and expected future contractual obligations and to satisfy anticipated increased demand for our products. To manage our anticipated expansion, we believe we must scale our internal infrastructure, including establishing additional facilities, improve our operational systems and procedures and manufacturing capabilities, continue to enhance our compliance and quality assurance systems, train and manage our growing employee base, and retain and add to our current executives and management personnel. Rapid expansion of our operations could place a significant strain on our senior management team, support teams, manufacturing lines, information technology platforms and other resources. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could materially harm our business, prospects, results of operations or financial condition. Our inability to implement operational improvements, generate and sustain increased revenue and manage and control our cost of goods sold and operating expenses could impede our future growth and materially harm our business, operating results and financial condition.

We have a history of net losses and may not achieve or maintain profitability in the future.

We have a history of significant net operating losses, including net losses of $5.7 million, $6.6 million and $4.6 million for the three months ended March 31, 2015 and the years ended December 31, 2014 and 2012, respectively. In the year ended December 31, 2013, we had net income of $1.3 million. As a result of these operating losses and the effect of redeemable preferred share cumulative dividends earned and the accretion to redemption amounts, we had an accumulated deficit of $197.5 million as of March 31, 2015. Although we were profitable for the year ended December 31, 2013, we may not be able to achieve profitability for the current or any future fiscal year. In addition, we expect our operating expenses to increase as we continue to seek new customer relationships and expand our operations. Our ability to achieve and maintain profitability depends on a number of factors, including the growth rate of the wind energy industry, the competitiveness of our wind blades and our ability to successfully build new and expand existing manufacturing facilities and increase production capacity at existing plants. We may incur significant losses in the future for a number of reasons, including due to the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. In addition, as a public company, we will incur additional significant legal, accounting and other expenses that we did not incur as a private company. As a result, our operations may not achieve profitability in the future and, even if we do achieve profitability, we may not be able to maintain or increase it.

Our financial position, revenue, operating results and profitability are difficult to predict and may vary from quarter to quarter, which could cause our share price to decline significantly.

Our quarterly revenue, operating results and profitability have varied in the past and are likely to vary significantly from quarter to quarter in the future. For example, our quarterly results have ranged from an operating profit of $5.0 million for the three months ended December 31, 2013 to an operating loss of $2.7 million for the three months ended March 31, 2015. The factors that are likely to cause these variations include:

•	operating and startup costs of new manufacturing facilities;

•	wind blade model transitions;

•	differing quantities of wind blade production, including the amount subject to storage arrangements;

•	unanticipated contract or project delays or terminations;

•	changes in the costs of raw materials or disruptions in raw material supply;

•	scrap of defective products;

•	warranty expense;

•	availability of qualified personnel;

•	employee wage levels;

•	costs incurred in the expansion of our existing manufacturing capacity;

•	volume reduction requests from our customers pursuant to our customer agreements; and

•	general economic conditions.

As a result, our revenue, operating results and profitability for a particular period are difficult to predict and may decline in comparison to corresponding prior periods regardless of the strength of our business. It is also possible that in some future periods our revenue, operating results and profitability may not meet the expectations of securities analysts or investors. If this occurs, the trading price of our common stock could fall substantially, either suddenly or over time, and our business, operating results and financial condition would be materially harmed.

The fluctuation of foreign currency exchange rates could materially harm our financial results.

Since we conduct a significant portion of our operations internationally, our business is subject to foreign currency risks, including currency exchange rate fluctuations. The exchange rates are affected by, among other things, changes in political and economic conditions. For example, an increase in our China sales and operations will result in a larger portion of our net sales and expenditures being denominated in Chinese Renminbi, or RMB. The Chinese government controls the procedures by which RMB is converted into other currencies, and conversion of RMB generally requires government consent. As a result, RMB may not be freely convertible into other currencies at all times. If the Chinese government institutes changes in currency conversion procedures, or imposes restrictions on currency conversion, those actions may materially harm our business, financial condition and operating results. In addition, significant fluctuations in the exchange rate between RMB and U.S. dollars may adversely affect our expenses as well as the value of our assets and liabilities. Similarly to China, an increase in our Turkey sales and operations will result in a larger portion of our net sales and expenditures being denominated in the Euro and Turkish Lira, or TRY. Significant fluctuations in the exchange rate between TRY and the U.S. dollar, TRY and the Euro or the Euro and the U.S. dollar may adversely affect our revenue, expenses, as well as the value of our assets and liabilities. To the extent our future revenues are generated outside of the United States in currencies other than the U.S. dollar, including the Euro, RMB or TRY among others, we will be subject to increased risks relating to foreign currency exchange rate fluctuations which could materially harm our business, financial condition and operating results.

Our manufacturing operations and future growth are dependent upon the availability of capital, which may be insufficient to support our capital expenditures.

Our current wind blade manufacturing activities and future growth will require substantial capital investment. For the years ended December 31, 2014 and 2013, our capital expenditures were $26.3 million and $10.7 million, respectively, including assets acquired under capital lease in 2014 and 2013 of $7.4 million and $3.6 million, respectively. Major projects expected to be undertaken include purchasing equipment for and the expansion of our Newton, Iowa; Taicang Port, China; Dafeng, China; Mexico and Turkey facilities. In addition, we estimate our annual maintenance capital expenditures to be $100,000 to $500,000 per facility. We may not have the capital to undertake these capital investments. In addition, our capital expenditures may be significantly higher if our estimates of future capital investments are incorrect and may increase substantially if we are required to undertake actions to comply with new regulatory requirements or compete with new technologies. The cost of some projects may also be affected by foreign exchange rates if any raw materials or other goods must be paid for in foreign currency. We cannot assure you that we will be able to raise funds on favorable terms, if at all, or that future financings would not be dilutive to holders of our capital stock. We also cannot assure you that completed capital expenditures will yield the anticipated results. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants, or other restrictions on our business that could impair our operational flexibility, and would require us to fund additional interest expense. If we are unable to obtain sufficient capital at a reasonable cost or at all, we may not be able to expand production sufficiently to take advantage of changes in the marketplace or may be required to delay, reduce or eliminate some or all of our current operations, which could materially harm our business, operating results and financial condition.

As a U.S. corporation with international operations, we are subject to the Foreign Corrupt Practices Act, which could impact our ability to compete in certain jurisdictions.

As a U.S. corporation, we and our subsidiaries are subject to the Foreign Corrupt Practices Act, or FCPA, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. We have manufacturing facilities in China, Mexico and Turkey, countries with a fairly high risk of corruption. Those facilities are subject to routine government oversight. Moreover, due to our need to import raw materials across international borders, we also routinely have interactions, directly or indirectly, with customs officials. In many foreign countries, it may be a local custom for businesses to engage in practices that are prohibited by the FCPA or other similar laws and regulations. Additionally, we continue to hire employees around the world as we continue to expand. Although we have recently implemented certain procedures designed to ensure compliance with the FCPA and similar laws, there can be no guarantee that all of our employees and agents, as well as those companies to which we outsource certain of our business operations, have not taken and will not take actions that violate our policies and the FCPA, which could subject us to fines, penalties, disgorgement, and loss of business, harm our reputation and impact our ability to compete in certain jurisdictions. In addition, these laws are complex and far-reaching in nature, and, as a result, we may be required in the future to alter one or more of our practices to be in compliance with these laws or any changes in these laws or the interpretation thereof. Moreover, our competitors may not be subject to the FCPA or comparable legislation, which could provide them with a competitive advantage in some jurisdictions.

We may have difficulty making distributions and repatriating earnings from our Chinese manufacturing operations, which may also occur in some of our other locations.

A material portion of our business is conducted in China. As of March 31, 2015, our China operations had unrestricted cash of $3.3 million, most of which is used to fund our operations in China. Our ability to repatriate funds from China to the United States is subject to a number of restrictions imposed by the Chinese government. We repatriate funds through a Technology License Contract, a Services Agreement and dividends. Under the Technology License Contract, TPI Composites (Taicang) Co, Ltd., or TPI Taicang, is required to pay TPI Technology, Inc., our wholly-owned subsidiary, 4.9% of its net sales for the use of an exclusive and non-transferable license to use Technical Information, as defined in the Technology License Contract, to produce products at its facilities. Under the Services Agreement, we provide (i) accounting and financial advisory services, (ii) environmental and EHS programs, (iii) information technology and data services, (iv) global sourcing and procurement services and (v) engineering and development services to TPI Taicang. We are compensated quarterly based on agreed upon hourly rates for those services. Certain of our subsidiaries are limited in their ability to declare dividends without first meeting statutory restrictions of the People’s Republic of China, including retained earnings as determined under Chinese-statutory accounting requirements. Additionally, under the terms of our credit agreement with one of our Chinese lenders, we are required to obtain its approval to pay dividends and have a current ratio of not less than one. Furthermore, before any dividends are paid, a portion of each year’s after-tax profits must be placed in a reserve fund equal to 10% of after Chinese tax profits until the reserve balance reaches 50% ($5.1 million) of the registered capital. At December 31, 2014, the amount of restricted retained earnings related to our operations in China was $5.2 million, which includes $1.0 million held in the reserve fund. Any inability to make distributions, repatriate earnings or otherwise access funds from our manufacturing operations in China, if and when needed for use outside of China, could materially harm our liquidity and our business.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud.

We maintain a system of internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to establish and maintain a system of internal controls that will be adequate to satisfy the reporting obligations of a public company.

Any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. Any failure to maintain that system, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business, and lead to our becoming subject to litigation, sanctions or investigations by The NASDAQ Stock Market, the SEC or other regulatory governmental agencies and bodies. Furthermore, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price.

We have in the past experienced material weaknesses. While we have successfully remediated those material weaknesses, we could experience control deficiencies in the future or identify areas requiring improvement in our internal control over financial reporting.

The state of financial markets and the economy may materially harm our sources of liquidity and capital.

There has been significant recent turmoil and volatility in worldwide financial markets. These conditions have resulted in a disruption in the liquidity of financial markets, and could directly impact us to the extent we need to access capital markets to raise funds to support our business and overall liquidity position. This situation could affect the cost of such funds or our ability to raise such funds. If we were unable to access any of these funding sources when needed, it could materially harm our business, operating results and financial condition.

Our ability to use our net operating loss carry forwards may be subject to limitation and may result in increased future tax liability.

Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, contain rules that limit the ability of a company that undergoes an “ownership change” to utilize its net operating loss and tax credit carry forwards and certain built-in losses recognized in years after the ownership change. An “ownership change” is generally defined as any change in ownership of more than 50% of a corporation’s stock over a rolling three-year period by stockholders that own (directly or indirectly) 5% or more of the stock of a corporation, or arising from a new issuance of stock by a corporation. If an ownership change occurs, Section 382 generally imposes an annual limitation on the use of pre-ownership change net operating losses, or NOLs, credits and certain other tax attributes to offset taxable income earned after the ownership change. The annual limitation is equal to the product of the applicable long-term tax exempt rate and the value of the company’s stock immediately before the ownership change. This annual limitation may be adjusted to reflect any unused annual limitation for prior years and certain recognized built-in gains and losses for the year. In addition, Section 383 generally limits the amount of tax liability in any post-ownership change year that can be reduced by pre-ownership change tax credit carryforwards. This could result in increased U.S. federal income tax liability for us if we generate taxable income in a future period. Limitations on the use of NOLs and other tax attributes could also increase our state tax liability. The use of our tax attributes will also be limited to the extent that we do not generate positive taxable income in future tax periods. As a result of these limitations, we may be unable to offset future taxable income (if any) with losses, or our tax liability with credits, before such losses and credits expire. Accordingly, these limitations may increase our federal income tax liability.

Although we do not expect to incur an ownership change as a result of the transactions described in this offering, it is possible that the transactions described in this offering, when combined with past and future transactions, will cause us to undergo one or more ownership changes. As of December 31, 2014, we have U.S. federal NOLs of approximately $75.8 million, state NOLs of approximately $44.8 million and foreign NOLs of approximately $17.8 million available to offset future taxable income. At the end of 2008, we had an “ownership change” and the pre-ownership change NOLs existing at the date of change of $25.6 million are subject to an annual limitation of $4.3 million. As of December 31, 2014, the remaining pre-ownership change net operating losses subject to the annual limitation is approximately $3.9 million. The remaining $71.9 million of our U.S. federal NOLs as of December 31, 2014 are not subject to any annual limitations. Certain of these NOLs may be at risk of limitation in the event of a future ownership change.

We have U.S. federal, U.S. state, and foreign NOLs. In general, NOLs in one country cannot be used to offset income in any other country and NOLs in one state cannot be used to offset income in any other state. Accordingly, we may be subject to tax in certain jurisdictions even if we have unused NOLs in other jurisdictions. Also, each jurisdiction in which we operate may have its own limitations on our ability to utilize NOLs or tax credit carryovers generated in that jurisdiction. These limitations may increase our federal, state, and/or foreign income tax liability.

Our current $75.0 million credit facility with Highbridge Principal Strategies contains, and any future loan agreements we may enter into may contain, operating and financial covenants that may restrict our business and financing activities.

We have a $75.0 million credit facility with Highbridge Principal Strategies, LLC, or Highbridge ($55.0 million of which was outstanding as of March 31, 2015), which is secured by substantially all of our assets. In addition, from time to time, we enter into various loan, working capital and accounts receivable financing facilities to finance the construction and ongoing operations of our advanced manufacturing facilities and other capital expenditures. Our Highbridge credit facility contains various financial covenants and restrictions on our and our operating subsidiaries’ excess cash flows and ability to make capital expenditures, incur additional indebtedness and pay dividends or make distributions on, or repurchase, our stock. The operating and financial restrictions and covenants of our Highbridge credit facility, as well as our other existing and any future financing agreements that we may enter into, may restrict our ability to finance our operations, engage in business activities or expand or fully pursue our business strategies. Our ability to comply with these covenants may be affected by events beyond our control, and we may not be able to meet those covenants. Even with cure rights available to us, we may not be able to maintain appropriate minimum adjusted EBITDA, leverage ratio and fixed charge coverage ratio requirements in the future. A breach of any of these covenants could result in a default under the applicable loan facility, which could cause all of the outstanding indebtedness under such facility to become immediately due and payable by us and/or enable the lender to terminate all commitments to extend further credit. In addition, if we were unable to repay the outstanding indebtedness upon a default, the lender could proceed against the assets pledged as collateral to secure that indebtedness.

Our indebtedness may adversely affect our business, results of operations and financial condition.

Our substantial indebtedness could adversely affect our business, results of operations and financial condition by, among other things:

•	requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our debt, which would reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

•	limiting our ability to borrow additional amounts to fund debt service requirements, working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

•	making us more vulnerable to adverse changes in general economic, industry and regulatory conditions and in our business by limiting our flexibility in planning for, and making it more difficult to react quickly to, changing conditions;

•	placing us at a competitive disadvantage compared with those of our competitors that have less debt and lower debt service requirements;

•	making us more vulnerable to increases in interest rates since some of our indebtedness is subject to variable rates of interest; and

•	making it more difficult for us to satisfy our financial obligations.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our outstanding indebtedness when it becomes due and to meet our other cash needs or to comply with the financial covenants set forth therein. If we are not able to pay our debts as they become due, we could be in default under our loan agreement with Highbridge or other indebtedness. We might also be required to pursue one or more alternative strategies to repay indebtedness, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell assets, it may negatively affect our ability to generate revenues.

Much of our intellectual property consists of trade secrets and know-how that is very difficult to protect. If we experience loss of protection for our trade secrets or know-how, our business would be substantially harmed.

We have a variety of intellectual property rights, including patents, trademarks and copyrights, but much of our most important intellectual property rights consists of trade secrets and know-how. Although we strive to protect our intellectual property rights, there is always a risk that our trade secrets or know-how will be compromised or that a competitor could lawfully reverse-engineer our technology or independently develop similar or more efficient technology. We have confidentiality agreements with each of our customers, suppliers, key employees and independent contractors in place to protect our intellectual property rights, but it is possible that a customer, supplier, employee or contractor might breach the agreement, intentionally or unintentionally. It is also possible that our confidentiality agreements with customers, suppliers, employees and contractors will not be effective in preserving the confidential nature of our intellectual property rights. The patents we own could be challenged, invalidated, narrowed or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Once our patents expire, or if they are invalidated, narrowed or circumvented, our competitors may be able to utilize the inventions protected by our patents. Additionally, the existence of our intellectual property rights does not guarantee that we will be successful in any attempt to enforce these rights against third parties in the event of infringement, misappropriation or other misuse, which may materially and adversely affect our business. Because our ability to effectively compete in our industry depends upon our ability to protect our proprietary technology, we might lose business to competitors and our business, revenue, operating results and prospects could be materially harmed if we suffer loss of trade secret and know-how protection or breach of our confidentiality agreements.

If the transfer pricing arrangements we have among our subsidiaries are determined to be inappropriate in one or more jurisdictions, our tax liability may increase.

In many countries, including the United States, we are subject to transfer pricing and other tax regulations designed to ensure that appropriate levels of income are reported as earned in each jurisdiction in which we operate. These regulations require that any international transaction involving associated enterprises be on substantially the same basis as a transaction between unrelated companies dealing at arms’ length and that contemporaneous documentation be maintained to support the transfer prices. We have transfer pricing arrangements among our subsidiaries in relation to various aspects of our business. We consider the transactions among our subsidiaries to be substantially on arm’s-length terms. If, however, a tax authority in any jurisdiction reviews any of our tax returns and determines that the transfer prices and terms we have applied are not appropriate, or that other income of our affiliates should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax provision to increase, possibly materially. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation, or assess interest and penalties, it would increase our consolidated tax liability, which could materially harm our business, operating results and financial condition.

Our insurance coverage may not cover all risks we face and insurance premiums may increase, which may hinder our ability to maintain sufficient coverage to cover losses we may incur.

We are exposed to risks inherent in the manufacturing of wind blades and other composite structures as well as the construction of our facilities, such as natural disasters, breakdowns and manufacturing defects that could harm persons and damage property. We maintain insurance coverage with licensed insurance carriers that limits our aggregate exposure to the types of catastrophic losses described below. In addition, we self-insure for a portion of our claims exposure resulting from workers’ compensation and certain events of general liability. We accrue currently for estimated incurred losses and expenses, and periodically evaluate and adjust our claims accrued liability amount to reflect our experience. However, our insurance coverage may not be sufficient to cover the full amount of potential losses. In addition, there are some types of losses such as from warranty, hurricanes, terrorism, wars, or earthquakes where insurance is limited and/or not economically justifiable. If we were to sustain a serious uninsured loss or a loss exceeding the limits of our insurance policies, the resulting costs could have a material adverse effect on our business prospects, results of operations and financial condition. Further, our insurance policies provide for our premiums to be adjusted annually. If the premiums we pay for our policies increase significantly, we may be unable to maintain the same level of coverage we currently carry, or we will incur significantly greater costs to maintain the same level of coverage, including through higher deductibles.

We may be subject to significant liabilities and costs relating to environmental and health and safety requirements.

We are subject to various environmental, health and safety laws, regulations and permit requirements in the jurisdictions in which we operate governing, among other things, health, safety, pollution and protection of the environment and natural resources, the handling and use of hazardous substances, the generation, storage, treatment and disposal of wastes, and the cleanup of any contaminated sites. We have incurred, and expect to continue to incur, capital and operating expenditures to comply with such laws, regulations and permit requirements. While we believe that we currently are in material compliance with all such laws, regulations and permit requirements, any noncompliance may subject us to a range of enforcement measures, including the imposition of monetary fines and penalties, other civil or criminal sanctions, remedial obligations, and the issuance of compliance requirements restricting our operations. In addition, the future adoption of more stringent laws, regulations and permit requirements may require us to make additional capital and operating expenditures. Under certain environmental laws and regulations, liabilities also can be imposed for cleanup of currently and formerly owned, leased or operated properties, or properties to which we sent hazardous substances or wastes, regardless of whether we directly caused the contamination or violated any law. For example, we could have future liability relating to any contamination that remains from historic industrial operations by others at our properties. Additionally, some of our facilities have a long history of industrial operations and, in the past, contaminants have been detected and remediated at our Turkey facility.

There can be no assurance that we will not in the future become subject to compliance requirements, obligations to undertake cleanup or related activities, or claims or proceedings relating to environmental, health or safety matters, hazardous substances or wastes, contaminated sites, or other environmental or natural resource damages, that could impose significant liabilities and costs on us and materially harm our business, operating results or financial condition.

Claims that we infringe, misappropriate or otherwise misuse the intellectual property rights of others could subject us to significant liability and disrupt our business.

Our competitors and third party suppliers of components and raw materials used in our products protect their intellectual property rights by means such as trade secrets and patents. In the future we may be sued for violations of other parties’ intellectual property rights, and the risk of this type of lawsuit will likely increase as our size, geographic presence and market share expand and as the number of competitors in our market increases. Any such claims or litigation, whether meritorious or not, could:

•	be time-consuming and expensive to defend;

•	divert the attention of our technical and managerial resources;

•	adversely affect our relationships with current or future customers;

•	require us to enter into royalty or licensing agreements with third parties, which may not be available on terms that we deem acceptable;

•	prevent us from operating all or a portion of our business or force us to redesign our manufacturing processes or products, which could be difficult, time-consuming and expensive;

•	limit the supply or increase the cost of key raw materials and components used in our products;

•	subject us to significant liability for damages or result in significant settlement payments; and

•	require us to indemnify our customers or suppliers.

Any of the foregoing could disrupt our business and materially harm our operating results and financial condition. In addition, intellectual property disputes have in the past arisen between our customers which negatively affected such customers’ demand for wind blades manufactured by us. If such intellectual property disputes involving, or between, one or more of our customers should arise in the future, our business could be materially harmed.

We may form joint ventures, or acquire businesses or assets, in the future, and we may not realize the benefits of those transactions.

We have in the past entered into joint ventures with third parties for the manufacture of wind blades. For example, we entered into joint ventures with third parties in both our Mexico and Turkey locations. We may create new or additional joint ventures with third parties, or acquire businesses or assets, in the future that we believe will complement or augment our existing business. We cannot assure you that, following any such joint venture or acquisition, we will achieve the expected synergies to justify the transaction. We may encounter numerous difficulties in manufacturing any new products resulting from a joint venture or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. If we enter into joint ventures or acquire businesses or assets with respect to promising markets, we may not be able to realize the benefit of those joint ventures or acquired businesses assets if we are unable to successfully integrate them with our existing operations and company culture.

Our long-term growth and success is dependent upon retaining our senior management and attracting and retaining qualified personnel.

Our growth and success depends to a significant extent on our ability to attract and retain highly qualified research and development, management, manufacturing, marketing and other key personnel including engineers in our various locations. In addition, we rely heavily on our management team, including Steven C. Lockard, our Chief Executive Officer, Wayne G. Monie, our Chief Operating Officer, and William E. Siwek, our Chief Financial Officer, and other senior management. The inability to recruit and retain key personnel or the unexpected loss of key personnel may materially harm our business, operating results and financial condition. Hiring those persons may be especially difficult because of the specialized nature of our business and our international facilities. If we cannot attract and retain qualified personnel, or if we lose the services of Messrs. Lockard, Monie or Siwek, other key members of senior management or other key personnel, our ability to successfully execute our business plan, market and develop our products and serve our customers could be adversely affected. In addition, because of our reliance on our management team, our future success depends, in part, on its ability to identify and develop talent to succeed its senior management. The retention of key personnel and appropriate senior management succession planning will continue to be critical to the successful implementation of our future strategies.

Work disruptions resulting from our collective bargaining agreements could result in increased operating costs and materially harm our business, operating results and financial condition.

Our employees in Turkey, which represented approximately 25% of our workforce as of March 31, 2015, are covered by collective bargaining arrangements, which are due for renewal in September 2015. Additionally, our other employees working at other manufacturing facilities may vote to be represented by a labor union in the future. For example, our employees in Iowa attempted unsuccessfully to unionize in December 2013. There can be no assurance that we will not experience labor disruptions such as work stoppages or other slowdowns by workers at any of our facilities. Should significant industrial action, threats of strikes or related disturbances occur, we could experience a disruption of operations and increased labor costs in Turkey or other locations, which could materially harm our business, operating results or financial condition. Any such work stoppage or slow-down at any of our facilities could also result in additional expenses and possible loss of revenue for us.

Our information technology infrastructure could experience serious failures or disruptions, the failure of which could materially harm our business, operating results and financial condition.

Information technology is part of our business strategy and operations. It enables us to streamline operation processes, facilitating the collection and reporting of business data, in addition to internal and external communications. There are risks that information technology system failures, network disruptions and breaches of data security could disrupt our operations. Any significant disruption or breach may materially harm our business, operating results or financial condition.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and The NASDAQ Stock Market, impose various requirements on public companies, including requiring establishment and maintenance of effective disclosure controls and internal control over financial reporting and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We estimate that we will incur approximately $2.5 million to $3.0 million in expenses annually in response to these requirements.

Section 404(a) of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC. However, as long as we remain an “emerging growth company,” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We will take advantage of these reporting exemptions until we are no longer an “emerging growth company,” and will incur additional expense and time related to these efforts at that time. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.0 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under SEC rules.

Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives, diverting their attention away from the day-to-day management of our business, and we may not successfully or efficiently manage our transition into a public company. We will also need to upgrade our systems, implement additional financial and management controls, reporting systems and procedures, hire an internal audit group and additional accounting, auditing and financial staff with appropriate public company experience and technical accounting knowledge. We have significant operations in China, Mexico and Turkey and may have difficulty hiring and retaining employees in these countries who have the experience necessary to implement the kind of management and financial controls that are expected of a U.S. public company. In this regard, for example, China has only recently begun to adopt management and financial reporting concepts and practices like those in the United States. If we are not able to comply with these requirements in a timely manner or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline, and we could be subject to sanctions or investigations by The NASDAQ Stock Market, the SEC or other regulatory authorities, which would require additional financial and management resources.

We are faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

We may be subject to taxation in many jurisdictions in the United States and around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax laws, including increased tax rates or revised interpretations of existing tax laws and precedents, which could harm our liquidity and operating results. In addition, the taxing authorities in these jurisdictions could review our tax returns, or authorities in jurisdictions in which we do not file tax returns could assert that we are subject to tax in those jurisdictions, and in either case could impose additional tax, interest and penalties. Further, the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a material adverse impact on us and the results of our operations.

The current U.S. presidential administration has made public statements indicating that it has made international tax reform a priority, and key members of the U.S. Congress have conducted hearings and proposed a wide variety of potential changes. Certain changes to U.S. tax laws, including limitations on the ability to defer U.S. taxation on earnings outside of the United States until those earnings are repatriated to the United States, could affect the tax treatment of our foreign earnings, as well as cash and cash equivalent balances we currently maintain outside of the United States.

Risks Related to this Offering and Ownership of Our Common Stock

There has been no public market for our common stock, and an active, liquid trading market may not develop.

Before this offering, there was no public market for shares of our common stock. An active and liquid trading market may not develop following this offering or, if developed, may not be sustained. The lack of an active and liquid market may impair your ability to sell your shares of common stock at the time you wish to sell them or at a price that you consider reasonable. The lack of an active and liquid market may also reduce the market value and increase the volatility of your shares of common stock. In addition, an inactive and illiquid market may impair our ability to raise capital by selling shares of common stock and may impair our ability to acquire other business or assets by using shares of our common stock as consideration.

The price of our common stock may fluctuate substantially and your investment may decline in value.

The initial public offering price for the shares of our common stock to be sold in this offering was determined by negotiation between the representatives of the underwriters and us based upon a number of factors, including the history of, and the prospects for, our company and our industry, and may not be indicative of prices that will prevail following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	our ability to provide products due to shipments subject to delayed delivery and deferred revenue arrangements;

•	loss of or changes in our relationship with one or more of our customers;

•	failure to meet our earnings estimates;

•	conditions and trends in the energy and manufacturing markets in which we operate and changes in estimates of the size and growth rate of these markets;

•	announcements by us or our competitors of significant contracts, developments, acquisitions, strategic partnerships or divestitures;

•	availability of equipment, labor and other items required for the manufacture of wind blades;

•	changes in governmental policies;

•	additions or departures of members of our senior management or other key personnel;

•	changes in market valuation or earnings of our competitors;

•	sales of our common stock, including sales of our common stock by our directors and officers or by our other principal stockholders;

•	the trading volume of our common stock; and

•	general market and economic conditions.

In addition, the stock market in general, and The NASDAQ Global Market, as well as the market for broader energy and renewable energy companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, securities class-action litigation has often been instituted against a company following periods of volatility in the market price of that company’s securities. Securities class-action litigation, if instituted against us, could result in substantial costs or damages and a diversion of management’s attention and resources, which could materially harm our business and operating results.

A significant portion of our total outstanding shares may be sold into the public market in future sales, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the section entitled “Underwriting.” These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After the close of this offering, we will have                 shares of common stock outstanding. This includes the                 shares that we are selling in this offering, which may be resold in the public market immediately. The remaining                 shares will be able to be sold, subject to any applicable volume limitations under federal securities laws, upon expiration of the lock-up agreements with the underwriters of this offering.

In addition, there are 1,055.45 shares subject to outstanding warrants, or     % of our outstanding shares after this offering, 99.1825 shares subject to outstanding options, or     % of our outstanding shares after this offering, and                  shares, or     % of our outstanding shares after this offering, reserved for future issuance under our stock option plans that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act. Moreover, after this offering, holders of an aggregate of approximately                 shares of our common stock, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our employee equity incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions imposed on our affiliates under Rule 144.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you and may cause the market price of our common stock to drop significantly.

The exercise of options and warrants and other issuances of shares of common stock or securities convertible into common stock under our 2015 Plan will dilute your interest.

From time to time, we expect to grant options and other stock awards in accordance with the 2015 Plan. The exercise of options and warrants at prices below the market price of our common stock could adversely affect the price of shares of our common stock. Additionally, any issuance of our common stock that is not made solely to then-existing stockholders proportionate to their interests, such as in the case of a stock dividend or stock split, will result in dilution to each stockholder by reducing their percentage ownership of the total outstanding shares. If we issue options or warrants to purchase our common stock in the future and those options or warrants are exercised or we issue stock, stockholders may experience further dilution.

Our executive officers, directors and their affiliated entities will continue to have substantial control over us and could limit the ability of other stockholders to influence the outcome of key transactions, including changes of control.

Our executive officers, directors and their affiliated entities will, in the aggregate, beneficially own     % of the outstanding common stock after this offering, based on                 shares of common stock outstanding after this offering. Our executive officers, directors and their affiliated entities, if acting together, will be able to control or significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other significant corporate transactions. In addition, certain of our stockholders are affiliated with certain of our customers. These stockholders might have interests that differ from yours, and they might vote in a way with which you disagree and that could be adverse to your interests. The concentration of common stock ownership could have the effect of delaying, preventing, or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and could negatively affect the market price of the common stock.

As a new investor, you will experience immediate and substantial dilution in net tangible book value of your shares of common stock.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will experience immediate and substantial dilution of approximately $         per share, representing the difference between the initial public offering price for our shares in this offering and our pro forma net tangible book value per share after giving effect to this offering at an assumed public offering price of $        , the mid-point of the range on the cover page of this prospectus. If the holders of outstanding options to purchase our common stock exercise these options in the future pursuant to our current or future stock option plans, you will incur further dilution. If we raise additional equity by issuing equity securities or convertible debt, or if we acquire other companies or technologies by issuing equity, the newly issued shares will further dilute your percentage ownership and may reduce the value of your investment.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control the work performed by these analysts. If no securities or industry analysts commence coverage of our company, the trading price of our common stock would suffer. In the event we obtain securities or industry analyst coverage, demand for our common stock could decline if one or more equity analysts downgrade our stock or if those analysts issue unfavorable or inaccurate commentary. If such analysts cease publishing reports about us or our business, we could lose visibility in the market, which in turn could cause our share price and trading volume to decline.

We do not currently intend to pay dividends on the common stock, which may hinder your ability to achieve a return on your investment.

We have never declared or paid any cash dividends on our common stock. The continued operation and expansion of our business will require substantial funding and thus we currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Accordingly, you are not likely to receive any dividends on common stock in the foreseeable future, and your ability to achieve a return on your investment will therefore depend on appreciation in the price of the common stock.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Currently, we anticipate using the net proceeds to us from this offering for general corporate purposes, including funding the costs of our corporate, operating and expansion activities. Accordingly, our management will have broad discretion over the use of our net proceeds of this offering. You will be relying on their judgment regarding the application of those net proceeds. While our management intends to use our net proceeds in a manner that is in the best interests of our company and our stockholders, they might not apply the net proceeds in ways that increase the value of your investment. The market price of the common stock could fall if the market does not view our use of our net proceeds favorably.

Provisions of Delaware law or our charter documents could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

Provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated by-laws, which will be effective upon the completion of this offering, may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions may also prevent or delay attempts by stockholders to replace or remove our current management or members of our board of directors. These provisions include:

•	a classified board of directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings;

•	the ability of our board of directors to make, alter or repeal our amended and restated by-laws; and

•	the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine.

The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class, is necessary to amend or repeal the above provisions that are contained in our amended and restated certificate of incorporation. In addition, absent approval of our board of directors, our amended and restated by-laws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

In addition, upon the closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which limits business combination transactions with stockholders of 15% or more of our outstanding voting stock that our board of directors has not approved. These provisions and other similar provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation. These provisions may apply even if some stockholders may consider the transaction beneficial to them.

As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for our common stock.

We are an “emerging growth company” and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict whether investors will find our common stock less attractive because we may rely on these exemptions. If they do, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.0 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	growth of the wind energy market and our addressable market;

•	our future financial performance, including our net sales, cost of goods sold, gross profit or gross margin, operating expenses, ability to generate positive cash flow, and ability to achieve or maintain profitability;

•	the sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	our ability to attract and retain customers for our products, and to optimize product pricing;

•	competition from other wind blade manufacturers;

•	the discovery of defects in our products;

•	our ability to successfully expand in our existing markets and into new international markets;

•	worldwide economic conditions and their impact on customer demand;

•	our ability to effectively manage our growth strategy and future expenses;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to comply with modified or new laws and regulations applying to our business; and

•	the attraction and retention of qualified employees and key personnel.

These forward-looking statements are only predictions. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We have described in the “Risk Factors” section and elsewhere in this prospectus the principal risks and uncertainties that we believe could cause actual results to differ from these forward-looking statements. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we undertake no obligation to update any forward-looking statement to reflect events or developments after the date on which the statement is made or to reflect the occurrence of unanticipated events except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date after the date of this prospectus. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of             shares of common stock in this offering will be $         million, assuming an initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds would be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of one million in the number of shares of common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $         million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including approximately $         million to finance our existing manufacturing operations, approximately $         million to finance our expansion in existing and new geographies and approximately $         million to finance the repayment of certain indebtedness. However, these potential alternatives for the use of proceeds could change significantly depending upon the amount of cash generated by our operations, competitive and industry developments, market opportunities, the rate of growth, if any, of our business, and a variety of other factors. Although we currently have no agreements or commitments for any specific acquisitions, we may also use a portion of the net proceeds to us to expand our current business through strategic alliances or acquisitions of other businesses, products or technologies.

We intend to use the net proceeds from this offering to pay off approximately $         million of indebtedness issued pursuant to our outstanding December Bridge Notes. The December Bridge Notes bear interest at a rate of 12% per annum and will automatically mature and be due and payable on the earlier of the completion of any change of control or qualified initial public offering, or at the election of the holders of the notes at any time after the occurrence of an event of default. We have previously used the proceeds from this indebtedness for working capital purposes.

Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including our sales and marketing efforts, demand for our products, our operating costs and the other factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. Pending the application of our net proceeds, we intend to invest our net proceeds in U.S. government securities and other short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on shares of our capital stock. We currently intend to retain earnings, if any, to finance the development and growth of our business and do not anticipate paying cash dividends on the common stock in the future. Any payment of any future dividends will be at the discretion of the board of directors, subject to compliance with certain covenants in our loan agreements, after taking into account various factors, including our financial condition, operating results, capital requirements, restrictions contained in any future financing instruments, growth plans and other factors the board deems relevant.

CAPITALIZATION

The following table describes our cash and cash equivalents, as well as our capitalization, as of March 31, 2015 on:

•	an actual basis;

•	a pro forma basis to reflect the automatic conversion or redemption of all outstanding shares of our convertible and redeemable preferred stock (which will be triggered by this offering as provided in our certificate of incorporation) into an aggregate of 58,639 shares of common stock upon the closing of this offering, as if such conversion or redemption had occurred on March 31, 2015; and

•	a pro forma basis as adjusted further to reflect (1) a -for- stock split of shares of common stock upon completion of this offering and (2) the sale and issuance by us of shares of common stock in this offering, based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read this table together with the consolidated financial statements and related notes included elsewhere in this prospectus, as well as the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of March 31, 2015
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands, except share and per share data) (Unaudited)
Cash and cash equivalents	$26,562	$	$

Debt:
Current maturities of long-term debt, net of discount	$53,556	$	$
Long-term debt, net of discount	65,726

Total debt	119,282

Convertible and Senior Redeemable Preferred Shares and Warrants:
Series A convertible preferred shares, $0.01 par value; liquidation preference equal to $49,578; 3,551 shares authorized; 3,551 issued and outstanding	49,578
Series B convertible preferred shares, $0.01 par value; liquidation preference equal to $40,000; 2,813 shares authorized; 2,287 issued and outstanding	40,000
Series B-1 convertible preferred shares, $0.01 par value; liquidation preference equal to $50,950; 2,972 shares authorized; 2,972 shares issued and outstanding	50,950
Series C convertible preferred shares, $0.01 par value; liquidation preference equal to $16,950; 2,944 shares authorized; 2,944 shares issued and outstanding	16,950
Senior redeemable preferred shares, $0.01 par value; liquidation preference equal to $62,832; 740 shares authorized; 740 shares issued and outstanding	25,696
Super senior redeemable preferred shares, $0.01 par value; liquidation preference equal to $21,586; 1,024 shares authorized; 280 shares issued and outstanding	7,462
Redeemable preferred share warrants, 248 shares issued and outstanding	1,084

Total convertible and senior redeemable preferred shares and warrants:	191,720

Shareholders’ Deficit:
Common shares, $0.01 par value, 86,400 shares authorized and 11,774 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	—
Paid-in capital	—
Accumulated other comprehensive income	1,010
Accumulated deficit	(197,524)

Total shareholders’ equity (deficit)	(196,514)

Total capitalization	$114,488	$	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents, paid-in capital, total shareholders’ equity (deficit) and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase of 1.0 million shares in the number of shares offered by us, assuming that the assumed initial public offering price remains the same, would increase cash and cash equivalents, paid-in capital, total shareholders’ equity (deficit) and total capitalization by $ million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, assuming that the assumed initial public offering price remains the same, would decrease cash and cash equivalents, paid-in-capital, total shareholders’ equity (deficit) and total capitalization by $ million.

If the underwriters’ option to purchase additional shares from us were exercised in full, pro forma as adjusted cash and cash equivalents, paid-in capital, total shareholders’ equity (deficit) and shares issued and outstanding as of March 31, 2015 would be $         million, $         million, $         million and             shares, respectively.

The pro forma and pro forma as adjusted columns in the table above exclude the following:

•	shares of common stock issuable upon exercise of outstanding options as of at a weighted average exercise price of $ per share;

•	shares of our common stock reserved for issuance in connection with the exercise of our Common Warrants;

•	884 shares of common stock issuable upon the exercise of outstanding warrants, other than our Common Warrants, to purchase common stock; and

•	shares of our common stock reserved for future issuance under our 2015 Plan, and which contains provisions that automatically increase its share reserve each year.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value (deficit) as of March 31, 2015 was $(8.6) million, or $(730.42) per share. Our pro forma net tangible book value (deficit) as of March 31, 2015 was $         million, or $         per share, based on the total number of shares of our common stock outstanding as of March 31, 2015, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of March 31, 2015 into an aggregate of 58,639 shares of common stock, which conversion will occur immediately prior to the completion of this offering.

After giving effect to the sale by us of              shares of common stock in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2015 would have been $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $         per share to investors purchasing shares of common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of March 31, 2015	$
Increase in pro forma net tangible book value (deficit) per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $        , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $        , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. In addition, to the extent any outstanding options to purchase common stock are exercised, new investors would experience further dilution. If the underwriters exercise their option to purchase additional shares from us in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering would be $         per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $         per share.

The following table presents, on a pro forma as adjusted basis as of March 31, 2015, after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock immediately prior to the completion of this offering, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock and convertible preferred stock, cash received from the exercise of stock options, and the average price per share paid or to be paid to us at an assumed offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Totals		100%		$	100%		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options to purchase common stock are exercised, new investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares from us in full, the total consideration paid by new investors and total consideration paid by all stockholders would increase or decrease, as applicable, by approximately $         million, and our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of March 31, 2015 and excludes:

•	shares of common stock issuable upon exercise of outstanding options as of at a weighted average exercise price of $ per share;

•	shares of our common stock reserved for issuance in connection with the exercise of our Common Warrants;

•	884 shares of our common stock issuable upon the exercise of outstanding warrants, other than our Common Warrants, to purchase common stock; and

•	shares of our common stock reserved for future issuance under our 2015 Plan, and which contains provisions that automatically increase its share reserve each year.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated statements of operations data for the three months ended March 31, 2015 and 2014 and the consolidated balance sheet data as of March 31, 2015 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. In our opinion, these unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of a normal recurring nature, that are necessary for a fair presentation of such consolidated financial data. The consolidated statements of operations data for the years ended December 31, 2014, 2013 and 2012 and the consolidated balance sheet data as of December 31, 2014 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and the results in the three months ended March 31, 2015 are not necessarily indicative of results to be expected for the full year or any other period. The selected consolidated financial and other data in this section are not intended to replace the consolidated financial statements are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	$95,589	$61,530	$320,747	$215,054	$156,175

Cost of sales	90,884	50,149	289,528	200,182	147,041
Transition and startup costs	4,154	11,217	16,567	6,607	14,949

Total cost of goods sold	95,038	61,366	306,095	206,789	161,990

Gross profit	551	164	14,652	8,265	(5,815)

General and administrative expenses	3,208	1,828	9,175	7,566	8,775
Share-based compensation expense	—	—	—	—	(10,417)

Total general and administrative expenses	3,208	1,828	9,175	7,566	(1,642)

Income (loss) from operations	(2,657)	(1,664)	5,477	699	(4,173)

Other income (expense):
Interest income	59	50	186	155	124
Interest expense	(3,551)	(1,061)	(7,236)	(3,474)	(1,933)
Loss on extinguishment of debt	—	—	(2,946)	—	—
Realized gain (loss) on foreign currency remeasurement	163	(842)	(1,743)	(1,892)	(209)
Miscellaneous income	129	246	539	140	28

Total other expense	(3,200)	(1,607)	(11,200)	(5,071)	(1,990)

Loss before income taxes	(5,857)	(3,271)	(5,723)	(4,372)	(6,163)
Income tax benefit (provision)	120	59	(925)	3,346	(914)

Net loss before noncontrolling interest	(5,737)	(3,212)	(6,648)	(1,026)	(7,077)
Net loss attributable to noncontrolling interest(1)	—	—	—	2,305	2,487

Net income (loss)	(5,737)	(3,212)	(6,648)	1,279	(4,590)
Net income attributable to preferred shareholders(2)	2,356	3,643	13,930	14,149	16,209

Net loss attributable to common shareholders	$(8,093)	$(6,855)	$(20,578)	$(12,870)	$(20,799)

Net loss per share attributable to common shareholders, basic and diluted(3)	$(687)	$(582)	$(1,748)	$(1,093)	$(1,767)

Weighted average common shares outstanding, basic and diluted(3)	11,774	11,774	11,774	11,774	11,774

	Three Months Ended March 31,				Year Ended December 31,
	2015		2014		2014		2013		2012
	(in thousands, except per share data)
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)	$		$		$		$		$

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)

Other Financial Information:
Adjusted net sales(4)		$117,090		$70,751		$362,749		$221,057		$150,918
Adjusted net income (loss)(4)		$144		$(3,288)		$(5,746)		$(1,457)		$(8,409)
Adjusted EBITDA(4)		$5,754		$(103)		$14,359		$5,694		$(10,458)
Capital expenditures		$10,605		$4,431		$18,924		$7,065		$4,277
Net debt(5)		$92,720		$36,235		$81,513		$26,232		$10,415
Other Operating Information:
Sets(6)		303		205		966		648		510	(12)
Estimated megawatts(7)		727		459		2,163		1,173		943	(13)
Total manufacturing line capacity(8)		29		29		29		16		16
Dedicated manufacturing lines(9)		28		20		24		16		13
Manufacturing lines in transition(10)		3		—		7		2		6
Manufacturing lines in startup(11)		2		8		11		2		2

(1)	We commenced operations in Turkey as a 75% owner in TPI Turkey in 2012 and in 2013, we became the sole owner of TPI Turkey with the acquisition of the remaining 25% interest.

(2)	Represents the annual accrual of dividends on our convertible and senior redeemable preferred shares, the accretion to redemption amounts on our convertible preferred shares and warrant fair value adjustments.

(3)	Since all the periods are net losses, the weighted average common shares outstanding are the same under the basic and diluted per share calculations.

(4)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information and a reconciliation of adjusted net sales and adjusted EBITDA to net sales and net income (loss), respectively, the most directly comparable financial measures calculated and presented in accordance with GAAP.

(5)	Represents total debt, other than notes payable, less unrestricted cash and cash equivalents.

(6)	Number of wind blade sets (which consist of three wind blades) invoiced worldwide. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(7)	Estimated megawatts of energy capacity estimated to be generated by our wind blade sets installed worldwide during the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(8)	Number of manufacturing lines our facilities can accommodate. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(9)	Number of manufacturing lines that are dedicated to our customers under long-term supply agreements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(10)	Number of manufacturing lines that were being transitioned to a new wind blade model during the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(11)	Number of manufacturing lines in a startup phase during the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used By Management to Measure Performance” for more information.

(12)	Includes 133 sets produced pursuant to our joint venture with Mitsubishi Heavy Industries, which concluded in 2012.

(13)	Includes an estimated 319 MWs related to the wind blades produced pursuant to our joint venture with Mitsubishi Heavy Industries, which concluded in 2012.

	March 31,	December 31,
	2015	2014	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$26,562	$43,592	$11,755
Total assets	289,806	277,960	127,525
Total debt	119,282	125,105	37,987
Total liabilities	294,600	275,704	132,619
Total convertible and senior redeemable preferred shares and warrants	191,720	189,349	168,091
Total shareholders’ equity (deficit)	(196,514)	(187,093)	(173,185)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those described in or implied by these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly those under “Risk Factors.” Dollars in tabular format are presented in thousands, except as otherwise indicated.

OVERVIEW

Our Company

We are the largest U.S.-based independent manufacturer of composite wind blades. We enable many of the industry’s leading wind turbine OEMs, who have historically relied on in-house production, to outsource the manufacturing of some of their wind blades through our global footprint of advanced manufacturing facilities strategically located to serve large and growing wind markets in a cost-effective manner. Given the importance of wind energy capture, turbine reliability and cost to power producers, the size, quality and performance of wind blades have become highly strategic to our OEM customers. As a result, we have become a key supplier to our OEM customers in the manufacture of wind blades and related precision molding and assembly systems. We have entered into long-term supply agreements pursuant to which we dedicate capacity at our facilities to our customers in exchange for their commitment to purchase minimum annual volumes of wind blade sets, which consist of three wind blades. As of May 19, 2015, our long-term supply agreements provide for minimum aggregate volume commitments from our customers of $1.2 billion and encourage our customers to purchase additional volume up to, in the aggregate, a total contract value of over $2.3 billion through the end of 2019. This collaborative dedicated supplier model provides us with contracted volumes that generate significant revenue visibility, drive capital efficiency and allow us to produce wind blades at a lower total delivered cost, while ensuring critical dedicated capacity for our customers. Our wind blade and precision molding and assembly systems manufacturing businesses accounted for 100%, over 99%, 97% and 99% of our total net sales in the three months ended March 31, 2015 and the years ended December 31, 2014, 2013 and 2012, respectively. In recent years, we have experienced significant growth in our OEM customer base, who collectively, according to MAKE, accounted for over 31% of the global wind energy market over the three years ended December 31, 2014, based on MWs of energy capacity installed. We believe this figure demonstrates the leading position of our existing OEM customers, as well as our opportunity to develop relationships with new OEM customers as additional OEMs seek to capitalize on the benefits of outsourced wind blade manufacturing while maintaining high quality customization and dedicated capacity. We believe that these trends will help us to strengthen our current customer base, grow our business worldwide, increase our revenue and improve our business prospects.

We divide our business operations into four geographic operating segments—the United States, Asia, Mexico and Europe, the Middle East and Africa, or EMEA, as follows:

•	Our U.S. segment includes (1) the manufacturing of wind blades at our Newton, Iowa plant, (2) the manufacturing of precision molding and assembly systems used for the manufacture of wind blades in our Warren, Rhode Island facility, (3) our wind blade innovation center in Fall River, Massachusetts, (4) the manufacturing of composite solutions for the transportation industry, which we also conduct in our Rhode Island and Massachusetts facilities and (5) our corporate headquarters, whose costs are included in general and administrative expenses.

•	Our Asia segment includes (1) the manufacturing of wind blades in facilities in Taicang Port, China and, since December 2013, Dafeng, China, (2) the manufacturing of precision molding and assembly systems in our Taicang City, China facility and (3) wind blade inspection and repair services.

•	Our Mexico segment manufactures wind blades from a facility in Juárez, Mexico that we opened in late 2013 and where we began production in January 2014.

•	Our EMEA segment manufactures wind blades from a facility in Izmir, Turkey. We entered into a joint venture with ALKE Insaat Sanayive Ticaret A.S. (ALKE) in March 2012 to begin producing wind blades in Turkey and in December 2013, we became the sole owner of the Turkey operation by acquiring the remaining 25% interest previously owned by ALKE.

Key Trends Affecting our Business

We have identified the following material trends affecting our business:

•	The wind power generation industry has grown rapidly and expanded worldwide over the last five years to meet high global demand for electricity and the expanded use of renewable energy. Our sales of wind blades to our wind turbine customers have grown rapidly over the last several years in response to these trends. In that time, we have entered into long-term supply agreements with customers in the United States, China, Mexico and Turkey with terms that range from three to five years. We expect these growth trends to continue for the foreseeable future.

•	Wind turbine OEMs are increasingly outsourcing the production of wind blades and other key components to specialized manufacturers to meet this increasing global demand for wind energy in a cost-effective manner in new and growing markets. That shift, together with the overall expansion of the wind power generation industry, has increased our addressable market. As a result, we have hired more than 2,300 additional new employees since the beginning of 2014 and have expanded our customer base from one OEM customer to five OEM customers over the last two years in response to the growth and expansion of the wind energy generation industry generally as well as the specific trend of wind turbine OEMs increasing the outsourcing of the manufacturing of wind blades.

•	We expect that a substantial portion of our future revenue growth will be derived from our international operations. We have expanded our manufacturing facilities internationally over the last several years, including opening facilities in China, Mexico and Turkey, to meet the needs of our customers. The portion of our net sales that were derived from our international operations increased to 61% for the three months ended March 31, 2015 from 55% for the year ended December 31, 2014 and 25% for the year ended December 31, 2013. We believe we will continue to derive a substantial and growing portion of our future revenue growth from our international operations.

•	Our long-term supply agreements with our customers generally encourage our customers to maximize the volume of wind blades they purchase from us, since purchasing less than a specified amount triggers higher pricing, as well as provide downside protection for us through minimum annual volume commitments. Some of our long-term supply agreements also provide for annual sales price reductions reflecting assumptions regarding increases in our manufacturing productivity. We work to continue to drive down the cost of materials and production through innovation and global sourcing, the benefit of which we share with our customers contractually, further strengthening our deep customer relationships. Wind blade pricing is based on annual commitments of volume as established in the customer’s contract, with orders less than committed volume resulting in additional costs per wind blade to customers. Orders in excess of annual commitments do not result in discounts to customers from the contracted price for the committed volume. Customers may utilize early payment discounts, which are reported as a reduction of revenue at the time the discount is taken.

•	The long-term supply agreements we sign with our customers provide us with significant visibility of future production demands. Since much of this future demand cannot be met by the existing operational capacity at the time the long-term supply agreement is entered into, we establish new manufacturing facilities in strategic locations to meet the needs of our customers.

•	We expect our new manufacturing facilities to generate operating losses in their first 12 to 24 months of operations due to startup costs and expenses as they initially operate far below capacity during the pre-production and production ramp up periods. As a result, this typically has a negative impact on our results of operations during these ramp-up periods. These losses include initial operating losses and pre-production expenses such as the selection of the plant site, infrastructure investment, build-out cost, customer qualification and associated legal, regulatory and personnel costs. In addition, construction of new facilities and expansion of existing facilities, including the fabrication of precision molding and assembly systems to outfit those facilities, is complex and involves inherent risks. For planning purposes, we typically estimate that the startup of a new six-line manufacturing facility requires cash for net operating expenses and working capital of between $10 to $15 million. We also estimate that additional capital expenditures primarily related to machinery and equipment for new facilities or facility expansions of between $10 and $15 million will be required.

•	Changing customer demands, including shifts to bigger wind turbines with larger wind blades, have driven some of our customers to require us to transition to new wind blade models one or two times during the term of a long-term supply agreement. Although we do receive transition payments to compensate us for the costs of the impact of reduced volumes during these transitions, these payments may not always fully cover the transition costs and lost margin. As a result, these transitions have and may continue to have a short-term, negative impact on our consolidated operating results and cash flows. However, our precision molding and assembly manufacturing business increases as we transition to larger wind blade models and larger wind blades generally have a higher average selling price, so that the transition to larger wind blades may increase our net sales over time. As we transition to new wind blade models, we also often extend our existing supply agreements.

•	As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and The NASDAQ Stock Market, impose various requirements on public companies, including requiring establishment and maintenance of effective disclosure controls and internal control over financial reporting and changes in corporate governance practices. We estimate that we will incur approximately $2.5 million to $3.0 million in expenses annually in response to these requirements.

COMPONENTS OF RESULTS OF OPERATIONS

Net Sales

Net sales reflect sales of our products, including wind blades, precision molding and assembly systems and transportation products, as well as transition revenue received. Several factors affect net sales in any period, including customer demand, wind blade model transitions, general economic conditions and weather conditions. We currently derive an immaterial amount of net sales from our transportation business. Under GAAP, we do not recognize revenue on our wind blade sales until the wind blades have been delivered to our customers. Under our long-term supply agreements with our customers, we invoice our customers for wind blades once the blades pass certain acceptance procedures and title passes to our customers. Our customers typically pay us for the wind blades between 15 to 75 days after receipt of the invoice based on negotiated payment terms. However, in many cases, our customers request that we store their wind blades until they are ready to assemble wind turbines at a particular wind farm project. We have no control over when our customers decide to ship wind blades from our storage sites, and in some cases, our customers have stored large numbers of their wind blades our sites for six months or more. Even if the customer has paid us for the wind blades and title has passed to the customer, we do not recognize revenue for these wind blades until the wind blades are delivered. Instead, these transactions are recorded as deferred revenue in our consolidated financial statements.

Cost of Goods Sold

Cost of goods sold includes the costs associated with products invoiced during the period as well as unallocated manufacturing overhead costs associated with transition and startup costs. Cost of sales includes all costs incurred at our production facilities to make products saleable, such as raw materials, direct labor and indirect labor and facilities costs, including purchasing and receiving costs, plant management, inspection costs, product engineering and internal transfer costs. In addition, all depreciation associated with assets used to produce composite products and make them saleable is included in cost of sales. Direct labor costs consist of salaries, benefits and other personnel related costs for employees engaged in the manufacture of our products.

Transition costs represent the unallocated overhead related to the transition of wind blade models at the request of our customers and startup costs represent the unallocated overhead related to both new manufacturing facilities as well as new lines in existing manufacturing facilities. The transition and startup costs are primarily fixed overhead costs incurred during the period production facilities are under-utilized while transitioning wind blade models and ramping up manufacturing, that are not allocated to products and are expensed as incurred. The cost of sales for the initial wind blades from a new model manufacturing line is generally higher than when the line is operating at optimal production volume levels due to inefficiencies during ramp-up related to labor hours per blade, cycle times per blade and raw material usage. Additionally, manufacturing overhead as a percentage of net sales is generally higher during the period in which a facility is ramping up to full production capacity due to underutilization of the facility. Manufacturing overhead at each of our facilities includes virtually all indirect costs (including share-based compensation costs) incurred at the plants, including engineering, finance, information technology, human resources and plant management.

General and Administrative Expenses

General and administrative expenses are primarily incurred at our corporate headquarters and our research facilities and include salaries, benefits and other personnel related costs for employees engaged in research and development, engineering, finance, information technology, human resources, marketing and executive management. Other costs include outside legal and accounting fees, risk management (insurance), share-based compensation and certain other administrative costs.

For the three months ended March 31, 2015 and 2014 and the years ended December 31, 2014, 2013 and 2012, our research and development expenses, included in general and administrative expenses, were an aggregate of $0.2 million, $0.2 million, $0.8 million, $0.6 million and $0.8 million, respectively.

Other Income (Expense)

Other income (expense) consists primarily of interest expense on our credit facilities and the amortization of deferred financing costs related to debt borrowings. Other income (expense) also includes realized gains and losses on foreign currency remeasurement, interest income and miscellaneous income and expense. During the year ended December 31, 2014, we incurred a $2.9 million loss on the extinguishment of our senior term loan. This loss included prepayment penalties, an end of term fee and the write off of the remaining debt issuance costs under our senior term loan.

Income Tax Benefit (Provision)

Income tax benefit (provision) consists of federal, state, provincial, local and foreign taxes based on income in jurisdictions in which we operate, including in the United States, China, Mexico and Turkey. The composite income tax rate, tax provisions, deferred tax assets and deferred tax liabilities vary according to the jurisdiction in which the income (loss) arises. Tax laws are complex and subject to different interpretations by management and the respective governmental taxing authorities, and require us to exercise judgment in determining our income tax provision, our deferred tax assets and liabilities and the valuation allowance recorded against our net deferred tax assets.

Net Loss Attributable to Noncontrolling Interest

From the time we began operations in Turkey in March 2012 through December 2013, we had minority shareholders who owned 25% of TPI Turkey. We purchased that 25% ownership interest in December 2013 and now own 100% of TPI Turkey. Net loss attributable to noncontrolling interest reflects the portion of our overall net income or loss that is attributable to this noncontrolling interest through the date we acquired 100% of the Turkey operation. The remaining balance equates to the net income or loss.

Net Income Attributable to Preferred Shareholders

Net income attributable to preferred shareholders relates to the annual accrual of dividends on our convertible and senior redeemable preferred shares and the accretion to redemption amounts on our convertible preferred shares and warrant fair value adjustment. Effective upon the closing of this offering, our preferred shares will be converted into shares of our common stock and as a result, the accrual of dividends on our preferred shares will cease.

KEY METRICS USED BY MANAGEMENT TO MEASURE PERFORMANCE

In addition to measures of financial performance presented in our consolidated financial statements in accordance with GAAP, we use certain other financial measures and operating metrics to analyze the performance of our company. The “non-GAAP” financial measures consist of adjusted net sales, adjusted net income (loss) and adjusted EBITDA, which help us evaluate growth trends, establish budgets, assess operational efficiencies, and evaluate our overall financial performance. The key operating metrics consist of wind blade sets, MWs of energy capacity sold, total manufacturing line capacity, manufacturing lines dedicated to customers under long-term supply agreements, manufacturing lines in transition and manufacturing lines in startup, which help us evaluate our operational performance. We believe that these measures are useful to investors in evaluating our performance.

Key Financial Measures

	Three Months Ended March 31,		Year Ended December 31,
(in thousands)	2015	2014	2014	2013	2012
Net sales	$95,589	$61,530	$320,747	$215,054	$156,175
Adjusted net sales(1)	$117,090	$70,751	$362,749	$221,057	$150,918
Net income (loss)	$(5,737)	$(3,212)	$(6,648)	$1,279	$(4,590)
Adjusted net income (loss)(1)	$144	$(3,288)	$(5,746)	$(1,457)	$(8,409)
Adjusted EBITDA(1)	$5,754	$(103)	$14,359	$5,694	$(10,458)
Capital expenditures	$10,605	$4,431	$18,924	$7,065	$4,277
Net debt(2)	$92,720	$36,235	$81,513	$26,232	$10,415

Key Operating Metrics

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
Sets(3)	303	205	966	648	510	(7)
Estimated megawatts(4)	727	459	2,163	1,173	943	(8)
Total manufacturing line capacity(5)	29	29	29	16	16
Dedicated manufacturing lines(6)	28	20	24	16	13
Manufacturing lines in transition(9)	3	—	7	2	6
Manufacturing lines in startup(10)	2	8	11	2	2

(1)	See “Non-GAAP measures” below for more information and a reconciliation of adjusted net sales and adjusted EBITDA to net sales and net income (loss), respectively, the most directly comparable financial measures calculated and presented in accordance with GAAP.

(2)	Represents total debt, other than notes payable, less unrestricted cash and cash equivalents.

(3)	Number of wind blade sets (which consist of three wind blades) invoiced worldwide.

(4)	Estimated megawatts of energy capacity to be generated by our wind blade sets installed worldwide during the period.

(5)	Number of manufacturing lines our facilities can accommodate.

(6)	Number of manufacturing lines that are dedicated to our customers under long-term supply agreements.

(7)	Includes 133 sets produced pursuant to our joint venture with Mitsubishi Heavy Industries.

(8)	Includes an estimated 319 MWs related to the wind blades produced pursuant to our joint venture with Mitsubishi Heavy Industries.

(9)	Number of manufacturing lines that were being transitioned to a new wind blade model during the period.

(10)	Number of manufacturing lines in a startup phase during the period.

Net sales and Adjusted net sales

We define adjusted net sales, a non-GAAP financial measure, as our net sales adjusted for certain revenue that has been deferred in accordance with GAAP. We monitor adjusted net sales, and believe it is useful to present to investors as a supplement to our GAAP measures, because we believe it more directly correlates to sales activity and operations based on the timing of actual transactions with our customers, which facilitates comparison of our performance between periods and provides a more timely indication of trends in sales. As discussed above, under GAAP, we do not recognize revenue on our wind blade sales until the wind blades have been delivered to our customers. Under our long-term supply agreements with our customers, we invoice our customers for wind blades once the blades pass certain acceptance procedures and title passes to our customers. Our customers typically pay us for the wind blades between 15 to 75 days after receipt of the invoice based on negotiated payment terms. However, in many cases, our customers request that we store their wind blades until they are ready to assemble wind turbines at a particular wind farm project. We have no control over when our customers decide to ship wind blades from our storage sites, and in some cases, our customers have stored large numbers of their wind blades on our sites for six months or more. Even if the customer has paid us for the wind blades and title has passed to the customer, we do not recognize revenue for these wind blades until the wind blades are delivered. Instead, these transactions are recorded as deferred revenue in our consolidated financial statements.

Our use of adjusted net sales has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted net sales includes wind blades that have not been delivered and for which we are responsible if damage occurs to them while we hold them; and

•	Other companies, including companies in our industry, may calculate adjusted net sales differently, which reduces its usefulness as a comparative measure.

Net income (loss) and Adjusted net income (loss)

We define adjusted net income (loss), a non-GAAP financial measure, as our net income (loss) adjusted for certain revenue and related costs that have been deferred in accordance with GAAP. We monitor adjusted net income (loss), and believe it is useful to present to investors as a supplement to our GAAP measures because we believe it more directly correlates our after tax profitability based on the timing of actual transactions with our customers, which facilitates comparison of our performance between periods. Above is a discussion of our adjusted net sales in relation to net sales.

The adjustment to arrive at adjusted net (income) loss includes only the revenue and cost of goods sold associated with blades included in inventory held for customer orders as of the end of the period. Once these blades are delivered, the revenue and cost of goods sold amounts will be included in our results of operations; however, adjusted net income (loss) should not be considered an indication of future gross margins or operating profitability. Since the adjustment to arrive at adjusted net income (loss) is impacted by the types and number of blades included in inventory held for customer orders as of the period end, significant fluctuations can occur period over period impacting adjusted net sales and the implied gross margins and the operating profitability of this adjustment while actual results for each period are based on all products and services delivered during the period.

Adjusted EBITDA

We define adjusted EBITDA, a non-GAAP financial measure, as net income or loss plus interest expense (net of interest income), income taxes, depreciation and amortization and share-based compensation expense, plus or minus any gains or losses from foreign currency remeasurement after giving effect to the adjustments to net sales described above and related adjustments to income from operations. Adjusted EBITDA is the primary metric used by our management and our board of directors to establish budgets and operational goals for managing our business and evaluating our performance. In addition, our Senior Financing Agreement contains minimum adjusted EBITDA covenants with which we must comply. We monitor adjusted EBITDA as a supplement to our GAAP measures, and believe it is useful to present to investors, because we believe that it facilitates evaluation of our period-to-period operating performance by eliminating items that are not operational in nature, allowing comparison of our recurring core business operating results over multiple periods unaffected by differences in capital structure, capital investment cycles and fixed asset base. In addition, we believe adjusted EBITDA and similar measures are widely used by investors, securities analysts, ratings agencies, and other parties in evaluating companies in our industry as a measure of financial performance and debt-service capabilities. Furthermore, we believe adjusted EBITDA more directly correlates to sales activity and operations based on the timing of actual transactions with our customers, which facilitates comparison of our performance between periods and provides a more timely indication of trends in sales.

Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect our cash expenditures for capital equipment or other contractual commitments;

•	adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect capital expenditure requirements relating to the future need to augment or replace those assets;

•	adjusted EBITDA does not reflect the gains or losses from foreign currency remeasurement in our international operations;

•	adjusted EDITDA does not reflect share-based compensation expense on equity-based incentive awards to our officers, employees, directors and consultants;

•	adjusted EBITDA includes wind blades that have not been delivered and for which we are responsible if damage occurs while we hold them; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

In evaluating adjusted EBITDA, you should be aware that in the future, we will incur expenses similar to the adjustments in this presentation. Our presentation of adjusted EBITDA should not be construed as suggesting that our future results will be unaffected by these expenses or any unusual or non-recurring items. When evaluating our performance, you should consider adjusted EBITDA alongside other financial performance measures, including our net income (loss) and other GAAP measures.

The following table reconciles our non-GAAP key financial measures to the most directly comparable GAAP measures:

	Three Months ended March 31,		Year ended December 31,
	2015	2014	2014	2013	2012
	(in thousands)
Net sales	$95,589	$61,530	$320,747	$215,054	$156,175

Change in deferred revenue:
Blade-related deferred revenue at beginning of period(1)	(59,476)	(20,646)	(20,646)	(16,730)	(26,791)
Blade-related deferred revenue at end of period(1)	76,534	27,670	59,476	20,646	16,730
Foreign exchange impact(2)	4,443	2,197	3,172	2,087	4,804

Change in deferred revenue	21,501	9,221	42,002	6,003	(5,257)

Adjusted net sales	$117,090	$70,751	$362,749	$221,057	$150,918

Net income (loss)	$(5,737)	$(3,212)	$(6,648)	$1,279	$(4,590)

Change in deferred revenue:
Blade-related deferred revenue at beginning of period(1)	(59,476)	(20,646)	(20,646)	(16,730)	(26,791)
Blade-related deferred revenue at end of period(1)	76,534	27,670	59,476	20,646	16,730
Foreign exchange impact(2)	4,443	2,197	3,172	2,087	4,804

Change in deferred revenue	21,501	9,221	42,002	6,003	(5,257)

Change in inventories held for customer orders:
Blade-related inventories held for customer orders at beginning of period(3)	55,794	19,323	19,323	14,423	20,461
Blade-related inventories held for customer orders at end of period(3)	(66,934)	(24,462)	(55,794)	(19,323)	(14,423)
Foreign exchange impact(2)	(4,480)	(4,158)	(4,629)	(3,839)	(4,600)

Change in inventories held for customer orders	(15,620)	(9,297)	(41,100)	(8,739)	1,438

Adjusted net income (loss)	$144	$(3,288)	$(5,746)	$(1,457)	$(8,409)

(1)	Adjusted net sales is reconciled using the blade-related deferred revenue amounts at the beginning and the end of the period as follows:

	Three Months ended March 31,		Year ended December 31,
	2015	2014	2014	2013	2012
	(in thousands)
Blade-related deferred revenue at beginning of period	$59,476	$20,646	$20,646	$16,730	$26,791
Non-blade related deferred revenue at beginning of period	—	757	757	1,512	1,671

Total current and noncurrent deferred revenue at beginning of period	$59,476	$21,403	$21,403	$18,242	$28,462

	Three Months ended March 31,		Year ended December 31,
	2015	2014	2014	2013	2012
	(in thousands)

Blade-related deferred revenue at end of period	$76,534	$27,670	$59,476	$20,646	$16,730
Non-blade related deferred revenue at end of period	3,351	—	—	757	1,512

Total current and noncurrent deferred revenue at end of period	$79,885	$27,670	$59,476	$21,403	$18,242

(2)	Represents the effect of the difference the exchange rate used by the Company’s various foreign subsidiaries on the invoice date versus the exchange rate used at the period-end balance sheet date.

(3)	Adjusted net income (loss) is reconciled utilizing the adjustments to net sales in (1) above along with corresponding changes to cost of goods sold using the blade-related inventories held for customer orders at the beginning and the end of the period as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(in thousands)
Blade-related inventories held for customer orders at beginning of period	$55,794	$19,323	$19,323	$14,423	$20,461
Non-blade-related inventories held for customer orders at beginning of period	—	—	—	—	—

Total inventories held for customer orders at beginning of period	$55,794	$19,323	$19,323	$14,423	$20,461

Blade-related inventories held for customer orders at end of period	$66,934	$24,462	$55,794	$19,323	$14,423
Non-blade-related inventories held for customer orders at end of period	3,351	—	—	—	—

Total inventories held for customer orders at end of period	$70,285	$24,462	$55,794	$19,323	$14,423

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(in thousands)
Adjusted net income (loss)	$144	$(3,288)	$(5,746)	$(1,457)	$(8,409)
Adjustments:
Depreciation and amortization	2,401	1,391	7,441	5,250	5,436
Interest expense (net of interest income)	3,492	1,011	7,050	3,319	1,809
Income tax provision (benefit)	(120)	(59)	925	(3,346)	914
Realized loss (gain) on foreign currency remeasurement	(163)	842	1,743	1,892	209
Share-based compensation expense (benefit)	—	—	—	36	(10,417)
Loss on extinguishment of debt	—	—	2,946	—	—

Adjusted EBITDA	$5,754	$(103)	$14,359	$5,694	$(10,458)

Key Operating Metrics

Key operating metrics consist of sets, estimated megawatts, total manufacturing line capacity, dedicated manufacturing lines, manufacturing lines in transition and manufacturing lines in startup. Sets represents the number of wind blade sets, consisting of three wind blades each, that we invoiced worldwide during the period. We monitor sets and believe that presenting sets to investors is helpful because we believe that it is the most direct measurement of our manufacturing output during the period. Sets primarily impacts adjusted net sales. Estimated megawatts are the energy capacity that we estimate are able to be generated by our wind blade sets invoiced in the period. Our estimate is based solely on name-plate capacity of the wind turbine on which our wind blades are expected to be installed. We monitor estimated megawatts and believe that presenting estimated megawatts to investors is helpful because we believe that it is a commonly followed measurement of energy capacity across our industry and provides an indication of our share of the overall wind blade market. Total manufacturing line capacity is the number of manufacturing lines our facilities can accommodate (but that may not yet have been installed). Dedicated manufacturing lines are the number of manufacturing lines that we have dedicated to our customers pursuant to our long-term supply agreements. We monitor total manufacturing line capacity and dedicated manufacturing lines and believe that presenting both of these metrics to investors is helpful because we believe that the number of dedicated manufacturing lines is the best indicator of demand for our wind blades from customers under our long-term supply agreements in any given period. Dedicated manufacturing lines primarily impacts our adjusted net sales. We also believe that total manufacturing line capacity together with dedicated manufacturing lines provide an understanding of additional capacity within an existing facility. Manufacturing lines in transition is the number of dedicated manufacturing lines that were being transitioned to a new wind blade model during the period. We monitor and present this metric because we believe it helps investors to better understand the impact of these transitions on our gross profit (loss) and net income (loss). Manufacturing lines in startup is the number of dedicated manufacturing lines that were in a startup phase during the pre-production and production ramp up period, pursuant to the opening of a new manufacturing facility, the expansion of an existing manufacturing facility or the addition of new manufacturing lines in an existing manufacturing facility. We monitor and present this metric because we believe it helps investors to better understand the impact of the startup phase of our new manufacturing facilities on our gross profit (loss) and net income (loss).

RESULTS OF OPERATIONS

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014

The following table summarizes certain information relating to our operating results for the three months ended March 31, 2015 and 2014 that has been derived from our condensed consolidated financial statements.

	Three Months Ended March 31,
(in thousands)	2015	2014
Net sales	$95,589	$61,530

Cost of sales	90,884	50,149
Transition and startup costs	4,154	11,217

Total cost of goods sold	95,038	61,366

Gross profit	551	164
General and administrative expenses	3,208	1,828

Loss from operations	(2,657)	(1,664)
Other expense	(3,200)	(1,607)

Loss before income taxes	(5,857)	(3,271)
Income tax benefit	120	59

Net loss	(5,737)	(3,212)
Net income attributable to preferred shareholders	2,356	3,643

Net loss attributable to common shareholders	$(8,093)	$(6,855)

The following table summarizes certain information relating to our operating results as a percentage of total net sales.

	Three Months Ended March 31,
	2015	2014
Net sales	100.0%	100.0%

Cost of sales	95.1%	81.5%
Transition and startup costs	4.3%	18.2%

Total cost of goods sold	99.4%	99.7%

Gross profit……	0.6%	0.3%
General and administrative expenses	3.4%	3.0%

Loss from operations	-2.8%	-2.7%
Other expense	-3.3%	-2.6%

Loss before income taxes	-6.1%	-5.3%
Income tax benefit	0.1%	0.1%

Net loss	-6.0%	-5.2%
Net income attributable to preferred shareholders	2.5%	5.9%

Net loss attributable to common shareholders	-8.5%	-11.1%

Net sales for the three months ended March 31, 2015 increased by $34.1 million or 55% to $95.6 million compared to $61.5 million in the same period in 2014. This was primarily a result of a 21% increase in the number of wind blades delivered in the three months ended March 31, 2015 compared to the same period in 2014. Net sales of wind blades were $78.6 million for the three months ended March 31, 2015 as compared to $55.8 million in the same period in 2014. These increases were primarily the result of additional wind blade volume in our plants in Mexico, China and Turkey. Net sales from the manufacturing of precision molding and assembly systems during the three months ended March 31, 2015 increased to $17.0 million from $4.9 million in the same period in 2014. This increase was a result of precision molding and assembly systems manufactured in the United States and Asia for use in our Iowa, China, Mexico and Turkey facilities. Adjusted net sales for the three months ended March 31, 2015 increased by $46.3 million or 65% to $117.1 million compared to adjusted net sales of $70.8 million in the same period in 2014. The impact of the strengthening of the U.S. dollar against the Euro related to our Turkey operations on net sales and adjusted net sales was a reduction of 3.0% and 2.4% respectively, for the three months ended March 31, 2015 with no material impact in the same period in 2014.

Total cost of goods sold for the three months ended March 31, 2015 was $95.0 million and included aggregate costs of $4.2 million related to the transition of wind blade models in our Iowa, Mexico and Turkey plants and startup costs related to our manufacturing facilities in Mexico and Dafeng, China for the manufacturing of wind blades. This compares to total cost of goods sold for the three months ended March 31, 2014 of $61.4 million, including aggregate costs of $11.2 million related to the transition of wind blades in Taicang Port, China and startup costs in Mexico and Turkey. Cost of goods sold as a percentage of net sales of wind blades increased by 2% in the three months ended March 31, 2015 as compared to the same period in 2014 driven by higher operating costs in Iowa and China due to the transition to the production of larger wind blade models at our customer’s request, partially offset by improved operating efficiency in Turkey and Mexico. Cost of goods sold as a percentage of net sales from the manufacturing of precision molding and assembly systems decreased by 9% during the three months ended March 31, 2015 as compared to the same period in 2014. Similar to the impact to net sales above, the impact of the strengthening of the U.S. dollar against the Euro on total cost of goods sold was a 1.8% reduction for three months ended March 31, 2015 with no material impact in the same period in 2014.

General and administrative expenses for the three months ended March 31, 2015 totaled $3.2 million as compared to $1.8 million for the same period in 2014. As a percentage of net sales, general and administrative expenses were 3.4% for the three months ended March 31, 2015, up from 3.0% in the same period in 2014. The increased general and administrative expenses in absolute dollars were driven by the costs of enhancing our corporate support functions during this period of growth.

Other expense increased to $3.2 million for the three months ended March 31, 2015 from $1.6 million for the same period in 2014. This was driven by higher interest expense from additional borrowings under our credit facilities to fund our growth initiatives, most notably our expansions and ramp-ups in Dafeng, China, Mexico and Turkey.

Net loss for the three months ended March 31, 2015 was $5.7 million, as compared to a loss of $3.2 million in the same period in 2014. The increase was primarily due to the reasons set forth above.

Net income attributable to preferred shareholders decreased to $2.4 million during the three months ended March 31, 2015 from $3.6 million during the same period in 2014. This decrease was primarily due to the Series B, B-1 and C convertible preferred shares being fully accreted to their respective redemption amounts in 2014, partially offset by the normal period-over-period increase in the ongoing accrual of dividends.

Net loss attributable to common shareholders increased to $8.1 million during the three months ended March 31, 2015 from a loss of $6.9 million in the same period in 2014. This increase was primarily due to the increase in the net loss discussed above.

Segment Discussion

The following table summarizes our net sales and operating income (loss) by our four geographic operating segments:

Net Sales	Three Months Ended March 31,
(in thousands)	2015	2014
U.S.	$37,376	$43,588
Asia	28,005	8,143
Mexico	12,676	656
EMEA	17,532	9,143

Total net sales	$95,589	$61,530

Income (Loss) from Operations	Three Months Ended March 31,
(in thousands)	2015	2014
U.S.	$(2,222)	$193
Asia	2,520	2,183
Mexico	(1,328)	(1,875)
EMEA	(1,627)	(2,165)

Loss from operations	$(2,657)	$(1,664)

U.S. Segment

Net sales in the three months ended March 31, 2015 were $37.4 million, down from $43.6 million in the same period in 2014. Net sales of wind blades were $29.0 million during the three months ended March 31, 2015 as compared to $37.9 million in the same period of 2014. The decrease was driven by a reduction in the number of wind blades delivered by the Iowa plant in the three months ended March 31, 2015 compared to the same period in 2014 due to the transition to the production of larger wind blade models at our customer’s request. Net sales from the manufacturing of precision molding and assembly systems during the three months ended March 31, 2015 was $8.4 million compared to $4.9 million during the same period in 2014. This increase was primarily the result of model-specific tooling equipment manufactured in our Rhode Island facility as required by our customers due to the transition to larger wind blade models for use in the Iowa and Mexico facilities.

The loss from operations for the three months ended March 31, 2015 was $2.2 million as compared to income of $0.2 million in the same period in 2014. The increase in the loss was primarily the result of the reduced production volume mentioned above as well as higher consulting costs and increased general and administrative expenses required to facilitate our growth worldwide.

Asia Segment

Net sales in the three months ended March 31, 2015 were $28.0 million, up from $8.1 million in the same period in 2014. Net sales of wind blades were $19.4 million in the three months ended March 31, 2015 as compared to $8.1 million in the same period in 2014. The increase was the result of a 66% increase in the number of wind blades delivered during three months ended March 31, 2015 compared to the same period in 2014, along with a change in the mix of wind blade models sold. The increase was primarily the result of the start of production for a new customer in our Dafeng facility in December 2013, which led to a larger volume of wind blades being delivered in 2014. Net sales from the manufacturing of precision molding and assembly systems were $8.6 million during the three months ended March 31, 2015 with no comparable net sales in the same period in 2014. These sales were driven by demand from our customers for precision molding in the United States, China and Turkey that we manufactured in our Taicang City facility.

Income from operations in the Asia segment for the three months ended March 31, 2015 was $2.5 million as compared to $2.2 million in the same period in 2014. In addition to the factors noted above, this increase reflected the continued increasing operational efficiencies and other improvements in our Taicang Port facility relative to the prior period and the start of production in our Dafeng facility.

Mexico Segment

The Mexico segment had net sales of $12.7 million in the three months ended March 31, 2015 as compared to $0.7 million in the same period in 2014 during which no blades were sold. This increase reflects the ramp-up of production in Mexico. Net sales of wind blades represents the entirety of net sales in the Mexico segment in 2015.

The loss from operations in the Mexico segment for the three months ended March 31, 2015 was $1.3 million as compared to a loss of $1.9 million in the same period in 2014. The improvement was due to the production levels during the three months ended March 31, 2015 approaching a normalized capacity, which was an increase relative to the three months ended March 31, 2014.

EMEA Segment

Net sales during the three months ended March 31, 2015 were $17.5 million, up from $9.1 million in the same period in 2014. The increase was driven by a 41% increase in wind blade volume and changes in our wind blade mix, whereby we produced a greater proportion of wind blades at a higher average sale price.

The loss from operations in the EMEA segment for the three months ended March 31, 2015 was $1.6 million compared to a loss of $2.2 million in the same period in 2014. This was a result of improved operating performance on our manufacturing lines. The impact of the strengthening of the U.S. dollar against the Euro on net sales and operating results was a reduction of 8.4% and 6.2%, respectively, for three months ended March 31, 2015. The impact for the comparable three months ended March 31, 2014 was not material.

RESULTS OF OPERATIONS

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

The following table summarizes certain information relating to our operating results for the year ended December 31, 2014 and 2013 that has been derived from our consolidated financial statements.

	Year Ended December 31,
(in thousands)	2014	2013
Net sales	$320,747	$215,054

Cost of sales	289,528	200,182
Transition and startup costs	16,567	6,607

Total cost of goods sold	306,095	206,789

Gross profit	14,652	8,265
General and administrative expenses	9,175	7,566

Income from operations	5,477	699
Other expense	(11,200)	(5,071)

Loss before income taxes	(5,723)	(4,372)
Income tax benefit (provision)	(925)	3,346

Net loss before noncontrolling interest	(6,648)	(1,026)
Net loss attributable to noncontrolling interest	—	2,305

Net income (loss)	(6,648)	1,279
Net income attributable to preferred shareholders	13,930	14,149

Net loss attributable to common shareholders	$(20,578)	$(12,870)

The following table summarizes certain information relating to our operating results as a percentage of total net sales.

	Year Ended December 31,
	2014	2013
Net sales	100.0%	100.0%

Cost of sales	90.2%	93.1%
Transition and startup costs	5.2%	3.0%

Total cost of goods sold	95.4%	96.1%

Gross profit	4.6%	3.9%
General and administrative expenses	2.9%	3.5%

Income from operations	1.7%	0.4%
Other expense	-3.5%	-2.4%

Loss before income taxes	-1.8%	-2.0%
Income tax benefit (provision)	-0.3%	1.5%

Net loss before noncontrolling interest	-2.1%	-0.5%
Net loss attributable to noncontrolling interest	—	1.1%

Net income (loss)	-2.1%	0.6%
Net income attributable to preferred shareholders	4.3%	6.6%

Net loss attributable to common shareholders	-6.4%	-6.0%

Net sales for the year ended December 31, 2014 increased by $105.7 million or 49% to $320.7 million compared to $215.1 million in 2013. This was primarily a result of a 31% increase in the number of wind blades delivered in 2014 compared to 2013. Net sales of wind blades were $293.0 million for the year ended December 31, 2014 as compared to $195.2 million in 2013. These increases were primarily the result of additional wind blade volume in our plants in China, Mexico and Turkey. Net sales from the manufacturing of precision molding and assembly systems during the year ended December 31, 2014 increased to $25.8 million from $14.1 million in the same period in 2013. This increase was a result of precision molding and assembly systems manufactured in the United States and Asia for use in our Iowa, Dafeng, China, Mexico and Turkey facilities. Adjusted net sales for the year ended December 31, 2014 increased by $141.7 million or 64% to $362.7 million compared to adjusted net sales of $221.1 million in 2013. The impact of the strengthening of the U.S. dollar against the Euro in our Turkey facility on net sales and adjusted net sales was a reduction of 1.2% and 1.1%, respectively, for the year ended December 31, 2014 with no material impact in the 2013 period.

Total cost of goods sold in 2014 was $306.1 million and included aggregate costs of $16.6 million related to the transition of wind blade models in our Iowa, Mexico and Turkey plants and startup costs related to our manufacturing facilities in Turkey, Mexico and Dafeng, China for the manufacturing of wind blades. This compares to total cost of goods sold in 2013 of $206.8 million including the transition of wind blades in Taicang Port, China and startup costs in Mexico and Turkey of $6.6 million. Cost of goods sold as a percentage of net sales of wind blades decreased by less than 1% in the year ended December 31, 2014 as compared to the same period in 2013 driven by improved operating efficiency in Turkey and Taicang Port, China, which was offset by the transition to the production of larger wind blade models at our customer’s request as well as from the startup costs related to our new plants in Dafeng, China and Mexico and our plant expansion in Turkey. Cost of goods sold as a percentage of net sales from the manufacturing of precision molding and assembly systems increased by 2% during the year ended December 31, 2014 as compared to the 2013 period. Similar to the impact to net sales above, the impact of the strengthening of the U.S. dollar against the Euro on cost of goods sold was a reduction of 0.7% for the year ended December 31, 2014 with no material impact in the 2013 period.

General and administrative expenses for the year ended December 31, 2014 totaled $9.2 million as compared to $7.6 million for the same period in 2013. As a percentage of net sales, general and administrative expenses were 2.9% in 2014, down from 3.5% in the same period in 2013. The increased general and administrative expenses in absolute dollars were driven by the costs of enhancing our corporate support functions during this period of growth.

Other expense increased to $11.2 million in 2014 from $5.1 million in 2013. This increase was largely the result of the refinancing of a significant portion of our debt in the third quarter of 2014, for which we incurred prepayment penalties and an end of term fee and wrote off the remaining debt issuance costs that had been capitalized in connection with the refinanced debt. These amounts aggregated to $2.9 million. In addition, we incurred higher interest expense from additional borrowings under our credit facilities to fund our growth initiatives, most notably our expansions and ramp-ups in Dafeng, China, Mexico and Turkey.

Income tax expense for the year ended December 31, 2014 was $0.9 million compared to an income tax benefit of $3.3 million for the same period in 2013. These amounts reflect substantial net operating losses, resulting in relatively low income tax provisions in the United States.

Net loss attributable to noncontrolling interest for the year ended December 31, 2013 was $2.3 million with no comparable amount in 2014 as we purchased the minority interest in our Turkey operation in December 2013.

Net loss for 2014 was $6.6 million, as compared to net income of $1.3 million in the comparable period of 2013. The decrease was primarily due to the reasons set forth above.

Net income attributable to preferred shareholders decreased to $13.9 million during the year ended December 31, 2014 from $14.1 million during 2013. This decrease was primarily due to the Series B, B-1 and C convertible preferred shares being fully accreted to their respective redemption amounts in 2014, mostly offset by the normal period-over-period increase in the accrual of ongoing dividends.

Net loss attributable to common shareholders increased to $20.6 million during the year ended December 31, 2014 from $12.9 million in 2013. This increase was due to the increase in the net loss discussed above.

Segment Discussion

The following table summarizes our net sales and operating income (loss) by our four geographic operating segments:

Net Sales	Year Ended December 31,
(in thousands)	2014	2013
U.S.	$145,691	$160,600
Asia	79,325	37,045
Mexico	28,725	—
EMEA	67,006	17,409

Total net sales	$320,747	$215,054

Income (Loss) from Operations	Year Ended December 31,
(in thousands)	2014	2013
U.S.	$(1,199)	$8,381
Asia	14,771	3,807
Mexico	(6,567)	(2,870)
EMEA	(1,528)	(8,619)

Income from operations	$5,477	$699

U.S. Segment

Net sales in the year ended December 31, 2014 were $145.7 million, down from $160.6 million in the same period in 2013. Net sales of wind blades were $128.5 million during the year ended December 31, 2014 as compared to $143.4 million in the same period of 2013. The decrease was driven by a reduction in the number of blades delivered by the Iowa plant in 2014 compared to 2013 due to the transition to the production of larger wind blade models at our customer’s request. Net sales from the manufacturing of precision molding and assembly systems during the year ended December 31, 2014 was $15.3 million compared to $11.4 million during the same period of 2013. This increase was primarily the result of model-specific tooling equipment required by our customers for use in EMEA and Mexico that was manufactured in our Rhode Island facility.

The loss from operations for the year ended December 31, 2014 was $1.2 million as compared to income of $8.4 million in the 2013 period. The decrease was primarily the result of the reduced production volume mentioned above as well as higher consulting costs and increased general and administrative expenses required to facilitate our growth worldwide.

Asia Segment

Net sales in the year ended December 31, 2014 were $79.3 million, up from $37.0 million in the same period in 2013. Net sales of wind blades were $68.8 million in 2014 as compared to $34.4 million in 2013. The increase was the result of a 61% increase in the number of wind blades delivered during 2014 compared to 2013, along with a change in the mix of wind blade models sold. The increase was primarily the result of the start of production for a new customer in our Dafeng facility in December 2013, which led to a larger volume of wind blades being delivered in 2014. Net sales from the manufacturing of precision molding and assembly systems were $10.6 million during the year ended December 31, 2014 as compared to $2.7 million in 2013. These sales were driven by demand from our customers for precision molding in the United States, China, Mexico and Turkey that we manufactured in our Taicang City facility.

Income from operations in the Asia segment for the year ended December 31, 2014 was $14.8 million as compared to $3.8 million in the 2013 period. In addition to the factors noted above, this increase reflected the continued operational efficiencies and improvements in our Taicang Port facility and an efficient start of production of our Dafeng facility.

Mexico Segment

The Mexico segment had net sales of $28.7 million in the year ended December 31, 2014 with no comparable net sales in the 2013 period as the Juárez, Mexico facility opened in late 2013. Net sales of wind blades represented the entirety of net sales in the Mexico segment in 2014.

The loss from operations for the year ended December 31, 2014 was $6.6 million as compared to a loss of $2.9 million in the 2013 period. The increase was primarily the result of higher year-over-year personnel and training costs, raw material usage during the startup of operations along with higher manufacturing overhead as a percentage of net sales due to the underutilization of the facility while the manufacturing lines operate at less than full volume production levels.

EMEA Segment

Net sales during the year ended December 31, 2014 were $67.0 million, up from $17.4 million in the same period in 2013. The increase was driven by a 109% increase in wind blade volume and changes in our wind blade mix, whereby we produced a greater proportion of wind blades at a higher average sale price.

The EMEA segment incurred an operating loss of $1.5 million in the year ended December 31, 2014 compared to a loss of $8.6 million in the same period in 2013. This was a result of improved operating performance on our manufacturing lines offset by the additional costs related to the start of production for one customer and the startup of new production lines for our other customer in Turkey. The impact of the strengthening of the U.S. dollar against the Euro on net sales and operating results was a reduction of 5.6% and 1.2%, respectively, for the year ended December 31, 2014. The impact for the comparable period in 2013 was not material.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The following table summarizes certain information relating to our operating results for the years ended December 31, 2013 and 2012, respectively, which has been derived from our consolidated financial statements.

	Year Ended December 31,
(in thousands)	2013	2012
Net sales	$215,054	$156,175

Cost of sales	200,182	147,041
Transition and startup costs	6,607	14,949

Total cost of goods sold	206,789	161,990

Gross profit (loss)	8,265	(5,815)

General and administrative expenses	7,566	8,775
Share-based compensation expense	—	(10,417)

Total general and administrative expenses	7,566	(1,642)

Income (loss) from operations	699	(4,173)
Other expense	(5,071)	(1,990)

Loss before income taxes	(4,372)	(6,163)
Income tax benefit (provision)	3,346	(914)

Net loss before noncontrolling interest	(1,026)	(7,077)
Net loss attributable to noncontrolling interest	2,305	2,487

Net income (loss)	1,279	(4,590)
Net income attributable to preferred shareholders	14,149	16,209

Net loss attributable to common shareholders	$(12,870)	$(20,799)

The following table summarizes certain information relating to our operating results as a percentage of net sales.

	Year Ended December 31,
	2013	2012
Net sales	100.0%	100.0%

Cost of sales	93.1%	94.1%
Transition and startup costs	3.0%	9.6%

Total cost of goods sold	96.1%	103.7%

Gross profit (loss)	3.9%	-3.7%

General and administrative expenses	3.5%	5.6%
Share-based compensation expense	—	-6.6%

Total general and administrative expenses	3.5%	-1.0%

Income (loss) from operations	0.4%	-2.7%
Other expense	-2.4%	-1.3%

Loss before income taxes	-2.0%	-4.0%
Income tax benefit (provision)	1.5%	-0.5%

Net loss before noncontrolling interest	-0.5%	-4.5%
Net loss attributable to noncontrolling interest	1.1%	1.6%

Net income (loss)	0.6%	-2.9%
Net income attributable to preferred shareholders	6.6%	10.4%

Net loss attributable to common shareholders	-6.0%	-13.3%

Net sales for the year ended December 31, 2013 increased by $58.9 million or 38% to $215.1 million compared to $156.2 million in the same period in 2012. Net sales of wind blades were $195.2 million during the year ended December 31, 2013 as compared to $131.2 million in the same period of 2012. This was driven by a 62% increase in the number of wind blades delivered in the year ended December 31, 2013 compared to the same period in 2012. This increase in net sales was primarily the result of additional wind blade volume in the U.S. and EMEA segments, along with a change in the mix of wind blade models to larger wind blades, which generally have a higher average selling price than the smaller models that were delivered in 2012. Net sales from the manufacturing of precision molding and assembly systems during the year ended December 31, 2013 decreased from the same period in 2012 as a result of a significant wind blade model transition in 2012 in our U.S. segment that did not recur in 2013. Adjusted net sales for the year ended December 31, 2013 increased by $70.1 million or 46% to $221.1 million compared to adjusted net sales of $150.9 million in the same period in 2012. Adjusted net sales for the year ended December 31, 2013 were higher than the related net sales for this period primarily due to our Turkey plant having completed the production of wind blade sets as of December 31, 2013 that had not yet been delivered.

Total cost of goods sold in 2013 was $206.8 million and included aggregate costs of $6.6 million related to the transition of wind blade models in our Taicang Port, China plant and startup costs related to our manufacturing facilities in Mexico and Turkey for the manufacturing of wind blades. This compares to total cost of goods sold in 2012 of $162.0 million including transition in Iowa and Taicang Port, China and startup costs in Turkey of $14.9 million. Cost of goods sold as a percentage of net sales decreased significantly in the year ended December 31, 2013 as compared to the same period in 2012 due to a significant increase in wind blade volume in our U.S. segment and improved operations in both our U.S. and Asia operations. Cost of goods sold as a percentage of net sales of wind blades decreased by 8 percentage points in the year ended December 31, 2013 as compared to the same period in 2012. This decrease was primarily the result of increased volume and improved operating efficiency at our plants in the U.S., Asia and EMEA. Cost of goods sold from the manufacturing of precision molding and assembly systems decreased 2 percentage points during the year ended December 31, 2013 as compared to the same period in 2012 due to improved operating efficiency.

General and administrative expenses for the year ended December 31, 2013 increased to $7.6 million from a negative general and administrative expense figure of $1.6 million in the same period in 2012. This was driven primarily by a reversal of $10.4 million of share-based compensation expense in 2012 related to stock appreciation rights and unit appreciation rights that either expired or for which the performance measure was not met. As a percentage of net sales and excluding the reversal of share-based compensation, general and administrative expenses were 3.5% in the year ended December 31, 2013, down from 5.6% in the year ended December 31, 2012 due to the increase in net sales.

Other income (expense) increased to $5.1 million of net expense in the year ended December 31, 2013 from $2.0 million of net expense in the same period of 2012. This was largely the result of increased interest expense year-over-year on additional debt incurred in the year ended December 31, 2013 primarily to fund the expansions in Mexico and Turkey as discussed below.

Income tax benefit for the year ended December 31, 2013 was $3.3 million as compared to an income tax provision of $0.9 million in the same period in 2012. The increased year-over-year benefit was primarily due to the reduction of income tax expense of $5.4 million from the reversal of a valuation allowance on the deferred tax assets in the EMEA segment as that segment generated a significant deferred tax liability upon the forgiveness of intercompany advances from our parent entity in the year ended December 31, 2013. This new deferred tax liability eliminated the need for the valuation allowance since the deferred tax liability offset the deferred tax asset. Because we have had substantial net operating losses, we have historically paid relatively little income tax in the United States. See note 18 to our audited consolidated financial statements included elsewhere in this prospectus for further details.

Net loss attributable to noncontrolling interest for the year ended December 31, 2013 was $2.3 million, as compared to $2.5 million for the same period in 2012. These amounts represent the 25% of our Turkey operations that were owned primarily by ALKE until December 2013 when we acquired the minority interest.

Net income for the year ended December 31, 2013 was $1.3 million, as compared to a net loss of $4.6 million in the comparable period of 2012. The increase in net income was primarily due to the reasons set forth above.

Net income attributable to preferred shareholders decreased to $14.1 million during the year ended December 31, 2013 from $16.2 million during the year ended December 31, 2012. This decrease was primarily due to the fact that the final $2.8 million of accretion of redemption amounts on our Series A preferred shares took place during 2012 with no corresponding accretion amount in 2013. This decrease was partially offset by the normal period-over-period increase in the accrual of dividends and accretion of redemption amounts utilizing the effective interest method.

Net loss attributable to common shareholders decreased to $12.9 million during the year ended December 31, 2013 from $20.8 million during the year ended December 31, 2012. This decrease was due to the increase in net income and the decrease in net income attributable to preferred shareholders discussed above.

Segment Discussion

The following table summarizes our net sales and operating income (loss) by our four geographic operating segments:

Net Sales	Year Ended December 31,
(in thousands)	2013	2012
U.S.	$160,600	$114,437
Asia	37,045	35,549
Mexico	—	—
EMEA	17,409	6,189

Total net sales	$215,054	$156,175

Income (Loss) from Operations	Year Ended December 31,
(in thousands)	2013	2012
U.S.	$8,381	$2,920
Asia	3,807	2,388
Mexico	(2,870)	—
EMEA	(8,619)	(9,481)

Income (loss) from operations	$699	$(4,173)

U.S. Segment

Net sales in the year ended December 31, 2013 were $160.6 million, up from $114.4 million in the year ended December 31, 2012. Net sales of wind blades were $143.4 million during the year ended December 31, 2013 as compared to $92.8 million in the same period of 2012. This increase was due to the number of wind blades delivered increasing by 99% in the year ended December 31, 2013 over the same period in 2012 due to increased customer demand. The increase in net sales of wind blades was also driven by a change in the mix of wind blades sold. During 2012, our customer required us to transition to new blade models with higher average selling prices than the prior models. As a result, we received transition revenue in the year ended December 31, 2012 to compensate us for certain transition costs and lost wind blade volumes during the transition period. Net sales from the manufacturing of precision molding and assembly systems in the year ended December 31, 2013 were $11.4 million compared to $19.4 million in the year ended December 31, 2012. This decrease was primarily a result of the blade model transition described above.

Operating income for the year ended December 31, 2013 was $8.4 million as compared to $2.9 million in 2012. The increase reflects a significant improvement in operating efficiency, especially when considering the reversal of $10.4 million in 2012 related to share-based compensation.

Asia Segment

Net sales in the year ended December 31, 2013 were $37.0 million, up from $35.5 million in the year ended December 31, 2012 due to the transition of two manufacturing lines to larger wind blade models in the third quarter of 2013, which was partially offset by a 17% decrease in wind blades delivered in the year ended December 31, 2013 compared to the same period in 2012. Net sales of wind blades were $35.1 million during the year ended December 31, 2013 as compared to $35.5 million in 2012. The reduction in the number of wind blades sold was largely offset by the higher average selling price of the larger wind blade models and $1.9 million of net sales from the precision molding and assembly system facility opened during 2013. The year ended December 31, 2012 also included transition revenue that did not recur in 2013.

Operating income for the year ended December 31, 2013 was $3.8 million as compared to $2.4 million for the year ended December 31, 2012. This was driven by the reduction of the overall manufacturing and fixed costs through operational efficiencies as well as the reduction in the cost of raw materials relative to 2012.

Mexico Segment

In January 2013, we commenced startup operations of an advanced wind blade manufacturing facility in Juárez, Mexico. The Mexico segment had no material net sales in the year ended December 31, 2013 as we were preparing for the start of production.

The Mexico segment incurred a $2.9 million operating loss related to its various startup costs including salaries, benefits and other personnel-related costs for employees engaged in the eventual manufacture of our products and other non-manufacturing personnel as well as outside facilities and administrative costs.

EMEA Segment

Net sales for the year ended December 31, 2013 were $17.4 million, up from $6.2 million in the year ended December 31, 2012. This increase was due to a 170% increase in wind blades delivered in the year ended December 31, 2013 as compared to the same period in 2012, primarily as a result of the continued ramping up of manufacturing capacity. Net sales of wind blades represented the entirety of the net sales in the EMEA segment for the years ended December 31, 2013 and 2012.

The operating loss for the EMEA segment was $8.6 million, down from a loss of $9.5 million in 2012 reflecting the slight reduction of manufacturing costs through operating improvements since the opening of the Turkey plant in 2012.

LIQUIDITY AND CAPITAL RESOURCES

Our primary needs for liquidity have been, and in the future will continue to be, capital expenditures, new facility startup costs, working capital and debt service costs. Our capital expenditures have been primarily related to machinery and equipment for new facilities or facility expansions. Historically, we have funded our working capital needs through proceeds received from our credit facilities and our preferred stock offerings, including $6.8 million of net proceeds from preferred stock offerings in the year ended December 31, 2014 and $5.9 million in the year ended December 31, 2012 (no preferred stock was offered during the three months ended March 31, 2015 or during the year ended December 31, 2013). We received net proceeds from financing arrangements and customer advances of $12.8 million in the three months ended March 31, 2014 as well as $81.7 million, $15.4 million and $2.2 million in the years ended December 31, 2014, 2013 and 2012, respectively. During the three months ended March 31, 2015, we had net repayments of debt of $5.2 million. As of March 31, 2015 and December 31, 2014, we had $124.6 million and $131.1 million in outstanding indebtedness excluding debt discount, respectively. Additionally, at December 31, 2014, we had $1.2 million of customer advances outstanding, all of which were repaid during the three months ended March 31, 2015. As of March 31, 2015, we had an aggregate of $38.7 million of remaining capacity and $4.8 million of availability under our various credit facilities. Working capital requirements have increased as a result of our overall growth and the need to fund higher accounts receivable and inventory levels as our business volumes have increased. Based upon current and anticipated levels of operations, we believe that cash on hand, available credit facilities and cash flow from operations will be adequate to fund our working capital and capital expenditure requirements and to make required payments of principal and interest on our indebtedness over the next twelve months. We anticipate that any new facilities and future facility expansions will be funded through the proceeds of this offering, the incurrence of other indebtedness and other potential sources of liquidity.

At March 31, 2015 and December 31, 2014, we had unrestricted cash, cash equivalents and short-term investments totaling $26.6 million and $43.6 million, respectively. The March 31, 2015 balances included $5.6 million of cash located outside of the United States, including $3.3 million in China, $1.9 million in Mexico and $0.4 million in Turkey. The December 31, 2014 balances included $17.6 million of cash located outside of the United States, including $16.7 million in China, $0.5 million in Turkey and $0.4 million in Mexico. Our ability to repatriate funds from China to the United States is subject to a number of restrictions imposed by the Chinese government. We repatriate funds through a Technology License Contract, a Services Agreement and dividends. Under the Technology License Contract, TPI Composites (Taicang) Co, Ltd., or TPI Taicang, is required to pay TPI Technology, Inc., our wholly-owned subsidiary, 4.9% of its net sales for the use of an exclusive and non-transferable license to use Technical Information, as defined in the Technology License Contract, to produce products at its facilities. Under the Services Agreement, we provide (i) accounting and financial advisory services, (ii) environmental and EHS programs, (iii) information technology and data services, (iv) global sourcing and procurement services and (v) engineering and development services to TPI Taicang. We are compensated quarterly based on agreed upon hourly rates for those services. Certain of our subsidiaries are limited in their ability to declare dividends without first meeting statutory restrictions of the People’s Republic of China, including retained earnings as determined under Chinese-statutory accounting requirements. Additionally, under the terms of our credit agreement with one of our Chinese lenders, we are required to obtain its approval to pay dividends and have a current ratio of not less than one. Furthermore, before any dividends are paid, a portion of each year’s after-tax profits must be placed in a reserve fund equal to 10% of after Chinese tax profits until the reserve balance reaches 50% ($5.1 million) of the registered capital. At December 31, 2014, the amount of restricted retained earnings related to our operations in China was $5.2 million, which includes $1.0 million held in the reserve fund.

Operating Cash Flows

	Three Months Ended March 31,		Year Ended December 31,
(in thousands)	2015	2014	2014	2013	2012
Net loss	$(5,737)	$(3,212)	$(6,648)	$(1,026)	$(7,077)
Depreciation and amortization	2,401	1,391	7,441	5,250	5,436
Share-based compensation expense	—	—	—	36	(10,417)
Other non-cash items	312	—	2,995	2,086	170
Changes in assets and liabilities	3,169	(5,730)	(37,005)	(4,719)	481

Net cash provided by (used in) operating activities	$145	$(7,551)	$(33,217)	$1,627	$(11,407)

Net cash provided by operating activities totaled $0.1 million for the three months ended March 31, 2015 and was primarily the result of net changes in working capital and the net loss for the period of $5.7 million partly offset by non-cash depreciation and amortization charges totaling $2.4 million. The key components of the $3.2 million increase in working capital include a $20.4 million increase in deferred revenue and a $10.2 million increase in accounts payable and accrued expenses, offset by a $13.5 million increase in inventory, a $5.3 million increase in prepaid expenses and other current assets, a $4.1 million decrease in customer deposits and a $3.8 million increase in accounts receivable. The working capital changes in accounts receivable, inventory, accounts payable and deferred revenue are primarily the result of the material increase in and the timing of sales in the three months ended March 31, 2015.

Net cash used in operating activities totaled $7.6 million for the three months ended March 31, 2014. This cash usage was primarily the result of net changes in working capital and the net loss for the period of $3.2 million partly offset by non-cash depreciation and amortization charges totaling $1.4 million. The key components of the $5.7 million decrease in working capital include a $10.4 million increase in accounts receivable, a $9.5 million increase in inventory and a $4.4 million increase in prepaid expenses and other current assets, partially reduced by $7.0 million increase in deferred revenue, a $6.4 million increase in accounts payable and accrued expenses and a $4.4 million increase in customer deposits. The working capital changes in accounts receivable, inventory, accounts payable and deferred revenue are primarily the result of the material increase in and the timing of sales in the three months ended March 31, 2014.

Net cash used in operating activities totaled $33.2 million for the year ended December 31, 2014. This cash usage was primarily the result of net changes in working capital and the net loss for the year ended December 31, 2014 of $6.6 million partly offset by non-cash depreciation and amortization charges totaling $7.4 million. The key components of the working capital changes include a $60.3 million increase in inventory and a $31.7 million increase in accounts receivable, partially reduced by $38.3 million increase in deferred revenue and a $28.2 million increase in accounts payable and accrued expenses. The working capital changes in accounts receivable, inventory, accounts payable and deferred revenue are primarily the result of the material increase in and the timing of sales in the year ended December 31, 2014.

Net cash provided by operating activities totaled $1.6 million in the year ended December 31, 2013. This cash inflow was primarily the result of non-cash depreciation and amortization charges of $5.3 million, mostly offset by net unfavorable changes in working capital and a net loss for the year ended December 31, 2013 of $1.0 million. The key components of the working capital change included a $9.8 million increase in inventory, a $6.4 million increase in accounts receivable and a $6.1 million increase in prepaid expenses and other current assets, partially reduced by a $10.5 million increase in accounts payable and accrued expenses and a $9.3 million increase in customer deposits. The working capital changes in accounts receivable, inventory and accounts payable are primarily the result of the material increase in and the timing of sales in the year ended December 31, 2013.

Net cash used in operating activities totaled $11.4 million for the year ended December 31, 2012. This cash usage was primarily the result of the non-cash reversal of $10.4 million of share-based compensation, the net loss in the year ended December 31, 2012 of $7.1 million, partially offset by non-cash depreciation and amortization charge of $5.4 million and net favorable changes in working capital. The key components of the working capital change included a $9.0 million decrease in accounts receivable due to the timing of collections, a $4.3 million decrease in inventories and a $6.3 million increase in accounts payable and accrued expenses. These amounts were mostly offset by $10.2 million decrease in deferred revenue related to the timing of shipments made and a $7.2 million decrease in customer deposits.

Investing Cash Flows

	Three Months Ended March 31,		Year Ended December 31,
(in thousands)	2015	2014	2014	2013	2012
Purchase of property and equipment	$(10,605)	$(4,431)	$(18,924)	$(7,065)	$(4,277)
Contribution in joint venture	—	—	—	(84)	—
Acquisition of intangible assets	—	—	—	—	(2,328)

Net cash used in investing activities	$(10,605)	$(4,431)	$(18,924)	$(7,149)	$(6,605)

Net cash flows used in investing activities totaled $10.6 million and $4.4 million for the three months ended March 31, 2015 and 2014, respectively, as well as $18.9 million, $7.1 million and $6.6 million in the years ended December 31, 2014, 2013 and 2012, respectively, driven primarily by capital expenditures for new facilities and expansion or improvements at existing facilities. The capital expenditures for the three months ended March 31, 2015 primarily related to the expansion of our China and Iowa wind blade facilities. For the three months ended March 31, 2014 as well as the years ended December 31, 2014 and 2013, respectively, the capital expenditures were primarily for the Turkey and Mexico plant build outs. In the year ended December 31, 2012, the majority of the investing activity related to our acquisition of 75% of the Turkey operations.

We anticipate fiscal year 2015 capital expenditures of approximately $26 million. We estimate that the cost after March 31, 2015 that we will incur to complete our current projects in process is approximately $9.6 million. We have used and will continue to use proceeds obtained prior to this offering for major projects currently being undertaken, which include the expansion of our Iowa and both China wind blade facilities, the purchase of equipment and an additional exterior structure for our operations in Mexico as well as facility improvements and the purchase of equipment and machinery needed to increase production in Turkey up to six manufacturing lines.

Financing Cash Flows

	Three Months Ended March 31,		Year Ended December 31,
(in thousands)	2015	2014	2014	2013	2012
Proceeds from term loans	$—	$5,000	$23,901	$14,797	$—
Net proceeds from (repayments of) accounts receivable financing	(6,144)	2,053	34,450	2,183	—
Net proceeds from (repayments of) working capital loans	—	(117)	5,999	3,393	2,015
Proceeds from subordinated debt arrangements	—	5,000	15,000	—	—
Net proceeds from (repayments of) customer advances	—	2,000	4,500	(5,007)	1,785
Net proceeds from (repayments of) other financing arrangements	961	(1,167)	(2,130)	40	(1,564)
Proceeds from issuance of preferred stock	—	—	6,846	—	5,939
Debt issuance costs	—	—	(4,818)	(1,154)	—
Restricted cash and other	(1,301)	—	273	(1,304)	4,626

Net cash provided by (used in) financing activities	$(6,484)	$12,769	$84,021	$12,948	$12,801

For the three months ended March 31, 2015, the net cash flows used in financing activities was $6.5 million. Net cash flows provided by financing activities totaled $12.8 million, $84.0 million, $12.9 million and $12.8 million in the three months ended March 31, 2014 and the years ended December 31, 2014, 2013 and 2012, respectively. The net cash flows used in financing activities for the three months ended March 31, 2015 primarily reflects the net repayment of accounts receivable financing as well as an addition to restricted cash. For the three months ended March 31, 2014, the cash flows provided by financing activities were driven by the net proceeds from terms loans, accounts receivable financing and customer advances, partially offset by the net repayment of other financing arrangements. The amounts for 2014 and 2013 were primarily comprised of additional indebtedness provided by our senior lenders, accounts receivable financings, working capital loans and subordinated debt. During 2014, we also received $6.8 million from preferred stock offerings. These funds were required to fund the startup and growth of the Dafeng, China, Mexico and Turkey facilities. The net cash provided by financing activities in the years ended December 31, 2014 and 2013 was primarily used for capital expenditures for the Dafeng, China, Mexico and Turkey startups and production ramp-ups, working capital and operating loss funding for Dafeng, China, Mexico and Turkey and the startup costs of manufacturing for a new customer in Turkey. The net cash provided by financing activities in the year ended December 31, 2012 was primarily used for the 75% acquisition of our Turkey operations.

Description of Our Indebtedness

Senior Term Loan: We entered into a senior term loan in June 2013 to fund working capital and our continued startup of manufacturing lines in Turkey and new startup of manufacturing lines in Mexico. As of December 31, 2013, we had outstanding borrowings under the facility of $15.0 million. In February 2014, we drew an additional $5.0 million under this facility. The loan bore interest at 11.25%. In connection with the new credit facility described below, the senior term loan was repaid in full in August 2014.

Subordinated Convertible Promissory Notes: In February 2014, we entered into a note purchase agreement with two of our current investors for the purchase of $5.0 million of Subordinated Convertible Promissory Notes. The Promissory Notes bore interest at a rate of 12% per annum, payable quarterly, starting April 1, 2014. We had the right to prepayment without the consent of the note holders. The note holders held conversion rights upon our future financing into new equity financing, convertible note financing or senior redeemable preferred stock. In connection with the new credit facility described below, the Promissory Notes were paid in full in August 2014.

Senior Financing Agreement: On August 19, 2014, we entered into an agreement to borrow up to $75.0 million through a credit facility, or the Credit Facility, in order to refinance existing indebtedness as well as to fund current operations and future growth opportunities. The initial amount drawn on the closing date was $50.0 million and an additional $5.0 million was drawn on December 29, 2014. Proceeds of the remaining delayed draw term loan ($20.0 million) will be used to finance facility expansion projects and for other purposes per the loan agreement. The borrowing has an initial term of four years and matures in 2018, provides for various financial covenants and bears interest at the London Interbank Offered Rate, or LIBOR, with a 1% floor, plus 8%. The Credit Facility contains various affirmative and negative covenants that are customary for facilities of this type, including adjusted EBITDA minimum covenants, a leverage ratio and a fixed-charge coverage ratio. We cannot assure you that, even with cure rights available to us, we will be able to maintain appropriate minimum adjusted EBITDA and leverage ratio requirements in the future. Additionally, we are required to pay 1.25% of the then outstanding principal loan balance each quarter beginning September 30, 2015. We are limited to annual capital expenditures based on budgets submitted to and agreed to with the lender. There is also an annual excess cash flow sweep requirement. On December 29, 2014, in connection with the additional $5.0 million draw, we amended our loan agreement with the lender. As of both March 31, 2015 and December 31, 2014, there was an outstanding balance of $55.0 million under this credit facility.

In conjunction with the additional $5.0 million borrowing under the Credit Facility discussed above, on December 29, 2014 we entered into a note purchase agreement with five of our current investors for the purchase of $10.0 million of Subordinated Convertible Promissory Notes. The notes bear interest at a rate of 12% per annum and will automatically mature and be due and payable on the earlier of the completion of any change of control, a qualified initial public offering or at the election of the holders of the notes at any time after the occurrence of an event of default. We have the right to prepay the notes without the consent of the note holders and the note holders hold conversion rights upon our future financing into new equity financing or convertible note financing. The amount outstanding under the subordinated convertible promissory notes was $10.0 million at both March 31, 2015 and December 31, 2014. This note purchase agreement contains a beneficial conversion feature which was valued at $5.2 million. This amount was accounted for as a debt discount and an increase in shareholders’ equity. The debt discount will be accreted to interest expense ratably over the term of the notes.

Working Capital Agreements: The Asia segment has entered into several working capital financing agreements with Chinese financial institutions and as of March 31, 2015, December 31, 2014 and 2013, we had borrowed $19.0 million, $19.1 million and $13.1 million, respectively, under the agreements. These loans bear interest at rates ranging from 6.0% to 18% annually, and interest is payable monthly. The principal on these loans is scheduled to be paid from between 12 to 36 months from each loan origination date but have been, and we anticipate will continue to be, renewed at their maturities. Under certain of these agreements, we are required to obtain lender consent in order to repatriate dividends.

In June 2013, our EMEA segment entered into a loan in the amount of $3.0 million with a financial institution in Poland that is collateralized by a $3.5 million deposit made by our Asia segment. This facility was used to fund machinery, equipment and building improvements at the facility in Turkey. The loan matures in June 2015 and accrues interest annually at a rate of LIBOR plus 2.2%. As of March 31, 2015, December 31, 2014 and 2013, there was $3.0 million outstanding.

Accounts Receivable and Unsecured Financing: In March 2014, our EMEA segment entered into a general credit agreement with a Turkish financial institution to provide up to $12.0 million, which was increased to $20.0 million in August 2014, of short-term collateralized financing secured by invoiced accounts receivable of one of the EMEA segment’s customers. Interest accrues at an average rate of 6.0% for Euro denominated debt and 12.5% for Turkish Lira denominated debt annually and is paid quarterly. The credit agreement does not have a maturity date, however the limits are reviewed in September of each year. In December 2014, our EMEA segment obtained an additional $7.0 million of unsecured financing under a general credit agreement with the same Turkish financial institution. This increased the facility total to $27.0 million. All credit agreement terms remained the same. As of March 31, 2015 and December 31, 2014, there was $16.8 million and $19.9 million outstanding under this agreement, respectively.

On December 22, 2014, our EMEA segment entered into a credit agreement with a Turkish financial institution to provide up to $16.0 million short-term financing of which $10.0 million is collateralized financing secured by accounts receivable of one of the EMEA segment’s customers and the remaining $6.0 million is unsecured. Interest accrues at an average rate of 5.5%. The credit agreement does not have a maturity date, however the limits are reviewed in September of each year. The amounts outstanding under this agreement were $8.5 million and $11.3 million as of March 31, 2015 and December 31, 2014, respectively. This credit agreement replaced the credit agreement described below.

During 2013, our EMEA segment entered into a credit agreement with a Turkish financial institution to provide up to $10.0 million of short-term collateralized financing secured by invoiced accounts receivable of one of the EMEA segment’s customers. This credit agreement was replaced by the $16.0 million agreement noted above and had a revolving 12 month term and was renewed on the anniversary date in January each year. Interest accrued at an average rate of 5.35% annually and was paid monthly. As of December 31, 2013, there was $2.2 million outstanding under this agreement.

During 2014, our Asia segment entered into several accounts receivable financing agreements with a Chinese financial institution secured by invoiced accounts receivable of Asia’s segment customers. Interest accrues at rates ranging from 6.16% to 6.6% annually, and interest is payable monthly. The principal on these loans is scheduled to be paid from between 1 to 6 months from each loan origination date but have been, and we anticipate will continue to be, renewed at their maturities. As of both March 31, 2015 and December 31, 2014, there was $5.4 million outstanding.

Equipment Lease Arrangements: We have entered into certain capital lease arrangements in the United States, Mexico and Turkey for equipment used in our operations as well as for office use. These leases bear interest at rates ranging from 3.4% to 12.9% annually, and principal and interest are payable monthly. As of March 31, 2015, December 31, 2014 and 2013, there was $6.4 million, $6.5 million and $4.6 million outstanding under these arrangements, respectively.

Customer Advances: As of December 31, 2014 and 2013, we had outstanding non-interest bearing customer advances totaling $1.2 million and $4.1 million, respectively, which were discounted using an imputed interest rate of 7.0%, which approximated the rate that we would have received on this financing in the open market. These customer advances were paid back in full during the three months ended March 31, 2015.

Operating Leases: We lease various facilities and equipment under non-cancelable operating lease agreements. We lease a total of approximately 1.6 million square feet in Dafeng, China; Izmir, Turkey; Newton,

Iowa; Juárez, Mexico; Taicang City, China; Warren, Rhode Island; and Fall River, Massachusetts, as well as our corporate offices in Scottsdale, Arizona. The terms of these leases range from 60 months to 120 months with annual payments approximating $7.7 million for the year ending December 31, 2015.

Other Contingencies

As of March 31, 2015, December 31, 2014 and 2013, we were not involved in any material litigation. In the future, however, we may become involved in various claims and legal actions arising in the ordinary course of business which may have a material adverse effect on our consolidated financial position, results of operations or liquidity.

Our wind blades and other composite structures are subject to warranties against defects in workmanship and materials, generally for a period of two to five years. We are not responsible for the fitness for use of the wind blade or the overall wind turbine system. If a wind blade is found to be defective during the warranty period as a result of a defect in workmanship or materials, among other potential remedies, we may need to repair or replace the wind blade (which could include significant transportation and installation costs) at our sole expense. At March 31, 2015 and December 31, 2014, we had accrued warranty reserves totaling $6.3 million and $6.2 million, respectively.

We had no material operating expenditures for environmental matters, including government imposed remedial or corrective actions, during the three months ended March 31, 2015 or the years ended December 31, 2014, 2013 and 2012.

Off-Balance Sheet Transactions

We are not presently involved in any off-balance sheet arrangements, including transactions with unconsolidated special-purpose or other entities that would materially affect our financial position, results of operations, liquidity or capital resources, other than operating lease arrangements and the accounts receivable assignment agreement described below. Furthermore, we do not have any relationships with special-purpose or other entities that provide off-balance sheet financing; liquidity, market risk or credit risk support; or engage in leasing or other services that may expose us to liability or risks of loss that are not reflected in consolidated financial statements and related notes.

In July 2014, our Mexico segment entered into an accounts receivable assignment agreement with a financial institution. Under this agreement, the financial institution buys, on a non-recourse basis, the accounts receivable amounts related to one of our Mexico segment’s customers at a discount calculated based on an effective annual rate of LIBOR plus 2.75%. As these receivables are purchased by the financial institution, they are removed from the Mexico segment’s balance sheet.

Contractual Obligations as of December 31, 2014:

	Payments Due by Period
(in thousands)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$63,024	$19,003	$49,112	$—	$131,139
Operating lease obligations(2)	7,707	11,733	5,088	362	24,890
Customer advances	1,171	—	—	—	1,171
Purchase obligations	347	412	120	—	879
Note payable	1,875	—	—	—	1,875
Estimated interest payments	5,064	1,527	3,946	—	10,537

Total contractual obligations	$79,188	$32,675	$58,266	$362	$170,491

(1)	See “—Description of Our Indebtedness” above.

(2)	Our operating lease obligations represent the contractual payments due for the lease of our corporate office in Scottsdale, AZ in addition to facilities in Iowa, Massachusetts, Rhode Island, China, Mexico and Turkey.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amount of our assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including those related to revenue recognition, income taxes, share-based compensation, warranty expense and goodwill and intangibles. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

We believe the following critical accounting policies affect our more significant judgments used in the preparation of our consolidated financial statements.

Revenue Recognition. We record all sales of goods when a firm sales agreement is in place, when delivery has occurred (as defined by the sales contract), and collectability of the fixed or determinable sales price is reasonably assured. The basic criteria necessary for revenue recognition are: (1) evidence that a sales arrangement exists, (2) title and risk of loss have passed to the customer, (3) delivery of goods has occurred, (4) the seller’s price to the buyer is fixed or determinable and (5) collectability is reasonably assured. We recognize revenue at the time of delivery to customers.

For multiple deliverable revenue arrangements, we allocate revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (VSOE) if available, third party evidence (TPE) if VSOE is not available, or best estimated selling price (BESP) if neither VSOE nor TPE is available. We generally allocate revenue for each of the deliverables within multiple element arrangements through BESP using cost plus margin estimates prepared during contract negotiations, agreed upon sales price or VSOE for sales of similar items outside of multiple element arrangements. The precision molding and assembly systems provided for in each customer’s contract are based upon the specific engineering requirements and design of the customer relative to the wind blade design and function desired. From the customer’s engineering specifications, a job cost estimate is developed along with a production plan, and margin is applied based on the customer and complexity of the work to be performed. Precision molding and assembly systems are built to produce wind blades which are manufactured in production runs specified in the customer contract. To determine the appropriate accounting for recognition of revenue, we consider whether the deliverables specified in the multiple element arrangement should be treated as separate units of accounting, and, if so, how the price should be allocated among the elements, when to recognize revenue for each element, and the period over which revenue should be recognized. We also evaluate whether a delivered item has value on a stand-alone basis prior to delivery of the remaining items by determining whether we have made separate sales of such items or whether the undelivered items are essential to the functionality of the delivered items. Further, we assess whether we know the fair value of the undelivered items, determined by reference to stand-alone sales of such items, if available, or BESP. As each of these items has stand-alone value to the customer, revenue from sales of precision molding and assembly systems used in the production of composite products are recognized when those specific items are accepted by the customer as meeting the contractual technical specifications and delivered to the customer. Delivery of precision molding and assembly systems takes place as defined in the contract at the facility where the precision molding and assembly systems are produced at which point the precision molding and assembly systems become exclusive property of the customer. The customer is then responsible for transportation to their own or our wind blade production sites where the precision molding and assembly systems are placed into service. Revenue related to engineering and freight services provided under customer contracts is recognized upon completion of the services being provided. Customers usually pay the cost of shipping associated with items produced, but if paid by us, that cost is included in cost of goods sold and amounts invoiced for shipping and handling are included in revenue.

Our customers may request, in situations where they do not have space available to receive products or do not want to immediately take possession of products for other reasons, that their finished composite products be stored by us in one of our facilities. We will bill for the components as allowed by the contract; however, revenue is deferred for financial reporting purposes until we deliver the finished composite product and all of the other requirements for revenue recognition have been met. Composite products that have been billed by us and continue to be stored by us at one of our facilities are included in Inventory held for customer orders included on the consolidated balance sheets. Inventory held for customer orders is physically segregated from finished goods and is accounted for separately within our accounting records.

Wind blade pricing is based on annual commitments of volume as established in the customer’s contract with orders less than committed volume resulting in additional costs per wind blade to customers; however, orders in excess of annual commitments do not result in discounts to customers from the contracted price for the committed volume. Customers may utilize early payment discounts which are reported as a reduction of revenue at the time the discount is taken.

Income Taxes. In connection with preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves our assessment of any net operating loss carryforwards, as well as estimating our actual current tax liability together with assessing temporary differences resulting from differing treatment of items, such as reserves and accrued liabilities, for tax and accounting purposes. We also have to assess whether any portion of our earnings generated in one taxing jurisdiction might be claimed as earned by income tax authorities in a differing tax jurisdiction. Significant judgment is required in determining our annual tax rate, the allocation of earnings to various jurisdictions and in the evaluation of our tax positions.

Additionally, we record the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards. We then assess the likelihood that our deferred income tax assets will be realized or recovered from our future taxable income. To the extent we believe that recoverability of our deferred tax assets is not likely, we are required to establish a valuation allowance. GAAP requires us to weigh both positive and negative evidence in determining the need for a valuation allowance for deferred tax assets. In doing so we considered our recent operating history, taxpaying history and future reversals of deferred tax liabilities based upon future operating projections. As a result of cumulative net operating losses in the United States, we have determined that a valuation allowance for all of our U.S. deferred tax assets was appropriate. We periodically evaluate all available positive and negative evidence regarding the future recoverability of our deferred tax assets and, when we determine that the recoverability of deferred tax assets meets the criteria of more-likely-than-not, we reduce the valuation allowance against our deferred tax assets. The effect of a change in judgment concerning the realizability of deferred tax assets would be included in provision for income taxes. As of December 31, 2014, we have U.S. federal net operating losses of approximately $75.8 million, state net operating losses of approximately $44.8 million and foreign net operating losses of approximately $17.8 million available to offset future taxable income.

In China, the Company was entitled to a tax holiday through 2009. Beginning in 2010, the Company was subject to a 12.5 percent tax rate in China that increases to 20 percent beginning in 2014. Income taxes have not been provided on $21.7 million of undistributed earnings of foreign subsidiaries over which the Company has sufficient influence to control the distribution of such earnings and has determined that such earnings have been reinvested indefinitely. Should we elect in the future to repatriate a portion of the foreign earnings so invested, we could incur income tax expense on such repatriation, net of any available deductions and foreign tax credits. This would result in additional income tax expense beyond the computed expected provision in such periods. The amount of unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration is not easily determinable.

Sections 382 and 383 of the Code, contain rules that limit the ability of a company that undergoes an “ownership change” to utilize its net operating loss and tax credit carry forwards and certain built-in losses recognized in years after the ownership change. An “ownership change” is generally defined as any change in ownership of more than 50% of a corporation’s stock over a rolling three-year period by stockholders that own (directly or indirectly) 5% or more of the stock of a corporation, or arising from a new issuance of stock by a corporation. If an ownership change occurs, Section 382 generally imposes an annual limitation on the use of pre-ownership change net operating losses to offset taxable income earned after the ownership change. The annual limitation is equal to the product of the applicable long-term tax exempt rate and the value of the company’s stock immediately before the ownership change. This annual limitation may be adjusted to reflect any unused annual limitation for prior years and certain recognized built-in gains and losses for the year. In addition, Section 383 generally limits the amount of tax liability in any post-ownership change year that can be reduced by pre-ownership change tax credit carryforwards. At the end of 2008, we had an “ownership change” and the pre-ownership change net operating losses existing at the date of change of $25.6 million are subject to an annual limitation of $4.3 million. As of December 31, 2014, the remaining pre-ownership change net operating losses subject to the annual limitation is approximately $3.9 million. The remaining $71.9 million of our U.S. federal net operating losses as of December 31, 2014 are not subject to any annual limitations. Certain of these net operating losses may be at risk of limitation in the event of a future ownership change.

Share-Based Compensation. In the past we have granted to our directors and senior management a combination of stock options, stock appreciation rights (SARs) and unit appreciation rights. We intend to continue to make share-based compensation awards from time to time to our directors and senior management. Historically, our equity awards, as well as any equity awards we may make in the future, will carry a compensation charge. We measure the fair value of stock options and SARs at grant date using the Black-Scholes valuation model. Share-based compensation expense is recognized over the related service period of the options or SARs. The Black-Scholes model requires the input of subjective assumptions including the expected volatility based on comparable companies, the period of time the stock option is expected to remain outstanding and the fair value of the underlying common stock on the date of grant, the expected dividend yield (if any) and the risk-free interest rate. The use of different assumptions in the Black-Scholes pricing model would result in different amounts of share-based compensation expense. Furthermore, if different assumptions are used in future periods, share-based compensation expense could be materially impacted in the future.

Due to the absence of an active market for our common stock, our board of directors, with the assistance and upon the recommendation of management, has periodically determined the fair market value of our common stock at various dates after considering numerous factors, including our operating and financial performance, our estimates of future revenues and earnings, and risks to our business that could affect our estimates; industry information such as market growth and volume and the performance of similarly situated companies in our industry, the lack of an active public market for our common and preferred stock, the likelihood of and potential timing for a liquidity event for the shares of our common stock underlying the stock options and SARs, such as an initial public offering, and the effect such a liquidity event would have on the liquidation preference of our preferred stock, given that the liquidation preferences disappear upon an initial public offering that is priced above a specified valuation, the prices at which we have sold our convertible preferred stock to outside investors in arms-length transactions, a comparison of the rights, preferences and privileges of our convertible preferred stock to those of our common stock and contemporaneous independent third-party valuations consistent with the AICPA Practice Aid on “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” These valuations used the income approach method, which involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenues and costs and the market approach method to determine the enterprise value, as well as the options pricing model to value the common stock that took into account the significant liquidation preferences of our preferred stock.

There were no share-based compensation equity awards granted during the three months ended March 31, 2015 or 2014 or during fiscal 2014 or 2013. We recognized share-based compensation expense of $36,000 in 2013, all related to awards granted in prior years. We did not recognized any share-based compensation expense during the three months ended March 31, 2015 or 2014 or during fiscal 2014. In 2012, we reversed $10.4 million of share-based compensation expense that was recorded in prior periods related to SARs and unit appreciation rights that expired prior to achievement of the performance requirements.

Warranty Expense. As discussed above, our wind blades are subject to warranties against defects in workmanship and materials, generally for a period of two to five years. We are not responsible for the fitness for use of the wind blade in the overall wind turbine system. If a wind blade is found to be defective during the warranty period as a result of a defect in workmanship or materials, among other potential remedies, we may need to repair or replace the wind blade at our sole expense. We provide warranties for all of our products with terms and conditions that vary depending on the product sold. We record warranty expense based upon our estimate of future repairs using a probability-based methodology.

Our estimate of warranty expense requires us to make assumptions about matters that are highly uncertain, including future rates of product failure, repair costs, including availability of materials, shipping and handling, and de-installation and re-installation costs at customers’ sites, among others. In 2013 and 2012, our plant in Newton, Iowa incurred cumulative warranty costs of $3.5 million to inspect and when required, correct wind blades that may not have met the customer’s specifications. Except for these costs, we have experienced no other material warranty expenses beyond the provision described above in the three months ended March 31, 2015 or in fiscal 2014 or 2013. However, changes in warranty reserves could have a material effect on our consolidated financial statements.

Inventory. Inventories are stated at the lower of cost or market. Market value is determined by the current replacement cost and is compared to the carrying cost of the inventory to determine if a write-down is necessary. Cost is determined using the first-in, first-out method for raw materials and specific identification for work in process and finished goods inventories. Actual cost includes the cost of materials, direct labor, and applied manufacturing overhead. Write-downs to reduce the carrying cost of obsolete, slow-moving, and unusable inventory to market value are recognized in cost of goods sold. The effect of these write-downs is to establish a new cost basis in the related inventory, which is not subsequently written up. Inventory designated for customer orders under storage arrangements is physically segregated from finished goods and is accounted for separately.

Recent Accounting Pronouncements

In 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-15, Presentation of Financial Statements—Going Concern and ASU 2014-09, Revenue from Contracts with Customers.

ASU 2014-15 requires management to perform an assessment of going concern and under certain circumstances disclose information regarding this assessment in the footnotes to the financial statements. ASU 2014-15 is effective for us beginning January 1, 2016.

ASU 2014-09 created Accounting Standards Codification Topic 606, which will replace all current GAAP guidance on the topic of revenue recognition and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective for us beginning January 1, 2017 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.

We are evaluating the impact of adopting these new accounting standards on its financial statements. There have been no other recent accounting pronouncements or changes in accounting pronouncements during the current year that are of significance, or potential significance, to us.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. These market risks are principally limited to changes in foreign currency exchange rates and commodity prices. We currently do not hedge our exposure to these risks.

Foreign Currency Risk. We conduct operations in China, Mexico and Turkey. Our results of operations are subject to both currency transaction risk and currency translation risk. We incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the local currency of the transacting entity. With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant domestic currency and then translated into U.S. dollars for inclusion in our historical consolidated financial statements. In recent years, exchange rates between these currencies and U.S. dollars have fluctuated significantly and may do so in the future. A hypothetical change of 10% in the exchange rates for the countries above would have resulted in a change to income from operations of approximately $1.4 million for the year ended December 31, 2014. The impact for the three months ended March 31, 2015 was not significant.

Commodity Price Risk. We are subject to commodity price risk under agreements for the supply of our raw materials. We have not hedged, nor do we intend to hedge, our commodity price exposure. We generally lock in pricing for our key raw materials for 12 months which protects us from price increases within that period. Additionally, the arrangements we have with our customers limit the impact of any price or cost increases. Finally, since our raw material supply agreements have meet or release clauses, if raw materials prices go down, we can also benefit from the reductions in price. We believe that this protects us from increases in raw material prices but also enables us to take full advantage of decreases. We believe that a 10% change in the price of resin and resin systems, the commodities for which we do not have fixed pricing, would have had an impact to income from operations of approximately $2.5 million and $6.4 million for the three months ended March 31, 2015 and the year ended December 31, 2014, respectively.

Interest Rate Risk. During 2014, we borrowed $55.0 million under a term loan tied to LIBOR to refinance existing indebtedness, fund future growth opportunities and current operations. In addition, our Turkey operation has entered into a $3.0 million loan with a financial institution in Poland to fund machinery, equipment and building improvements at the facility in Turkey that is also tied to LIBOR. These are the only pieces of variable rate debt that we held as of March 31, 2015 as all remaining working capital loans, accounts receivable financing and capital lease obligations are fixed rate instruments and are not subject to fluctuations in interest rates. Due to the relatively low LIBOR rate in effect as of March 31, 2015, a 10% change in the LIBOR rate would not have a material impact on our future earnings, fair values or cash flows.

Jumpstart Our Business Startups Act of 2012

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.0 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

OUR INDUSTRY

Global Wind Energy Market

The wind power generation industry has grown rapidly and expanded worldwide in recent years to meet high global demand for clean electricity. According to BNEF, from 2000 to 2014, the cumulative global power generating capacity in GWs grew at an average annual rate of 25%. Cumulative installed capacity is led by China (approximately 110 GWs), the United States (approximately 64 GWs) and Germany (approximately 40 GWs). In addition, from 2008 to 2014, the cumulative global power generating capacity of wind turbine installations in GWs increased by more than three times. Wind energy is now used in over 80 countries, 24 of which have more than 1 GW installed. The rapid growth in the wind power generation industry has been driven by population growth and the associated increase in electricity demand, widespread emphasis on expanded use of renewable energy and water resource management, the increasing effectiveness and cost-competitiveness of wind energy and accelerated urbanization in developing countries, among other factors.

In 2014, the wind industry added approximately 49 GWs of generation capacity. According to BNEF, market diversification increased as a result of demand from newer markets in Asia, Latin America and non-EU Europe, which collectively represented approximately 41% of capacity in 2014, as compared to 39% in 2013. Although Europe and the United States led early wind development, since 2010, the majority of wind turbines have been installed in non-OECD countries, particularly in Asia and Latin America. For example, according to BNEF, China accounted for 42.5% of global annual installed wind generation capacity in 2014, with continued growth expected due to rising power consumption and political commitment to a clean energy solution. At the same time, growth in cumulative wind generation capacity grew by 48.6% in Mexico and 29.1% in Turkey from 2013 to 2014, underpinned by strong wind resources, high electricity prices, robust energy demand and key regulatory policies tailored to incentivize usage, among other factors.

According to BNEF, the world power generation mix is forecasted to expand by 54% to 34,404 terawatt hours, or TWh by 2030. Renewable technologies are projected to boost their share from 22% to 35%, with onshore wind expected to experience the largest increase from 3% in 2013 to 9% in 2030. This growth will be driven by an estimated $7.7 trillion investment in power generating capacity, two thirds of which is expected to flow to renewables, which would realize an average annual investment of $362 billion. Strong growth in the renewables sector is expected to cause the market share of fossil generation to fall from 67% to 54%, and increasingly strict regulations across the globe, including in China, the United States and Europe, is expected to cut coal’s share of the power generation market from 40% to 30%. Oil will remain a very small piece of the generation mix and thus is unlikely to have a material influence on average power prices or the competitiveness of renewables. The chart below shows the global power generation outlook by fuel type through 2030, which demonstrates growth in renewable sources such as onshore wind.

Source: Bloomberg New Energy Finance.

Cumulative global installed wind capacity is projected to be over 635 GWs by the end of 2019, according to BNEF, representing a five-year compounded annual growth rate of approximately 12%. Substantially greater growth over the same period is expected in China (14%), Mexico (25%) and Turkey (17%), according to BNEF. Approximately 37 GWs of new installations are expected in the United States between 2014 and 2020 due to state managed renewable energy portfolio requirements, the cost competiveness of wind energy, fuel diversification strategies and green credentials sought by corporations and utilities. Additionally, according to a U.S. Department of Energy report (Wind Vision: A New Era for Wind Power in the United States), aggregate demand for wind turbines is expected to continue to trend upward in the coming decades.

Source: Bloomberg New Energy Finance.

The geographical distribution of wind energy deployment is rapidly changing, driven by strong demand from non-OECD markets in Asia and Latin America. The adoption of wind energy across the globe relative to other power generation technologies is expected to be driven by its cost-competitiveness, broad resource availability, non-reliance on water, clean, mature and efficient technology, energy security concerns and ancillary societal benefits, such as job creation and energy security. According to BNEF, EMEA, the Americas and Asia and other countries are projected to represent 26.5%, 23.3% and 50.2%, respectively, of global installed wind power capacity from 2015-2019. The chart below is a breakdown of the growth forecast in GW by region for the worldwide wind energy market from 2015 through 2019.

Source: Bloomberg New Energy Finance.

Onshore wind LCOE—which reflects the levelized cost of energy per megawatt hour of a generation project over its lifetime—is now on par with new combined cycle gas turbines and substantially below solar photovoltaic, according to IEA. The advancement of turbine technology, including larger rotor diameters and higher hub heights, has increased energy capture, thus reducing LCOE for onshore wind. The proliferation of cost-effective wind generation enhances energy resource diversity and mitigates the price volatility associated with fossil fuels, thereby helping to stabilize overall electricity costs in the long term. Wind energy projects do not require any fuel, such as natural gas or coal, during operation, and we believe that they are typically constructed within a substantially shorter period of time relative to conventional generation resources. In addition, to reduce carbon emissions and dependence on fossil fuels, governments in many countries have adopted renewable energy targets and have financially incentivized investment in wind energy projects.

Source: IEA 2014 Medium-Term Market Report; IEA analysis with 2013 wholesale electricity price data from Bloomberg LP (2014); Wind and solar LCOEs are shown without the impact of U.S. subsidies.

The data presented above involves a number of assumptions, including but not limited to construction time, the economic lifetime of power generation projects and typical system costs associated with construction, maintenance and operations. The results are subject to country-specific market conditions such as state and local incentive programs. Additionally, measuring renewable energy may present challenges due to inconsistent government reporting of generated energy and difficulties both identifying the renewable portion from multi-fuel applications and tracking energy generation in less transparent markets. However, we believe that LCOE comparisons of renewable energy sources remain a useful metric for analyzing technology cost movements over time.

Wind Turbine and Wind Blade Fundamentals

Wind turbines function by turning kinetic energy from the rotation of the wind blades into electricity. A typical wind turbine consists of many components, the most important being the wind blades, gear box, electric generator and tower. When the wind blows, the combination of the lift and drag of the air pressure on the wind blades rotate the wind blades and rotor, which drives the gear box and generator to create electricity.

Source: American Wind Energy Association.

Wind turbines are often grouped together in wind farms. The connection or access of wind turbines to a power grid is of the utmost importance when locating wind turbines. Electricity from each wind turbine travels down a cable inside its tower to a collection point in the wind farm and is transmitted to a substation for voltage step-up and delivery into the electric utility transmission network, or grid. Electricity generation is most commonly measured in kWh. According to the Energy Information Administration the average U.S. household uses over 10,800 kWh of electricity each year. According to NREL, a 1.5 MW wind turbine can generate over 3 million kWh of wind energy annually, representing about as much electricity as 275-300 U.S. households use in one year.

The configuration of a wind turbine, including its wind blade design, is intended to optimize electricity generation and minimize down time in specific wind conditions, or “wind classes.” Key characteristics of wind blades include:

•	wind blade length and air foil shape, which contribute to the efficiency of the wind blade in turning kinetic energy from the rotation of the wind blades into electricity;

•	strength and weight, which contribute to efficiency and impact of the wind blade on the rest of the turbine; and

•	structural integrity, which affects the long-term reliability of the wind blade.

Wind blade length is expected to increase globally as wind turbine OEMs develop increased rotor diameters and wind blades as a primary driver for market differentiation and cost competitiveness. While the global mainstream wind blade length has been 40-45 meters, according to MAKE, by 2020 wind blades greater than 50 meters in length are expected to become the global norm. The trend toward larger wind blades indicates the potential phase out of smaller wind blades, as larger blades have the greatest impact on energy efficiency and

LCOE reduction across all global regions. The below schematic identifies projected trends in relative blade lengths through 2020.

To put the scale of wind blades in perspective, a single wind blade can be nearly as long as the 60-meter wing span of a 787 aircraft, as depicted below.

The development of larger wind turbines and recent improvements in wind blade design, materials and manufacturing technology have significantly increased the power generating capacity of wind turbines. Today, wind blades are typically composed of advanced, high-strength, lightweight and durable composite materials. In addition, longer wind blades, which allow for a larger area of wind to be swept by the wind blades, coupled with taller towers, results in greater energy capture and reduces the overall cost of wind energy. The evolution of the wind turbine has resulted in improved energy output, including in areas of low wind speed. The capacity factor of a wind turbine—which measures actual energy output as a percentage of potential capacity—has increased considerably under more recent designs for the same wind speed. These improvements in wind blade design have made wind energy a highly cost-competitive source of electricity.

Source: International Energy Agency (2015).

A growing trend is the emergence of wind turbines designed specifically for regions with lower wind speeds. These regions have not traditionally been regarded as cost-effective locations for wind generation. However, during the past three years, all of the top ten wind turbine suppliers in the world have introduced wind turbines with longer wind blade lengths and taller towers designed to capture more energy at the lower end of the wind speed scale. Most single wind turbine platforms can now support multiple wind blade lengths, and today’s wind turbines can efficiently generate electricity when the wind speed is anywhere between 7 and 56 mph, speeds that are in abundance around the globe. We believe that installation of wind turbines in regions with lower wind speeds is encouraged due to proximity to energy demand centers, thereby reducing the amount of transmission infrastructure required. We expect this trend of expansion to regions not traditionally classified as high wind resource regions to continue.

As the location of wind turbine installations diversify to areas with varying wind classes, emphasis in the wind blade production process has shifted towards demonstrating the flexibility to supply a broader range of wind blade models designed for varying wind conditions. The trend towards multiple wind blade models requires advanced composite and production expertise, sophisticated process technologies and modular megawatt-size precision molding and assembly systems. Given this required level of sophistication, wind blades now represent approximately 15% of the cost of a wind turbine, the second largest cost component, as depicted below. We believe that OEMs that keep pace with these technological advancements while controlling costs will enjoy a significant competitive advantage. Wind blades and pitch systems remain the most important elements to reduce LCOE, driven by ongoing improvement in aerodynamic efficiency, load controls and cost reduction.

Wind Turbine and Wind Blade Supply Markets

The wind turbine industry, which constitutes our direct customer base, is concentrated among a few established players, with the top twelve OEMs accounting for approximately 75% of the total global market in 2014 based on MWs installed, according to MAKE. We believe MWs installed is the most widely followed measure of market share in the wind turbine industry and also reflects the OEMs’ demand for wind blades. We currently have long-term supply agreements with four of these top twelve OEMs and intend to seek to develop new relationships with additional OEMs to grow our business. In addition, we expect growth in the industry itself – by the end of 2019, cumulative global installed wind capacity is projected to be over 635 GWs, according to BNEF, representing a five-year compounded annual growth rate of approximately 12%.

Historically, many wind turbine OEMs manufactured their own wind blades in-house to ensure a high level of quality and dedicated capacity, reflecting the importance of the wind blade supply to turbine production, concerns over protecting their proprietary wind blade designs and the scarcity of independent wind blade suppliers with sufficient manufacturing expertise and capacity. During 2007 and 2008, the U.S. and China markets grew at a rapid pace, which created additional demand in the wind turbine manufacturing supply chain. To balance supply and demand, many leading wind turbine OEMs established a production footprint in high-growth regions.

The current globalization of the wind industry presents a new set of challenges and opportunities for wind turbine OEMs. As opposed to establishing a manufacturing presence in each new core growth market, wind turbine OEMs are now focusing on supply chain efficiencies and their core competencies in the design, marketing and sale of wind turbines. In doing so, wind turbine OEMs are increasingly outsourcing the production of key components, such as wind blades, to select manufacturers to remain competitive and address growth markets. This approach enables wind turbine OEMs to lower their capital costs and shift the production requirements of mission critical components to manufacturers that possess highly specialized expertise in advanced composite, production and process technology. From a product perspective, wind turbine OEMs have adopted a variety of strategies, including the introduction of new turbine models with improved technology, warranty terms, more stringent performance guarantees, and tailor-made turbines for specific countries or regions. During the past three years, all of the top twelve wind turbine suppliers in the world have introduced wind turbines with longer wind blade lengths and taller towers designed to capture more energy at the lower end of the wind speed scale. We believe that installation of wind turbines in regions with lower wind speeds is encouraged due to proximity to energy demand centers, thereby reducing the amount of transmission infrastructure required. We expect this trend of expansion to regions not traditionally classified as high wind resource regions to continue, which we believe will help us continue to expand our global footprint.

According to BNEF, the total wind blade industry generated $10.6 billion in revenues in 2014 and is projected to grow to $12.8 billion by 2019. We believe our addressable market will continue to expand, as outsourced wind blade manufacturing is expected to rise from 52% in 2013 to 59% in 2017, according to MAKE. As the wind energy market continues to expand globally and wind turbine OEMs continue to shift towards increased outsourcing of wind blade manufacturing, we believe we are well-positioned to continue the expansion of our global footprint.

BUSINESS

Overview

We are the largest U.S.-based independent manufacturer of composite wind blades. We enable many of the industry’s leading wind turbine OEMs, who have historically relied on in-house production, to outsource the manufacturing of some of their wind blades through our global footprint of advanced manufacturing facilities strategically located to serve large and growing wind markets in a cost-effective manner. Given the importance of wind energy capture, turbine reliability and cost to power producers, the size, quality and performance of wind blades have become highly strategic to our OEM customers. As a result, we have become a key supplier to our OEM customers in the manufacture of wind blades and related precision molding and assembly systems. We have entered into long-term supply agreements pursuant to which we dedicate capacity at our facilities to our customers in exchange for their commitment to purchase minimum annual volumes of wind blade sets, which consist of three wind blades. As of May 19, 2015, our long-term supply agreements provide for estimated minimum aggregate volume commitments from our customers of $1.2 billion and encourage our customers to purchase additional volume up to, in the aggregate, an estimated total contract value of over $2.3 billion through the end of 2019. This collaborative dedicated supplier model provides us with contracted volumes that generate significant revenue visibility, drive capital efficiency and allow us to produce wind blades at a lower total delivered cost, while ensuring critical dedicated capacity for our customers.

Our OEM customers include GE Wind, Vestas, Gamesa, Nordex and Acciona. Prior to 2013, we had one OEM customer that, according to MAKE, represented approximately 10% of the global wind energy market based on MWs of energy capacity installed. Although we don’t supply all of their wind blade volume, we currently have five OEM customers who collectively, according to MAKE, account for over 31% of the global wind energy market over the three years ended December 31, 2014, based on MWs of energy capacity installed. The wind power generation industry is experiencing significant growth in countries belonging to the OECD, as well as in emerging growth markets. To meet this growth in demand reliably in a capital-efficient and cost-effective manner, many OEMs are shifting from manufacturing wind blades themselves to the outsourced manufacture of their wind blades. Our collaborative approach, advanced composite technology and global manufacturing footprint have allowed us to capitalize on this trend by replacing or augmenting the in-house capabilities of our customers and efficiently delivering wind blades when and where required. Our facilities in the United States, China, Mexico and Turkey create a geographically-diverse, global production platform to meet our customers’ needs in key large and growing wind markets. We intend to continue expanding in locations that represent growth opportunities for the wind energy market and our customers. We believe our diversification, together with our long-term agreements, allow us to take advantage of growth trends and help to insulate us from potential short-term fluctuations or legislative changes in any one market.

Our wind blade and precision molding and assembly systems manufacturing businesses accounted for 100%, over 99%, 97% and 99% of our total net sales in the three months ended March 31, 2015 and the years ended December 31, 2014, 2013 and 2012, respectively. We also leverage our advanced composite technology and history of innovation to supply high strength, lightweight and durable composite products to the transportation market. In the three months ended March 31, 2015 and 2014 and in the years ended December 31, 2014, 2013 and 2012, we generated $95.6 million, $61.5 million, $320.7 million, $215.1 million and $156.2 million of net sales and $117.1 million, $70.8 million, $362.7 million, $221.1 million and $150.9 million of adjusted net sales, respectively. We generated net losses of $5.7 million, $3.2 million and $6.6 million in the three months ended March 31, 2015 and 2014 and in the year ended December 31, 2014, net income of $1.3 million in the year ended December 31, 2013 and a net loss of $4.6 million in the year ended December 31, 2012. We also generated $5.8 million, $(0.1) million, $14.4 million, $5.7 million and $(10.5) million of adjusted EBITDA in the three months ended March 31, 2015 and 2014 and in the years ended December 31, 2014, 2013 and 2012 respectively. For an explanation of the components of adjusted net sales and adjusted EBITDA, refer to the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics Used by Management to Measure Performance.”

We were founded in 1968 and have been providing composite wind blades for 14 years. Our knowledge and experience of composite materials and manufacturing originates with our predecessor company, Tillotson Pearson Inc., a leading manufacturer of high-performance sail and powerboats along with a wide range of composite structures used in other industrial applications. Following the separation from our boat building business in 2004, we reorganized in Delaware as LCSI Holding, Inc. We changed our corporate name to TPI Composites, Inc. in August 2008. Today, we are headquartered in Scottsdale, Arizona, and we have expanded our global footprint to include domestic facilities in Newton, Iowa; Fall River, Massachusetts; Warren, Rhode Island; and Santa Teresa, New Mexico and international facilities in Dafeng, China; Taicang Port, China; Taicang City, China; Juarez, Mexico; and Izmir, Turkey. Together, as of March 31, 2015, our facilities have over 1.8 million square feet of manufacturing space and over 4,500 employees, including materials and process engineers, manufacturing process engineers, quality assurance personnel and production workers.

We divide our business operations into four geographic operating segments—the United States, Asia, Mexico and EMEA, as follows:

•	Our U.S. segment includes (1) the manufacturing of wind blades at our Newton, Iowa plant, (2) the manufacturing of precision molding and assembly systems used for the manufacture of wind blades in our Warren, Rhode Island facility, (3) our wind blade innovation center in Fall River, Massachusetts, (4) the manufacturing of composite solutions for the transportation industry, which we also conduct in our Rhode Island and Massachusetts facilities and (5) all costs of our corporate headquarters, which are included in general and administrative expenses.

•	Our Asia segment includes (1) the manufacturing of wind blades in facilities in Taicang Port, China and, since December 2013, Dafeng, China, (2) the manufacturing of precision molding and assembly systems in our Taicang City, China facility and (3) wind blade inspection and repair services.

•	Our Mexico segment manufactures wind blades from a facility in Juárez, Mexico that we opened in late 2013 and where we began production in January 2014.

•	Our EMEA segment manufactures wind blades from a facility in Izmir, Turkey. We entered into a joint venture with ALKE Insaat Sanayive Ticaret A.S. (ALKE) in March 2012 to begin producing wind blades in Turkey and in December 2013 we became the sole owner of the Turkey operation with the acquisition of the remaining 25% interest owned primarily by ALKE.

For additional information regarding our operating segments, see Note 20 to our consolidated financial statements.

Competitive Strengths

•

Wind industry leader with cost-effective, global footprint. We are the largest U.S.-based independent manufacturer of composite wind blades and have developed a global footprint to serve the growing wind energy market worldwide. We currently have five advanced wind blade plants in strategic locations in the United States, China, Mexico and Turkey. We also have facilities in the United States and China that manufacture precision molding and assembly systems for wind blades. This geographically diverse footprint enables us to leverage our global scale and technological capabilities, serve regional markets and export to ports around the world in a cost-effective manner, thereby enabling our customers to capitalize on the benefits of outsourced wind blade manufacturing. We believe our extensive experience with delivering high quality wind blades to diverse, global markets creates a significant barrier to entry and is the foundation of our leadership position in the independent market for wind blade manufacturing. Moreover, the expansion of our manufacturing footprint in coordination with our customers allows us to scale our capacity to meet demand as well as ensure dedicated manufacturing capacity for each of our customers in our existing facilities or in new facilities located to optimize labor and transportation costs.

•	Positioned to capitalize on significant growth trends in the wind energy market. We believe that our reputation as a reliable, global wind blade manufacturer and our focus on developing replicable and scalable manufacturing facilities and processes positions us to continue to capture opportunities in large and growing wind energy markets. Our ability to capitalize on recent growth trends in the wind energy market and OEM outsourcing has allowed us to grow our revenue 105% from 2012 to 2014 while expanding our global manufacturing footprint by opening three additional advanced wind blade manufacturing facilities. We believe this global growth and the emergence of new wind markets will continue to create opportunities for us as our customers focus on supply chain optimization and wind blade outsourcing as a critical component of their strategy.

•	Advanced composite technology and production expertise. Our significant expertise in advanced composite technology and production enables us to manufacture lightweight and durable wind blades with near-aerospace grade precision at an industrial cost. We have developed and use high-performance composite materials, precision molding and assembly systems, including modular tooling techniques, and advanced process technology, as well as sophisticated measurement, inspection, testing and quality assurance tools, which have allowed us to produce over 20,000 wind blades since 2001 with an excellent field performance record in a market where reliability is critical to our customers’ success. With our culture of continuing innovation and a collaborative “design for manufacturability” approach, we continue to address increasing physical dimensions and the need for rapid model changes, demanding technical specifications and strict quality control requirements for wind blades, which today are generally 50 to 60 meters or more in length. We also invest in ongoing simplification and selective automation of production processes for increased efficiency and precision. We have partnered with the U.S. Department of Energy, government laboratories, universities and our customers to innovate through cost sharing AMII programs. We operate a dedicated research and development facility in Fall River, Massachusetts and conduct research and development in our various manufacturing facilities around the world. As of December 31, 2014, our highly experienced engineering and technical workforce includes professionals holding 353 engineering and technical degrees, most of whom have specialized in composites and wind energy for many years and have deep familiarity with the manufacturing of wind blades.

•

Collaborative dedicated supplier model. Our deeply collaborative dedicated supplier model engenders stable, long-term relationships with customers, driving capital efficiency and helping to insulate us from potential short-term fluctuations or legislative changes in any one market. Our collaborative approach to manufacturing wind blades to meet our customers’ unique specifications, coupled with their investment in model-specific tooling in our facilities, promotes significant customer loyalty and creates higher switching costs. Our focused factory model, in which we contractually dedicate production lines to a specific customer in exchange for their commitment to purchase minimum annual volumes, also serves to protect the confidentiality of our customers’ proprietary wind blade and turbine designs. Our ability to manufacture the model-specific tooling for our customers further strengthens our role as a “one stop shop” for our customers, provides an efficient solution to their wind blade supply needs and allows us to produce high-quality wind blades at a lower total delivered cost. We work to continue to drive down the cost of materials and production through innovation and global sourcing, the benefit of which we share with our customers contractually in a manner that LCOE for the customer and improves our margins, further strengthening our deep customer relationships. We manufacture wind blades for five of the largest global wind turbine suppliers: GE Wind, Vestas, Gamesa, Nordex and Acciona. According to MAKE, our customers represented over 31% of the global wind energy market over the three years ended December 31, 2014, and over 76% of the U.S. wind turbine market over the two years ended December 31, 2014, based on MWs of energy capacity installed. GE Wind, in particular, accounted for 53.2%, 73.2%, 91.2% and 92.7% of our total net sales for the three months ended March 31, 2015 and the years ended December 31, 2014, 2013 and 2012, respectively.

•	Long-term supply agreements provide significant revenue visibility. In our collaborative dedicated supplier model, we enter into long-term supply agreements that provide significant incentives for our customers to maximize the volume of wind blades purchased, through increased pricing at lower volumes that contribute to profitability during startup periods, even at minimum volume levels. As of May 19, 2015, our existing wind blade supply agreements provide for estimated minimum aggregate volume commitments of $1.2 billion and encourage customers to purchase additional volume up to, in the aggregate, an estimated total contract value of over $2.3 billion through the end of 2019, providing significant future revenue visibility and helping to insulate us from potential short-term fluctuations or legislative changes in any one market. We believe our strong relationships with leading global turbine OEMs, underpinned by these long-term supply agreements, provide significant stability and visibility into our future performance and growth.

•	Compelling Return on Invested Capital. We believe our highly efficient manufacturing processes and customer arrangements are critical to achieving compelling returns on invested capital. We manufacture our customers’ unique wind blade models at locations where we invest in the plant facility and equipment, while our customers invest alongside us by purchasing model-specific tooling from us or other sources. This focused factory model allows us to concentrate on efficient manufacturing practices and drives cost saving initiatives throughout our facilities. Moreover, our customer relationships and long-term supply agreements result in relatively low sales and marketing and other similar general expenses. The focused factory model is replicated in each of our wind blade manufacturing facilities and is key to our strategy to expand our footprint in specific markets.

•	Experienced management team with a strong track record of delivering growth. Our senior management team has an average of 12 years of experience in the wind industry and the design and manufacture of composite structures. Over the course of the past decade, the team has successfully positioned us as the largest independent U.S.-based manufacturer of wind blades and has developed and deepened customer relationships with leading OEMs in the global wind energy market. At the same time, our team has built a global manufacturing network with five wind blade factories and two precision molding and assembly systems facilities across three continents and has demonstrated the ability to enter new markets quickly and efficiently. Our executives are recognized as thought leaders in the wind energy industry and hold leadership positions in industry organizations, such as AWEA.

Business Strategy

Our long-term success will be driven by our competitive strengths and business strategy. The key elements of our strategy are as follows:

•	Grow our existing relationships and develop new relationships with leading industry OEMs. We plan to continue growing and expanding our relationships with existing customers, who, according to MAKE, represented over 31% of the global wind energy market over the three years ended December 31, 2014, and over 76% of the U.S. wind turbine market over the two years ended December 31, 2014, based on MWs of energy capacity installed, as well as developing new relationships with other leading industry OEMs. Over the course of our 14 years in the wind blade market, we have established a reputation as a highly reliable wind blade manufacturer. As a result, we are presented with opportunities to expand our existing relationships and develop new relationships with industry OEMs as they seek to capitalize on the benefits of outsourced wind blade manufacturing while maintaining high quality customization and dedicated capacity.

•	Expand our footprint in large and growing wind markets, capitalize on the continuing outsourcing trend and evaluate strategic acquisitions. As the wind energy market continues to expand globally and wind turbine OEMs continue to shift towards increased outsourcing of wind blade manufacturing, we believe we are well-positioned to continue the expansion of our global footprint. We utilize our strengths in composites technology and manufacturing, combined with our collaborative dedicated supplier model to provide our customers with an efficient solution for their expansion in large and growing wind markets. Our quality, reliability and total delivered cost reduce sourcing risk for our customers. In addition, our demonstrated ability to expand into new markets and the strength of our manufacturing capabilities afford us the optionality either to build new factories or grow through strategic acquisitions.

•	Focus on continuing innovation. We have a history of innovation in advanced composite technologies and production techniques and use several proprietary technologies related to wind blade manufacturing. With this culture of innovation and a collaborative “design for manufacturability” approach, we continue to address increasing physical dimensions, demanding technical specifications and strict quality control requirements for our customers’ most advanced wind blades. We also invest in ongoing simplification and selective automation of production processes for increased efficiency and precision. In addition, we plan to leverage our history of composite industry-first innovations to grow our business in the transportation market, in which there is a demand for high precision, structural composites manufacturing.

•	Continue to drive down costs of wind energy. We continue to work with our customers on larger size wind blade models that maximize the capture of wind energy and drive down the LCOE. We also continue to utilize our advanced technology, regional manufacturing facilities strategically located to cost effectively serve large and growing wind markets and ability to source materials globally at competitive costs to deliver high-performing, composite wind blades at a lower total delivered cost. Our collaborative engineering approach and our advanced precision molding and assembly systems allow us to integrate our customer’s design requirements with cost-efficient, replicable and scalable manufacturing processes. We also continue to collaborate with our customers to drive down the cost of materials and production, the benefit of which we share with our customers contractually in a manner that reduces LCOE for customers, further strengthening our customer relationships and improving our margins.

Manufacturing Facilities

We have developed a global footprint to serve the high-growth wind energy market worldwide. We have five advanced wind blade manufacturing facilities: one in the United States, two in China, one in Mexico, and one in Turkey. Our manufacturing facilities are strategically located in geographic regions that enable us to cost-effectively serve large and growing wind markets around the world. To provide a complete end-to-end manufacturing solution for our customers, we also manufacture precise molding and assembly systems at our production facilities in Warren, Rhode Island and in Taicang City, China. All of our advanced wind blade manufacturing facilities are outfitted with precision molding and assembly systems to manufacture wind blades for our customers’ unique design specifications and demanding standards. In addition, we implement and integrate our rigorous quality assurance systems with those of our customers, and all of our manufacturing facilities operate under strict quality control standards and have received or applied for International Organization for Standardization, or ISO, certification. We believe that our manufacturing facilities employ some of the most advanced manufacturing processes in the wind blade industry.

Our manufacturing operations are currently organized around four geographic regions in the United States, China, Mexico and Turkey. We believe our expertise in developing and managing manufacturing facilities worldwide positions us well to continue to capture opportunities in large and growing wind markets.

United States. Included in our U.S. operations is the manufacturing of wind blades at our Newton, Iowa plant, the manufacturing of precision molding and assembly systems used for the manufacture of wind blades in our facilities in Warren, Rhode Island and Fall River, Massachusetts and the manufacturing of composite solutions for the transportation industry, which we also conduct in our Rhode Island and Massachusetts facilities. Since 2007, our Iowa facility has been dedicated to manufacturing wind blades exclusively for GE Wind pursuant to a supply agreement that expires in 2018. While capable of cost-effectively delivering precision molding and assembly systems across all of our facilities, our U.S. production facilities primarily serve the North American market.

Asia. In 2013, our operations in China expanded from a single location in Taicang Port, China dedicated to manufacturing wind blades for GE Wind to a three plant operation with the opening of a new facility in Dafeng, China for advanced wind blade manufacturing for Vestas and Acciona and the addition of a facility in Taicang City, China that manufactures precision molding and assembly systems for the production of wind blades across all of our facilities. Our China facilities are capable of cost-effectively delivering wind blades across the Asia Pacific region and anywhere in the world that is in close proximity to a significant port, including Europe and the United States.

Mexico. Since January 2014, we have manufactured wind blades for GE Wind in our Juárez, Mexico facility. Prior to this, the Juarez, Mexico facility was operated as a joint venture where we manufactured wind blades for Mitsubishi Heavy Industries. In March 2014, we began manufacturing wind blades for Gamesa at this facility. Our Mexico facility is capable of cost-effectively delivering wind blades primarily to the U.S. and Mexican markets.

EMEA. We commenced operations as a 75% owner in TPI Turkey in Turkey in October 2012 by way of a joint venture with ALKE to produce wind blades for GE Wind. We obtained sole control of TPI Turkey in December 2013 and also expanded our Turkey manufacturing capacity to produce wind blades for an additional customer, Nordex. Our Turkey operations are capable of cost-effectively delivering wind blades primarily to the European, Middle Eastern and African markets.

Wind Blade Manufacturing Operations and Process

We have developed significant expertise in advanced composite technology and use high performance composite materials, precision molding and assembly systems including modular tooling, and advanced process technology, as well as sophisticated measurement, inspection, testing and quality assurance tools, allowing us to produce over 20,000 wind blades since 2001 with an excellent field performance record in a market where reliability is critical to our customers’ success. We manufacture or have manufactured wind blades ranging from 30 meters to nearly 60 meters across our global facilities, and have the capability to manufacture wind blades of greater lengths at all of our advanced manufacturing facilities as required by existing or new customers. In combination with our state-of-the-art technologies, we seek to create manufacturing processes that are replicable and scalable in our advanced manufacturing facilities located worldwide, regardless of cultural or language barriers. Our integrated manufacturing process allows us to customize each manufacturing step, from raw materials to finished products. It also allows us to systematically design for the entire manufacturing process so that we can achieve better quality control and increase production efficiencies. We believe that our focus on simplifying and, where feasible, automating production processes is critical to manufacturing high-precision, lightweight and durable products at a reasonable cost to our customers. We produce high unit volumes of near-aerospace grade products at industrial costs.

Raw Materials

The key raw materials for our wind blades include highly advanced fiberglass fabrics, select carbon reinforcements, foam, balsa wood, resin, adhesives for assembly of molded components, gel coat or paint for preparation of cosmetic surfaces and attachment hardware including steel components. Most of these materials are available in multiple geographic regions and in reasonably close proximity to our manufacturing facilities.

Our agreements for the supply of raw materials are designed to guarantee volumes that we believe will be required to fulfill our customers’ wind blade commitments. A portion of our raw materials are subject to price volatility, such as the resins used in our manufacturing processes. Although the majority of materials incorporated into our products are available from a number of sources, certain materials are available only from a relatively limited number of suppliers. We seek multiple suppliers for our raw materials and continually evaluate potential new supplier relationships.

Precision Molding and Assembly Systems

Over the last decade, we have produced hundreds of precision molding and assembly systems, ranging from 30 to over 60 meters in length, to support our global operations. We began these operations in our tooling technology center in Warren, Rhode Island. In September 2013, we expanded our precision molding and assembly system production capabilities to a facility in Taicang City, China. While capable of cost-effectively delivering precision molding and assembly systems across all of our facilities, our Rhode Island tooling technology center primarily serves the North American market. Our precision molding and assembly systems have been used to build tens of thousands of wind blades worldwide.

Our tooling solutions include precision wind blade patterns, precision molding and assembly systems, including modular tooling techniques. We believe that our technological and production expertise are key factors in our continued competitiveness, as we address continually increasing physical dimensions, demanding technical specifications, and strict quality control requirements for wind blades.

Wind Blade Production Process

Production of our wind blades requires adherence to the unique specifications of our customers, who design their wind turbines and wind blades to optimize performance, reliability and total delivered cost. With our culture of innovation and a collaborative “design for manufacturability” approach, we have the capability and expertise to manufacture wind blades of any design, utilizing fiberglass, carbon or other advanced composite materials to meet unique customer specifications. We also have the flexibility to quickly transition our manufacturing capabilities to produce different wind blade models and sizes using our precision molding and assembly systems, including modular tooling techniques.

We have developed a highly dependable method for making high-quality wind blades. We design our proprietary manufacturing processes to be replicable, scalable and transferable to each of our advanced manufacturing facilities worldwide. As a result, we can repeatedly move a product from its design phase to volume production while maintaining quality, even in developing regions of the world. Similarly, we have developed the manual portions of our manufacturing processes based on proven technologies and production methods that can be learned and implemented rapidly by line personnel. We focus on consistency and quality control across our facilities, using hands-on training methods and employing repeatable manufacturing processes.

We use an advanced form of vacuum-assisted resin transfer tooling process to pull liquid resin into a dry lay-up, resulting in light, strong, and reliable composite structures. In our manufacturing process, fiber reinforcements and core materials are laid up in a tool while dry, followed by a vacuum bag that is placed over the layup and sealed to the mold. The wind blade component is then placed under vacuum. The resin is introduced into the wind blade component via resin inlet ports and then distributed through the reinforcement and core materials via a flow medium and a series of channels, saturating the wind blade component. The vacuum removes air and gasses during processing, thereby eliminating voids. Pressure differentials drive resin uniformly throughout the wind blade component, providing consistent laminate. By using a variety of reinforcement and core materials, the structural characteristics of the wind blade can be highly engineered to suit the custom specifications of our customers. Although only occasionally required by our customers, we are also capable of employing additional composite fabrication processes, such as pre-impregnated laminates, in addition to our vacuum infusion process.

Quality Control

We employ a range of measurement, inspection and testing technologies to ensure adherence to precise tolerances and strict quality standards throughout our production process. These technologies include three dimensional laser scanning and thermographic imaging of our precision molding and assembly systems. We apply advanced ultrasonic inspection technologies to ensure quality of critical adhesive joints. We conduct static and fatigue load tests on full wind blades to ensure their strength and quality. These technologies are particularly important to maintain tight dimensional tolerances within millimeters over 50 to 60 meters, to provide maximum product integrity and performance, and to contribute to our ongoing process improvement efforts.

Product Warranties

Our wind blades are subject to warranties against defects in workmanship and materials, generally for a period of two to five years. We are not responsible for the fitness for use of the wind blade in the overall wind turbine system. We also are not responsible for failure of wind blades due to acts of god, including lightning strikes and other extreme weather. If a wind blade is found to be defective during the warranty period as a result of a defect in workmanship or materials, we may need to repair or replace the wind blade (which could include significant transportation and installation costs) at our sole expense, among other potential remedies. We are also generally responsible for any claim of infringement arising out of any manufacturing process technology that we own and use to produce wind blades, wind blade tooling and other products. We are not responsible for any third party intellectual property infringement claims based on the wind blade designs specified by our customers.

Wind Blade Long-Term Supply Agreements

Our current wind blade customers are some of the world’s largest wind turbine manufacturers. Our customers represented over 33% of the global wind turbine market, according to data from MAKE, and over 67% of the U.S. wind turbine market according to data from AWEA, during the two years ended December 31, 2013 based on MWs of energy capacity installed. In our collaborative dedicated supplier model, our customers are incentivized to maximize the volume of wind blades purchased through increased pricing at lower volumes. As of May 19, 2015, our existing wind blade supply agreements provide for estimated minimum aggregate volume commitments of $1.2 billion and encourages customers to, in the aggregate, purchase additional volume up to an estimated total contract value of over $2.3 billion through the end of 2019, providing significant future revenue visibility and helping to insulate us from potential short-term fluctuations or legislative changes in any one market. Although in some instances our supply agreements contain liquidated damages provisions in the event of late delivery, we generally do not bear the responsibility for transportation and delivery costs in connection with the delivery of our wind blades.

GE Wind

In January 2007, we entered into a supply agreement to build a facility and manufacture wind blades for GE Wind in Taicang Port, China. Shortly thereafter in September 2007, we entered into a similar agreement to build a facility and manufacture wind blades for GE Wind in Newton, Iowa. Based on the success of these manufacturing arrangements, we were able to expand our customer relationship with GE Wind through additional supply agreements for manufacturing facilities in Turkey and Mexico in December 2011 and October 2013, respectively. Subject to certain exceptions on a plant-by-plant basis, each of our supply agreements with GE Wind provide for a minimum number of wind blade sets to be purchased by GE Wind each year during the term, the schedule for which is established at the outset of the agreement. In return, we commit to dedicate capacity to GE Wind for a set number of wind blade sets in the applicable facility. Additionally, we create model-specific tooling for GE Wind. For the three months ended March 31, 2015 and the year ended December 31, 2014, we recorded related-party sales with GE of $50.8 million and $234.8 million, respectively. Unless otherwise terminated, our supply agreements with GE Wind are in effect until the end of 2015 for our Turkey facility, the end of 2016 for our Mexico facility, the end of 2017 for our China facility and the end of 2018 for our Iowa facility. In most cases, GE Wind may terminate its supply agreements early upon providing us with 15 to 360 days’ advance written notice or, in one instance, for convenience, and paying us termination fees as set forth in the applicable agreement. In addition, either party may terminate these supply agreements upon a material breach of the other party which goes uncured for 30 days after written notice has been provided. The supply agreements with respect to our China, Mexico and Iowa facilities provide that each party will bear its own costs except that the prevailing party in a legal action arising thereunder is entitled to its reasonable costs and expenses, including reasonable attorneys’ fees.

Other Long-Term Supply Agreements

We have entered into other long-term supply agreements in China, Mexico and Turkey. Under each of these agreements, we agree to dedicate capacity for a set number of wind blades for each calendar year during the term of the agreement in exchange for commitments to purchase minimum annual volumes of wind blade sets. Unless otherwise terminated, these supply agreements generally remain in effect for a period of five years and either party may terminate their respective supply agreements upon a material breach of the other party which goes uncured. Some of these supply agreements also allow for termination by the customer upon notice. See “Risk Factors—Our long-term supply agreements with our customers are subject to termination on short notice and our failure to perform our obligations under such agreements, and termination of a significant number of these agreements would materially harm our business.”

Research and Development

We have a long history of what we believe are first-of-its-kind innovations in composite products as well as the development of new and advanced materials, tooling, manufacturing processes and inspection methods. Our knowledge and experience of composite materials and manufacturing originates with our predecessor company, Tillotson Pearson Inc., a leading manufacturer of high-performance recreational sail and powerboats along with a wide range of composite structures used in other industrial applications. Leveraging our knowledge and experience, we realized the opportunity to specialize in other industrial end-markets where there was a demand for high precision composite manufacturing capabilities.

We conduct extensive research and development in close collaboration with our customers on the design, development and deployment of innovative manufacturing processes, including automation, advanced materials and sophisticated product quality inspection tools. We partnered with the U.S. Department of Energy, government laboratories, universities and our customers to innovate through cost sharing AMII programs. Our most recent AMII programs concluded in 2014 with a number of material and process innovations including pultruded rod-packs, polyurethane bonding paste and latent cure resin. We employ a highly experienced workforce of engineers in various facets of our business, from discrete research and development projects, to the ongoing, real-time development and implementation of incremental manufacturing and material improvements. Our research and development effort places a priority on improving quality through process and procedure improvement, in addition to reducing cost through specification changes and sourcing of more cost-effective suppliers. Other areas of emphasis include composite design, in-house fabrication of precision molding and assembly systems, prototyping, testing, optimization and volume production capabilities. We also encourage our employees to invent and develop new technologies to maintain our competitiveness in the marketplace. We operate a Wind Blade Innovation Center in Fall River, Massachusetts, which enhances our development activities and enables designated plant personnel to build prototypes and pilot production volumes of the wind blades scheduled to be manufactured at planned new facilities. Our Wind Blade Innovation Center can also be used to facilitate plant expansions, as well as to provide research and development on advanced composite technology. In addition to our internal research and development activities, from time to time we also conduct research and development activities pursuant to funded development arrangements with our customers and other third parties, and intend to continue to seek opportunities for product development programs that could create recurring revenue and increase our overall profitability over the long term.

For financial statement purposes, research and development is reflected in general and administrative expenses. For the three months ended March 31, 2015 and 2014 and the years ended December 31, 2014, 2013 and 2012, our research and development expenses were $0.2 million, $0.2 million, $0.8 million, $0.6 million and $0.8 million, respectively.

Competition

The wind blade market is highly concentrated, competitive and subject to evolving customer needs and expectations. We compete primarily with other global independent wind blade manufacturers, such as LM Wind Power, Tecsis, Sinoma Science & Technology Co. and ZhongFu Lianzhong Composites Group, as well as regional wind blade suppliers in geographic areas where our current or prospective manufacturing facilities are located. We also compete with, and in a number of cases supplement, vertically integrated wind turbine OEMs that manufacture their wind blades. We believe that a number of other established companies are manufacturing wind blades that will compete directly with our offerings, and some of our competitors, including LM Wind Power and Sinoma Science & Technology Co., may have significant financial and institutional resources.

The principal competitive factors in the wind blade market include reliability, total delivered cost, manufacturing capability, product quality, engineering capability and timely completion of wind blades. We believe we compete favorably with our competitors on the basis of the foregoing factors. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of manufacturing capability, timely completion and product quality.

Transportation Products

We seek to create additional recurring revenue opportunities through the supply of other composite structures outside the wind energy market. We believe larger scale transportation products, including buses, trucks, and high performance automotive products, are ideally suited for our advanced composite technology because of the benefits derived from weight reduction, corrosion resistance, strength and durability. These benefits should allow us to develop structural composite solutions to assist our customers in developing buses with clean propulsion systems or in meeting new and developing fuel economy standards including the 2025 U.S. Government CAFÉ standards that are pushing automakers to develop lighter more fuel efficient vehicles with lower emissions. In addition, by producing a range of composite structures, we are able to leverage the materials and manufacturing process technology and expertise developed through one project to maximize production quality, improve performance and minimize costs across our other manufacturing efforts, including our wind blade business. Our projects for customers in the transportation market have historically generated project-related revenues for a specific duration. We intend to seek collaborations with additional customers in these markets that will provide recurring project revenue and business opportunities for us, in addition to the opportunities provided by our existing customers and relationships, and increase our overall profitability over the long term.

Our facility in Warren, Rhode Island manufactures products for customers in the transportation market using the same proprietary and replicable manufacturing processes that we use to produce our wind blades. Our projects for customers in the transportation market have included the supply of all-composite bodies for electric buses and automated people mover systems for airports. We have also developed a number of first-of-its-kind innovations in the transportation space including an all-composite bodied HUMVEE, an all-composite HEMMT military truck cab and an all-composite transit bus body that demonstrated that such full vehicle bodies can be made with structural composites in a manner that meets the U.S. transit authority’s and U.S. Army’s reliability and durability standards, while also saving hundreds to thousands of pounds compared to steel and aluminum.

Our current principal competitors in the transportation market include suppliers of conventional steel and aluminum products and non-structural automotive fiberglass and other advanced composites-based manufacturers for transportation applications.

Intellectual Property

We believe that our continued success and competitive position depend in large part on our proprietary materials, tooling, process and inspection technologies and our ability to innovate. Accordingly, we take measures to protect the confidentiality and control the disclosure of our proprietary technology. We rely primarily on a combination of know-how and trade secrets to establish and protect our proprietary rights and preserve our competitive position. Trade secrets, however, are difficult to protect. We also seek to protect our proprietary technology, in part, by confidentiality agreements with our customers, employees, consultants and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our customers, employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Backlog

As of March 31, 2015 and 2014, the backlog for our wind blades and related products totaled $365.8 million and $102.7 million, respectively. Our backlog includes purchase orders signed in connection with our long-term supply agreements. Typically, we record a purchase order into backlog when the following requirements have been met: a signed long-term supply agreement has been executed with our customer, a purchase order has been made by our customer and we expect to ship wind blades to such customer in satisfaction of any purchase order within 12 months. Backlog as of any particular date should not be relied upon as indicative of our revenue for any future period. Although in certain circumstances projects may be delayed, in these circumstances the long-term supply agreement typically rolls forward and the revenue remains on the backlog until the project commences.

Regulation

Our operations are subject to various foreign, federal, state and local regulations related to environmental protection, health and safety, labor relationships, general business practices and other matters. These regulations are administered by various foreign, federal, state and local environmental agencies and authorities, including the U.S. Environmental Protection Agency, the Occupational Safety and Health Administration of the U.S. Department of Labor and comparable agencies in China, Mexico and Turkey. In addition, our manufacturing operations in China, Mexico and Turkey are subject to those countries’ wage and price controls, currency exchange control regulations, investment and tax laws, laws restricting our ability to repatriate profits, trade restrictions and laws that may restrict foreign investment in certain industries. Some of these laws have only been recently adopted or are subject to further rulemaking or interpretation, and their impact on our operations, including the cost of complying with these laws, is uncertain. We maintain a policy of adhering to the laws of the United States or the country in which our manufacturing facility is located, whichever is stricter, and believe that our operations currently comply, in all material respects, with applicable laws and regulations. Further, as a U.S. corporation, we and our subsidiaries are subject to the Foreign Corrupt Practices Act, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business.

In addition, our business has been and will continue to be affected by subsidization of the wind turbine industry with its influence declining over time as wind energy reaches grid parity with traditional sources of energy. In the United States, the federal government has encouraged capital investment in renewable energy primarily through tax incentives. PTCs for new renewable energy projects were first established in 1992 and were most recently extended in December 2014 to apply to new projects for which construction began before January 1, 2015, and they have not been further extended. While no federal standard exists, the U.S. Department of Energy has set a goal for 20% of our nation’s electricity to come from wind energy by 2030. At the state level, twenty-nine states and the District of Columbia have implemented RPS that typically require that, by a specified date, a certain percentage of a utility’s electricity supplied to consumers within such state is to be from renewable sources (typically between 15% and 25 % by 2020 or 2025). China is currently implementing a 5-year plan with a goal of 15% total primary energy from non-fossil fuel sources and targeting 200 GWs of grid-connected wind capacity by 2020 according to MAKE, and employs preferential feed-in tariff schemes, in addition to local tax-based incentives. Mexico has established strict targets, aiming for 35% renewable energy by 2024 and 50% by 2050, according to MAKE, which it is facilitating through tax incentives. Large European Union members have renewable energy targets for 2020 of between 13% and 49% of all energy use derived from renewable energy sources, according to MAKE. Turkey enacted Law No. 5346 in 2005 to promote renewable-based electricity generation within their domestic electricity market by introducing tariffs and purchase obligations for distribution companies requiring purchases from certified renewable energy producers. The World Bank also provided to Turkey an aggregate of $600 million of loan proceeds to encourage investors to construct generation plants with renewable energy resources. To incentivize target compliance, most member states adhere to a tariff scheme, which accelerates investment in renewable energy technologies by offering long-term supply agreements to renewable energy producers, or a cap and trade program. Wind power producers are typically awarded a higher per MW price under this policy mechanism.

Properties

Our headquarters is located in Scottsdale, Arizona, and we own or lease various other facilities in the United States, China, Mexico and Turkey. We believe that our properties are generally in good condition, are well maintained and are generally suitable and adequate to carry out our business at expected capacity for the foreseeable future. The table below lists the locations and square footage for our facilities as of March 31, 2015:

Location	Year Commenced	Leased or Owned	Approximate Square Footage	Description of Use
Newton, IA, United States	2008	Leased	316,772	Wind Blade Manufacturing Facility
Dafeng, China	2013	Leased	392,000	Wind Blade Manufacturing Facility
Taicang Port, China	2007	Owned	207,205	Wind Blade Manufacturing Facility
Juarez, Mexico	2013	Leased	322,626	Wind Blade Manufacturing Facility
Izmir, Turkey	2012	Leased	343,000	Wind Blade Manufacturing Facility
Fall River, MA, United States	2008	Leased	70,000	Wind Blade Innovation Center
Warren, RI, United States	2004	Leased	91,387	Precision Molding Development and Manufacturing
Santa Teresa, NM, United States	2014	Leased	503,710	Wind Blade Storage
Scottsdale, AZ, United States	2007	Leased	6,950	Corporate Headquarters
Taicang City, China	2014	Leased	80,730	Precision Molding Manufacturing

Employees

As of March 31, 2015, we employed over 4,500 full-time employees, of whom approximately 890 are located in the United States, 1,400 in China, 1,100 in Mexico and 1,130 in Turkey. Our employees in Turkey are represented by a labor union. We believe that our relations with employees are good.

Legal Proceedings

From time to time, we may be involved in disputes or litigation relating to claims arising out of our operations. We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors including their ages as of March 31, 2015:

Name	Age	Position
Steven C. Lockard	53	President, Chief Executive Officer and Director
Wayne G. Monie	66	Chief Operating Officer and Director
William E. Siwek	52	Chief Financial Officer
Jun Ji	43	Senior Vice President—Asian Operations
Lars Moller	47	Senior Vice President—EMEA Operations
Stephen Bransfield	70	Director
Michael L. DeRosa	43	Director
Philip J. Deutch	50	Director
Paul G. Giovacchini	57	Director and Chairman of the Board
Jack A. Henry	71	Director
Scott N. Humber	41	Director
Daniel G. Weiss	46	Director

Steven C. Lockard. Mr. Lockard became our President and Chief Executive Officer in 2004 and has served as a member of our board of directors since 2004. Prior to joining us in 1999, Mr. Lockard was Vice President of Satloc, Inc., a supplier of precision GPS equipment, from 1997 to 1999. Prior to that, Mr. Lockard was Vice President of marketing and business development and a founding officer of ADFlex Solutions, Inc., a NASDAQ-listed international manufacturer of interconnect products for the electronics industry, from 1993 to 1997. Prior to that, Mr. Lockard held several marketing and management positions including Business Unit Manager, Corporate Market Development Manager and Marketing/Applications Engineer at Rogers Corporation from 1982 to 1993. Mr. Lockard serves on the board of and is co-chair of the policy committee for the American Wind Energy Association. Mr. Lockard holds a B.S. degree in Electrical Engineering from Arizona State University.

We believe that Mr. Lockard is qualified to serve as a member of our board of directors based on his deep knowledge of our company gained from his positions as our President and Chief Executive Officer, as well as his experience in the wind energy industry and in high-growth global manufacturing companies.

Wayne G. Monie. Mr. Monie has served as our Chief Operating Officer since 2004 and has served as a member of our board of directors since that time. Mr. Monie previously served as our Vice President—Operations beginning in 2002. Prior to joining us, Mr. Monie was Vice President, Manufacturing for First Solar, Inc., a solar company, from 2001 to 2002. Prior to that, Mr. Monie was Vice President and General Manager of Satloc, Inc., a supplier of precision GPS equipment, from 1998 to 2001. Prior to that, Mr. Monie was with Rogers Corporation from 1983 to 1998 reaching the position of General Manager of the Power Distribution Division, a manufacturer of power distribution systems for mainframe computers and large telecom switches. Prior to that, Mr. Monie was Executive Vice President of Glen-Mar Door Manufacturing Company, a manufacturer of residential and architectural doors from 1980 to 1983. Prior to that, Mr. Monie was Production Manager for Sperry Flight Systems from 1978 to 1980. Prior to that, Mr. Monie started his career with the Delco Moraine Division of General Motors in various process and industrial engineering positions, holding several supervisory engineering positions and General Foreman over a three shift manufacturing department. He was with General Motors from 1970 to 1978. Mr. Monie holds a B.S. degree in Industrial Engineering from Virginia Polytechnic Institute and State University and an M.S. degree in Engineering Management from the University of Dayton.

We believe that Mr. Monie is qualified to serve as a member of our board of directors based on his deep knowledge of our company gained from his positions as our Chief Operating Officer, as well as his experience in the wind energy industry.

William E. Siwek. Mr. Siwek joined us as our Chief Financial Officer in 2013. Prior to joining us, Mr. Siwek previously served as the Chief Financial Officer for T.W. Lewis Company, an Arizona-based real estate investment company, from September 2012 to September 2013. From May 2010 until September 2012, he was an independent consultant assisting companies in the real estate, construction, insurance and renewable energy industries. Prior to that, Mr. Siwek was Executive Vice President and Chief Financial Officer of Talisker Mountain, Inc., from January 2009 to April 2010. Prior to that, he was President and Chief Financial Officer of the Lyle Anderson Company from December 2002 to December 2008. Prior to that, Mr. Siwek spent 18 years, from September 1984 to May 2002, with Arthur Andersen where he became a Partner in both Audit and Business Consulting Divisions. Mr. Siwek holds B.S. degrees in Accounting and Economics from University of Redlands. He is a certified public accountant.

Jun Ji. Mr. Ji has served as our Senior Vice President—Asian Operations since April 2009. Before joining us, Mr. Ji served as General Manager at IMI Cornelius China, a British-based metal engineering company from March 2007 to March 2009. From July 2004 to February 2007, Mr. Ji served as Supplier Quality Director, Global Sourcing at Newell-Rubbermaid, a U.S.-based consumer and commercial products manufacturing company. Mr. Ji holds an MBA from Management School of Fudan University in Shanghai, China and a B.S. in Material Science and Engineering from Nanjing Aeronautic & Astronautic University in Nanjing, China.

Lars Moller. Mr. Moller has served as our Senior Vice President—EMEA Operations since July 2014. Before joining us, Mr. Moller served as CEO of North American Operations for Global Energy Services, from 2013 to 2014. From 2010 to 2012, Mr. Moller served as Group Senior Vice President for Vestas Wind Systems. From 2007 to 2010, Mr. Moller served as Executive Vice President and COO for Broadwind Energy and from 2003 to 2007, Mr. Moller served as President of DMI Industries.

Stephen B. Bransfield. Mr. Bransfield has served as a member of our board of directors since 2010. From 1993 to 2005, Mr. Bransfield was Vice President—GE Energy Global Supply Chain at General Electric. Prior to that, from 1988 to 1993, Mr. Bransfield held various General Manager positions at General Electric, where he began working in 1967. Mr. Bransfield currently serves on the Board of Directors of Package One Industries. Mr. Bransfield holds a B.S. in Operations from Boston College and an M.B.A. from Suffolk University.

We believe that Mr. Bransfield is qualified to serve as a member of our board of directors because of his substantial experience in the wind energy industry, global supply chain, quality and operations leadership.

Michael L. DeRosa. Mr. DeRosa has served as a member of our board of directors since 2009. Since 2006, Mr. DeRosa has been Managing Director at Element Partners, a private equity firm focused on energy and industrial technology. Prior to that, Mr. DeRosa was a Partner at Cordova Ventures from 2004 to 2006. From 2000 to 2004, Mr. DeRosa served as a Principal of EnerTech Capital, a venture capital firm that invests in energy technology. Mr. DeRosa currently serves on the Board of Directors of Agility Fuel Systems, AMP Electrical Distribution Services, Inc., Detechtion Technologies, Ecore International and TAS Energy. Mr. DeRosa previously served as a director of Advantage IQ, Arbinet-thexchange, Inc., Aspex Corporation, Axonn, EcoSMART, Energex and International Fiber. Mr. DeRosa holds a Bachelors degree in Electrical Engineering from Georgia Tech and an M.B.A. from the Wharton School of the University of Pennsylvania.

We believe that Mr. DeRosa is qualified to serve as a member of our board of directors because of his substantial experience in the clean technology industry and his long history of investing in renewable and alternate energy, energy technology, the industrial internet, materials and chemicals, and recycling technology.

Philip J. Deutch. Mr. Deutch has served as a member of our board of directors since 2007. Since 2005, Mr. Deutch has been the Managing Partner of NGP Energy Technology Partners, L.P. (NGP ETP), a private equity fund that invests in companies that provide products and services to the oil and gas, power, environmental, energy efficiency and alternative energy sectors. Prior to joining NGP ETP, from 1997-2005, Mr. Deutch served as a Managing Director and Member of the Executive Committee of Perseus, LLC, a private equity fund management firm, where he co-led the Firm’s investments in energy. Prior to joining Perseus, Mr. Deutch was an attorney at Williams & Connolly LLP from 1991 to 1997 and worked in the Mergers and Acquisitions Department of Morgan Stanley & Co. from 1986 to 1988. Mr. Deutch currently serves on the Board of Directors of Catapult Energy Services, LLC, Oilfield Water Logistics, LLC, groSolar, Inc. and LED Engin, Inc. and previously served on the Board of Directors of American Wind Capital Company, Satcon Technology Corporation, Evergreen Solar and Beacon Power. Mr. Deutch holds a B.A. in Economics from Amherst College where he was elected a member of Phi Beta Kappa and a J.D. with distinction from Stanford Law School. Mr. Deutch currently serves on the External Advisory Committee of the MIT Solar Study and previously served on the Advisory Committee for the 2005 and 2006 Energy Venture Fairs and the Selection Committees for the 2005 Cleantech Venture Forum and 2006 NREL Industry Growth Forums.

We believe that Mr. Deutch is qualified to serve as a member of our board of directors because of his substantial experience investing in energy companies in the areas of renewable and alternative energy, energy efficiency, power and oil & gas and serving on the board of directors of both public and private companies.

Paul G. Giovacchini. Mr. Giovacchini has served as Chairman of our board of directors since 2006. Mr. Giovacchini is currently an independent consulting advisor to Landmark Partners, Inc. Prior to 2014 he had been a Principal of Landmark Partners, Inc. since 2005. Mr. Giovacchini has been investing in privately held companies on behalf of institutional limited partnerships since 1987. Mr. Giovacchini holds an A.B. in Economics from Stanford University and an M.B.A. from Harvard University.

We believe that Mr. Giovacchini is qualified to serve as a member of our board of directors because of his experience investing in growth companies and serving on their boards of directors, and his experience with debt securities. His long history with us serves as an asset to us as we transition from a private company to a public company.

Jack A. Henry. Mr. Henry has served as a member of our board of directors since 2008. Since 2000, Mr. Henry has served as the Managing Director of Sierra Blanca Ventures, LLC, a private investment and advisory firm. From 1966 to 2000, Mr. Henry worked as a certified public accountant for Arthur Andersen, a national accounting firm, retiring in 2000 as the Managing Partner of the Phoenix, Arizona office. Mr. Henry currently serves on the board of directors and chairs the audit committee of Grand Canyon Education and the boards of directors and audit committees of several private companies and is President of the Arizona Chapter of the National Association of Corporate Directors. Mr. Henry received a Bachelor of Business Administration degree and a Master of Business Administration degree from the University of Michigan.

We believe that Mr. Henry is qualified to serve as a member of our board of directors because his substantial experience in serving as a director of numerous private and public companies, as well as his prior employment as an accountant, make him well suited to assist us as a director and in our transition from a private company to a public company.

Scott N. Humber. Mr. Humber has served as a member of our board of directors since 2006. Mr. Humber is currently an independent consulting advisor to Landmark Partners, Inc. Prior to 2014 he had been a Principal of Landmark Partners, Inc. since 2003. Mr. Humber holds a B.A. in International Commerce and Organizational Behavior and Management from Brown University.

We believe that Mr. Humber is qualified to serve as a member of our board of directors because his extensive experience as an investor in a variety of industries, as well as his long history of serving on our board of directors make him a valuable addition to the board of directors, especially as we transition from a private company to a public company.

Daniel G. Weiss. Mr. Weiss has served as a member of our board of directors since 2009. Mr. Weiss is a co-founder and Managing Partner of Angeleno Group, a Los Angeles-based private equity firm with a global platform focused on high growth investments in alternative energy and natural resource-related companies. Founded in 2001, Angeleno Group invests broadly across the energy and natural resource industry to support innovative, well managed, rapidly growing businesses. Mr. Weiss has been with the Angeleno Group since 2001. In addition to his firm management responsibilities, Mr. Weiss leads investments and serves on boards of multiple Angeleno Group private portfolio companies. Prior to joining Angeleno Group, Mr. Weiss was an attorney at O’Melveny & Myers from 1998-1999. Mr. Weiss currently and previously has served on boards or public commissions for a number of non-profit and government organizations including the World Resources Institute, the Stanford Law School Board of Visitors, the City of Los Angeles Redistricting Commission and the UCLA Institute on the Environment and Sustainability. Mr. Weiss holds a B.A. in History with High Honors from the University of California, Berkeley, an M.A. in Latin American Studies from Stanford University and a J.D. from Stanford Law School.

We believe that Mr. Weiss is qualified to serve as a member of our board of directors because he has substantial experience as an investor and director for energy and energy related technology companies.

Board Composition

Our board of directors is currently composed of nine members. Our certificate of incorporation and bylaws to be effective upon the closing of this offering provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Upon completion of this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class of directors whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during 2016 for the Class I directors, 2017 for the Class II directors and 2018 for the Class III directors.

•	Our Class I directors will be .

•	Our Class II directors will be .

•	Our Class III directors will be .

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. See the section of this prospectus captioned “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Provisions of Our Certificate of Incorporation and Bylaws” for a discussion of other anti-takeover provisions found in our certificate of incorporation and bylaws to be effective upon the closing of this offering.

Director Independence

Under the rules of The NASDAQ Stock Market, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of its offering. In addition, the rules of The NASDAQ Stock Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Under the rules of The NASDAQ Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

On                     , our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, our board of directors has determined that, none of the members of the board of directors, except for Messrs. Lockard and Monie, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of The NASDAQ Stock Market. Our board of directors also determined that                     , who comprise our audit committee,                     , who comprise our compensation committee, and                     , who comprise our corporate governance and nominating committee, satisfy the independence standards for those committees established by applicable SEC rules and the rules of The NASDAQ Stock Market. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Leadership Structure and Role of the Board in Risk Oversight

The positions of chairman of the board and chief executive officer are presently separated and have historically been separated at TPI. Separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort, and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our Chairman, particularly as the board of directors’ oversight responsibilities continue to grow. Our board of directors also believes that this structure ensures a greater role for the independent directors in the oversight of our company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our board of directors. This leadership structure also is preferred by a significant number of our stockholders. Our board of directors believes its administration of its risk oversight function has not affected its leadership structure.

While our bylaws and corporate governance guidelines do not require that our Chairman and Chief Executive Officer positions be separate, our board of directors believes that having separate positions and having an independent outside director serve as chairman is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Our board of directors has appointed                      to serve as our lead independent director. As lead independent director,                      will preside over periodic meetings of our independent directors, serve as a liaison between our chairman of the board of directors and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee is responsible for reviewing and discussing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies with respect to risk assessment and risk management. Our audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our external audit function. Our corporate governance and nominating committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee reviews and discusses the risks arising from our compensation philosophy and practices applicable to all employees that are reasonably likely to have a materially adverse effect on us.

Board Committees

Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee, each of which has the composition and responsibilities described below. The audit committee, compensation committee and corporate governance and nominating committee all operate under charters approved by our board of directors, which will be available on our website upon the closing of this offering.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process and assists the board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit committee will also:

•	oversee the work of our independent registered public accounting firm;

•	approve the hiring, discharging and compensation of our independent registered public accounting firm;

•	approve engagements of the independent registered public accounting firm to render any audit or permissible non-audit services;

•	review the qualifications and independence of the independent registered public accounting firm;

•	monitor the rotation of partners of the independent registered public accounting firm on our engagement team as required by law;

•	review our consolidated financial statements and review our critical accounting policies and estimates;

•	review the adequacy and effectiveness of our internal controls; and

•	review and discuss with management and the independent registered public accounting firm the results of our annual audit and our interim consolidated financial statements.

The members of our audit committee are                     .                     is our audit committee chairman. Our board of directors has concluded that the composition of our audit committee meets the requirements for independence under, and the functioning of our audit committee complies with, the current requirements of and SEC rules and regulations, and is an audit committee financial expert as defined under SEC rules and regulations.

Compensation Committee

Our compensation committee oversees our corporate compensation programs. The compensation committee also:

•	reviews and approves corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers;

•	evaluates the performance of our executive officers in light of established goals and objectives;

•	reviews and recommends compensation for our executive officers based on its evaluations;

•	reviews and recommends compensation for our directors; and

•	administers the issuance of stock options and other equity awards under our equity incentive plans.

The members of our compensation committee are                     and                     .                     is the chairman of our compensation committee. Our board of directors has determined that each of              and              is “independent” for compensation committee purposes as that term is defined under the applicable rules, and before the expiration of the phase-in period applicable to initial public offerings under the applicable rules, all members of our compensation committee will be “independent” for compensation committee purposes.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee oversees and assists our board of directors in reviewing and recommending corporate governance policies and nominees for election to our board of directors. The corporate governance and nominating committee will also:

•	evaluate and make recommendations regarding the organization and governance of the board of directors and its committees;

•	assess the performance of members of the board of directors and make recommendations regarding committee and chair assignments;

•	review and make recommendations with regard to our corporate succession plans for our chief executive officer and other executive officers;

•	recommend desired qualifications for board of directors membership and conduct searches for potential members of the board of directors; and

•	review and make recommendations with regard to our corporate governance guidelines.

The members of our corporate governance and nominating committee are              and             .             is the chairman of our corporate governance and nominating committee. Our board of directors has determined that each member of our corporate governance and nominating committee is independent under the applicable rules of                     .

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2014 and throughout 2013, our compensation committee was comprised of Messrs. Philip Deutch, Daniel Weiss, Michael DeRosa and Paul Giovacchini. None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

In March 2012, we sold an aggregate of 240 shares of our Senior Redeemable preferred stock at a purchase price of $25,000 per share. As part of this offering, we sold an aggregate of 6 shares of our Senior Redeemable preferred stock for an aggregate purchase price of $0.15 million to an entity affiliated with Energy Technology Partners, L.L.C., of which Mr. Deutch is the manager. We also sold an aggregate of 60 shares of our Senior Redeemable preferred stock for an aggregate purchase price of $1.5 million to an entity affiliated with Angeleno Group, of which Mr. Weiss is a co-founder and managing partner. We also sold an aggregate of 174 shares of our Senior Redeemable preferred stock for an aggregate purchase price of $4.35 million to entities affiliated with Element Partners, of which Mr. DeRosa is a managing director.

In May 2014, we sold an aggregate of 120 shares of our Super Senior Redeemable preferred stock at a purchase price of $25,000 per share. As part of this offering, we sold an aggregate of 10 shares of our Super Senior Redeemable preferred stock for an aggregate purchase price of $0.25 million to an entity affiliated with Angeleno Group, of which Mr. Weiss is a co-founder and managing partner. We also sold an aggregate of 110 shares of our Super Senior Redeemable preferred stock for an aggregate purchase price of $2.75 million to entities affiliated with Element Partners, of which Mr. DeRosa is a managing director.

In June 2014, we sold an aggregate of 160 shares of our Super Senior Redeemable preferred stock at a purchase price of $25,000 per share. As part of this offering, we also sold an aggregate of 75 shares of our Super Senior Redeemable preferred stock for an aggregate purchase price of $1.875 million to an entity affiliated with Angeleno Group, of which Mr. Weiss is a co-founder and managing partner. We also sold an aggregate of 75 shares of our Super Senior Redeemable preferred stock for an aggregate purchase price of $1.875 million to entities affiliated with Element Partners, of which Mr. DeRosa is a managing director.

For more information regarding sales of our preferred stock, see “Certain Relationships and Related Party Transactions—Private Placements of Securities.”

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors including our chief executive officer and senior financial officers, which will be available on our website upon the closing of this offering.

Director Compensation

Based on the recommendations of our compensation committee, we have adopted a non-employee director compensation policy to provide compensation that enables us to attract and retain high caliber directors who are not our employees or officers and who are not affiliated with holders of our preferred stock. Because directors that are affiliated with our investors have historically declined to receive board meeting compensation, our non-employee director compensation policy does not apply to these individuals. Under the non-employee director compensation policy, unaffiliated non-employee directors are entitled to cash compensation which consists of a quarterly retainer of $13,750.

We also reimburse all non-employee directors for their reasonable out-of-pocket expenses incurred in attending meetings of our board of directors or any committees thereof.

We do not pay any compensation to any employee directors for serving on our board of directors. Accordingly, Messrs. Lockard and Monie did not receive additional compensation for their services as members of our board of directors. See the section titled “Executive Compensation—Summary Compensation Table” below for additional information regarding the compensation paid to Messrs. Lockard and Monie for the year ended December 31, 2014.

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2014.

Non-Employee Director Compensation Table

Name(2)	Fees Earned or Paid in Cash(1)	Total(3)
Stephen Bransfield	$55,000	$55,000
Michael L. DeRosa	—	—
Philip J. Deutch	—	—
Paul G. Giovacchini	—	—
Jack A. Henry	$55,000	$55,000
Scott N. Humber	—	—
Daniel G. Weiss	—	—

(1)	Represents the total retainer earned by the respective director in the year ended December 31, 2014. Messrs. DeRosa, Deutch, Giovacchini, Humber and Weiss did not receive retainers because they were affiliated with our investors.

(2)	As of December 31, 2014, Messrs. Bransfield and Henry each held an option to purchase 17 shares of our common stock and Messrs. DeRosa, Deutch, Giovacchini, Humber and Weiss each had no options outstanding.

(3)	None of our non-employee directors were granted any equity awards during the year ended December 31, 2014.

Upon the effective date of our initial public offering, we intend to implement a new compensation program for our non-employee directors. Under this program, all non-employee directors will receive an annual cash fee of $50,000. The Chairperson of the Board will receive an additional fee of $25,000 and our lead director (if the lead director is not the Chairperson of the Board) will receive an additional fee of $15,000. In addition, each member of the Company’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee will receive an additional annual cash fee of $10,000, $7,500 and $5,000, respectively. The chairperson of each such committee will receive an additional annual cash fee of $15,000, $12,500 and $10,000, respectively.

In addition, upon initial appointment to the Board, each non-employee director will receive a restricted stock unit award with a grant date fair value of approximately $200,000, which award will vest in three equal installments on the first, second and third yearly anniversary of the grant date, subject to the director continuing to be a service provider to us through each applicable vesting date. Each non-employee director will receive an annual restricted stock unit award with a grant date fair value of approximately $60,000, which award will vest in full on the first anniversary of the grant date, subject to the director continuing to be a service provider to us through the vesting date.

EXECUTIVE COMPENSATION

Executive Compensation Overview

Historically, our executive compensation program has reflected our growth and development-oriented corporate culture. To date, the compensation of our executive officers has consisted of a combination of base salary and annual performance-based cash compensation. As we transition from a private company to a publicly-traded company, we have engaged the services of an independent executive compensation consulting firm to review our current compensation plans and procedures and to provide additional information about comparative compensation offered by peer companies, market survey information and information about trends in executive compensation. At a minimum, we expect to review executive compensation annually with periodic input from a compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure that our executive compensation program remains competitive. We will also review whether we are meeting our employee retention objectives.

Summary Compensation Table

The following table presents information regarding the compensation earned by or paid to our chief executive officer and the two most highly compensated executive officers other than our chief executive officer, or our named executive officers, during the year ended December 31, 2014.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)		Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)(3)
Steven C. Lockard	2014	348,774	(4)	244,142	2,861	595,777
President and Chief Executive Officer

Wayne G. Monie	2014	293,272	(5)	102,645	6,063	401,980
Chief Operating Officer

Jun Ji	2014	281,426	(6)	227,977	127,604	637,007
Senior Vice President, Asian Operations

(1)	Amount represents the actual bonus compensation payable for the year ended December 31, 2014 pursuant to each named executive officer’s achievement of certain performance metrics. Mr. Lockard and Mr. Monie were each awarded 70% of his target bonus and Mr. Ji was awarded 86% of his target bonus.

(2)	Represents for Mr. Lockard, a company matching contribution under our 401(k) plan equal to $2,550 and group term life insurance equal to $311. Represents for Mr. Ji, a housing allowance equal to 562,032 RMB ($91,473) and an automobile allowance equal to 222,000 RMB ($36,131). Represents for Mr. Monie, a company matching contribution under our 401(k) plan equal to $5,752 and group term life insurance equal to $311. For Mr. Ji, the exchange rate used is $0.16275 per 1 RMB, which represents the average monthly conversion rate between USD and RMB for the year ended December 31, 2014.

(3)	None of our named executive officers were granted any equity awards during the year ended December 31, 2014.

(4)	Mr. Lockard’s annual salary was increased from $334,376 to $345,000 effective April 1, 2014.

(5)	Mr. Monie’s annual salary was increased from $281,436 to $290,000 effective April 1, 2014.

(6)	Mr. Ji’s monthly salary was increased from 125,500 RMB ($20,425) to 136,350 RMB ($22,191) effective April 1, 2014. As is customary in China, Mr. Ji is eligible for 13 months of base salary per fiscal year. The exchange rate used is $0.16275 per 1 RMB, which represents the average monthly conversion rate between USD and RMB for the year ended December 31, 2014.

Perquisites, Health, Welfare and Retirement Plans and Benefits

Health and Welfare Benefits

Our named executive officers are eligible to participate in all of our employee benefit plans, including our medical, dental, life and disability insurance plans, in each case on the same basis as other employees of the same status.

401(k) Plan

We maintain a tax-qualified retirement plan that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. The 401(k) plan allows for matching contributions to be made by us. Currently, we match up to 25% of the first 8% of deferred compensation. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Perquisites and Personal Benefits

We generally do not provide perquisites or personal benefits to our employees. We provide Mr. Ji with a monthly housing and automobile allowance; however, we do not provide any other perquisites or other personal benefits to our named executive officers.

Employment Agreements

We have employment agreements or offer letters with our executive officers. We intend to replace these existing employment agreements and offer letters with new executive officer employment agreements in connection with this offering. These new executive officer employment agreements will set forth the terms and conditions of employment of each such executive officer, including base salary, target annual bonus opportunity and standard benefit plan participation. These agreements will also contain provisions that provide for certain payments and benefits in the event of a termination of employment under certain circumstances. Set forth below are descriptions of the current employment agreements with our named executive officers. We intend that these agreements (and the description of the terms thereof in this prospectus) will be replaced with our new executive officer employment agreements (and descriptions thereof) prior to the consummation of this offering.

Messrs. Lockard and Monie

On September 30, 2004, we entered into employment agreements with each of Mr. Lockard, our President and Chief Executive Officer, and Mr. Monie, our Chief Operating Officer. The employment agreements, as amended on December 24, 2010 for Mr. Lockard and on December 28, 2010 for Mr. Monie, set forth the terms and conditions of each executive’s employment, and provided for an initial term of three years with automatic one-year renewals unless terminated earlier by us or the applicable executive. Each of these agreements automatically terminates upon a change of control. In addition, the agreements set forth each executive’s initial base salary and pursuant to the agreements, each executive is eligible to earn an annual target bonus equal to 100% of his base salary for Mr. Lockard and 50% of his base salary for Mr. Monie, based on their achievement of performance metrics established by our board of directors upon consultation with the executives.

In the event that Mr. Lockard or Mr. Monie is terminated by us without cause (as defined in his applicable agreement), subject to the executive’s execution of an irrevocable release and compliance with restrictive covenants, each executive will be entitled to receive the following: (i) continuation of his then-current annual base salary for 12 months (the “Benefits Continuation Period”) and (ii) Company-subsidized health benefits continuation for the Benefits Continuation Period; provided, that if such executive continues to receive cash compensation from us following such termination in any other capacity, or commences employment or self-employment during the Benefits Continuation Period, such continuation of health benefits will immediately terminate as of the date of such employment or self-employment and such salary continuation will be reduced by the amount of any payments made to the executive in connection with such employment or self-employment. In the event that Mr. Lockard’s or Mr. Monie’s employment with us is terminated due to disability, subject to the executive’s compliance with restrictive covenants, each executive will be entitled to receive continuation of his then-current annual base salary, less any disability pay or sick pay benefits, for a period of time equal to the lesser of (A) six months or (B) the remainder of the executive’s applicable term.

Pursuant to the agreements, each executive is subject to a perpetual confidentiality covenant as well as post-termination noncompetition and non-solicitation of employees, customers or suppliers covenants for five years. The post-termination noncompetition covenant is for three years in the case of a termination of employment by us without cause.

For purposes of the agreements, “cause” is generally defined as (1) the executive indictment for a crime which constitutes a felony or a plea of guilty or nolo contendere; (2) the commission by the executive of any dishonest or wrongful act or the gross negligence of the executive involving fraud, misrepresentation or act of moral turpitude causing damage or potential damage to us or any of our clients, or any act or omission by the executive that is materially injurious to our business or reputation; (3) any act or omission which constitutes a material breach of the agreement or the failure or the willful refusal of the executive to perform any of his duties after a 10-day opportunity to cure; (4) any violation of the executive’s restrictive covenants; or (5) a reasonable determination by a licensed medical professional selected by us that the executive is dependent upon a controlled substance.

Mr. Ji

On May 3, 2013, we entered into a letter agreement with Mr. Ji, which, effective retroactive to April 1, 2013, increased his monthly base salary to 125,500 RMB and annual target bonus to 30% of his total annual compensation (which includes base salary, housing allowance and 13th month base salary). We subsequently entered into another letter agreement with Mr. Ji on September 8, 2014 which, effective retroactive to April 1, 2014, increased his monthly base salary to 136,350 RMB and provided Mr. Ji with an opportunity to earn four additional bonus payments, each with a target equal to 10% of total compensation, based on the achievement of certain performance goals.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding outstanding equity awards held by our named executive officers at December 31, 2014:

Name	Option Awards(1)
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiation Date
Jun Ji(2)	27	—	3,057	9/8/2019

(1)	Messrs. Lockard and Monie did not have any equity awards outstanding as of December 31, 2014.

(2)	Mr. Ji’s option was granted under our 2008 Stock Option and Grant Plan (as defined below). The option is fully vested and exercisable.

Equity Incentive Plans

2015 Stock Option and Incentive Plan

Our 2015 Stock Option and Incentive Plan (the “2015 Plan”), was adopted by our board of directors and approved by our stockholders in May 2015. The 2015 Plan replaced the 2008 Plan (as defined below), as our board of directors has determined not to make additional awards under that plan following the consummation of our initial public offering. The 2015 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, directors and consultants.

We have initially reserved 17,547.31 shares of our common stock for the issuance of awards under the 2015 Plan, plus the 2,869.31 shares of common stock remaining available for issuance under our 2008 Plan. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2016, by 4% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2015 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2015 Plan and the 2008 Plan will be added back to the shares of common stock available for issuance under the 2015 Plan.

Stock options and stock appreciation rights with respect to no more than 5,000 shares of common stock may be granted to any one individual in any one calendar year and the maximum “performance-based award” payable to any one “covered employee” during a performance cycle under the 2015 Plan is 5,000 shares of stock or $10,000,000 in the case of cash-based performance awards. The maximum number of shares that may be issued as incentive stock options may not exceed 17,547.31 cumulatively increased on January 1, 2016 and on each January 1 thereafter by the lesser of the annual increase for such year or 10,000 shares.

The 2015 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. Persons eligible to participate in the 2015 Plan will be those full or part-time officers, employees, non-employee directors and consultants as selected from time to time by our compensation committee in its discretion.

The 2015 Plan permits the granting of both (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. In the event of an incentive stock option that is granted to an employee who owns or is deemed to own more than 10% of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation, or a 10% owner, the option exercise price of such option may not be less than 110% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant (five years in the case of an incentive stock option held by a 10% owner). Our compensation committee will determine at what time or times each option may be exercised. To the extent required for incentive stock option treatment under Section 422 of the Code, the aggregate fair market value (determined as of the time of grant) of the shares of stock with respect to which incentive stock options become exercisable for the first time by an optionee during any calendar year must not exceed $100,000. To the extent that any stock option exceeds this limit, it will constitute a nonqualified stock option.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of fair market value of the common stock on the date of grant. The term of a stock appreciation right may not exceed ten years.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2015 Plan. Unrestricted common stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants that entitle the recipient to receive awards of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Our compensation committee may grant cash bonuses under the 2015 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance shares or cash-based awards under the 2015 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Such awards will only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include: total stockholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of stock, sales or market shares and number of customers, and manufacturing plant metrics commonly used by senior management of the Company to monitor the performance of its manufacturing plants such as number of sets produced, cycle times, reportable safety incidents, material cost out activities, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to the results of a peer group.

The 2015 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2015 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2015 Plan. To the extent that awards granted under the 2015 Plan are not assumed or continued or substituted by the successor entity, all outstanding awards granted under the 2015 Plan shall terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of the 2015 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Our board of directors may amend or discontinue the 2015 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2015 Plan require the approval of our stockholders.

No awards may be granted under the 2015 Plan after the date that is ten years from the date of stockholder approval of the 2015 Plan. No awards under the 2015 Plan have been made prior to the date hereof.

2008 Stock Option and Grant Plan

Our 2008 Stock Option and Grant Plan (the “2008 Plan”) was approved on April 21, 2008. An aggregate of 2,968.4925 shares of common stock were authorized for issuance under the 2008 Plan. As of December 31, 2014, stock options to purchase an aggregate of 99.1825 shares of our common stock were outstanding under the 2008 Plan and 2,869.31 shares of our common stock remained available for future grant under the terms of the 2008 Plan immediately prior to the Company’s adoption of the 2015 Plan. In the event that any outstanding awards under the 2008 Plan are cancelled, forfeited, withheld upon exercise or settlement to satisfy tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of stock or otherwise terminated without being exercised, the number of shares underlying such award becomes available for grant under the 2008 Plan. Options granted under this plan generally expire 10 years after the date of grant. Our board of directors has determined not to grant any further awards under the 2008 Plan after the Company’s adoption of the 2015 Plan. Following the Company’s adoption of the 2015 Plan, we expect to make future awards under the 2015 Plan.

Our employees, officers, directors, and consultants or those of our subsidiaries were eligible to participate in the 2008 Plan. However, only employees, including officers were granted “incentive stock options.”

Our compensation committee administered the 2008 Plan. The compensation committee had the ability to select award recipients, determine the size, types and terms of awards, interpret the plan and prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 2008 Plan.

Options granted under the 2008 Plan were either “incentive stock options,” which are intended to qualify for certain U.S. federal income tax benefits under Section 422 of the Code, or “non-qualified stock options.” The per share exercise price of the incentive stock options awarded under the 2008 Plan must be at least equal to the fair market value of a share of our common stock on the date of grant. The holder of an option granted under the 2008 Plan will be entitled to purchase a number of shares of our common stock at a specified exercise price during a specified time period, as determined by our compensation committee. Options granted under the 2008 Plan may become exercisable based on the recipient’s continued employment or service or the achievement of performance or other goals and objectives. Options may be exercised only to the extent that they have vested. The exercise price for an option may be paid in cash, in shares of our common stock valued at fair market value on the exercise date, by delivery of a full-recourse, interest-bearing promissory note, or by such other method as the compensation committee may establish.

No shares of restricted common stock or other awards have been granted or are outstanding under the 2008 Plan.

In the event of certain corporate transactions, such as a merger or consolidation in which we are not the surviving entity or a sale of all or substantially all of our assets, the 2008 Plan provides that it and each outstanding option shall terminate on the effective date of such transaction unless the parties to the transaction agree that each outstanding option will be assumed or substituted with a comparable option by our successor company or its parent. In the event that the 2008 Plan and outstanding awards terminate in connection with a transaction, the compensation committee, in its discretion, may provide each recipient with a cash payment with a fair market value equal to the amount that would have been received upon the exercise of the option had the option been exercised immediately prior to such transaction. Awards may provide for the acceleration of the exercise schedule or vesting schedule in the event of the involuntary dismissal of a recipient within a specified period of time following a change in control. Our award agreements for our executives under the 2008 Plan generally provide for 50% accelerated vesting of any unvested shares if (i) such equity awards are not assumed, or otherwise substituted, in connection with a change of control, or (ii) if assumed or substituted in connection with a change of control, such executive’s employment is terminated without cause or for good reason within 12 months of such change in control.

Options granted under the 2008 Plan generally may be transferred only by will or by the laws of descent and distribution.

The 2008 Plan was replaced in May 2015 following the Company’s adoption of the 2015 Plan. The 2008 Plan will continue to govern outstanding awards granted thereunder.

Indemnification of Officers and Directors

We have agreed to indemnify our directors and officers in certain circumstances. See “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors”.

Compensation Risk Assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation agreements, the supply agreements described in the “Business—GE Wind” section of this prospectus, other arrangements which are described in the “Executive Compensation” section of this prospectus and the transactions described below, since January 2012, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

We believe that we have executed all of the transactions set forth below and as described in the “Business—GE Wind” section on terms no less favorable to us than we could have obtained from unaffiliated third parties. All of the transactions set forth below and as described in the “Business—GE Wind” section were approved or ratified by a majority of our board of directors. We plan to adopt an updated written policy, effective upon the completion of this offering, that requires all future transactions between us and any related persons (as defined in Item 404 of Regulation S-K) or their affiliates, in which the amount involved is equal to or greater than $120,000, be approved in advance by our audit committee. Any request for such a transaction must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee may consider, among other factors it deems appropriate, the facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, the extent of the related party’s interest in the transaction, and whether the transaction is on terms no less favorable to us than terms we could have generally obtained from an unaffiliated third party under the same or similar circumstances.

Private Placements of Securities

Bridge Financings

In February 2014, we issued an aggregate of $5.0 million of bridge notes and related warrants to purchase shares of the Company’s capital stock. All of the bridge notes were repaid in August 2014. The warrants are exercisable for 40.01 shares of the Company’s Series B preferred stock at an exercise price of $8,748.81 per share, which we refer to as our Series B Warrants herein. Upon the consummation of this offering, the Series B Warrants will be exercisable for 142.56 shares of Common Stock. The table below sets forth the number of bridge warrant shares sold in connection with this financing to our directors, executive officers or owners of more than 5% of a class of our capital stock, or an affiliate or immediate family member thereof:

Purchaser(1)	Number of Common Stock shares underlying Series B Warrants
Angeleno Investors II, LP(2)	7.13
Element Partners(3)	135.43

(1)	See “Principal Stockholders” for more detail on shares held by these purchasers.

(2)	Daniel G. Weiss, who is one of our directors, is a co-founder and managing partner of Angeleno Group.

(3)	Element Partners II GP, LP is the general partner of Element Partners II, L.P. and Element Partners II Intrafund, L.P. Michael L. DeRosa, who is one of our directors, is a managing director of Element Partners.

In December 2014, we issued an aggregate of $10.0 million of December Bridge Notes and related warrants to purchase shares of the Company’s capital stock. All of the December Bridge Notes will be repaid upon the consummation of this offering. The aggregate warrant coverage amount is $1.5 million and the warrants are exercisable for the Company’s common stock at an exercise price that will be the lesser of $8,748.81 per share or 85% of initial public offering price per share, which we refer to as our Common Warrants herein. The table below sets forth the number of bridge warrant shares sold in connection with this financing to our directors, executive officers or owners of more than 5% of a class of our capital stock, or an affiliate or immediate family member thereof:

Purchaser(1)	Number of Common Stock shares upon exercise of Common Warrants
Angeleno Investors II, LP(2)	17.15
Element Partners II Intrafund, L.P.(3)	1.15
Element Partners II, L.P.(3)	76.00
Landmark IAM Growth Capital, L.P.(4)	24.89
Landmark Growth Capital Partners L.P.(4)	52.26

(1)	See “Principal Stockholders” for more detail on shares held by these purchasers.

(2)	Daniel G. Weiss, who is one of our directors, is a co-founder and managing partner of Angeleno Group.

(3)	Element Partners II GP, LP is the general partner of Element Partners II, L.P. and Element Partners II Intrafund, L.P. Michael L. DeRosa, who is one of our directors, is a managing director of Element Partners.

(4)	Landmark Partners includes Landmark Growth Capital Partners, L.P. and Landmark IAM Growth Capital, L.P. Each of Scott Humber and Paul Giovacchini, both of whom are directors and vice presidents of affiliates of Landmark Partners.

Issuances of Preferred Stock and Warrants

Since January 2012, we have engaged in transactions regarding sales of our preferred stock to certain of our stockholders that beneficially own at least 5% of our voting securities and are affiliated with certain of our directors. In March 2012, we sold an aggregate of 240 shares of our Senior Redeemable preferred stock at a purchase price of $25,000 per share. In May 2014, we sold an aggregate of 120 shares of our Super Senior Redeemable preferred stock at a purchase price of $25,000 per share. In June 2014, we sold an aggregate of 160 shares of our Super Senior Redeemable preferred stock at a purchase price of $25,000 per share. In connection with such sales of Super Senior Redeemable preferred stock, we issued warrants to purchase an aggregate of 48.007 shares of our Series B preferred stock at a price per share of $8,748.81, which we refer to as our Super Warrants herein. Upon the consummation of this offering, the Super Warrants will be exercisable for 171.08 shares of Common Stock.

The following table summarizes the shares of our preferred stock purchased in these transactions by our 5% stockholders and entities affiliated with our directors.

Purchaser(1)	Senior Redeemable Preferred Stock	Super Senior Redeemable Preferred Stock	Total Common Stock Equivalents	Aggregate Consideration Paid	Number of Common Stock shares underlying Super Warrants
NGP Energy Technology Partners, L.P.(2)	6.00	—	79.33	$150,000	—
Angeleno Investors II, LP(3)	60.00	85	1,917.06	$3,625,000	51.93
GE Ventures Limited	—	10	132.21	$250,000	6.11
Element Partners II Intrafund, L.P.(4)	2.61	2.77	71.13	$134,500	1.69
Element Partners II, L.P.(4)	171.39	182.23	4,675.25	$8,840,500	111.35

(1)	See “Principal Stockholders” for more detail on shares held by these purchasers.

(2)	NGP ETP, L.L.C. is the general partner of NGP Energy Technology Partners, L.P. Energy Technology Partners, L.L.C. is the manager of NGP ETP, L.L.C. Philip J. Deutch, who is one of our directors, is the manager of Energy Technology Partners, L.L.C.

(3)	Daniel G. Weiss, who is one of our directors, is a co-founder and managing partner of Angeleno Group.

(4)	Element Partners II GP, LP is the general partner of Element Partners II, L.P. and Element Partners II Intrafund, L.P. Michael L. DeRosa, who is one of our directors, is a managing director of Element Partners.

Employment Agreements

We currently have employment agreements or offer letters with our Executive Officers. For more information regarding these agreements, see “Executive Compensation” and see the respective employment agreements which are attached as exhibits to the registration statement of which this prospectus is a part.

Limitation of Liability and Indemnification of Officers and Directors

Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers or affiliated entities, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors. In our indemnification agreements with these non-employee directors, we have agreed that our indemnification obligations will be primary to any such other indemnification arrangements.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the closing of this offering, the audit committee of our board of directors will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $ and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter will provide that the audit committee shall review and approve or disapprove any related party transactions.

All of the transactions described above were entered into prior to the adoption of this policy. Accordingly, each was approved by disinterested members of our board of directors after making a determination that the transaction was executed on terms no less favorable than those that could have been obtained from an unrelated third party.

PRINCIPAL STOCKHOLDERS

The following table provides information concerning beneficial ownership of our capital stock as of December 31, 2014, and as adjusted to reflect the sale of shares of common stock in this offering, by:

•	each stockholder, or group of affiliated stockholders, that owns more than 5% of our outstanding capital stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

The following table lists the number of shares and percentage of shares beneficially owned based on 70,413 shares of common stock outstanding as of December 31, 2014 and             shares of common stock outstanding upon the completion of this offering, which each include the conversion of all outstanding shares of preferred stock into an aggregate of 58,639 shares of common stock.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options or other awards that are currently exercisable or exercisable within 60 days of December 31, 2014 are deemed outstanding and beneficially owned by the person holding those options or other awards for purposes of computing the number of shares and percentage of shares beneficially owned by that person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Unless otherwise indicated in the footnotes, the principal address of each of the stockholders below is c/o TPI Composites, Inc., 8501 North Scottsdale Road, Gainey Center II, Suite 280, Scottsdale, Arizona 85253.

Name	Shares Beneficially Owned
		Percent
	Number	Before Offering	After Offering
5% Stockholders
Landmark Partners(1)	14,947	21.2%		%
NGP Energy Technology Partners, L.P.(2)	10,554	15.0%
Angeleno Investors II, L.P.(3)	13,238	18.8%
GE Ventures Limited	7,901	11.2%
Element Partners(4)	23,053	32.7%

Directors and Named Executive Officers
Steven C. Lockard(5)	744	1.1%
Wayne G. Monie(6)	266	*
Jun Ji(7)	27	*
Stephen Bransfield(8)	17	*
Michael L. DeRosa(9)	23,053	32.7%
Philip J. Deutch(10)	10,554	15.0%
Paul G. Giovacchini(11)	—	*
Jack A. Henry(12)	17	*
Scott N. Humber(13)	14,947	21.2%
Daniel G. Weiss(14)	13,238	18.8%

All current directors and executive officers as a group(15) (12 persons)	62,863	88.8%

*	Less than 1%.

(1)	Consists of 10,127 shares held by Landmark Growth Capital Partners, L.P. and 4,820 shares held by Landmark IAM Growth Capital, L.P. Scott N. Humber is vice president of Landmark Equity Advisors, LLC and may be deemed to share voting and investment power with respect to all shares held by Landmark Partners. The address for Landmark Partners is 10 Mill Pond Lane, Simsbury, Connecticut 06070.

(2)	Consists of 10,554 shares held by NGP Energy Technology Partners, L.P. NGP ETP, L.L.C. is the general partner of NGP Energy Technology Partners, L.P. Energy Technology Partners, L.L.C. is the manager of NGP ETP, L.L.C. Philip J. Deutch, who is one of our directors, is the manager of Energy Technology Partners, L.L.C. and may be deemed to share voting and investment power with respect to all shares held by NGP Energy Technology Partners, L.P. The address for NGP Energy Technology Partners, L.P. is 1700 K Street NW, Suite 750, Washington, District of Columbia 20006.

(3)	Consists of 13,238 shares held by Angeleno Investors II, L.P. Daniel G. Weiss, who is one of our directors, is a co-founder and managing partner of Angeleno Group and may be deemed to share voting and investment power with respect to all shares held by Angeleno Investors II, L.P. All 13,238 shares are subject to shared voting and disposal power. The address for Angeleno Investors II, L.P. is 2029 Century Park East, Suite 2980, Los Angeles, California 90067.

(4)	Consists of 22,395 shares held by Element Partners II, L.P. and 658 shares held by Element Partners II Intrafund, L.P. Michael L. DeRosa is a managing director of Element Partners and may be deemed to share voting and investment power with respect to all shares held by Element Partners. The address for Element Partners is Three Radnor Corp. Ctr., Suite 410, Radnor, Pennsylvania 19087.

(5)	Consists of 744 shares of common stock.

(6)	Consists of 266 shares of common stock.

(7)	Consists of options to purchase 27 shares of common stock, all of which are fully vested and exercisable as of December 31, 2014.

(8)	Consists of options to purchase 17 shares of common stock, all of which are fully vested and exercisable as of December 31, 2014.

(9)	Consists of 23,053 shares held by Element Partners. Michael L. DeRosa is a managing director of Element Partners and may be deemed to share voting and investment power with respect to all shares held by Element Partners. The address for Element Partners is Three Radnor Corp. Ctr., Suite 410, Radnor, Pennsylvania 19087.

(10)	Consists of 10,554 shares held by NGP Energy Technology Partners, L.P. NGP ETP, L.L.C. is the general partner of NGP Energy Technology Partners, L.P. Energy Technology Partners, L.L.C. is the manager of NGP ETP, L.L.C. Philip J. Deutch, who is one of our directors, is the manager of Energy Technology Partners, L.L.C. and may be deemed to share voting and investment power with respect to all shares held by NGP Energy Technology Partners, L.P. The address for NGP Energy Technology Partners, L.P. is 1700 K Street NW, Suite 750, Washington, District of Columbia 20006.

(11)	Consists of 10,127 shares held by Landmark Growth Capital Partners, L.P. and 4,820 shares held by Landmark IAM Growth Capital, L.P. Paul G. Giovacchini is vice president of Landmark Equity Advisors, LLC and may be deemed to share voting and investment power with respect to all shares held by Landmark Partners. The address for Landmark Partners is 10 Mill Pond Lane, Simsbury, Connecticut 06070.

(12)	Consists of options to purchase 17 shares of common stock, all of which are fully vested and exercisable as of December 31, 2014.

(13)	Consists of 10,127 shares held by Landmark Growth Capital Partners, L.P. and 4,820 shares held by Landmark IAM Growth Capital, L.P. Scott N. Humber is vice president of Landmark Equity Advisors, LLC and may be deemed to share voting and investment power with respect to all shares held by Landmark Partners. The address for Landmark Partners is 10 Mill Pond Lane, Simsbury, Connecticut 06070.

(14)	Consists of 13,238 shares held by Angeleno Investors II, L.P. Daniel G. Weiss is a co-founder and managing partner of Angeleno Group and may be deemed to share voting and investment power with respect to all shares held by Angeleno Investors II, L.P. All 13,238 shares are subject to shared voting and disposal power. The address for Angeleno Investors II, L.P. is 2029 Century Park East, Suite 2980, Los Angeles, California 90067.

(15)	Consists of (i) 62,802 shares of common stock held by our current directors and executive officers and (ii) 61 shares issuable pursuant to outstanding stock options which are exercisable within 60 days of December 31, 2014.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the closing of this offering. We have adopted an amended and restated certificate of incorporation and amended and restated bylaws, each of which will be effective upon the closing of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the closing of this offering, our authorized capital stock will consist of         shares of common stock, $0.01 par value per share, and         shares of undesignated preferred stock, $0.01 par value per share.

Assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, which will occur upon the closing of this offering, as of March 31, 2015, there were 70,413 shares of our common stock outstanding, held by 16 stockholders of record, and no shares of our convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of The NASDAQ Stock Market to issue additional shares of our capital stock.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the prior distribution rights of preferred stock then outstanding. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Upon the closing of this offering, all currently outstanding shares of preferred stock will convert into shares of our common stock, and there will be no shares of preferred stock outstanding.

Though we currently have no plans to issue any shares of preferred stock, upon the closing of this offering and the filing of our certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to designate and issue up to          shares of preferred stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of preferred stock, any or all of which may be greater than or senior to those granted to the holders of common stock. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until such time as our board of directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

•	diluting the voting power of the holders of common stock;

•	reducing the likelihood that holders of common stock will receive dividend payments;

•	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and

•	delaying, deterring or preventing a change-in-control or other corporate takeover.

Warrants and Stock Options

As of March 31, 2015, we had outstanding warrants to purchase 248.03 shares of our Series B preferred stock, with a weighted average exercise price of $8,748.81 per share, and warrants to purchase 171.45 shares of our common stock, with a weighted average exercise price of $8,748.81 per share. Other than the Common Warrants, these warrants will terminate in connection with the completion of this offering, if not automatically exercised by the holders thereof prior to the completion of this offering. The Common Warrants are exercisable at any time until the earlier of (i) December 29, 2022, (ii) two (2) years following the effective date of this initial public offering, or (iii) the date of a merger event, as defined therein.

In addition, as of March 31, 2015, we had outstanding options to purchase 99.1825 shares of our common stock under our 2008 Plan.

Registration Rights

Investor Rights Agreement

We entered into a Third Amended and Restated Investor Rights Agreement, dated as of June 17, 2010, with certain of our preferred stockholders, as amended on June 30, 2014. Under our investor rights agreement, the parties have certain “demand” registration rights, “piggyback” registration rights (meaning holders may request that their shares be covered by a registration statement that we are otherwise filing) and S-3 registration rights. All of these registration rights are subject to certain conditions and limitations, including those relating to offerings of our securities, including this offering. Our obligations pursuant to the investor rights agreement terminate on the earlier of (1) ten years after the closing of this offering or (2) with respect to any holder of securities subject to registration under the terms of the investor rights agreement, at such time as all registrable securities of the holder may be sold pursuant to Rule 144 promulgated under the Securities Act of 1933, but in no event prior to the third anniversary of the closing of this offering.

Demand registration rights. At any time which is six months after this initial public offering of shares of our common stock, subject to certain exceptions, the holders of (a) not less than thirty percent (30%) of the shares of common stock issued or issuable upon conversion of the Series A Preferred Stock (other than registrable securities held by Landmark Partners) then outstanding, (b) not less than fifty percent (50%) of the registrable securities held by Landmark Partners, (c) not less than fifty percent (50%) of the shares of common stock issued or issuable upon conversion of the Series B Preferred Stock (other than registrable securities held by Landmark Partners) then outstanding or (d) not less than fifty percent (50%) of the shares of common stock issued or issuable upon conversion of the Series B-1 Preferred Stock (other than registrable securities held by Landmark Partners) have the right to demand that we file a registration statement, at our expense, covering the offer and sale of all or part of the registrable securities then outstanding. We are required to use commercially reasonable efforts to effect any such registration.

Piggyback registration rights. If, after this offering, we propose to register any of our securities for our own account or the account of any other holder, the holders of approximately 69,580 shares of common stock, after this offering, are entitled to notice of such registration and are entitled to include shares of their common stock in such registration.

S-3 registration rights. The holders of approximately 69,580 shares of common stock, after this offering, are entitled to demand registration rights pursuant to which they may require us to file a registration statement on Form S-3 with respect to their shares of common stock. We are not obligated to effect any such registration if (a) Form S-3 is not available for such offering, (b) the aggregate proceeds from the sale of such securities will not exceed $2,000,000, (c) if we have already effected more than four registrations of registrable securities on Form S-3 in any 12-month period, (d) if we intend to make a public offering within ninety (90) days of a request for such registration and (e) if our board of directors deems it advisable to delay such filing.

We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand, piggyback or S-3 registration. The investor rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Anti-Takeover Effects of Delaware Law and Provisions of Our Certificate of Incorporation and Bylaws

Upon the closing of this offering, our certificate of incorporation and by-laws will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies. In accordance with our certificate of incorporation, our board of directors is divided into three classes serving staggered three-year terms, with one class being elected each year. As a result, approximately one-third of the board of directors is elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. These provisions may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

No written consent of stockholders. Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders. Our certificate of incorporation and by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements. Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days and not more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

Amendment to certificate of incorporation and by-laws. As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be adopted by a majority of our board of directors and must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the by-laws, and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock. Our certificate of incorporation provides for         authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Market Listing

We intend to apply for the listing of our common stock on The NASDAQ Global Market under the symbol “TPIC”.

Transfer Agent and Registrar

We intend to engage American Stock Transfer & Trust Company, LLC, or AST, to serve as the transfer agent and registrar for our common stock. Its address is 6201 15th Avenue, Brooklyn, NY 11219 and its telephone number is (800) 937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of March 31, 2015, we will have a total of              shares of our common stock outstanding. Of these outstanding shares, all of the              shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, all of our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus. As a result of these agreements and the provisions of our investor rights agreement described above under the section titled “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of March 31, 2015, shares will be available for sale in the public market as follows:

•	beginning 90 days after the date of this prospectus, additional shares of common stock may become eligible for sale in the public market upon the satisfaction of certain conditions as set forth in the section titled “—Lock-Up Agreements,” of which shares would be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below;

•	beginning 181 days after the date of this prospectus, subject to extension as described in the section titled “Underwriting”, additional shares of common stock will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, have agreed or will agree that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC may, in its discretion, and with the company’s consent, release any of the securities subject to these lock-up agreements at any time.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to an investor rights agreement, the holders of up to 69,580 shares of our common stock (including shares issuable upon the conversion of our outstanding convertible preferred stock immediately prior to the completion of this offering, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our 2008 Plan and our 2015 Plan. We expect to file this registration statement as promptly as possible after the completion of this offering. Shares covered by this registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements.

Equity Awards

As of March 31, 2015, options to purchase a total of 99.1825 shares of common stock pursuant to our 2008 Plan were outstanding, of which options to purchase 99.1825 shares were exercisable, and no options were outstanding or exercisable under our 2015 Plan. We intend to file a registration statement on Form S-8 under the Securities Act as promptly as possible after the completion of this offering to register shares that may be issued pursuant to our 2008 Plan and our 2015 Plan. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity incentive plans.

Warrants

As of March 31, 2015, we had outstanding warrants to purchase up to 248.03 shares of our Series B preferred stock, with a weighted average exercise price of $8,748.81 per share and 171.45 shares of our common stock, with a weighted average exercise price of $8,748.81 per share. Except for the Common Warrants, these warrants will terminate in connection with the completion of this offering, if not automatically converted or exercised by the holders thereof prior to the completion of this offering.

CERTAIN MATERIAL U.S. FEDERAL INCOME AND ESTATE

TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of material U.S. federal income tax considerations to non-U.S. holders (as defined below) relating to the acquisition, ownership and disposition of common stock pursuant to this offering. This summary deals only with common stock held as a capital asset (within the meaning of Section 1221 of the Code) by a holder and does not discuss the U.S. federal income tax considerations applicable to a holder that is subject to special treatment under U.S. federal income tax laws, including, but not limited to: a foreign government or governmental entity; a dealer in securities or currencies; a financial institution; a regulated investment company; a real estate investment trust; a tax-exempt organization; an insurance company; a person holding common stock as part of a hedging, integrated, conversion or straddle transaction or a person deemed to sell common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of accounting; an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes or owners of such entity or arrangement; a person that received such common stock in connection with the performance of services; a pension fund or retirement account; a “controlled foreign corporation;” a “passive foreign investment company;” a corporation that accumulates earnings to avoid U.S. federal income tax; or a former citizen or long-term resident of the United States.

This summary is based upon provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, published rulings and judicial decisions, all as in effect as of the date hereof. Those authorities may be changed, perhaps retroactively, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to stockholders in light of their personal circumstances and does not address the Medicare tax imposed on certain investment income or any state, local, foreign, gift, estate or alternative minimum tax considerations.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of common stock that is: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion a “non-U.S. holder” is a beneficial owner of common stock that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes. If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock is urged to consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THEIR PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

Distributions on our Common Stock

Distributions with respect to common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder’s tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under the section titled “—Disposition of our Common Stock” below.

Distributions treated as dividends, if any, that are paid to a non-U.S. holder with respect to shares of our common stock will be subject to U.S. federal withholding tax at a rate of 30% (or lower applicable income tax treaty rate) of the gross amount of the dividends unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to the common stock are effectively connected with the conduct of that trade or business, then the non-U.S. holder will generally be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). However, in this case the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States (except to the extent provided in an applicable income tax treaty, which may require that such dividends be attributable to a U.S. permanent establishment or fixed base in order to be subject to tax as described herein). Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. A non-U.S. holder of shares of common stock who wishes to claim the benefit of an exemption or reduced rate of withholding tax under an applicable treaty must furnish to us or our paying agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service, or IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Disposition of our Common Stock

Non-U.S. holders may recognize gain upon the sale, exchange, or other taxable disposition of our common stock. Such gain generally will not be subject to U.S. federal income tax unless: (i) the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder); (ii) the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for our common stock, unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. We believe that we are not and we do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes. No assurance can be provided that our common stock will remain regularly traded on an established securities market for purposes of the rules described above.

If a non-U.S. holder is an individual described in clause (i) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on a net income basis at the regular graduated U.S. federal individual income tax rates in the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is an individual described in clause (ii) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain, which may be offset by U.S. source capital losses even though the non-U.S. holder is not considered a resident of the United

States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. If a non-U.S. holder is a foreign corporation that falls under clause (i) of the preceding paragraph, it will be subject to tax on a net income basis at the regular graduated U.S. federal corporate income tax rates in the same manner as if it were a resident of the United States and, in addition, the non-U.S. holder may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits.

Information Reporting and Backup Withholding Tax

We must generally report to our non-U.S. holders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. All distributions to holders of common stock are subject to any applicable withholding. Information reporting requirements may apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a United States trade or business or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under U.S. federal income tax law, interest, dividends and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate. Backup withholding, however, generally will not apply to distributions to a non-U.S. holder of our common stock, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Backup withholding is not an additional tax but can be credited against a non-U.S. holder’s federal income tax, and may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, imposes withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under these rules to include many entities that may not typically be thought of as financial institutions) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. FATCA imposes a 30% withholding tax on “withholdable payments” if they are paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. “Withholdable payments” will include dividends on our common stock and any gross proceeds from the sale or other disposition of our common stock. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Under final U.S. Treasury Regulations and current IRS guidance, any withholding on payments of gross proceeds from the sale or disposition of our common stock will only apply to payments made on or after January 1, 2017. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors should consult their own tax advisors regarding this legislation.

Federal Estate Taxes

Common Stock owned or treated as being owned by a non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Non-U.S. holders should consult their own tax advisors regarding the application of the U.S. federal estate tax to their particular circumstances.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as representatives (the “Representatives”) of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Cowen and Company, LLC
Raymond James & Associates, Inc.
FBR Capital Markets & Co.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities. In addition, we have agreed to reimburse the underwriters for certain expenses of approximately $        .

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The Representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the Representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later (but prior to this offering) by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

We expect the shares to be approved for listing on The NASDAQ Global Market under the symbol “TPIC”.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the Representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the Representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the Representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the Representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the             , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the Representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive:

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Representatives for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the Representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the Representatives has been obtained to each such proposed offer or resale.

The Company, the Representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive), that is, (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(c)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(d)	where no consideration is or will be given for the transfer;

(e)	where the transfer is by operation of law;

(f)	as specified in Section 276(7) of the SFA; or

(g)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Legal matters relating to this offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of TPI Composites, Inc. as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.tpicomposites.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

TPI COMPOSITES, INC. AND SUBSIDIARIES

TPI COMPOSITES, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(In thousands, except share data)

	March 31, 2015	December 31, 2014
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$26,562	$43,592
Restricted cash	1,447	771
Accounts receivable	47,063	44,432
Inventories	113,289	99,811
Prepaid expenses and other current assets	25,670	20,360

Total current assets	214,031	208,966
Property, plant, and equipment, net	58,378	51,799
Other noncurrent assets	17,397	17,195

Total assets	$289,806	$277,960

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$84,084	$74,596
Deferred revenue	79,885	59,476
Customer deposits and current maturities of customer advances	8,029	13,267
Current maturities of long-term debt, net of discount	53,556	62,385

Total current liabilities	225,554	209,724
Long-term debt, net of discount and current maturities	65,726	62,720
Other noncurrent liabilities	3,320	3,260

Total liabilities	294,600	275,704

Commitments and contingencies (Note 10)
Convertible and senior redeemable preferred shares and warrants	191,720	189,349

Shareholders’ deficit:
Preferred shares, $0.01 par value, no shares issued, outstanding or authorized at March 31, 2015 and December 31, 2014	—	—
Common shares, $0.01 par value, 86,400 shares authorized and 11,774 shares issued and outstanding at March 31, 2015 and December 31, 2014	—	—
Paid-in capital	—	—
Accumulated other comprehensive income	1,010	2,338
Accumulated deficit	(197,524)	(189,431)

Total shareholders’ deficit	(196,514)	(187,093)

Total liabilities and shareholders’ deficit	$289,806	$277,960

See accompanying notes to unaudited condensed consolidated financial statements.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(In thousands except share and per share data)

	Three Months Ended March 31,
	2015	2014
	(Unaudited)
Net sales	$95,589	$61,530

Cost of sales	90,884	50,149
Transition and startup costs	4,154	11,217

Total cost of goods sold	95,038	61,366

Gross profit	551	164
General and administrative expenses	3,208	1,828

Loss from operations	(2,657)	(1,664)

Other income (expense):
Interest income	59	50
Interest expense	(3,551)	(1,061)
Realized gain (loss) on foreign currency remeasurement	163	(842)
Miscellaneous income, net	129	246

Total other expense	(3,200)	(1,607)

Loss before income taxes	(5,857)	(3,271)
Income tax benefit	120	59

Net loss	(5,737)	(3,212)
Net income attributable to preferred shareholders	2,356	3,643

Net loss attributable to common shareholders	$(8,093)	$(6,855)

Weighted average common shares outstanding
Basic and diluted	11,774	11,774
Net loss per common share
Basic and diluted	$(687)	$(582)

See accompanying notes to unaudited condensed consolidated financial statements.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Three months ended March 31
	2015	2014
	(Unaudited)
Net loss	$(5,737)	$(3,212)
Other comprehensive income (loss):
Foreign currency translation adjustments	(1,328)	703

Comprehensive loss	$(7,065)	$(2,509)

See accompanying notes to unaudited condensed consolidated financial statements.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(In thousands)

	Three Months Ended March 31,
	2015	2014
	(Unaudited)
Cash flows from operating activities:
Net loss	$(5,737)	$(3,212)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,401	1,391
Amortization of debt issuance costs	312	—
Changes in assets and liabilities:
Accounts receivable	(3,802)	(10,445)
Inventories	(13,478)	(9,471)
Prepaid expenses and other current assets	(5,310)	(4,375)
Other assets	(835)	588
Accounts payable and accrued expenses	10,192	6,429
Customer deposits	(4,068)	4,380
Deferred revenue	20,409	6,982
Other noncurrent liabilities	61	182

Net cash provided by (used in) operating activities	145	(7,551)

Cash flows from investing activities:
Purchase of property and equipment	(10,605)	(4,431)

Net cash used in investing activities	(10,605)	(4,431)

Cash flows from financing activities:
Proceeds from term loans	—	5,000
Net proceeds from (repayments of) accounts receivable financing	(6,144)	2,053
Repayments of working capital loans	—	(117)
Proceeds from subordinated debt arrangements	—	5,000
Proceeds from (repayments of) other financing arrangements	961	(1,167)
Payment on acquisition of noncontrolling interest	(625)	—
Proceeds from customer advances	—	2,000
Restricted cash	(676)	—

Net cash provided by (used in) financing activities	(6,484)	12,769

Impact of foreign exchange rates on cash and cash equivalents	(86)	(22)

Net change in cash and cash equivalents	(17,030)	765
Cash and cash equivalents, beginning of year	43,592	11,755

Cash and cash equivalents, end of period	$26,562	$12,520

Supplemental disclosures of cash flow information:
Cash paid for interest	$2,341	$856
Cash paid (received) for income taxes, net	607	(114)
Supplemental disclosures of noncash investing and financing activities:
Accrued capital expenditures in accounts payable	703	1,402

See accompanying notes to unaudited condensed consolidated financial statements.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1. Summary of Operations and Significant Accounting Policies

Description of Business and Basis of Presentation

TPI Composites, Inc. is the holding company that conducts substantially all of its business operations through its direct and indirect subsidiaries (collectively, the Company). The Company was founded in 1968 and has been providing composite wind blades for 14 years. The Company’s knowledge and experience of composite materials and manufacturing originates with its predecessor company, Tillotson Pearson Inc., a leading manufacturer of high-performance sail and powerboats along with a wide range of composite structures used in other industrial applications. Following the separation from the boat building business in 2004, the Company reorganized in Delaware as LCSI Holding, Inc. The Company changed its corporate name to TPI Composites, Inc. in August 2008. The Company is currently headquartered in Scottsdale, Arizona and has expanded its global footprint to include domestic facilities in Newton, Iowa; Fall River, Massachusetts; Warren, Rhode Island and Santa Teresa, New Mexico and international facilities in Dafeng, China; Taicang Port, China; Taicang City, China; Juarez, Mexico and Izmir, Turkey.

The Company divides its business operations into four geographic operating segments—the United States, Asia, Mexico and EMEA, as follows:

•	The U.S. segment includes (1) the manufacturing of wind blades at the Newton, Iowa plant, (2) the manufacturing of precision molding and assembly systems used for the manufacture of wind blades in the Warren, Rhode Island facility, (3) the wind blade innovation center in Fall River, Massachusetts, (4) the manufacturing of composite solutions for the transportation industry, which the Company also conducts in its Rhode Island and Massachusetts facilities and (5) our corporate headquarters, which costs are included in general and administrative expenses.

•	The Asia segment includes (1) the manufacturing of wind blades in facilities in Taicang Port, China and, since December 2013, Dafeng, China, (2) the manufacturing of precision molding and assembly systems in the Taicang City, China facility and (3) wind blade inspection and repair services.

•	The Mexico segment manufactures wind blades from a facility in Juárez, Mexico that opened in late 2013 and began production in January 2014.

•	The EMEA segment manufactures wind blades from a facility in Izmir, Turkey. The Company entered into a joint venture with ALKE Insaat Sanayive Ticaret A.S. (ALKE) in March 2012 to begin producing wind blades in Turkey and in December 2013 became the sole owner of the Turkey operation with the acquisition of the remaining 25% interest owned primarily by ALKE.

The Company has an accumulated deficit of $197.5 million as of March 31, 2015 resulting from recurring losses from operations and the accretion to the redemption value and cumulative dividends associated with redeemable preferred shares. The Company has funded operations primarily with debt and equity financings from investors. The accompanying consolidated financial statements include the accounts of TPI Composites, Inc. and all majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

The condensed consolidated financial statements included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the United States Securities and Exchange Commission (SEC) and should be read in conjunction with the audited financial statements for the year ended December 31, 2014. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (GAAP) have been condensed or

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

omitted, as permitted by the SEC, although the Company believes the disclosures that are made are adequate to make the information presented herein not misleading. The accompanying condensed consolidated financial statements reflect, in the opinion of management, all normal recurring adjustments necessary to present fairly the Company’s financial position at March 31, 2015, and the results of the Company’s operations, comprehensive income (loss) and cash flows for the periods presented. The Company derived the December 31, 2014 condensed consolidated balance sheet data from audited financial statements, but does not include all disclosures required by GAAP. Interim results for the three months ended March 31, 2015 and 2014 are not necessarily indicative of the results to be expected for the full year.

Net Loss Per Share Calculation

The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during a period. Diluted income per common share is computed by dividing the net income, adjusted on an as-if-converted basis, by the weighted average number of common shares outstanding plus potentially dilutive securities. The Company has other potentially dilutive securities outstanding that are not shown in a diluted net loss per share calculation because their effect in both 2015 and 2014 would be anti-dilutive. These potentially dilutive securities excluded from the calculation include common shares issued upon conversion or exercise of convertible and redeemable preferred shares, options and warrants. At March 31, 2015 and December 31, 2014, assuming an event other than a qualified initial public offering, these securities included convertible preferred shares of 12,437, warrants of 269, and stock options of 99 for a total of 12,805 dilutive securities.

Recently Issued Accounting Pronouncements

In 2014, the FASB issued Accounting Standards Update (ASU) 2014-15, Presentation of Financial Statements—Going Concern and ASU 2014-09, Revenue from Contracts with Customers.

ASU 2014-15 requires management to perform an assessment of going concern and under certain circumstances disclose information regarding this assessment in the footnotes to the financial statements. ASU 2014-15 is effective for the Company beginning January 1, 2016.

ASU 2014-09 created ASC Topic 606, which will replace all current GAAP guidance on the topic of revenue recognition and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective for the Company beginning January 1, 2017 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.

The Company is evaluating the impact of adopting these new accounting standards on its financial statements. There have been no other recent accounting pronouncements or changes in accounting pronouncements during the current year that are of significance, or potential significance, to the Company.

Note 2. Significant Risks and Uncertainties

The Company’s revenues and receivables are from a small number of customers. As such, the Company’s production levels are dependent on these customers’ orders. See Note 11, Concentration of Customers.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

The Company maintains its U.S. cash in bank deposit accounts that, at times, exceed U.S. federally insured limits. U.S. bank accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) in an amount up to $250,000. At March 31, 2015 and December 31, 2014, the Company had $20.9 million and $26.0 million, respectively, of cash in deposit accounts in U.S. banks, which was in excess of FDIC limits. The Company has not experienced losses in any such accounts.

The Company also maintains cash in bank deposit accounts outside the United States with no insurance. As of March 31, 2015 and December 31, 2014, the Turkey plant had $0.4 million and $0.5 million in bank accounts in Turkey, respectively. As of March 31, 2015 and December 31, 2014, the Mexico plant had $1.9 million and $0.4 million, respectively, in bank accounts in Mexico. As of March 31, 2015 and December 31, 2014, the Taicang plants had cash of $1.6 million and $12.3 million, respectively, and the Dafeng plant had cash of $1.7 million and $4.4 million, respectively, in bank accounts in China. The Chinese government imposes certain restrictions on transferring that cash out of the country. The local governments in Turkey and Mexico impose no such restrictions on transferring cash out of the respective country. The Company has not experienced losses in these accounts. The Company has long-term deposits in interest bearing accounts of $3.5 million in China and $1.9 million in Mexico, which are included within other noncurrent assets on the condensed consolidated balance sheet.

Note 3. Related-Party Transactions

The Company has entered into several agreements with subsidiaries of General Electric Company and consolidated affiliates (GE) relating to the operation of its business. As a result of these agreements, GE is a debtor, creditor and holder of preferred shares as of March 31, 2015 and December 31, 2014.

As disclosed at Note 11, Concentration of Customers, for the three months ended March 31, 2015 and 2014, the Company recorded related-party sales with GE of $50.8 million and $57.9 million, respectively. The Company has entered into four separate supply agreements with GE for inventories manufactured at the Newton, Iowa; Taicang, China; Juárez, Mexico and Izmir, Turkey manufacturing facilities. As a result of the supply agreements, GE is the Company’s largest customer. As of March 31, 2015 and December 31, 2014, the Company has accounts receivables related to sales to GE of approximately $21.1 million and $14.1 million, respectively.

Since October 2007, the Company has issued five series of preferred shares. In connection with three of the five preferred share issuances, the Company sold Series B, Series B-1, and senior redeemable preferred shares to GE. As a result of these transactions, GE beneficially owns approximately 11.2 percent of the Company as of March 31, 2015. See Note 8, Convertible and Senior Redeemable Preferred Shares and Warrants.

Note 4. Accounts Receivable

Accounts receivable consisted of the following (in thousands):

	March 31, 2015	December 31, 2014
Trade accounts receivable	$44,619	$42,394
Other accounts receivable	2,444	2,038

Total accounts receivable	$47,063	$44,432

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

Note 5. Inventories

Inventories consisted of the following (in thousands):

	March 31, 2015	December 31, 2014
Raw materials	$24,033	$20,431
Work in process	16,630	15,452
Finished goods	2,341	8,134

Inventories	43,004	44,017
Inventory held for customer orders	70,285	55,794

Total inventories	$113,289	$99,811

Note 6. Property, Plant, and Equipment, Net

Property, plant, and equipment, net consisted of the following (in thousands):

	March 31, 2015	December 31, 2014
Machinery and equipment	$41,146	$39,050
Buildings	11,584	10,787
Leasehold improvements	10,594	8,114
Office equipment and software	3,295	3,137
Furniture	6,651	6,330
Vehicles	275	255
Construction in progress	12,582	10,196

Total	86,127	77,869
Accumulated depreciation	(27,749)	(26,070)

Property, plant and equipment, net	$58,378	$51,799

Total depreciation for the three months ended March 31, 2015 and 2014 was $2.2 million and $1.2 million, respectively.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

Note 7. Long-Term Debt, Net of Discount

Long-term debt, net of discount, consisted of the following (in thousands):

	March 31, 2015	December 31, 2014
Senior term loan—U.S.	$55,000	$55,000
Subordinated Convertible Promissory Notes—U.S.	10,000	10,000
Equipment Capital Lease—U.S.	2,331	2,181
Working capital loans—China	19,049	19,120
Accounts receivable financing—China	5,373	5,393
Accounts receivable financing—Turkey	18,082	24,206
Unsecured financing—Turkey	7,185	7,034
Equipment capital lease—Turkey	4,013	4,296
Working capital loan—Turkey	3,000	3,000
Construction Financing—Mexico	539	844
Equipment capital lease—Mexico	60	65

Total long-term debt	124,632	131,139
Less: Discount on debt	(5,350)	(6,034)

Total long-term debt, net of discount	119,282	125,105
Less: Current maturities of long-term debt	(53,556)	(62,385)

Long-term debt, net of discount and current maturities	$65,726	$62,720

Due to the short-term nature of the working capital loans in China and Turkey, the Company estimates that fair-value approximates the face value of the notes.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

Note 8. Convertible and Senior Redeemable Preferred Shares and Warrants

Convertible and senior redeemable preferred shares and warrants consisted of the following:

	March 31, 2015	December 31, 2014
	(in thousands)
Series A convertible preferred shares, $0.01 par value; liquidation preference equal to $49,578; 3,551 shares authorized; 3,551 issued and outstanding at March 31, 2015 and December 31, 2014	$49,578	$49,138
Series B convertible preferred shares, $0.01 par value; liquidation preference equal to $40,000; 2,813 shares authorized; 2,287 issued and outstanding at March 31, 2015 and December 31, 2014	40,000	39,600
Series B-1 convertible preferred shares, $0.01 par value; liquidation preference equal to $50,950; 2,972 shares authorized; 2,972 shares issued and outstanding at March 31, 2015 and December 31, 2014	50,950	50,430
Series C convertible preferred shares, $0.01 par value; liquidation preference equal to $16,950; 2,944 share sauthorized; 2,944 shares issued and outstanding at March 31, 2015 and December 31, 2014	16,950	16,770
Senior redeemable preferred shares, $0.01 par value; liquidation preference equal to $62,832; 740 shares authorized; 740 shares issued and outstanding at March 31, 2015 and December 31, 2014	25,696	25,065
Super senior redeemable preferred shares, $0.01 par value; liquidation preference equal to $21,586; 1,024 shares authorized; 280 shares issued and outstanding at March 31, 2015 and December 31, 2014	7,462	7,262
Redeemable preferred share warrants; 248 and 120 warrants issued and outstanding at March 31, 2015 and December 31, 2014	1,084	1,084

Convertible and senior redeemable preferred shares and warrants:	$191,720	$189,349

Cumulative dividends on convertible and senior redeemable preferred shares are included in the liquidation preference amounts in the above table. For financial statement presentation purposes, the Company has accreted the preferred share balances as shown in the condensed consolidated balance sheets to the redemption amount as of the first date redemption can take place using the interest rate method. In addition, the preferred share balance includes cumulative preferred share dividends as required by the preferred share agreements. No accretion has been recorded for preferred shares that are not redeemable for cash on or after a specified date. The amount of the accretion and deemed dividends is included in the net income attributable to preferred shareholders in the condensed consolidated statements of operations.

The Company recorded the warrants noted above at their fair value upon issuance, and will amortize the value of the warrants as interest expense over the term of the preferred share agreement.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

Redeemable Preferred Share Warrants

The details of the warrant activity for the three months ended March 31, 2015 is as follows:

	Number of Warrants	Weighted-Average Exercise Price
Outstanding as of December 31, 2014	248	$8,748.81
2015 grants	—	—
2015 exercises	—	—
2015 forfeitures	—	—
2015 cancellations	—	—
2015 expirations	—	—
Outstanding as of March 31, 2015	248	$8,748.81

The warrants are reported at fair value in the accompanying financial statements based on the value of the Series B Preferred Shares that may be purchased.

Common Stock Warrants

In connection with the note purchase agreement dated December 29, 2014 for the purchase of $10.0 million of subordinated convertible promissory notes, 172 warrants were issued to purchase common stock with an exercise price equal to the lesser of 85% of the price per share in an initial public offering or $8,748.81, subject to adjustment. The warrants are immediately exercisable and expire no later than eight years from the date of issuance. The fair value of the warrants was estimated on the date of grant using the Black-Scholes option pricing model assuming a common stock price of $3,972 per share, an exercise price of $3,376 per share, expected stock price volatility of 80 percent and a risk-free interest rate estimate of 0.71 percent.

Note 9. Income Taxes

The income tax benefit of $0.1 million and $0.1 million in the three months ended March 31, 2015 and 2014, respectively, is primarily due to the operating results in China and Mexico. The United States and Turkey operations continue to have full valuation allowances recorded against their net operating loss carryforwards.

Note 10. Commitments and Contingencies

Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

Note 11. Concentration of Customers

Revenues from certain customers in excess of 10 percent of total consolidated Company revenues (in thousands) for the three months ended March 31 are as follows:

	2015		2014
Customer	Revenues	% of Total	Revenues	% of Total
Customer 1	$50,822	53.2%	$57,943	94.2%
Customer 2	15,336	16.0%	2,161	3.5%
Customer 3	14,273	14.9%	0	0.0%
Customer 4	10,784	11.3%	8	0.0%
Other	4,374	4.6%	1,418	2.3%

Total	$95,589	100.0%	$61,530	100.0%

Note 12. Segment Reporting

ASC Topic 280, Segment Reporting, establishes standards for the manner in which companies report financial information about operating segments, products, services, geographic areas and major customers. In managing the Company’s business, management focuses on growing its revenues and earnings in select geographic areas serving primarily the wind energy market. The Company has operations in the United States, China, Turkey and Mexico. The Company’s operating segments are defined geographically as the United States, Asia, EMEA (Europe, the Middle East and Africa) and Mexico. Financial results are aggregated into four reportable segments based on quantitative thresholds. All of the Company’s segments operate in their local currency except for Mexico and China, which both include a U.S. parent company.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

The following tables set forth certain information regarding each of the Company’s segments as of and for the three months ended March 31 (in thousands):

	2015	2014
Revenues by Segment:
U.S.	$37,376	$43,588
Asia	28,005	8,143
EMEA	17,532	9,143
Mexico	12,676	656

Total Revenues	$95,589	$61,530

Revenues by Geographic Location (1):
United States	$37,376	$43,588
China	28,005	8,143
Turkey	17,532	9,143
Mexico	12,676	656

Total Revenues	$95,589	$61,530

Income (loss) from operations:
U.S.	$(2,222)	$193
Asia	2,520	2,183
EMEA	(1,627)	(2,165)
Mexico	(1,328)	(1,875)

Total income (loss) from operations	$(2,657)	$(1,664)

	March 31, 2015	December 31, 2014
Tangible long-lived assets:
U.S.	$11,326	$9,039
Asia (China)	25,173	19,490
EMEA (Turkey)	11,894	13,569
Mexico	9,985	9,701

Total tangible long-lived assets	$58,378	$51,799

(1)	Revenues are attributable to countries based on the location where the product is manufactured or the services are performed.

Note 13. Subsequent Events

In May 2015, the Company’s 2015 Stock Option and Incentive Plan, the 2015 Plan, was adopted by its board of directors and approved by its shareholders. The 2015 Plan will replace the 2008 Stock Option and Grant Plan. The Company has not yet issued any awards under the 2015 Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

TPI Composites, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of TPI Composites, Inc. and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2014. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TPI Composites, Inc. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Phoenix, Arizona

April 24, 2015

TPI COMPOSITES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share data)

	December 31
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$43,592	$11,755
Restricted cash	771	2,669
Accounts receivable	44,432	15,508
Inventories	44,017	20,168
Inventories held for customer orders	55,794	19,323
Prepaid expenses and other current assets	20,360	11,135

Total current assets	208,966	80,558
Property, plant, and equipment, net	51,799	34,965
Goodwill	2,807	2,807
Intangible assets, net	1,187	1,955
Other noncurrent assets	13,201	7,240

Total assets	$277,960	$127,525

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$72,721	$46,117
Notes payable	1,875	1,625
Deferred revenue	59,476	21,154
Customer deposits and current maturities of customer advances	13,267	15,198
Current maturities of long-term debt, net of discount	62,385	20,024

Total current liabilities	209,724	104,118
Deferred revenue, net of current portion	—	249
Customer advances, net of discount and current maturities	—	991
Notes payable, noncurrent portion	—	1,875
Long-term debt, net of discount and current maturities	62,720	17,963
Other noncurrent liabilities	3,260	7,423

Total liabilities	275,704	132,619

Commitments and contingencies (Note 16)
Convertible and senior redeemable preferred shares and warrants	189,349	168,091

Shareholders’ deficit:
Preferred shares, $0.01 par value, no shares issued, outstanding or authorized at December 31, 2014 and 2013	—	—
Common shares, $0.01 par value, 86,400 shares authorized and 11,774 shares issued and outstanding at December 31, 2014 and 2013	—	—
Paid-in capital	—	—
Accumulated other comprehensive income	2,338	2,462
Accumulated deficit	(189,431)	(175,647)

Total shareholders’ deficit	(187,093)	(173,185)

Total liabilities and shareholders’ deficit	$277,960	$127,525

See accompanying notes to consolidated financial statements.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands except share and per share data)

	Year ended December 31
	2014	2013	2012
Net sales	$320,747	$215,054	$156,175

Cost of sales	289,528	200,182	147,041
Transition and startup costs	16,567	6,607	14,949

Total cost of goods sold	306,095	206,789	161,990

Gross profit (loss)	14,652	8,265	(5,815)

General and administrative expenses	9,175	7,566	8,775
Share-based compensation expense	—	—	(10,417)

Total general and administrative expenses	9,175	7,566	(1,642)

Income (loss) from operations	5,477	699	(4,173)

Other income (expense):
Interest income	186	155	124
Interest expense	(7,236)	(3,474)	(1,933)
Loss on extinguishment of debt	(2,946)	—	—
Realized loss on foreign currency remeasurement	(1,743)	(1,892)	(209)
Miscellaneous income	539	140	28

Total other expense	(11,200)	(5,071)	(1,990)

Loss before income taxes	(5,723)	(4,372)	(6,163)
Income tax benefit (provision)	(925)	3,346	(914)

Net loss before noncontrolling interest	(6,648)	(1,026)	(7,077)
Net loss attributable to noncontrolling interest	—	2,305	2,487

Net income (loss)	(6,648)	1,279	(4,590)
Net income attributable to preferred shareholders	13,930	14,149	16,209

Net loss attributable to common shareholders	$(20,578)	$(12,870)	$(20,799)

Weighted average common shares outstanding
Basic and diluted	11,774	11,774	11,774
Net loss per common share
Basic and diluted	$(1,748)	$(1,093)	$(1,767)

See accompanying notes to consolidated financial statements.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Year ended December 31
	2014	2013	2012
Net loss	$(6,648)	$(1,026)	$(7,077)
Other comprehensive income (loss):
Foreign currency translation adjustments	(124)	720	(15)

Comprehensive loss	(6,772)	(306)	(7,092)
Comprehensive loss attributable to noncontrolling interest	—	2,415	2,509

Comprehensive loss attributable to TPI Composites, Inc. and subsidiaries	$(6,772)	$2,109	$(4,583)

See accompanying notes to consolidated financial statements.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Deficit

(In thousands, except share data)

	Common		Paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total —TPI Composites, Inc. and subsidiaries	Noncontrolling interest	Total
	Shares	Amount
Balance at December 31, 2011	11,774	$—	$—	$1,750	$(129,047)	$(127,297)	$—	$(127,297)
Net loss	—	—	—	—	(4,590)	(4,590)	(2,487)	(7,077)
Other comprehensive income (loss)	—	—	—	7	—	7	(22)	(15)
Contributed capital from noncontrolling interest	—	—	—	—	—	—	396	396
Share based compensation expense	—	—	281	—	—	281	—	281
Redeemable preferred shares fair value adjustment	—	—	(281)	—	(15,928)	(16,209)	—	(16,209)

Balance at December 31, 2012	11,774	—	—	1,757	(149,565)	(147,808)	(2,113)	(149,921)
Net income (loss)	—	—	—	—	1,279	1,279	(2,305)	(1,026)
Other comprehensive income	—	—	—	830	—	830	(110)	720
Acquisition and tax impact of noncontrolling interest	—	—	—	(125)	(13,248)	(13,373)	4,528	(8,845)
Share based compensation expense	—	—	36	—	—	36	—	36
Redeemable preferred shares fair value adjustment		—	(36)	—	(14,113)	(14,149)	—	(14,149)

Balance at December 31, 2013	11,774	—	—	2,462	(175,647)	(173,185)	—	(173,185)
Net loss	—	—	—	—	(6,648)	(6,648)	—	(6,648)
Other comprehensive income	—	—	—	(124)	—	(124)	—	(124)
Common stock warrants	—	—	—	—	845	845	—	845
Acquisition and tax impact of noncontrolling interest	—	—	—	—	760	760	—	760
Beneficial conversion feature in subordinated debt agreement	—	—	—	—	5,189	5,189	—	5,189
Redeemable preferred shares fair value adjustment	—	—	—	—	(13,930)	(13,930)	—	(13,930)

Balance at December 31, 2014	11,774	$—	$—	$2,338	$(189,431)	$(187,093)	$—	$(187,093)

See accompanying notes to consolidated financial statements.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Year ended December 31
	2014	2013	2012
Cash flows from operating activities:
Net loss	$(6,648)	$(1,026)	$(7,077)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for doubtful accounts	—	28	58
Loss on disposal of property and equipment	128	93	158
Depreciation and amortization	7,441	5,250	5,436
Amortization of debt issuance costs	715	238	—
Loss on extinguishment of debt	2,946	—	—
Share based compensation	—	36	(10,417)
Loss on investment in joint venture	6	5	23
Amortization of discount on customer advances	218	627	(105)
Deferred income taxes	(1,018)	1,095	36
Changes in assets and liabilities:
Accounts receivable	(31,677)	(6,434)	9,046
Inventories	(60,320)	(9,752)	4,265
Prepaid expenses and other current assets	(9,225)	(6,103)	(2,207)
Other noncurrent assets	2,021	(3,694)	107
Accounts payable and accrued expenses	28,230	10,501	6,255
Customer deposits	1,047	9,336	(7,209)
Deferred revenue	38,322	3,161	(10,220)
Other noncurrent liabilities	(5,403)	(1,734)	444

Net cash provided by (used in) operating activities	(33,217)	1,627	(11,407)

Cash flows from investing activities:
Purchase of property and equipment	(18,924)	(7,065)	(4,277)
Contribution to joint venture	—	(84)	—
Acquisition of intangible assets	—	—	(2,328)

Net cash used in investing activities	(18,924)	(7,149)	(6,605)

Cash flows from financing activities:
Proceeds from term loans	23,901	14,797	—
Net proceeds from accounts receivable financing	34,450	2,183	—
Proceeds from working capital loans	19,120	3,393	2,015
Repayments of working capital loans	(13,121)	—	—
Proceeds from subordinated debt arrangements	15,000	—	—
Proceeds from (repayments of) other financing arrangements	(2,130)	40	(1,564)
Debt issuance costs	(4,818)	(1,154)	—
Payment on acquisition of noncontrolling interest	(1,625)	(500)	—
Proceeds from customer advances	4,500	—	5,022
Repayments of customer advances	—	(5,007)	(3,237)
Proceeds from issuance of preferred stock	6,846	—	5,939
Restricted cash	1,898	(804)	4,626

Net cash provided by financing activities	84,021	12,948	12,801

Impact of foreign exchange rates on cash and cash equivalents	(43)	720	8

Net change in cash and cash equivalents	31,837	8,146	(5,203)
Cash and cash equivalents, beginning of year	11,755	3,609	8,812

Cash and cash equivalents, end of year	$43,592	$11,755	$3,609

Supplemental disclosures of cash flow information:
Cash paid for interest	$6,343	$2,545	$1,029
Cash paid for income taxes, net	547	222	—
Supplemental disclosures of noncash investing and financing activities:
Accrued capital expenditures in accounts payable	1,980	3,607	138
Equipment acquired through capital lease and financing obligations	7,381	3,591	469
Note payable issued for the acquisition of noncontrolling interest	—	3,500	—
Contributed capital from noncontrolling interest	—	—	396
Customer advances applied to accounts receivable	2,753	—	—
Debt refinance and related fees	36,099	—	—

See accompanying notes to consolidated financial statements.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1. Summary of Operations and Significant Accounting Policies

(a) Description of Business and Basis of Presentation

TPI Composites, Inc. is the holding company that conducts substantially all of its business operations through its direct and indirect subsidiaries (collectively, the Company). The Company was founded in 1968 and has been providing composite wind blades for 14 years. The Company’s knowledge and experience of composite materials and manufacturing originates with its predecessor company, Tillotson Pearson Inc., a leading manufacturer of high-performance sail and powerboats along with a wide range of composite structures used in other industrial applications. Following the separation from the boat building business in 2004, the Company reorganized in Delaware as LCSI Holding, Inc. The Company changed its corporate name to TPI Composites, Inc. in August 2008. Today, the Company is headquartered in Scottsdale, Arizona and has expanded its global footprint to include domestic facilities in Newton, Iowa; Fall River, Massachusetts; Warren, Rhode Island and Santa Teresa, New Mexico and international facilities in Dafeng, China; Taicang Port, China; Taicang City, China; Juarez, Mexico and Izmir, Turkey.

The Company divides its business operations into four geographic operating segments—the United States, Asia, Mexico and EMEA, as follows:

•	The U.S. segment includes (1) the manufacturing of wind blades at the Newton, Iowa plant, (2) the manufacturing of precision molding and assembly systems used for the manufacture of wind blades in the Warren, Rhode Island facility, (3) the wind blade innovation center in Fall River, Massachusetts, (4) the manufacturing of composite solutions for the transportation industry, which the Company also conducts in its Rhode Island and Massachusetts facilities and (5) our corporate headquarters, which costs are included in general and administrative expenses.

•	The Asia segment includes (1) the manufacturing of wind blades in facilities in Taicang Port, China and, since December 2013, Dafeng, China, (2) the manufacturing of precision molding and assembly systems in the Taicang City, China facility and (3) wind blade inspection and repair services.

•	The Mexico segment manufactures wind blades from a facility in Juárez, Mexico that opened in late 2013 and began production in January 2014.

•	The EMEA segment manufactures wind blades from a facility in Izmir, Turkey. The Company entered into a joint venture with ALKE Insaat Sanayive Ticaret A.S. (ALKE) in March 2012 to begin producing wind blades in Turkey and in December 2013 became the sole owner of the Turkey operation with the acquisition of the remaining 25% interest owned primarily by ALKE.

The Company has an accumulated deficit of $189.4 million as of December 31, 2014 resulting from recurring losses from operations and the accretion to the redemption value and cumulative dividends associated with redeemable preferred shares. The Company has funded operations primarily with debt and equity financings from investors. The accompanying consolidated financial statements include the accounts of TPI Composites, Inc. and all majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

(b) Revenue Recognition

We record all sales of goods when a firm sales agreement is in place, delivery has occurred as defined by the sales contract, and collectability of the fixed or determinable sales price is reasonable assured. The basic

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

criteria necessary for revenue recognition are: (1) evidence that a sales arrangement exists, (2) title and risk of loss have passed to the customer, (3) delivery of goods has occurred, (4) the seller’s price to the buyer is fixed or determinable and (5) collectability is reasonably assured. The Company recognizes revenue at the time of delivery to customers.

For multiple deliverable revenue arrangements, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (VSOE) if available, third party evidence (TPE) if VSOE is not available, or best estimated selling price (BESP) if neither VSOE nor TPE is available. The Company generally allocates revenue for each of the deliverables within multiple element arrangements through BESP using cost plus margin estimates prepared during contract negotiations, agreed upon sales price or VSOE for sales of similar items outside of multiple element arrangements. The precision molding and assembly systems provided for in each customer’s contract are based upon the specific engineering requirements and design of the customer relative to the wind blade design and function desired. From the customer’s engineering specifications, a job cost estimate is developed along with a production plan, and margin is applied based on the customer and complexity of the work to be performed. Precision molding and assembly systems are built to produce wind blades which are manufactured in production runs specified in the customer contract. To determine the appropriate accounting for recognition of revenue, the Company considers whether the deliverables specified in the multiple element arrangement should be treated as separate units of accounting, and, if so, how the price should be allocated among the elements, when to recognize revenue for each element, and the period over which revenue should be recognized. The Company also evaluates whether a delivered item has value on a stand-alone basis prior to delivery of the remaining items by determining whether the Company has made separate sales of such items or whether the undelivered items are essential to the functionality of the delivered items. Further, the Company assesses whether the fair value of the undelivered items is known, determined by reference to stand-alone sales of such items, if available, or BESP. As each of these items has stand-alone value to the customer, revenue from sales of precision molding and assembly systems used in the production of composite products are recognized when those specific items are accepted by the customer as meeting the contractual technical specifications and delivered to the customer. Delivery of precision molding and assembly systems takes place as defined in the contract at the facility where the precision molding and assembly systems are produced at which point the precision molding and assembly systems become exclusive property of the customer. The customer is then responsible for transportation to their own or the Company’s wind blade production sites where the precision molding and assembly systems are placed into service. Revenue related to engineering and freight services provided under customer contracts is recognized upon completion of the services being provided. Customers usually pay the cost of shipping associated with items produced, but if paid by the Company, that cost is included in cost of goods sold and amounts invoiced for shipping and handling are included in revenue.

The Company’s customers may request, in situations where they do not have space available to receive products or do not want to immediately take possession of products for other reasons, that their finished composite products be stored by the Company in one of its facilities. The Company will bill for the components as allowed by the contract; however, revenue is deferred for financial reporting purposes until the Company delivers the finished composite product and all of the other requirements for revenue recognition have been met. Composite products that have been billed by the Company and continue to be stored by the Company at one of its facilities are included in Inventory held for customer orders included on the consolidated balance sheets. Inventory held for customer orders is physically segregated from finished goods and is accounted for separately within the Company’s accounting records.

Wind blade pricing is based on annual commitments of volume as established in the customer’s contract with orders less than committed volume resulting in additional costs per wind blade to customers; however,

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

orders in excess of annual commitments do not result in discounts to customers from the contracted price for the committed volume. Customers may utilize early payment discounts which are reported as a reduction of revenue at the time the discount is taken.

(c) Cost of Goods Sold

Cost of goods sold includes the costs associated with products invoiced during the period as well as unallocated manufacturing overhead costs associated with transition and startup costs. Cost of sales includes all costs incurred at the Company’s production facilities to make products saleable, such as raw materials, direct labor and indirect labor and facilities costs including purchasing and receiving costs, plant management, inspection costs, product engineering and internal transfer costs. In addition, all depreciation associated with assets used to produce composite products and make them saleable is included in cost of sales. Direct labor costs consist of salaries, benefits and other personnel related costs for employees engaged in the manufacture of the Company’s products.

Transition and startup costs represent the unallocated factory overhead relating to the transition of wind blade models at the request of the Company’s customers and startup costs related to new manufacturing facilities. The transition and startup costs are primarily fixed overhead costs, incurred during the period production facilities are under-utilized while transitioning wind blade models and ramping up manufacturing, that are not allocated to products and are expensed as incurred. The cost of sales for the initial wind blades from a new model manufacturing line is generally higher than when the line is operating at optimal production volume levels due to inefficiencies during ramp-up related to labor hours per blade, cycle times per blade and raw material usage. Additionally, manufacturing overhead as a percentage of net sales is generally higher during the period in which a facility is ramping up to full production capacity due to underutilization of the facility. Manufacturing overhead at each of the Company’s facilities includes virtually all indirect costs incurred at the plants, including engineering, finance, information technology, human resources and plant management.

(d) General and Administrative Expense

General and administrative costs include the costs associated with corporate personnel, corporate headquarters and research and development costs of $0.8 million, $0.6 million, and $0.8 million in 2014, 2013, and 2012, respectively.

(e) Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value.

As of December 31, 2014 and 2013, the Taicang plants had cash of $12.3 million and $3.8 million, respectively, in bank accounts in China. As of December 31, 2014 and 2013, the Dafeng plant had cash of $4.4 million and $3.3 million in bank accounts in China. The Chinese government imposes certain restrictions on transferring that cash out of the country. The local governments in Turkey and Mexico impose no such restrictions on transferring cash out of the respective country. Also, there are long-term deposits in interest bearing accounts of $3.5 million in China and $1.9 million in Mexico. See note 10, Other Noncurrent Assets.

The Company has provided fully cash-backed letters of credit in connection with the facility leases for the operations in Warren, Rhode Island and Izmir, Turkey. Cash related to the Rhode Island and Turkey operations is being held in restricted bank accounts in the amounts of $0.8 million and $2.7 million as of December 31, 2014 and 2013, respectively until the expiration of the related letters of credit.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f) Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company follows the allowance method of recognizing uncollectible accounts receivable, which recognizes bad debt expense based on a review of the individual accounts outstanding and prior history of uncollectible accounts receivable. Credit is extended based on evaluation of each customer’s financial condition and is generally unsecured. Accounts receivable are typically due within 30 days and are stated net of an allowance for doubtful accounts in the consolidated balance sheets. Accounts are considered past due if outstanding longer than contractual payment terms. The Company records an allowance based on consideration of a number of factors, including the length of time trade accounts are past due, previous loss history, the credit-worthiness of individual customers, economic conditions affecting specific customer industries, and economic conditions in general. The Company charges-off accounts receivable after all reasonable collection efforts have been exhausted. The Company credits payments subsequently received on such receivables to bad debt expense in the period payment is received. The Company records delinquent finance charges on outstanding accounts receivables only if they are collected. The Company did not write off any material amounts due during 2014, 2013 or 2012, and does not have any off-balance-sheet credit exposure related to its customers. See note 5, Accounts Receivable.

As of December 31, 2012, the Company’s allowance for doubtful accounts balance was $58,000. During the year ended December 31, 2013, no additional expense or recoveries were recorded; however, the $58,000 allowance balance was reversed leaving a zero allowance balance as of December 31, 2013. During the year ended December 31, 2014, there was no expense, write offs or recoveries recorded leaving a zero allowance as of December 31, 2014.

(g) Inventories

Inventories are stated at the lower of cost or market. Market value is determined by the current replacement cost and is compared to the carrying cost of the inventory to determine if a write-down is necessary. Cost is determined using the first-in, first-out method for raw materials and specific identification for work in process and finished goods inventories. Actual cost includes the cost of materials, direct labor, and applied manufacturing overhead. Write-downs to reduce the carrying cost of obsolete, slow-moving, and unusable inventory to market value are recognized in cost of goods sold. The effect of these write-downs is to establish a new cost basis in the related inventory, which is not subsequently written up. See note 6, Inventories, for the break out of inventory between raw materials, work in process and finished goods at the years ended December 31, 2014 and 2013.

(h) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation and amortization of property, plant, and equipment is calculated on the straight-line method over the estimated useful lives of the assets. See note 8, Property, Plant and Equipment.

Estimated useful lives
Machinery and equipment	7–10 years
Buildings	20 years
Leasehold improvements	5 to 10 years, or the term of the lease, if shorter
Office equipment and software	3 to 5 years
Furniture	5 years
Vehicles	5 years

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i) Recoverability of Long-Lived Assets

The Company reviews property, plant and equipment and other long-lived assets in order to assess recoverability based on expected future undiscounted cash flows whenever events or circumstances indicate that the carrying value may not be recoverable. If the sum of the expected future net cash flows is less than the carrying value, an impairment loss is recognized. The impairment loss is measured as the amount by which the carrying value exceeds the fair value of the asset.

(j) Goodwill and Intangible Assets

Goodwill represents the excess of the acquisition cost of an acquired company over the estimated fair value of assets acquired and liabilities assumed. Goodwill is evaluated for impairment annually and whenever events or circumstances make it likely that impairment may have occurred. In determining whether impairment has occurred, the Company uses a two-step approach. Step one compares the fair value of the related reporting unit (calculated using the discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the implied fair value of goodwill is less than the carrying amount of goodwill, impairment is recognized for that difference. Goodwill represents the excess of the acquisition cost of Composite Solutions, Inc. from True North Partners, LLC in September 2004 over the fair value of identifiable assets acquired and liabilities assumed. The Company performed its annual goodwill impairment test at the end of the fiscal year and determined that no impairment charge was necessary to adjust the carrying value of goodwill as of December 31, 2014.

Intangible assets were acquired in a business acquisition and provide contractual or legal rights, or other future benefits that could be separately identified. The Company’s valuation of identified intangible assets was based upon discounted cash flow estimates that require significant management judgment with respect to revenue and expense growth rates, changes in working capital, and the selection and use of the appropriate discount rate. The intangible assets are amortized over their estimated useful life. Intangible assets with indefinite lives are evaluated for impairment annually and whenever events or circumstances make it likely that impairment may have occurred. See note 9, Intangible Assets, Net.

(k) Warranty Expense

The Company provides a limited warranty for its mold and wind blade products, including parts and labor, with terms and conditions that vary depending on the product sold, for periods that range from two to five years. Warranty expense is recorded based upon estimates of future repairs using a probability-based methodology. Once the warranty period has expired, any remaining unused warranty accrual for the specific products is reversed against the current year warranty expense amount. The warranty accrual balance was $6.2 million and $3.7 million as of December 31, 2014 and 2013, respectively.

(l) Foreign Currency Translation Adjustments

The reporting currency of the Company is the U.S. dollar. However, the Company has non-U.S. operating segments in Mexico, Turkey and China.

•	The Mexico operation commenced in 2013 and maintains its books and records through two legal entities, one of which is denominated in U.S. dollars and the other in the local Mexican currency.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

•	The Turkey operation commenced in 2012 and maintains its books and records in the local Turkish currency.

•	The Taicang Port operation commenced in 2007, the Dafeng operation commenced in 2013 and the Taicang City operation commenced in 2014. These Chinese entities maintain their books and records in the local Chinese currency.

•	TPI China, LLC, the U.S. parent company of Taicang and a wholly-owned subsidiary of TPI Composites, Inc., maintains its books and records in U.S. dollars.

Foreign currency-denominated assets and liabilities are translated into U.S. dollars at exchange rates existing at the respective balance sheet dates. Results of operations of foreign subsidiaries are translated at the average exchange rates during the respective periods. Foreign currency transaction gains and losses are reported in realized gain (loss) on foreign currency remeasurement in the Company’s consolidated statements of operations. Translation adjustments are reported in accumulated other comprehensive income (loss) in the Company’s consolidated balance sheets. Currency translation adjustments for the years ended December 31, 2014, 2013 and 2012 amounted to $(0.1) million, $0.7 million and $15,000, respectively.

(m) Share-Based Compensation

The Company accounts for its share-based compensation expense for awards granted based on the estimated fair value of awards on the date of grant using the Black-Scholes valuation model. The Company did not grant any awards during the years ended December 31, 2014, 2013 or 2012. The Company’s Long-Term Incentive Plan (LTIP) concluded in accordance with its terms on January 1, 2012, along with stock appreciation rights (SARs) and unit appreciation rights (UARs) granted under the 2008 Stock Option and Grant Plan (the Plan). The liability in connection with the UARs was adjusted to zero during 2012 after the contractual term of the awards expired prior to achievement of the performance requirement, and it was determined that there would be no compensation paid to the UAR holders. The Company recognizes share-based compensation expense for stock options over the requisite service periods. The Company is responsible for determining the fair value assessments of its common shares and has used an acceptable valuation method to calculate the fair value of the Company’s equity. The Company estimated the volatility of its share price using share volatility of comparable companies within its industry. See note 12, Share-Based Compensation.

(n) Leases

Leases are classified as either operating leases or capital leases. Assets acquired under capital leases are amortized on the same basis as similar property, plant and equipment. Rental payments, including rent holidays, leasehold incentives, and scheduled rent increases are expensed on a straight-line basis. Leasehold improvements are amortized over the shorter of the depreciable lives of the corresponding fixed assets or the lease term including any applicable renewals.

(o) Debt Issuance Costs

Costs associated with the issuance of debt are included in other noncurrent assets and are amortized over the term of the related debt using the effective interest rate method. Debt issuance discounts are presented net of the related debt and are amortized over the term of the debt.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(p) Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 740, Income Taxes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are projected to be recovered or settled. Realization of deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income of an appropriate character in future periods. A valuation allowance is established if it is determined to be more likely than not that a deferred tax asset will not be realized. Interest and penalties related to unrecognized tax benefits are reported as interest expense and income tax expense, respectively. See note 18, Income Taxes.

(q) Net Loss Per Share Calculation

The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during a period. Diluted income per common share is computed by dividing the net income, adjusted on an as-if-converted basis, by the weighted average number of common shares outstanding plus potentially dilutive securities. The Company has other potentially dilutive securities outstanding that are not shown in a diluted net loss per share calculation because their effect in 2014, 2013 and 2012 would be anti-dilutive. These potentially dilutive securities excluded from the calculation include common shares issued upon conversion or exercise of convertible and redeemable preferred shares, options and warrants. At December 31, 2014, assuming an event other than a qualified initial public offering, these securities included convertible preferred shares of 12,437, warrants of 269 and stock options of 99 for a total of 12,805 dilutive securities. At December 31, 2013, assuming an event other than a qualified initial public offering, these securities included convertible preferred shares of 12,437, warrants of 130 and stock options of 96 for a total of 12,663 dilutive securities. At December 31, 2012, assuming an event other than a qualified initial public offering, these securities included convertible preferred shares of 12,437, and stock options of 111 for a total of 12,548 dilutive securities.

(r) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant, and equipment, realizability of intangible assets and deferred tax assets, inventory valuation, relative selling prices for revenue recognition, fair value of stock options and warrants, warranty reserves, and other contingencies.

(s) Fair Value of Financial Instruments

FASB ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value is follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3: Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimate of assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of cash and cash equivalents, trade accounts receivable, income taxes receivable, accounts payable and accrued expenses and income taxes payable approximate fair value because of the short-term nature of these financial instruments. The carrying amount of working capital loans approximates fair value due to their short term nature and the loans carry a current market rate of interest, a level 2 input. The carrying value of long-term debt approximates fair value based on its variable rate index or based upon market interest rates available to the Company for debt of similar risk and maturities, both of which are level 2 inputs.

(t) Recently Issued Accounting Pronouncements

In 2014, the FASB issued Accounting Standards Update (ASU) 2014-15, Presentation of Financial Statements—Going Concern and ASU 2014-09, Revenue from Contracts with Customers.

ASU 2014-15 requires management to perform an assessment of going concern and under certain circumstances disclose information regarding this assessment in the footnotes to the financial statements. ASU 2014-15 is effective for the Company beginning January 1, 2016.

ASU 2014-09 created ASC Topic 606, which will replace all current GAAP guidance on the topic of revenue recognition and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective for the Company beginning January 1, 2017 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.

The Company is evaluating the impact of adopting these new accounting standards on its financial statements. There have been no other recent accounting pronouncements or changes in accounting pronouncements during the current year that are of significance, or potential significance, to the Company.

Note 2. Significant Risks and Uncertainties

The Company’s revenues and receivables are from a small number of customers. As such, the Company’s production levels are dependent on these customers’ orders. See note 19, Concentration of Customers.

The Company maintains its U.S. cash in bank deposit accounts that, at times, exceed U.S. federally insured limits. U.S. bank accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) in an amount up to $250,000 during 2014 and 2013. At December 31, 2014 and 2013, the Company had $26.0 million and $4.3 million, respectively, of cash in deposit accounts in U.S. banks, which was in excess of FDIC limits. The Company has not experienced losses in any such accounts.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company also maintains cash in bank deposit accounts outside the U.S. with no insurance. This includes Mexico ($0.4 million), China ($16.7 million) and Turkey ($0.5 million). The Company has not experienced losses in these accounts. The Company has long-term deposits in interest bearing accounts of $3.5 million in China and $1.9 million in Mexico. See note 10, Other Noncurrent Assets.

Note 3. Investments in Joint Ventures and Noncontrolling Interest

In January 2012, the Company agreed to convey its interest in VienTek, a joint venture with Mitsubishi Power Systems, Inc. (MPS) to that partner for no cash consideration. The Company managed the VienTek operation during 2012 through its dissolution for cash consideration and provided storage and maintenance of molding systems to produce spare wind blades at the request of MPS and allowed MPS to use its blade manufacturing process technology in Japan at no charge, for an unlimited period of time. The Company purchased substantially all of VienTek’s fixed assets and VienTek was responsible for closing costs, including a management fee paid to the Company, and severance for terminated VienTek employees when the joint venture was dissolved. The management fee billed to and collected from VienTek was $1.5 million for the year ended December 31, 2012 and is included in net sales in the consolidated statements of operations. There was no management fee earned or billed in 2014 or 2013. The Company accounted for its 50 percent interest in VienTek using the equity method of accounting. The Company historically recorded its portion of the income (loss) in other income on the consolidated statements of operations. No income or loss was recorded by the Company during 2012 as the operating loss was fully funded by MPS. Prior to acquiring the fixed assets of VienTeck, the Company built components and performed certain services for VienTek. During the year ended December 31, 2012, the Company billed VienTek $0.06 million for these services.

In March 2012, the Company entered into a joint venture with ALKE by purchasing 75 percent of the registered shares of TPI Kompozit Kanat Sanayi Ve Ticaret A.S. (Turkey) for total consideration of $6.1 million. Of the $6.1 million, $3.8 million was paid by the Company to ALKE and the remaining $2.3 million was allocated to a customer agreement, which is included in intangible assets on the consolidated balance sheets. See note 9, Intangible Assets, Net. The customer agreement is being amortized over the life of the related supply agreement of 45 months.

Turkey entered into a supply agreement with a customer in December 2011 for wind blade inventories manufactured in Izmir, Turkey. The supply agreement, as amended in March 2012, also contained terms for secured zero-interest customer advances totaling approximately $5.0 million. The advances were repaid as inventory is sold to the customer through a reduction in the receivable from the customer. The advance was paid in full in April 2014. See note 11, Customer Deposits and Current Maturities of Customer Advances.

In December 2013, the Company acquired the remaining 25 percent interest in Turkey for $0.5 million in cash and $3.5 million in notes payable making Turkey a wholly-owned subsidiary of the Company.

The Turkey noncontrolling interest’s share of the net loss for 2013 through the date of the acquisition was $2.3 million. The amount of loss from the Turkey noncontrolling interest was tax effected at the statutory rate in Turkey of 20 percent adjusting for deferred tax treatment and permanent differences with a net tax benefit allocation of $0.5 million.

Note 4. Related-Party Transactions

The Company has entered into several agreements with subsidiaries of General Electric Company and consolidated affiliates (GE) relating to the operation of its business. As a result of these agreements, GE is a debtor, creditor and holder of preferred shares as of December 31, 2014 and 2013.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As disclosed at note 19, Concentration of Customers, for the years ended December 31, 2014, 2013 and 2012, the Company recorded related-party sales with GE of $234.8 million, $196.1 million and $144.8 million, respectively. The Company has entered into four separate supply agreements with GE for inventories manufactured at the Newton, Iowa; Taicang, China; Juárez, Mexico and Izmir, Turkey manufacturing facilities. As a result of the supply agreements, GE is the Company’s largest customer. As of December 31, 2014 and 2013, the Company has accounts receivables related to sales to GE of approximately $14.1 million and $11.6 million, respectively. In connection with three of the supply agreements with GE, the Company secured zero-interest customer advances of $8.0 million (Taicang), $6.5 million (Iowa), and $5.0 million (Turkey) to be provided over the startup period of each facility. The outstanding balance of customer advances from GE as of December 31, 2013 was $4.1 million. In July 2014, Iowa received an advance payment from GE in the amount of $2.5 million. The remaining balances were paid in full in connection with the new credit facility obtained in August 2014 (Note 14). See note 11, Customer Deposits and Current Maturities of Customer Advances.

Since October 2007, the Company has issued three series of preferred shares. In connection with the preferred share issuances, the Company sold Series B, Series B-1, and senior redeemable preferred shares to GE. As a result of these transactions, GE beneficially owns approximately 11.2 percent of the Company as of December 31, 2014. See note 15, Convertible and Senior Redeemable Preferred Shares and Warrants.

Note 5. Accounts Receivable

Accounts receivable at December 31 consisted of the following (in thousands):

	2014	2013
Trade accounts receivable	$42,394	$14,543
Other accounts receivable	2,038	965

Total accounts receivable	$44,432	$15,508

Note 6. Inventories

Inventories at December 31 consisted of the following (in thousands):

	2014	2013
Raw materials	$20,431	$10,129
Work in process	15,452	5,570
Finished goods	8,134	4,469

Total Inventories	$44,017	$20,168

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 7. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets at December 31 consisted of the following (in thousands):

	2014	2013
Refundable value-added tax	$11,060	$5,283
Deposits	5,502	3,134
Rebates	494	1,358
Deferred financing fee	—	563
Other prepaid expenses	1,460	502
Deferred tax asset	590	54
Other current assets	1,254	241

Total prepaid expenses and other current assets	$20,360	$11,135

Note 8. Property, Plant, and Equipment, net

Property, plant, and equipment, net at December 31 consisted of the following (in thousands):

	2014	2013
Machinery and equipment	$39,050	$24,975
Buildings	10,787	10,826
Leasehold improvements	8,114	3,149
Office equipment and software	3,137	2,576
Furniture	6,330	2,857
Vehicles	255	137
Construction in progress	10,196	11,345

Total	77,869	55,865
Accumulated depreciation	(26,070)	(20,900)

Property, plant and equipment, net	$51,799	$34,965

As of December 31, 2014, the Company had undertaken major projects including the expansions of the Newton, Iowa facility and both of the wind blade production facilities in China, the purchase of equipment and an additional exterior structure for the operations in Mexico as well as facility improvements and the purchase of equipment and machinery needed to increase production in Turkey up to six manufacturing lines.

Total depreciation for the years ended December 31, 2014, 2013 and 2012 was $6.7 million, $4.5 million and $4.7 million, respectively.

As of December 31, 2014, the cost and accumulated depreciation of property, plant and equipment that the Company is leasing under capital lease arrangements is $12.2 million and $4.8 million, respectively. As of December 31, 2013, the cost and accumulated depreciation of property, plant and equipment that the Company is leasing under capital lease arrangements is $5.6 million and $0.6 million, respectively.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 9. Intangible Assets, Net

Carrying values and estimated useful lives of intangible assets as of December 31, 2014, consisted of the following (in thousands):

	Estimated Useful Life	Cost	Accumulated Amortization	Net
Patents	13 years	$2,000	$(1,577)	$423
Customer agreements	3 years 9 months	2,328	(1,714)	614
Trademarks	Indefinite	150	—	150

		$4,478	$(3,291)	$1,187

Carrying values and estimated useful lives of intangible assets as of December 31, 2013, consisted of the following (in thousands):

	Estimated Useful Life	Cost	Accumulated Amortization	Net
Patents	13 years	$2,000	$(1,423)	$577
Customer agreements	3 years 9 months	2,328	(1,100)	1,228
Trademarks	Indefinite	150	—	150

		$4,478	$(2,523)	$1,955

The weighted average amortization period for the Company’s amortizable intangible assets is 7.4 years. During the years ended December 31, 2014, 2013 and 2012, the Company recorded amortization expense of $0.8 million, $0.8 million and $0.6 million, respectively.

Estimated amortization of the amortizable intangible assets for each of the years ending December 31 is expected to be (in thousands):

2015	$768
2016	154
2017	115

$1,037

Note 10. Other Noncurrent Assets

Other noncurrent assets at December 31 consisted of the following (in thousands):

	2014	2013
Deposits	$5,909	$3,576
Land use right	1,951	2,003
Deferred financing fees	4,256	862
Deferred tax asset	355	467
Other	730	332

Total other noncurrent assets	$13,201	$7,240

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The land use right was purchased during 2007 and permits the Company to use the land where its Taicang Port, China facility is situated. The Company is amortizing the land use right on a straight-line basis over its 50 year life. Amortization of the land use right began upon the opening of the plant in 2008.

Note 11. Customer Deposits and Current Maturities of Customer Advances

The Company regularly enters into contracts for the production of composite structures that require the purchase of raw materials specific to the customers’ orders. As such, the Company may require that customers pay a deposit prior to the beginning of production. The customer deposits are recorded as current liabilities in the consolidated balance sheets and are reduced as the Company invoices its customers for work performed or the products are delivered. As of December 31, 2014 and 2013, the Company had customer deposits of $12.1 million and $12.0 million, respectively.

The Company may receive customers advances used to assist with the cash required for the transition and startup of operations at facilities. Interest on these advances is imputed and a discount is recorded on the customer advances. The rate used approximates that which the Company estimates it could have received if financed from third parties. The discount is recorded as deferred revenue and recognized as net sales on a straight-line basis over the term of the supply agreements with the customer.

Customer advances received from GE through July 2014 included $9.0 million for the Newton, Iowa plant; $8.0 million for the plant in Taicang, China and $5.0 million for the plant in Turkey. In connection with the debt refinancing on August 19, 2014 as detailed in Note 14, Long-term debt, the remaining advance payments were paid off in full.

In 2014, the Company’s Mexico segment received aggregate advance payments of $2.0 million as well as manufacturing equipment valued at $0.8 million from one of its customers to help fund the startup of the plant in Mexico. The agreement, as amended May 20, 2014, requires the Company to repay the advance payments and equipment cost without interest, through future credits against the first 66 products sold to the customer. As of December 31, 2014, $1.6 million of the balance has been repaid through credits. Customer advances at December 31 consisted of the following (in thousands):

	2014	2013
Customer advances, beginning of year	$4,149	$8,529
Customer advances received	5,280	—
Less: Repayments	(8,258)	(4,380)

Total customer advances, end of year	1,171	4,149
Less: Current portion of customer advances	1,171	3,158

Customer advances, net of current portion	$—	$991

Note 12. Share-Based Compensation

The Company has two share incentive plans, the 2004 Long-Term Incentive Plan and the 2008 Stock Option and Grant Plan. As discussed in note 1, the Company has historically measured the share-based compensation expense for SARs and stock options granted under the Plan based upon the estimated fair value of the related award on the date of grant. The Company did not grant any awards of stock options or SARs during the years ended December 31, 2014 and 2013. The Company recognizes the compensation expense over the awards’ requisite service periods. The weighted average fair values were calculated using the Black-Scholes option pricing model.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company uses historical data to estimate the expected dividend yield and uses share volatility of comparable companies within its industry to determine the expected volatility of the Company’s shares in determining the fair value of the stock options. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant. The expected life of the options represents the estimated length of time the options are expected to remain outstanding, utilizing the simplified method as prescribed by authoritative guidance. The Company chose to use the simplified method due to the insufficient history of its equity instruments.

(a) Long-Term Incentive Plan

During 2004, the Company’s board of directors and original common shareholders approved the LTIP to provide incentive to the participants (Company management) by awarding them with a cash payment equal to 20 percent of the sale proceeds of the original common shares upon the sale of the Company, provided the original investors in the Company received at least a 20 percent compounded rate of return on their investment (Incentive Pool). The LTIP plan was structured using UARs as the awards that were granted to participants and vested over five years. The awards were to be funded by the original common shareholders from their sale proceeds from a Sale Event, which is defined as a dissolution; a liquidation; a sale of substantially all Company assets or outstanding capital stock to an unrelated party; a merger, reorganization or consolidation in which the outstanding shares of the Company’s capital stock are converted into or exchanged for securities of the successor entity and the holders of the Company’s outstanding voting power immediately prior to the transaction do not own a majority of the outstanding voting power of the successor entity immediately upon completion of the transaction; or any other transaction in which the owners of the Company’s outstanding voting power prior to the transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of the transaction. The common shareholders had an election to fund the awards with cash, shares or shares received in a transaction. The UARs were classified as a liability due to the original common shareholders’ intention to settle the awards with cash. The Company would then have used the cash provided by the common shareholders to pay the eligible plan participants.

The ownership of UARs entitled a participant to receive payment based on the number of UARs that they had been awarded if certain measures take place that constitute a Sale Event, the other requirement is that an Incentive Pool must be available at the time of the Sale Event.

During 2008, the LTIP was modified to include a trigger for payout, to freeze the value of the Incentive Pool and to place a cap on the LTIP payout, referred to as the LTIP Stub. The value of the LTIP Stub was capped at $14.6 million and was subject to a decrease in value through future Company valuations, but could not increase. The $14.6 million cap was based on a maximum of 1,000 UARs. As of December 31, 2011, the Company had 911.5 UARs outstanding.

During March 2011, the Company determined that it was not probable that there would be a Sale Event prior to January 1, 2012. Therefore, the Company stopped accruing the liability in connection with the LTIP Stub. On January 1, 2012, the contractual term of the awards expired prior to achievement of the performance requirement and the Company determined that no payout of the LTIP Stub was earned as the requirement for a sale transaction had not occurred prior to the expiration of the awards, and therefore, no payout would occur. The Company reversed the liability of $10.7 million that had been recorded in connection with the LTIP Stub as a reduction in share-based compensation expense. This reduction in expense is included in share-based compensation expenses in the consolidated statements of operations for the year ended December 31, 2012.

(b) 2008 Stock Option and Grant Plan

During 2008, the board of directors approved the 2008 Stock Option and Grant Plan, whereby the Company reserved 2,968 shares to be available for issuance under the Plan. Of the 2,968 shares, 2,146 SARs

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

with an exercise price of $6,205 have been granted to the holders of the UARs under the LTIP. The SARs are settled through the issuance of common shares to the individual, with any fractional shares to be paid in cash. The SAR awards vest over a five-year period starting with the original grant date of the UARs. The SARs were not exercisable until the earlier of a Sale Event or January 1, 2012, provided the fair market value of a share of common stock is greater than the exercise price of the SARs, then all vested SARs shall automatically be exercised and all unvested SARs shall automatically be forfeited. The SARs were expensed over the period from May 2008 through December 2011, the requisite service period. Since there was no Sale Event by January 1, 2012 and the fair market value of a share of common stock was less than the exercise price of the SARs, all SARs and UARs were forfeited during 2012.

The LTIP plan concluded in accordance with its terms on January 1, 2012, and all SARs and UARs granted under the Plan expired.

In addition, the Company granted 10-year term stock options to employees and directors during 2010. Based on their grant date, the stock options vest over a 4- or 5-year period. There were 4,408 options available to be granted under the Plan. The details of the Plan’s activity for the years ended December 31, 2014, 2013 and 2012 are as follows:

	Number of SARS and Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Outstanding as of December 31, 2011	2,152	$5,770	$—
Exercisable as of December 31, 2011	2,040	5,918	—
2012 grants	—	—	—
2012 exercises	—	—	—
2012 cancellations/forfeitures	(2,016)	5,952	—
Outstanding as of December 31, 2012	136	3,057	—
Exercisable as of December 31, 2012	111	3,057	—
2013 grants	—	—	—
2013 exercises	—	—	—
2013 cancellations/forfeitures	(37)	3,057	—
Outstanding as of December 31, 2013	99	3,057	0.33 million
Exercisable as of December 31, 2013	96	3,057	0.32 million
2014 grants	—	—	—
2014 exercises	—	—	—
2014 cancellations/forfeitures	—	—	—
Outstanding as of December 31, 2014	99	3,057	0.33 million
Exercisable as of December 31, 2014	99	3,057	0.33 million

The following table summarizes information concerning outstanding exercisable stock option awards as of December 31, 2014:

	Options Exercisable
Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$3,057	99	$3,057

As of December 31, 2014 and 2013, there was no unrecognized compensation cost related to unvested awards.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The total fair value of shares that vested during 2014 and 2013 was $10,000 and $45,000, respectively.

There were no stock options exercised during the years ended December 31, 2014, 2013 and 2012. During the years ended December 31, 2014, 2013 and 2012, the Company recorded in general and administrative expenses, share-based compensation expense of zero, $36,000 and $0.3 million, respectively, in connection with the stock options listed above.

Note 13. Forgivable Debt and Grants

During 2010, the Company was awarded a grant by the Massachusetts Clean Energy Center (MASSCEC) in the amount of $0.3 million for jobs creation and retention at its facility in Massachusetts. The terms of the grant state that the Company has to create a certain number of full-time employment positions during the five years ended June 2015. During 2012, it was determined that the Company would not create the jobs required to be created and retained under the agreement and reclassified the $0.3 million into other current liabilities. The grant is to be repaid starting April 2013, over a twelve month period, with an annual interest rate of 6.0 percent. The grant was repaid in full on March 2014. As of December 31, 2013, the balance due on the grant was $0.06 million.

During 2012, the Company entered into a grant by DMACC referred to as the Iowa New Jobs Training Agreement, pursuant to Chapter 260E of the Code of Iowa. The program grant is fixed and determinable each year and is a direct cost reimbursement grant agreement limiting reimbursement to those actual costs incurred up to the cap per the agreement. The approximate value of the grant is estimated at $0.6 million. For the years ended December 31, 2014 and 2013, there were approximately $0.1 million and $0.5 million, respectively, of actual costs incurred for direct reimbursement under the grant. As of December 31, 2014 the grant was fully repaid and the amount due as of December 31, 2013 of $0.5 million was classified as other accounts receivable.

Note 14. Long-Term Debt, Net of Discount

Long-term debt, net of discount, as of December 31 consisted of the following (in thousands):

	2014	2013
Senior term loan—U.S.	$55,000	$15,000
Subordinated Convertible Promissory Notes—U.S.	10,000	—
Equipment Capital Lease—U.S.	2,181	73
Working capital loans—China	19,120	13,121
Accounts receivable financing—China	5,393	—
Accounts receivable financing—Turkey	24,206	2,183
Unsecured financing—Turkey	7,034	—
Equipment capital lease—Turkey	4,296	4,528
Working capital loan—Turkey	3,000	3,000
Equipment loan—Mexico	—	440
Construction Financing—Mexico	844	—
Equipment capital lease—Mexico	65	—

Total long-term debt	131,139	38,345
Less: Discount on debt	(6,034)	(358)

Total long-term debt, net of discount	125,105	37,987
Less: Current maturities of long-term debt	(62,385)	(20,024)

Long-term debt, net of discount and current maturities	$62,720	$17,963

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

U.S.: In February 2014, the Company entered into an agreement to borrow $5.0 million through an existing term loan with a financial institution. The borrowing provided for additional financial covenants on the entire $20.0 million borrowed from the lender. The Company granted the lender warrants for the right to purchase up to 40 shares of preferred stock of the Company. The warrants expire seven years after the effective date of the loan. The Company recorded these warrants at their fair value upon issuance of $0.1 million in accordance with FASB ASC Topic 480, Distinguishing Liabilities from Equity. This amount was accounted for as a debt discount and an increase in redeemable preferred share warrants. The Company will amortize the value of the debt discount as interest expense over the term of the loan. The loan’s interest only period was through June 1, 2014. The loan bore interest at 11.25 percent and was to mature on June 1, 2016. In connection with a new credit facility in 2014, as detailed below, the term loan was repaid in full and the remaining debt discount of $1.3 million was fully expensed within the caption “Loss on extinguishment of debt” in the accompanying consolidated statements of operations.

In February 2014, the Company entered into a note purchase agreement with two of its current investors for the purchase of $5.0 million of subordinated convertible promissory notes of the Company. The promissory notes bore interest at a rate of 12 percent per annum, payable quarterly, starting April 1, 2014. In connection with the agreement, the Company granted the holders of the notes warrants for the right to purchase up to 40 shares of preferred stock of the Company. The warrants are earned monthly over 12 months, and expire seven years after the effective date of the loan. The Company recorded the warrants received at their fair value upon issuance of $0.1 million in accordance with FASB ASC Topic 480. This amount was accounted for as a debt discount and an increase in redeemable preferred share warrants. The Company will amortize the value of the debt discount as interest expense over the term of the notes. In connection with the new credit facility described below, the promissory notes were paid in full and the remaining debt discount was fully expensed within the caption “Loss on extinguishment of debt” in the accompanying consolidated statements of operations.

In March 2014, the Company entered into a lease agreement with a leasing company for the lease of up to $2.2 million of machinery and equipment at its Iowa facility. The base lease rate factor is 0.04250 with an implied effective interest rate of 4.3 percent annually, and requires monthly payments of approximately $0.09 million during the 24 month term.

On August 19, 2014, the Company entered into a new credit facility (Credit Facility) with a financial institution to borrow up to $75.0 million in order to refinance existing indebtedness, fund future growth opportunities and current operations. The initial amount drawn on the closing date was $50.0 million. The proceeds of the delayed draw term loan will be used to finance facility expansion projects and for other purposes per the loan agreement. The borrowing has an initial term of four years, provides for various financial covenants and bears interest at the London Interbank Offered Rate (LIBOR), with a 1.00 percent floor, plus 8.00 percent. The Company will be required to pay 1.25 percent of the outstanding principal loan balance each quarter beginning September 30, 2015. The Company will also be limited to annual capital expenditure amounts and excess cash flow sweep requirements.

In connection with the initial draw on the Credit Facility, the Company repaid the senior term loan of $20.0 million plus accrued interest, a prepayment penalty and a termination fee. The prepayment penalty and termination fee amounted to $1.6 million and are included within the caption “Loss on extinguishment of debt” in the consolidated statements of operations. The Company also repaid $5.0 million of subordinated convertible promissory notes (referenced above) plus accrued interest as well as $5.7 million of customer advances outstanding at the time of the refinancing. In addition, there were debt issuance costs of $4.7 million which are being amortized to interest expense over a period of 48 months using the effective interest method.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On December 29, 2014, the Company made an additional draw of $5.0 million on the Credit Facility to assist in funding the expansion of the Dafeng, China plant. This increased the amount outstanding under the Credit Facility as of December 31, 2014 to $55.0 million.

In conjunction with the additional funding under the Credit Facility discussed above, on December 29, 2014, the Company entered into a note purchase agreement with five of the Company’s current investors for the purchase of $10.0 million of subordinated convertible promissory notes. The notes bear interest at a rate of 12 percent per annum and will automatically mature and be due and payable on the earlier of the completion of any change of control or qualified initial public offering, or at the election of the holders of the notes at any time after the occurrence of an event of default. The Company has the right to prepayment without the consent of the note holders and the note holders hold conversion rights upon future financing into new equity financing or convertible note financing. This note purchase agreement contains a beneficial conversion feature which was valued at $5.2 million based on the difference between the fair value of the Company’s stock as of the commitment date as compared to the most favorable conversion rate that will be available to the investor during the term of the loan. This amount was accounted for as a debt discount and an increase in shareholders’ equity. The debt discount will be accreted to interest expense ratably over the term of the notes.

Turkey: During 2014, the Company renewed a general credit agreement with a financial institution in Turkey to provide up to $20.0 million of short-term collateralized financing on invoiced accounts receivable of one of Turkey’s customers. Interest accrues at an average rate of 6.00 percent annually and is paid monthly. In December 2014, Turkey obtained an additional $7.0 million of unsecured financing under the credit agreement and increased the facility total to $27.0 million. All credit agreement terms remained the same. The credit agreement does not have a maturity date, however the limits are reviewed in September of each year. Amounts outstanding under this agreement as of December 31, 2014 include $17.8 million of accounts receivable financing and $2.1 million of unsecured financing.

In December 2014, the Company entered into a credit agreement with a Turkish financial institution to provide up to $16.0 million short-term financing of which $10.0 million is collateralized financing on invoiced accounts receivable of one of Turkey’s customers and the remaining $6.0 million is unsecured. Interest accrues at an average rate of 5.5 percent. The credit agreement does not have a maturity date, however the limits are reviewed in September of each year. Amounts outstanding under this agreement as of December 31, 2014 include $6.4 million of accounts receivable financing and $4.9 million of unsecured financing.

China: The Company entered into working capital loans at various times during 2014 with two financial institutions. The working capital loans were entered into between March and December 2014 aggregating $18.0 million. Of the total, $12.0 million accrues interest at 6.3 percent annually, $2.7 million accrues at 6.0 percent annually and the remaining $3.3 million accrues interest at between 15.0 and 18.0 percent annually. Dafeng entered into three working capital loans and three accounts receivable financing loans with a financial institution. These working capital and accounts receivable financing loans were entered into between July and December 2014 aggregating $6.5 million and accrue interest at between 6.16 percent and 8.0 percent annually. All interest is payable quarterly. The principal on these loans is scheduled to be paid from between 12 to 36 months from each loan origination date but have been, and are anticipated to continue to be, renewed at their maturities. As collateral for the above working capital loans, the financial institution received a security interest in China’s buildings and land (use rights).

Mexico: In July 2014, the Company entered into a construction financing agreement related to a building with a total value of $1.6 million. Interest accrues at 7.00 percent annually and is paid monthly. The agreement requires monthly payments between August 2014 and September 2015.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Due to the short-term nature of the working capital loans (China and Turkey), the Company estimates that fair-value approximates the face value of the notes.

For the years ended December 31, 2014, 2013 and 2012, $0.7 million, $0.2 million and zero debt issuance costs were amortized to interest expense in the Company’s consolidated statements of operations.

The average interest rate on the Company’s short-term borrowings as of December 31, 2014 and 2013 was approximately 6.4 percent and 7.4 percent, respectively.

The aggregate amount of maturities of debt at December 31, 2014, is as follows (in thousands):

2015	$63,024
2016	15,552
2017	3,451
2018	49,112

Total	$131,139

Note 15. Convertible and Senior Redeemable Preferred Shares and Warrants

Convertible and senior redeemable preferred shares and warrants at December 31 consisted of the following (in thousands):

	2014	2013
Series A convertible preferred shares, $0.01 par value; liquidation preference equal to $49,138; 3,551 shares authorized; 3,551 issued and outstanding at December 31, 2014 and 2013	$49,138	$47,375
Series B convertible preferred shares, $0.01 par value; liquidation preference equal to $39,600; 2,813 shares authorized; 2,287 issued and outstanding at December 31, 2014 and 2013	39,600	36,347
Series B-1 convertible preferred shares, $0.01 par value; liquidation preference equal to $50,430; 2,972 shares authorized; 2,972 shares issued and outstanding at December 31, 2014 and 2013	50,430	46,076
Series C convertible preferred shares, $0.01 par value; liquidation preference equal to $16,770; 2,944 share sauthorized; 2,944 shares issued and outstanding at December 31, 2014 and 2013	16,770	15,083
Senior redeemable preferred shares, $0.01 par value; liquidation preference equal to $62,202; 740 shares authorized; 740 shares issued and outstanding at December 31, 2014 and 2013	25,065	22,772
Super senior redeemable preferred shares, $0.01 par value; liquidation preference equal to $21,401; 1,024 shares authorized; 280 shares issued and outstanding at December 31, 2014 and 2013	7,262	—
Redeemable preferred share warrants; 248 and 120 warrants issued and outstanding at December 31, 2014 and 2013	1,084	438

Convertible and senior redeemable preferred shares and warrants:	$189,349	$168,091

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company has issued six series of preferred shares ($0.01 par value) as follows:

Series	Issuance Date	Proceeds (1)	Shares
Series A Preferred Shares	October 9, 2007	$21.7 million	3,551
Series B Preferred Shares	December 30, 2008	$19.6 million	2,287
Series B-1 Preferred Shares	May 22, 2009	$20.9 million	2,400
Series B-1 Preferred Shares	November 13, 2009	$4.9 million	572
Series C Preferred Shares	June 17, 2010	$8.9 million	2,944
Senior Redeemable Preferred Shares	March 24, 2011	$4.9 million	200
Senior Redeemable Preferred Shares	April 13, 2011	$1.0 million	40
Senior Redeemable Preferred Shares	September 21, 2011	$3.0 million	120
Senior Redeemable Preferred Shares	December 21, 2011	$3.5 million	140
Senior Redeemable Preferred Shares	March 19, 2012	$6.0 million	240
Super Senior Redeemable Preferred Shares	May 9, 2014	$2.9 million	120
Super Senior Redeemable Preferred Shares	June 30, 2014	$3.9 million	160

(1)	Proceeds above are shown net of transaction costs of $0.4 million, $0.4 million, $0.2 million, $0.1 million, $0.1 million and $0.2 million for Series A, Series B, Series B-1, Series C Preferred Shares, Senior Redeemable Preferred Shares and Super Senior Redeemable Preferred Shares, respectively.

In May 2014, the Company raised $3.0 million through the issuance of 120 shares of Super Senior Redeemable Preferred Stock (SSRPS) to a group of its current investors. The Company granted the investors warrants for the right to purchase up to 21 shares of preferred stock of the Company. On June 30, 2014, the Company raised an additional $3.9 million through the issuance of 160 shares of SSRPS to a group of its current investors. The Company granted the investors warrants for the right to purchase up to 27 shares of preferred stock of the Company. The warrants are exercisable for a period up to seven years.

SSRPS provides for a base price of $25,000 per share, and ranks senior to any share of senior preferred stock, preferred stock, common stock, and any other equity securities of the Company. SSRPS holders receive dividend rights equal to 10 percent of the SSRPS base price per annum. Dividends will accrue from the date of issuance, and are cumulative and compounded annually. SSRPS is redeemable, in the event of a liquidation event at three times the SSRPS base price, or $75,000 per share. SSRPS is redeemable, in the event of a qualified initial public offering, at an amount per share equal to 13.2211 shares of Common Stock. In the event the Company cannot satisfy the redemption, SSRPS stock outstanding will receive a liquidation premium amount for each share in connection with a liquidation event or qualified initial public offering. SSRPS stock also includes a redemption trigger, such that SSRPS stock is senior to the exercisable redemption rights of all other equity securities.

The preferred share balances have been accreted to the redemption amount as of the first date redemption can take place using the interest rate method. In addition, the preferred share balance includes cumulative preferred share dividends as required by the preferred share agreements. No accretion has been recorded for preferred shares that are not redeemable for cash on or after a specified date. The amount of the accretion and deemed dividends is included in the net income attributable to preferred shareholders in the consolidated statements of operations.

The Company recorded the warrants noted above at their fair value upon issuance of $0.2 million of redeemable preferred share warrants in the “mezzanine” section of the consolidated balance sheets.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Redeemable Preferred Share Warrants

The details of the warrant activity for the years ended December 31, 2014 and 2013 is as follows:

	Number of Warrants	Weighted-Average Exercise Price
Outstanding as of December 31, 2012	—	$—
2013 grants	120	8,748.81
2013 exercises	—	—
2013 forfeitures	—	—
2013 cancellations	—	—
2013 expirations	—	—
Outstanding as of December 31, 2013	120	8,748.81
2014 grants	128	8,748.81
2014 exercises	—	—
2014 forfeitures	—	—
2014 cancellations	—	—
2014 expirations	—	—
Outstanding as of December 31, 2014	248	$8,748.81

The warrants are reported at fair value in the accompanying financial statements based on the value of the Series B Preferred Shares that may be purchased.

Common Stock Warrants

In connection with the note purchase agreement dated December 29, 2014 for the purchase of $10.0 million of subordinated convertible promissory notes, 172 warrants were issued to purchase common stock with an exercise price equal to the lesser of 85% of the price per share in an initial public offering or $8,748.81, subject to adjustment. The warrants are immediately exercisable and expire no later than eight years from the date of issuance. The fair value of the warrants was estimated on the date of grant using the Black-Scholes option pricing model assuming a common stock price of $3,972 per share, an exercise price of $3,376 per share, expected stock price volatility of 80 percent and a risk-free interest rate estimate of 0.71 percent.

Note 16. Commitments and Contingencies

(a) Operating Leases

The Company leases various facilities and equipment under noncancelable operating lease agreements. The Company leases approximately 2.1 million square feet of facilities in Iowa, Rhode Island, Massachusetts, New Mexico, Arizona, Turkey, Mexico and China. The terms of these leases range from 60 months to 84 months. Scheduled rent increases are recorded on a straight-line basis over the entire term of the lease.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Rental expense charged under all operating leases (including leases with terms of less than one year) was $7.1 million and $3.9 million in 2014 and 2013, respectively. Minimum rental commitments under noncancelable operating leases with terms of one year or more for each of the year ending at December 31 are as follows (in thousands):

2015	$7,707
2016	6,890
2017	4,843
2018	3,952
2019	1,136
Thereafter	362

Total	$24,890

(b) Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

(c) Dividend Restrictions

Certain subsidiaries of the Company are limited in their ability to declare dividends without first meeting statutory restrictions of the People’s Republic of China, including retained earnings as determined under Chinese-statutory accounting requirements and the approval of one of our Chinese lenders. Furthermore, before any dividends are paid, a portion of each year’s after-tax profits must be placed in a reserve fund equal to 10% of after Chinese tax profits until the reserve balance reaches 50% ($5.1 million) of the registered capital. At December 31, 2014, the amount of restricted retained earnings related to the Company’s operations in China was $5.2 million, which includes $1.0 million held in the reserve fund.

Note 17. Defined-Contribution Plan

The Company maintains a 401(k) plan for all of its U.S. employees. Under the 401(k) plan, eligible employees may contribute, subject to statutory limitations, a percentage of their salaries. The Company matched 50 percent of the participants’ contributions up to 8 percent of eligible compensation through March 31, 2012. Beginning on April 1, 2012, the Company changed its matching policy to 25 percent of the participants’ contributions up to 8 percent of eligible compensation.

Participant vesting occurs in the Company matching contributions according to the schedule below:

Years of service	Vesting Percentage
Less than 2 years	0%
2-year anniversary	20%
3-year anniversary	40%
4-year anniversary	60%
5-year anniversary	80%
6-year anniversary	100%

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company’s matching contributions to the 401(k) plan for the years ended December 31, 2014, 2013 and 2012 were $0.2 million, $0.2 million and $0.1 million, respectively. The Company’s matching contributions are accrued and recorded as expense during each payroll period.

In Mexico, the Company maintains an annual savings fund, which matches the employee contribution each week, based on the Mexican statutory maximum of 13 percent of actual minimum salary rates. The savings fund period runs from November to October each year, and is distributed to employees in full, during the first week of November each year. As of December 31, 2014, the Company had accumulated $0.3 million in matched savings from employees and Company.

In Turkey, the Company maintains a retirement fund that is based on a formula of annual salary multiplied by the number of years of service for the Company. The Company accrues a retirement fund liability for this each month. As of December 31, 2014, the Company had accrued $0.3 million based on the service periods of eligible employees greater than one year.

Note 18. Income Taxes

Geographic sources of net income (loss) before income taxes are as follows at December 31 (in thousands):

	2014	2013	2012
United States	$(7,733)	$4,231	$2,374
China	5,832	2,238	1,413
Turkey	(3,962)	(10,835)	(9,950)
Mexico	140	(6)	—

Total	$(5,723)	$(4,372)	$(6,163)

The income tax provision includes U.S. federal, state, and local taxes, Turkey, China and Mexico taxes currently payable and those deferred because of temporary differences between the financial statement and the tax bases of assets and liabilities. The components of the provision for income taxes are as follows for the years ended December 31 (in thousands):

	2014	2013	2012
Current:
U.S. federal	$80	$(5)	$—
U.S. state and local taxes	282	3	10
Foreign	1,581	168	868

Total current	1,943	166	878

Deferred:
U.S. federal	—	—	—
U.S. state and local taxes	—	—	—
Foreign	(1,018)	(3,512)	36

Total deferred	(1,018)	$(3,512)	$36

Total provision (benefit)	$925	$(3,346)	$914

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The reconciliation between the U.S. statutory income tax rate and the Company’s income tax provision is as follows for the years ended December 31:

	2014	2013	2012
United States statutory income tax rate (benefit)	(34.0)%	(34.0)%	(34.0)%
Noncontrolling interest	(0.0)%	(9.0)%	13.7%
Foreign rate differential	(8.8)%	25.1%	12.0%
Withholding taxes	6.8%	3.3%	10.6%
Valuation allowance	64.8%	(61.4)%	13.5%
State taxes	3.6%	0.0%	0.1%
Deferred tax adjustments	(13.3)%	(5.4)%	0.0%
Research and development	(2.2)%	(4.1)%	(1.0)%
Other (1)	(0.7)%	8.9%	(0.1)%

Total expense (benefit)	16.2%	(76.6)%	14.8%

(1)	The 2013 amount includes $0.4 million of foreign currency translation adjustments related to the change in the value of the Turkish Lira during 2013.

In China, the Company was entitled to a tax holiday through 2009. Beginning in 2010, the Company was subject to a 12.5 percent tax rate in China that increases to 20 percent beginning in 2014. Income taxes have not been provided on $21.7 million of undistributed earnings of foreign subsidiaries over which the Company has sufficient influence to control the distribution of such earnings and has determined that such earnings have been reinvested indefinitely. Should the Company elect in the future to repatriate a portion of the foreign earnings so invested, the Company could incur income tax expense on such repatriation, net of any available deductions and foreign tax credits. This would result in additional income tax expense beyond the computed expected provision in such periods. The amount of unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration is not easily determinable.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of the components of deferred tax assets and liabilities at December 31 (in thousands):

	2014	2013	2012
Deferred tax assets:
Net operating loss and credit carry forwards	$34,961	$37,396	$38,554
Deferred revenue	5,084	—	2,427
Non-deductible accruals	3,028	1,986	2,716
Equity investment	692	639	—
Amortization of intangible assets	656	484	—
Tax credits	120	39	696
Other	657	37	52

Total deferred tax assets	45,198	40,581	44,445
Valuation allowance	(39,347)	(35,208)	(40,464)

Net deferred tax assets	5,851	5,373	3,981

Deferred tax liabilities:
Deferred revenue	(3,497)	(3,730)	—
Depreciation	(1,368)	(2,008)	(1,958)
Equity investment	—	—	(1,597)
Amortization of intangible assets	—	—	(217)
Other	(41)	(519)	—

Total deferred tax liabilities	(4,906)	(6,257)	(3,772)

Net deferred tax assets (liabilities)	$945	$(884)	$209

Our deferred tax valuation allowance at December 31 consisted of the following (in thousands):

	2014	2013	2012
Allowance at beginning of year	$(35,208)	$(40,464)	$(39,748)
Expenses incurred	(4,139)	—	(716)
Adjustment	—	5,256	—

Allowance at end of year	$(39,347)	$(35,208)	$(40,464)

The valuation allowance relates to deferred taxes that the Company believes do not meet the more-likely than-not criteria for recording the related benefits. The Company increased its valuation allowance by a net $4.1 million to $39.3 million at December 31, 2014, from $35.2 million at December 31, 2013. The decrease in the valuation allowance in 2013 was primarily the result of the reversal of the valuation allowance related to deferred tax assets in Turkey. The valuation allowance in Turkey was reversed because of the cancellation of debt income to be recognized in the future resulting from the conversion of advances from the Company to equity in Turkey. As a result, no valuation allowance was required.

The Company has U.S. federal net operating losses of approximately $75.8 million, state net operating losses of $44.8 million, and foreign net operating losses of $17.8 million available to offset future taxable income. The federal and state net operating loss carryforwards expire in varying amounts through 2033. As mentioned previously, certain of the Company’s foreign subsidiaries have net operating loss carry-forwards in U.S. dollars totaling approximately $17.8 million at December 31, 2014, which expire in varying amounts through 2018.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Sections 382 and 383 of the Internal Revenue Code of 1986, contain rules that limit the ability of a company that undergoes an “ownership change” to utilize its net operating loss and tax credit carry forwards and certain built-in losses recognized in years after the ownership change. An “ownership change” is generally defined as any change in ownership of more than 50% of a corporation’s stock over a rolling three-year period by stockholders that own (directly or indirectly) 5% or more of the stock of a corporation, or arising from a new issuance of stock by a corporation. If an ownership change occurs, Section 382 generally imposes an annual limitation on the use of pre-ownership change net operating losses to offset taxable income earned after the ownership change. The annual limitation is equal to the product of the applicable long-term tax exempt rate and the value of the company’s stock immediately before the ownership change. This annual limitation may be adjusted to reflect any unused annual limitation for prior years and certain recognized built-in gains and losses for the year. In addition, Section 383 generally limits the amount of tax liability in any post-ownership change year that can be reduced by pre-ownership change tax credit carryforwards. At the end of 2008, the Company had an “ownership change” and the pre-ownership change net operating losses existing at the date of change of $25.6 million are subject to an annual limitation of $4.3 million. As of December 31, 2014, the remaining pre-ownership change net operating losses subject to the annual limitation is approximately $3.9 million. The remaining $71.9 million of U.S. federal net operating losses as of December 31, 2014 are not subject to any annual limitations. Certain of these net operating losses may be at risk of limitation in the event of a future ownership change.

The Company’s policy regarding uncertain tax positions is to recognize potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2014, the Company has not identified any uncertain tax positions.

The Company operates in and files income tax returns in various jurisdictions in China, Mexico, Turkey and the U.S., which are subject to examination by tax authorities. With few exceptions, the Company is no longer subject to income tax examinations for years before 2010.

Note 19. Concentration of Customers

Revenues from certain customers in excess of 10 percent of total consolidated Company revenues for the years ended December 31 are as follows (in thousands):

	2014		2013		2012
Customer	Revenues	% of Total	Revenues	% of Total	Revenues	% of Total
Customer 1	$234,795	73.2%	$196,141	91.2%	$144,839	92.7%
Customer 2	42,956	13.4%	8,825	4.1%	—	0.0%
Other	42,996	13.4%	10,088	4.7%	11,336	7.3%

Total	$320,747	100.0%	$215,054	100.0%	$156,175	100.0%

Note 20. Segment Reporting

ASC Topic 280, Segment Reporting, establishes standards for the manner in which companies report financial information about operating segments, products, services, geographic areas and major customers. In managing the Company’s business, management focuses on growing its revenues and earnings in select geographic areas serving primarily the wind energy market. The Company has operations in the United States, China, Turkey and Mexico. The Company’s operating segments are defined geographically as the United States, Asia, EMEA (Europe, the Middle East and Africa) and Mexico. Financial results are aggregated into four reportable segments based on quantitative thresholds. All of the Company’s segments operate in their local currency except for the Mexico and Asia segments, which both include a U.S. parent company.

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables set forth certain information regarding each of the Company’s segments for the years ended December 31 (in thousands):

	2014	2013	2012
Revenues by Segment:
U.S.	$145,691	$160,600	$114,437
Asia	79,325	37,045	35,549
EMEA	67,006	17,409	6,189
Mexico	28,725	—	—

Total Revenues	$320,747	$215,054	$156,175

Revenues by Geographic Location (1):
United States	$145,691	$160,600	$114,437
China	79,325	37,045	35,549
Turkey	67,006	17,409	6,189
Mexico	28,725	—	—

Total Revenues	$320,747	$215,054	$156,175

Depreciation and amortization:
U.S.	$3,342	$3,333	$3,415
Asia	1,899	1,380	1,510
EMEA	1,683	537	511
Mexico	517	—	—

Total depreciation and amortization	$7,441	$5,250	$5,436

Capital Expenditures
U.S.	$808	$737	$138
Asia	8,903	1,119	132
EMEA	4,789	3,187	3,131
Mexico	4,424	2,022	876

Total capital expenditures	$18,924	$7,065	$4,277

Income (loss) from operations:
U.S.	$(1,199)	$8,381	$2,920
Asia	14,771	3,807	2,388
EMEA	(1,528)	(8,619)	(9,481)
Mexico	(6,567)	(2,870)	—

Total income (loss) from operations	$5,477	$699	$(4,173)

Tangible long-lived assets:
U.S.	$9,039	$7,548
Asia (China)	19,490	12,379
EMEA (Turkey)	13,569	11,243
Mexico	9,701	3,795

Total tangible long-lived assets	$51,799	$34,965

TPI COMPOSITES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	2014	2013
Total assets:
U.S.	$61,386	$36,241
Asia	98,666	46,449
EMEA	93,810	38,033
Mexico	24,098	6,802

Total assets	$277,960	$127,525

(1)	Revenues are attributable to countries based on the location where the product is manufactured or the services are performed.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

TPI COMPOSITES, INC.

PARENT COMPANY BALANCE SHEETS

(In thousands, except share data)

	December 31
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$16,227	$1,156
Prepaid expenses and other current assets	580	602

Total current assets	16,807	1,758
Accounts receivable—intercompany	138,451	104,759
Investments in subsidiaries	(88,017)	(76,150)
Other noncurrent assets	4,256	863

Total assets	$71,497	$31,230

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable—intercompany	$9,090	$7,502
Current maturities of long-term debt, net of discount	940	3,428
Other current liabilities	1,184	777

Total current liabilities	11,214	11,707
Long-term debt, net of discount and current maturities	58,027	11,243

Total liabilities	69,241	22,950

Series A convertible preferred shares	49,138	47,375
Series B convertible preferred shares	39,600	36,347
Series B-1 convertible preferred shares	50,430	46,076
Series C convertible preferred shares	16,770	15,083
Senior redeemable preferred shares	25,065	22,772
Super senior redeemable preferred shares	7,262	—
Redeemable preferred share warrants	1,084	438

Total convertible and senior preferred shares and warrants	189,349	168,091

Shareholders’ deficit:
Accumulated other comprehensive income	2,338	2,587
Accumulated deficit	(189,431)	(162,398)

Total shareholders’ deficit	(187,093)	(159,811)

Total liabilities and shareholders’ deficit	$71,497	$31,230

See accompanying notes to condensed financial statements.

TPI COMPOSITES, INC.

PARENT COMPANY STATEMENTS OF OPERATIONS

(In thousands)

	Year ended December 31
	2014	2013
Net sales	$—	$—
Cost of goods sold	—	—

Gross profit	—	—
General and administrative expenses	167	50

Loss from operations	(167)	(50)

Other income (expense):
Equity in earnings of subsidiaries, net of tax	872	2,837
Interest expense, net of interest income	(7,075)	(1,510)

Total other income (expense)	(6,203)	1,327

Income (loss) before income taxes	(6,370)	1,277
Income tax benefit (provision)	(278)	2

Net income (loss)	(6,648)	1,279
Net income attributable to preferred shareholders	13,930	14,149

Net loss attributable to common shareholders	$(20,578)	$(12,870)

See accompanying notes to condensed financial statements.

TPI COMPOSITES, INC.

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year ended December 31
	2014	2013
Net income (loss)	$(6,648)	$1,279
Other comprehensive income (loss):
Subsidiaries’ other comprehensive income (loss)	(249)	830

Comprehensive income (loss)	$(6,897)	$2,109

See accompanying notes to condensed financial statements.

TPI COMPOSITES, INC.

PARENT COMPANY STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31
	2014	2013
Net cash used in operating activities	$(9,672)	$(1,760)

Net cash used in investing activities	(32,103)	(12,057)

Cash flows from financing activities:
Net proceeds from term loans	50,000	14,671
Proceeds from issuance of preferred stock	6,846	—

Net cash provided by financing activities	56,846	14,671

Net change in cash and cash equivalents	15,071	854
Cash and cash equivalents, beginning of year	1,156	302

Cash and cash equivalents, end of year	$16,227	$1,156

See accompanying notes to condensed financial statements.

TPI COMPOSITES, INC.

NOTES TO PARENT COMPANY FINANCIAL STATEMENTS

Note 1. Description of Business and Basis of Presentation

TPI Composites, Inc., or TPI, is the holding company that conducts substantially all of its business operations through its direct and indirect subsidiaries. There are material restrictions over TPI’s ability to obtain funds from its indirect subsidiaries in China through dividends, loans or advances. During the years ended December 31, 2014 and 2013, TPI did not receive any cash dividends from its subsidiaries in China. Accordingly, these condensed financial statements have been prepared on a “parent-only” basis. Under a parent-only presentation, TPI’s investments in its consolidated subsidiaries are presented under the equity method of accounting. These parent-only financial statements should be read in conjunction with TPI Composites, Inc. and Subsidiaries audited consolidated financial statements and related notes included elsewhere in this prospectus.

Note 2. Debt

As of December 31, 2014, TPI had $59.0 million of debt outstanding. For more details on the composition of the balance and various debt transactions which took place during the year, see note 14 to the consolidated financial statements included elsewhere in this prospectus.

Note 3. Preferred Shares and Warrants

Since October 2007, TPI has been issuing preferred shares to investors and since June 2013 has issued warrants for the purchase of preferred shares in connection with certain debt and preferred share issuances. See note 15 to the consolidated financial statements included elsewhere in this prospectus for more details.

Note 4. Commitments and Contingencies

In addition to the debt amounts noted above, TPI has guaranteed the performance under certain agreements of its direct or indirect subsidiaries. See note 16 to the consolidated financial statements included elsewhere in this prospectus for more details.

             Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch	J.P. Morgan

Cowen and Company	Raymond James	FBR

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The expenses (other than underwriting discounts and commissions) payable by us in connection with this offering are as follows:

Amount
Securities and Exchange Commission registration fee		*
Financial Industry Regulatory Authority filing fee		*
The NASDAQ Global Market listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total Expenses		*

*	To be provided by amendment.

All expenses are estimated except for the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority filing fee.

Item 14. Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article VII of our certificate of incorporation, provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our certificate of incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Article VII of the certificate of incorporation further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article V of our by-laws provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the by-laws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

In addition, Article V of the by-laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the certificate of incorporation or by-laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the by-laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the by-laws.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the certificate of incorporation and by-laws.

We also maintain a general liability insurance policy that covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, the selling stockholders, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities arising out of any alleged untrue statements or omissions in any information relating to, and furnished by, the underwriters in writing to us for use in this registration statement or any prospectus for this offering.

Item 15. Recent Sales of Unregistered Securities.

During the last three years, we sold the following securities on an unregistered basis:

(1) In March 2012, we sold an aggregate of 240 shares of our Senior Redeemable preferred stock at a purchase price of $25,000 per share.

(2) In June 2013, we issued a warrant to purchase 120.06 shares of our Series B preferred stock at a price per share of $8,748.81.

(3) In February 2014, we issued a warrant to purchase 40.005 shares of our Series B preferred stock at a price per share of $8,748.81.

(4) In February 2014, we issued an aggregate of $5.0 million of bridge notes and related warrants to purchase an aggregate of 40.0054 shares of our Series B preferred stock at a price per share of $8,748.81.

(5) In May 2014, we sold an aggregate of 120 shares of our Super Senior Redeemable preferred stock at a purchase price of $25,000 per share. In connection with such issuances, we issued warrants to purchase an aggregate of 20.574 shares of our Series B preferred stock at a price per share of $8,748.81.

(6) In June 2014, we sold an aggregate of 160 shares of our Super Senior Redeemable preferred stock at a purchase price of $25,000 per share. In connection with such issuances, we issued warrants to purchase an aggregate of 27.432 shares of our Series B preferred stock at a price per share of $8,748.81.

(7) In December 2014, we issued an aggregate of $10.0 million of December Bridge Notes and related warrants to purchase an aggregate of 171.45 shares of the Company’s capital stock at a price per share of $8,748.81.

No underwriters were involved in the foregoing sales of securities. The securities described in paragraphs (a)(1) through (a)(8) of this Item 15 were issued to U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedules.

Schedule I—Condensed Financial Information of the Registrant

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Scottsdale, State of Arizona, on this              day of                     , 2015.

TPI Composites, Inc.

By:	Steven C. Lockard, Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of TPI Composites, Inc., hereby severally constitute and appoint Steven C. Lockard and William E. Siwek, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on the              day of                     , 2015.

Signature	Title	Date

Steven C. Lockard	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2015

Wayne G. Monie	Chief Operating Officer and Director	, 2015

William E. Siwek	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2015

Stephen Bransfield	Director	, 2015

Michael L. DeRosa	Director	, 2015

Philip J. Deutch	Director	, 2015

Paul G. Giovacchini	Director and Chairman of the Board	, 2015

Signature	Title	Date

Jack A. Henry	Director	, 2015

Scott N. Humber	Director	, 2015

Daniel G. Weiss	Director	, 2015

Exhibit Index

Number	Description

1.1**	Form of Underwriting Agreement

3.1**	Tenth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2**	Form of Eleventh Amended and Restated Certificate of Incorporation of the Registrant

3.3***	Amended and Restated By-laws of the Registrant, as currently in effect

3.4**	Form of Second Amended and Restated By-laws of the Registrant

4.1**	Specimen Stock Certificate

4.2***	Third Amended and Restated Investor Rights Agreement by and among the Registrant and the investors named therein, dated June 17, 2010, as amended

4.3***	Third Amended and Restated Right of First Refusal, Co-Sale and Voting Agreement by and among the Registrant and the investors named therein, dated June 17, 2010

4.4**	Form of Series B Warrant

4.5**	Form of Common Warrant

5.1**	Opinion of Goodwin Procter LLP

10.1**‡	2008 Stock Option and Grant Plan, as amended by Amendment No. 1 dated August 14, 2008 and Amendment No. 2 dated December 30, 2008, and forms of award agreements thereunder

10.2**‡	2015 Stock Option and Incentive Plan and forms of award agreements thereunder

10.3**	Financing Agreement between the Registrant, Highbridge Principal Strategies, LLC and the other parties named therein, dated August 19, 2014, as amended

10.4**	Senior Redeemable Preferred Stock Purchase Agreement by and among the Registrant and the investors named therein, dated March 24, 2011, as amended

10.5**	Super Senior Redeemable Preferred Stock Purchase Agreement by and among the Registrant and the investors named therein, dated May 9, 2014

10.6**	Super Senior Redeemable Preferred Stock Purchase Agreement by and among the Registrant and the investors named therein, dated June 30, 2014

10.7***†	Supply Agreement between General Electric International, Inc. and TPI Kompozit Kanat Sanayi ve Ticaret A.S. entered into as of December 21, 2011, as amended

10.8***†	Supply Agreement between General Electric International, Inc. and TPI Iowa, LLC entered into as of September 6, 2007, as amended

10.9***†	Supply Agreement between General Electric International, Inc. and TPI China, LLC entered into as of January 1, 2007, as amended

10.10*†	Supply Agreement between General Electric International, Inc. and TPI Mexico, LLC entered into as of October 18, 2013, as amended.

10.11**	Lease between TPI Iowa, LLC and Opus Northwest L.L.C. dated November 13, 2007, as amended

10.12**	Commencement Date Memorandum entered into as of July 25, 2008 between TPI Iowa LLC and Opus Northwest, L.L.C.

10.13**	Lease between TPI Kompozit Kanat Sanayi ve Ticaret A.S. and Med Union Containers A.S. dated March 16, 2012

Number	Description

10.14**	Lease between TPI Wind Blade Dafeng Company Limited and Jiangsu Erhuajie Energy Equipment Co., Ltd dated November 27, 2013, as amended

10.15**	Lease between the Registrant (f/k/a LCSI Holding, Inc.) and Gainey Center II LLC dated June 12, 2007, as amended

10.16**	Lease between TPI, Inc. (f/k/a TPI Composites, Inc.) and Borden & Remington Fall River LLC dated as of December 1, 2008, as superseded by Standard Industrial Lease between TPI, Inc. and Borden & Remington Fall River LLC dated June 28, 2010, as amended

10.17**	Lease between Composite Solutions, Inc. and TN Realty, LLC dated September 30, 2004, as amended

10.18**	Lease between TPI-Composites S. de R.L. de C.V. and Deutsche Bank México, S.A. Institución de Banca Múltiple, Division Fiduciaria, as Trustee of Trust F/1638 dated April 15, 2013, as amended

10.19**	Lease between TPI-Composites S. de R.L. de C.V. and The Bank of New York Mellon, S.A., as Trustee in the Trust F/00335 dated September 25, 2013

10.20**	Lease between TPI Mexico, LLC and Trailer Transfer, Inc. dated October 16, 2013

10.21**	Lease between TPI Mexico, LLC and Lanestone 1, LLC, dated April 14, 2014

10.22**	Plant and Equipment Lease Contract between TPI Composites (Taicang) Co., Ltd. and Suzhou Tianneng Power Wind Mold Co., Ltd dated May 1, 2014

10.23**‡	Form of Employment Agreement between the Registrant and each of its executive officers

10.24**	Form of Indemnification Agreement

21.1**	List of Subsidiaries

23.1**	Consent of KPMG LLP

23.2**	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included in page II-5)

*	Filed herewith.

**	To be filed by amendment.

***	Previously filed

†	Confidential treatment has been requested for certain provisions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act of 1933.

‡	Indicates compensatory plan or arrangement.